
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K


(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


For the fiscal year ended December 31, 2024

OR


☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


For the transition period from   to
Commission File Number 001-15283

   

Dine Brands Global, Inc.

(Exact name of registrant as specified in its charter)


Delaware	**95-3038279**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10 West Walnut Street, 5th Floor, Pasadena, California 91103	**91103**
(Address of principal executive offices)	(Zip Code)


(818) 240-6055

(Registrant's telephone number, including area code)


Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 par value	DIN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2024 was $522.1 million.

As of February 21, 2025, the Registrant had 15,253,787 shares of Common Stock outstanding.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on Tuesday, May 14, 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Except as expressly incorporated by reference, the registrant's Proxy Statement shall not be deemed to be part of this report.

DINE BRANDS GLOBAL, INC. AND SUBSIDIARIES
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2024
Table of Contents

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Annual Report on Form 10-K may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from those expressed or implied in such statements. You can identify these forward-looking statements by words such as "may," "will," "would," "should," "could," "expect," "anticipate," "believe," "estimate," "intend," "plan," "goal" and other similar expressions. You should consider our forward-looking statements in light of the risks discussed under the heading "Risk Factors," as well as our consolidated financial statements, related notes, and the other financial information appearing elsewhere in this report and our other filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this report are made as of the date hereof and Dine Brands Global, Inc. does not intend to, nor does it assume any obligation to, update or supplement any forward-looking statements after the date of this report to reflect actual results or future events or circumstances.

These statements involve known and unknown risks, uncertainties, and other factors, which may cause actual results to be materially different from those expressed or implied in such statements. These factors include, but are not limited to: general economic conditions, including the impact of inflation, particularly as it may impact our franchisees directly; our level of indebtedness; compliance with the terms of our securitized debt; our ability to refinance our current indebtedness or obtain additional financing; our dependence on information technology; potential cyber incidents; the implementation of corporate strategies, including restaurant development plans; our dependence on our franchisees; the concentration of our Applebee's franchised restaurants in a limited number of franchisees; the financial health of our franchisees, including any insolvency or bankruptcy; credit risks from our IHOP franchisees operating under our previous IHOP business model in which we built and equipped IHOP restaurants and then franchised them to franchisees; insufficient insurance coverage to cover potential risks associated with the ownership and operation of restaurants; our franchisees' and other licensees' compliance with our quality standards and trademark usage; general risks associated with the restaurant industry; potential harm to our brands' reputation; risks of food-borne illness or food tampering; possible future impairment charges; trading volatility and fluctuations in the price of our stock; our ability to achieve the financial guidance we provide to investors; successful implementation of our business strategy; the availability of suitable locations for new restaurants; shortages or interruptions in the supply or delivery of products from third parties or availability of utilities; the management and forecasting of appropriate inventory levels; development and implementation of innovative marketing and use of social media; changing health or dietary preference of consumers; changes in U.S. government regulations and trade policies, including the imposition of tariffs and other trade barriers; risks associated with doing business in international markets; the results of litigation and other legal proceedings; third-party claims with respect to intellectual property assets; delivery initiatives and use of third-party delivery vendors; our allocation of human capital and our ability to attract and retain management and other key employees; compliance with federal, state and local governmental regulations; risks associated with our self-insurance; risks of major natural disasters, including earthquake, wildfire, tornado, flood or a man-made disaster, including terrorism, civil unrest or a cyber incident; risks of volatile and adverse weather conditions as a result of climate change; pandemics, epidemics, or other serious incidents; our success with development initiatives outside of our core business; the adequacy of our internal controls over financial reporting and future changes in accounting standards; changes in tax laws; failure to meet investor and stakeholder expectations regarding business responsibility matters; and other factors discussed from time to time in the "Risk Factors" section of this Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and in the Corporation's other filings with the Securities and Exchange Commission, many of which are beyond our control.

Fiscal Year-End

We have a 52/53 week fiscal year ending on the Sunday nearest to December 31 of each year. For convenience, in this Annual Report on Form 10-K, we refer to all fiscal years as ending on December 31 and all interim fiscal quarters as ending on March 31, June 30 and September 30 of the respective fiscal year. There were 52 calendar weeks in our 2024, 2023 and 2022 fiscal years that ended December 29, 2024, December 31, 2023, and January 1, 2023, respectively.

PART I

Item 1.   Business

Dine Brands Global, Inc.®, together with its subsidiaries (referred to as the "Company," "Dine Brands Global," "we," "our" and "us"), owns and franchises the Applebee's Neighborhood Grill + Bar® ("Applebee's") concept in the American full-service restaurant segment within the casual dining category of the restaurant industry, the International House of Pancakes® ("IHOP") concept in the midscale full-service restaurant segment within the family dining category of the restaurant industry, and the Fuzzy's Taco Shop® ("Fuzzy's") concept in the Mexican limited-service restaurant segment within the fast-casual dining category of the restaurant industry, acquired in December 2022. References herein to Applebee's®, IHOP® and Fuzzy's® restaurants are to these three restaurant concepts, whether operated by franchisees, area licensees and their sub-licensees or by us. As of December 31, 2024, the substantial majority of our 3,555 restaurants across all brands were franchised. We believe this highly franchised business model requires less capital investment and general and administrative overhead, generates higher gross profit margins and reduces the volatility of adjusted free cash flow performance, as compared to a business model based on owning a significant number of company-operated restaurants.

We generated revenue during the year ended December 31, 2024 from four reporting segments, comprised as follows:

- Franchise operations - consist of Applebee's, IHOP and Fuzzy's, generating royalties, advertising fees and other income from 1,567 Applebee's franchised restaurants, 1,824 IHOP franchised and area licensed restaurants, and 116 Fuzzy's franchised restaurants;

- Rental operations - primarily rental income derived from lease or sublease agreements covering 554 IHOP franchised restaurants and two Applebee's franchised restaurants;

- Financing operations - primarily interest income from approximately $13 million of receivables for equipment leases and franchise fee notes generally associated with IHOP franchised restaurants developed before 2003 and approximately $14 million of notes receivable from franchisees; and

- Company restaurant operations - primarily retail sales from 47 company-operated Applebee's restaurants we acquired from franchisees in November 2024 and one company-operated Fuzzy's restaurant.

Most of our revenue is derived from domestic sources within these four reporting segments, with approximately 83% of our total revenues for the year ended December 31, 2024 being generated from our two largest franchise operating segments, Applebee's and IHOP. Internationally, our restaurants are in 19 countries and two United States territories at December 31, 2024. Revenue derived from all international operations comprised less than 3% of total consolidated revenue for the year ended December 31, 2024. At December 31, 2024, there were no long-lived assets located outside of the United States.

Our Goal

Our goal is to accelerate profitable growth and create significant value for stockholders and franchisees.

Our Strategic Priorities

Our fundamental approach to restaurant brand building centers on innovation and evolution of our existing brands as well as exploring investments in or acquisitions of new concepts. We intend to leverage our significant scale and our franchise business model to drive robust margins and cash flows. We are actively supporting our brands with focused teams that are accountable at the brand level to drive strong performance. Together with our franchisees, significant investments have been made and will continue to be made in marketing across traditional and digital channels to drive traffic to our restaurants. We are investing in technology to create more ways for customers to access our brands and in growth platforms such as online ordering, off-premise business and delivery. We work alongside our franchisees to develop new restaurants across the globe. We will focus on capital allocation strategies to maximize long-term stockholder return, including cash dividends and repurchases of our common stock, taking into consideration market conditions. Furthermore, we will continue to evaluate the addition of new brands to our restaurant portfolio through acquisitions and other strategic investments.

Our History

The first IHOP restaurant opened in 1958 in Toluca Lake, California. Since that time, the Company and its predecessors have engaged in the development, franchising and, from time to time, operation of IHOP restaurants. Prior to 2003, new IHOP restaurants were generally developed by us, and we were involved in all aspects of the construction and financing of the restaurants. We typically identified and leased or purchased the restaurant sites for new company-developed IHOP restaurants, built and equipped the restaurants and then franchised them to franchisees. In addition, we typically financed as much as 80% of the franchise fee for periods ranging from five to eight years and leased the restaurant and equipment to the franchisee over a 25-year period. We refer to this as our "Previous IHOP Business Model," which accounts for most of the activity in our rental and financing operations.

For most IHOP restaurants opened after 2003, the franchisee is primarily responsible for the development and financing of the restaurant. In general, we no longer provide any financing with respect to the franchise fee, restaurant site or equipment. The franchisee uses its own capital and financial resources along with third-party financial sources obtained by the franchisee to purchase or lease a restaurant site, build and equip the business and fund its working capital needs. We refer to this as our "Current IHOP Business Model."

The first restaurant in what became the Applebee's chain opened in 1980 in Decatur, Georgia. Applebee's International, Inc, ("AII") became a public company in 1989, then comprised of 100 restaurants. In November 2007, we completed the acquisition of AII, which comprised 1,455 franchised restaurants and 510 company-operated restaurants at the time of the acquisition. We subsequently refranchised all Applebee's company-operated restaurants and were 100% franchised. In December 2018, we acquired 69 Applebee's restaurants from a franchisee and operated them as company restaurants through October 2022 when we completed the sale of these restaurants to a different franchisee. In November 2024, we acquired 56 Applebee's restaurants from franchisees, of which nine were simultaneously refranchised to a different franchisee. We currently operate 47 Applebee's restaurants as company restaurants.

The first Fuzzy's Taco Shop opened in 2003 in Fort Worth, Texas and the first franchised location opened in 2009. Since that time, Fuzzy's has engaged in the development, franchising, and operation of Fuzzy's Taco Shops. In December 2022, we completed the acquisition of Fuzzy's, which consisted of 135 franchised restaurants and three company-operated restaurants at the time of acquisition.

Restaurant Concepts

Applebee's

We franchise Applebee's restaurants in the American full-service restaurant segment within the casual dining category of the restaurant industry. As one of the world's largest casual dining brands, Applebee's Neighborhood Grill + Bar offers guests a dining experience that combines simple American fare with classic drinks and local draft beers. Applebee's offers a familiar and affordable escape from the everyday, whether family and friends choose to connect with one another in the Applebee's dining room or in the comfort of their living room. This is why Applebee's is Eatin' Good in the Neighborhood™.

We strive to provide genuine and neighborly service, appetizers, drinks and entrees, and limited-time offers. Our menu features a selection of grill and bar fare, such as appetizers, bar snacks, burgers, pasta entrees and lighter fare, as well as cocktails, beers, and desserts. Applebee's provides multiple options for our guests to enjoy our food on the go or at home including online ordering, a mobile app, Carside To Go, and delivery service providers.

As of December 31, 2024, Applebee's restaurants are 97.1% franchisee owned and operated with 57 franchise groups (30 domestic and 27 international) operating 1,567 Applebee's franchise restaurants (1,454 domestic and 113 international). We operated 47 Applebee's restaurants acquired from franchisees in November 2024. As of December 31, 2024, Applebee's restaurants were located in 49 states within the United States, two United States territories and 15 countries outside of the United States. The June 2024 issue of *Nation's Restaurant News* reported that Applebee's was one of the largest restaurant chains in the casual dining segment, in terms of United States system-wide sales during 2023.

IHOP

We franchise restaurants in the midscale full-service restaurant segment within the family dining category of the restaurant industry under the names IHOP and International House of Pancakes. IHOP restaurants feature full table service and high quality, moderately priced food and beverage offerings in an attractive and comfortable family atmosphere. Although the restaurants are best known for their award-winning pancakes and putting an unexpected twist on "all things breakfast, any time of the day," IHOP is committed to accelerating growth through menu innovation, day-part expansion, off-premise initiatives and development. Focused on meeting the needs of today's guest, IHOP leverages industry analytics and brand-specific insights to help drive visit frequency and increase average check.

IHOP restaurants are open throughout the day and evening hours. As of December 31, 2024, approximately 663 IHOP restaurants operated 24 hours a day, seven days a week, with approximately 202 additional restaurants operating 24 hours a day for some portion of the week. In comparison, approximately 621 IHOP restaurants operated 24 hours a day, seven days a week, with approximately 200 additional restaurants operating 24 hours a day for some portion of the week as of December 31, 2023.

We remain committed to giving more people, more reasons to enjoy more IHOP, more often. Placing an emphasis on building its IHOP 'N' Go business, IHOP offers an online ordering platform, a mobile app, and a national delivery program with leading service providers. In 2022, IHOP launched the International Bank of Pancakes, our brand's first-ever loyalty program, with the goal to increase visit frequency and spend from participating guests. Additionally, we continue to maintain and enhance our in-restaurant health safety and sanitation operational procedures in order to protect the health and foster the confidence of employees and guests at the restaurants.

As of December 31, 2024, 263 franchise groups (235 domestic, 28 international) operated 1,824 IHOP franchise and area license restaurants. These restaurants were in 49 states within the United States, in the District of Columbia, in two United States territories and in 14 countries outside of the United States. The June 2024 issue of *Nation's Restaurant News* reported that IHOP was the largest restaurant chain in the midscale family-style segment in terms of United States system-wide sales during 2023.

Fuzzy's Taco Shop

After our acquisition in December 2022, we began franchising and operating restaurants in the Mexican limited-service restaurant segment within the fast-casual dining category of the restaurant industry under the name, Fuzzy's Taco Shop. Fuzzy's restaurants feature a number of menu items including Baja-style Mexican food like Baja tacos, chips and queso, guacamole and salsa made in house, and a full bar including margaritas, our "Beeritas" and a selection of cold draft beer, all served in a laid back and inviting setting. Fuzzy's offers its guests the flexibility of an online ordering platform and loyalty program. As of December 31, 2024, 37 franchise groups operated 116 restaurants in 15 states within the United States and we had one company restaurant in Texas.

See *Item 2 - Properties,* for the geographic location of all Applebee's, IHOP, and Fuzzy's restaurants.

Franchising

Franchisee Relationships

We value good relationships with our franchisees and strive to maintain positive working relationships with them. Applebee's, IHOP and Fuzzy's franchisees participate in Company-sponsored advisory groups. These groups provide a forum for franchisees to share demonstrated best practices, offer counsel and review successful strategies, while working side-by-side with management of the Applebee's, IHOP and Fuzzy's brands. Applebee's sponsors its Franchise Business Council ("FBC"), which consists of eight elected franchisee representatives and three Applebee's representatives. IHOP sponsors its Franchise Leadership Council ("FLC"), an elected and appointed body of up to 14 IHOP franchisees. Fuzzy's sponsors its Franchise Advisory Council ("FAC"), an elected body of eight Fuzzy's franchisees plus a Fuzzy's representative.

Franchise Agreements and Fees

Franchise arrangements for Applebee's restaurants typically consist of a development agreement and a separate franchise agreement for each restaurant. Development agreements may or may not grant to the franchisee the exclusive right to develop Applebee's restaurants within a designated geographical area over a specified period of time. The term of a domestic development agreement ranges from one to 20 years. The development agreements typically provide for initial development periods of one to five years as agreed upon by us and the franchisee. At or shortly prior to the completion of the initial development schedule or any subsequent supplemental development schedule, we and the franchisee may execute supplemental development schedules providing for the development of additional Applebee's restaurants in the franchisee's exclusive territory.

Prior to the opening of each new Applebee's restaurant, we enter into a separate franchise agreement with the franchisee for that restaurant. Our current standard domestic Applebee's franchise agreement provides for an initial term of 20 years and an option for four successive renewal terms, in five-year increments, for up to an additional 20 years, upon payment of an additional franchise fee. Our current standard domestic Applebee's franchise arrangement calls for a development fee of $10,000 for each Applebee's restaurant that the franchisee contracts to develop and an initial franchisee fee of $35,000 for each restaurant developed (against which the $10,000 development fee will be credited) and a royalty fee equal to 4% of the restaurant's monthly gross sales. Our agreements for most Applebee's restaurants opened before January 1, 2000 provide for a royalty rate of 4%, while the terms, royalty rate and advertising fees under a limited number of franchise agreements and other franchise fees under older development agreements vary from the currently offered arrangements.

Under the Current IHOP Business Model, a potential franchisee that is approved enters into a single-restaurant franchise agreement, a single-restaurant development agreement, or a multi-restaurant development agreement with us and is responsible for the development and financing of one or more new IHOP franchised restaurants. Our current standard domestic IHOP franchise agreement typically provides for an initial term of 20 years and permits one renewal for a term of 10 years, upon payment of a renewal fee of $10,000.

The revenues we receive from a typical domestic franchise development arrangement under the Current IHOP Business Model include (a) a location fee equal to $15,000 for an IHOP restaurant that the franchisee contracts to develop upon execution of a single-restaurant development agreement; (b) a development fee equal to $20,000 for each IHOP restaurant that the franchisee contracts to develop upon execution of a multi-restaurant development agreement; (c) an initial franchise fee equal to (i) $40,000 (against which the $20,000 development fee will be credited) for each restaurant developed under a multi-restaurant development agreement, (ii) $50,000 (against which the $15,000 location fee will be credited) for a restaurant developed under a single-restaurant development agreement or (iii) $50,000 for a restaurant opened pursuant to a single-

restaurant franchise agreement, in each case paid upon execution of the franchise agreement; (d) franchise royalties equal to 4.5% of weekly gross sales; (e) revenue from the sale of our proprietary pancake and waffle dry mixes; and (f) franchise advertising fees.

The principal commercial terms of the franchise arrangements under the Previous IHOP Business Model and the Current IHOP Business Model, including the franchise royalties and the franchise advertising fees, are substantially the same except with respect to the terms relating to the franchise fee, lease or sublease rents for the restaurant property and building, and interest income from any franchise fee notes and equipment leases.

Franchise arrangements for Fuzzy's restaurants typically consist of a development agreement and a separate franchise agreement for each restaurant opened. Development agreements obligate the developer to build a mutually agreed on number of restaurants in the development area during the term of the development agreement and typically provide that, subject to certain exceptions, we will not own, operate, or grant anyone else the right to operate a Fuzzy's restaurant in the development area during the term of the development agreement. Our current standard development fee is generally $40,000 per restaurant and is credited towards the initial franchise fee for such restaurant.

Prior to the opening of each new Fuzzy's restaurant, we will enter into a separate franchise agreement with the franchisee for that restaurant. Our current standard franchise offering provides for an initial term of 10 years and provides, subject to certain conditions, the ability to renew for two additional 10-year terms, upon payment of a renewal fee. Our current standard franchise fees are an initial franchise fee of $40,000 per restaurant, a royalty fee of 5% of weekly gross sales, and a renewal fee of $5,000 per renewal term. We also earn revenue from franchisees from sale of our proprietary products.

Development of Applebee's and IHOP restaurants outside of the United States has historically been conducted through a separate development agreement and franchise agreement. More recently, certain franchisees have entered into a multi-unit franchise agreement that governs the rights and obligations to develop a territory, in addition to terms of operating each restaurant opened in the territory. The term of a franchisee's exclusive right to develop a territory expires when the agreement's development schedule is completed. The term to operate the restaurant is typically 20 years, subject to applicable renewals.

In limited instances, we have agreed to accept reduced royalties and/or lease payments from franchisees or have provided other accommodations to franchisees for specified periods of time to assist them in either establishing or reinvigorating their businesses. From time to time, we may also offer reduced or eliminated initial franchise fees, key money grants, equipment leasing options, and periods of reduced royalties as development incentives to encourage the development of new restaurants.

We have the contractual right, subject to applicable law, to terminate a development and franchise agreement for a variety of reasons, such as a franchisee's failure to make required payments when due, failure to timely develop restaurants and failure to adhere to specified brand policies and standards.

Advertising Fees

The Applebee's franchise agreements generally require domestic franchisees of Applebee's restaurants to (i) contribute 3.25% of their gross sales to a national advertising fund, which funds the development of national promotions, television and radio commercials, print advertising materials and digital marketing, and (ii) spend at least 0.5% of their gross sales on local marketing and promotional activities. Under the current Applebee's franchise agreements, we have the ability to increase the amount of the required combined contribution to the national advertising fund and the amount required to be spent on local marketing and promotional activities to a maximum of 5% of gross sales. A substantial majority of domestic Applebee's franchisees have either entered into an amendment to their franchise agreements to increase their contribution to the Applebee's national advertising fund (the "Applebee's NAF") or entered into new franchise agreements in connection with renewals setting forth the current advertising contribution requirements. A substantial majority of franchisees who entered into amendments agreed to an incremental temporary increase in the national advertising contribution rate to 4.25% through December 31, 2025, with no requirement that franchisees spend on local marketing during that time.

IHOP franchisees allocate a percentage of their sales to local advertising cooperatives and a national advertising fund (the "IHOP NAF"). Older IHOP franchise agreements generally provide for advertising fees comprised of (i) a local advertising fee generally equal to 2.0% of weekly gross sales under the franchise agreement, which is typically used to cover the cost of local media purchases and other local advertising expenses incurred by a local advertising cooperative, and (ii) a national advertising fee equal to 1.0% of weekly gross sales under the franchise agreement. Area licensees are generally required to pay lesser amounts toward advertising.

The local IHOP advertising cooperatives have historically used advertising fees for various local marketing programs. The IHOP NAF is primarily used for buying media and national advertising, in addition to the related production costs. The IHOP NAF is also used to defray certain expenses associated with our marketing and advertising functions.

Advertising may be disseminated in various media, including television, radio, print, point of sale, www.ihop.com, mobile app, outdoor banners, billboards, online, digital, social media and other emerging media on a national, regional or local level, though most advertising is national.

In 2014, we and franchisees whose restaurants account for a large majority of total annual contributions to the IHOP NAF entered into franchise agreement amendments that increased the advertising contribution percentage of those restaurants' gross sales. Pursuant to the amendment, for the period from January 1, 2015 to December 31, 2017, 3.5% of each participating restaurant's gross sales was contributed to the IHOP NAF with no significant contribution to local advertising cooperatives required. The amended advertising contribution percentage also was applicable to all new franchise agreements and to IHOP company-operated restaurants open at the time. In 2016, we and franchisees whose restaurants account for a large majority of total annual contributions to the IHOP NAF extended this additional contribution through 2022, and in 2022 it was further extended through 2027. Commencing on January 1, 2028, the local advertising fee and the national advertising fee are subject to change. The current form of IHOP franchise agreement generally provides for advertising fees comprised of (i) a local advertising fee equal to 0% of gross sales under the franchise agreement, and (ii) a national advertising fee equal to 3.5% of weekly gross sales under the franchise agreement.

Fuzzy's franchise agreements generally require Fuzzy's franchisees to contribute to a national brand development fund (the "Fuzzy's Development Fund") intended for the common benefit of all Fuzzy's restaurants. The Fuzzy's Development Fund may be used for a variety of matters including but not limited to creative development services, marketing services, culinary development, third party services to franchisees, advertising, and website production. Currently, the standard form of new franchise agreement calls for contributions to the Fuzzy's Development Fund at the rate of 2% of weekly gross sales.

IHOP Area License Agreements

We have entered into four long-term area license agreements for IHOP restaurants covering the state of Florida and certain counties in the state of Georgia, the province of British Columbia, Canada, the country of Pakistan, and certain countries or islands in the Caribbean, including Aruba, Bonaire and Curacao, Bahamas, Barbados, Guyana, Jamaica, St. Lucia, St. Maarten and Trinidad & Tobago. The area license agreements provide the licensees with the right to develop and franchise new IHOP restaurants in their respective territories and provide for royalties ranging from 1.0% to 5.5% of gross sales, and advertising fees ranging from 0.25% to approximately 2.0% of gross sales. During 2014, the advertising fee contribution provisions of the Florida area license agreement were amended for the period through December 31, 2017 on substantially similar terms as the franchise agreement amendment described above and such amendments were subsequently extended through 2027. We also derive revenues from the sale of proprietary products to these area licensees and, in certain instances, to their sub-franchisees. Revenues from our area licensees are included in franchise operations revenues.

As of December 31, 2024, the area licensee for the state of Florida and certain counties in Georgia operated or sub-franchised a total of 146 IHOP restaurants. The area licensee for the province of British Columbia, Canada operated or sub-franchised a total of eight IHOP restaurants. The area licensee for the country of Pakistan opened its first franchise IHOP restaurant in 2020 and may begin to sub-license restaurants once a required number of franchise restaurants have been opened. The area licensee for the Caribbean also may begin to sub-license restaurants once a required number of franchise restaurants have been opened. The area license for British Columbia expires in 2026; the area license for Pakistan expires in 2047; the area license for the Caribbean expires after the year 2042, with the date of expiration changing depending on the number of qualified restaurant openings and closures by such licensee; and the area license for Florida and Georgia expires after the year 2100, with the date of expiration changing depending on the number of qualified restaurant openings and closures by such licensee.

Other Franchise-related Revenues and Fees

Approximately 89% of franchise segment revenue for the year ended December 31, 2024 consisted of Applebee's, IHOP and Fuzzy's royalties and advertising revenue. Most of the remaining 11% consisted of sales of proprietary products (primarily IHOP pancake and waffle dry mix), initial franchise and renewal fees, and software maintenance and support fees.

International Franchising

We continue to pursue international franchising of the Applebee's and the IHOP concepts. To this end, we seek qualified franchisees that possess the financial, development and operational resources needed to open multiple restaurants in each territory and are experienced in conducting business in the development territory. We work closely with our international franchisees to develop and implement the Applebee's and IHOP systems outside the United States, recognizing commercial, cultural and dietary diversity. Differences in tastes and cultural norms and standards require that we be flexible and pragmatic regarding many elements of the Applebee's and IHOP systems, including menu, restaurant design, restaurant operations, training, marketing, purchasing and financing.

The success of further international expansion will depend on, among other things, local acceptance of the Applebee's and IHOP concepts and menu offerings and our ability to attract qualified franchisees and operating personnel. Our franchisees must comply with the regulatory requirements of the local jurisdictions.

<u>Domestic and International Franchise Restaurant Development</u>

Each franchisee is responsible for selecting the site for each new restaurant. We may consult with franchisees when they are selecting appropriate sites, and selections made by franchisees are subject to our approval. For domestic restaurants, we also conduct a physical inspection, review any proposed lease or purchase agreement for compliance with our requirements, and may make available to franchisees demographic and other studies for domestic restaurants. We make the design specifications for a typical restaurant available to franchisees, and we retain the right to prohibit or modify the use of any set of plans.

As of December 31, 2024, we had signed commitments from IHOP franchisees to build 285 IHOP restaurants over the next six years, comprised of eight restaurants under single restaurant or non-traditional development agreements, 98 restaurants under domestic multi-restaurant development agreements and 179 restaurants under international development agreements. We also have signed option agreements to build an additional 11 restaurants over the next four years, primarily under domestic multi-restaurant development agreements. As of December 31, 2024, we had signed commitments from Fuzzy's franchisees to build 122 Fuzzy's Taco Shop restaurants over the next eight years. As of December 31, 2024, we had signed commitments from Applebee's franchisees to build approximately nine domestic restaurants and approximately 59 international restaurants over the next six years. Developers' level of compliance with development obligations varies per year and could change; therefore, the number of signed commitment and/or development agreements in place at any given time may not be a reliable indicator of future restaurant openings.

<u>Franchise Operations</u>

We monitor franchise restaurant operations. Company and third-party representatives make both scheduled and unannounced inspections of franchised restaurants to ensure that only approved products are in use and that our prescribed operations practices and procedures are being followed. We have the right to terminate a franchise agreement if a franchisee does not operate and maintain a restaurant in accordance with our requirements. Due to cultural and regulatory differences, we may have different requirements for restaurants opened outside of the United States. We also monitor the financial health of our franchisees through business and financial reviews.

<u>Composition of Franchise Systems</u>

As of December 31, 2024, 30 Applebee's franchisees owned a total of 1,454 domestic Applebee's restaurants. The number of domestic restaurants held by a single franchisee ranged from one restaurant to 460 restaurants. As of December 31, 2024, 27 franchisees owned a total of 113 international Applebee's restaurants. The number of international restaurants held by a single franchisee ranged from one restaurant to 12 restaurants. Our five largest Applebee's franchisees owned 56% of the total 1,567 Applebee's franchise restaurants.

As of December 31, 2024, 235 franchisees owned a total of 1,694 domestic IHOP restaurants, including 87 franchisees that each owned one restaurant. The largest single IHOP franchisee owned 263 domestic restaurants. As of December 31, 2024, 28 franchisees owned a total of 130 international IHOP franchise restaurants. The number of international restaurants held by a single franchisee ranged from one restaurant to 20 restaurants. Our five largest IHOP franchisees owned 31% of the total 1,824 IHOP franchise restaurants.

As of December 31, 2024, 37 franchisees owned a total of 116 domestic Fuzzy's Taco Shop restaurants. The largest single Fuzzy's franchisee owned 12 domestic restaurants. Our five largest Fuzzy's franchisees owned 40% of the total 116 Fuzzy's franchise restaurants.

Company Restaurants

In November 2024, we acquired 56 Applebee's restaurants across Georgia, Texas, Arkansas, Illinois, Kentucky, Tennessee, Mississippi and Missouri from franchisees, of which nine in Texas were simultaneously refranchised to a different franchisee. We currently operate the remaining 47 Applebee's restaurants as company restaurants.

In December 2022, we acquired three company-operated Fuzzy's Taco Shop restaurants in Texas in connection with our acquisition of Fuzzy's, of which two were subsequently refranchised in the second quarter of 2023.

We assess and monitor opportunities to refranchise company operated restaurants under favorable circumstances. Our business strategy includes the possible addition of new brands to our restaurant portfolio, which may result in our acquiring additional company-operated restaurants.

From time to time, we also may acquire a small number of restaurants from franchisees for a variety of reasons. Historically, we have been able to refranchise these restaurants to new franchisees. When acquired restaurants are not refranchised quickly, we typically operate the acquired restaurants until they can be refranchised. These restaurants may require investments in remodeling and rehabilitation before they can be refranchised. As a result, an acquired restaurant may incur operating losses for some period of time.

Supply Chain

In February 2009, Centralized Supply Chain Services, LLC ("CSCS" or the "Co-op"), an independent cooperative entity, was formed by us and franchisees of Applebee's and IHOP domestic restaurants. CSCS has been appointed as the sole authorized purchasing organization and purchasing agent for goods, equipment and distribution services for Applebee's and IHOP restaurants in the United States. As of December 31, 2024, 100% of Applebee's domestic franchise restaurants and 100% of IHOP domestic franchise restaurants were members of CSCS.

CSCS combines the purchasing volume for goods, equipment and distribution services within and across the Applebee's and IHOP concepts. Its mission is to achieve for its members the benefit of available goods, higher quality equipment and distribution services in adequate quantities at the lowest possible sustainable prices. We do not control CSCS, but do have contractual rights associated with supplier certification, quality assurance and protection of our intellectual property. The operations of CSCS are funded by a separately stated administrative fee added to one or more products purchased by operators.

We believe the larger scale provided by combining the supply chain requirements of both brands provides continuing cost savings and efficiencies while helping to ensure compliance with our quality and safety standards.

Industry Overview and Competition

Applebee's, IHOP and Fuzzy's are among the numerous restaurant chains and independent restaurants competing in the restaurant industry in the United States. The restaurant industry is generally classified into categories and segments based on various factors including price point ranges, the types of food and beverages offered, and the types of service available to customers. These categories include, among others, fast food or quick service restaurants, fast-casual dining, family dining, casual dining and fine dining. These segments include, among others, American full-service, midscale full-service and Mexican limited-service. Casual dining restaurants offer full table service and typically have bars or serve liquor, wine and beer, while family dining restaurants offer full table service, typically do not have bars or serve liquor, and usually offer breakfast in addition to lunch and dinner items. Fast-casual dining restaurants offer limited table service and are an intermediate concept between fast-food and casual dining that combine the quick service of a fast-food joint with an elevated menu of healthier, less processed food options.

Applebee's competes in the casual dining category against national and multi-state restaurant chains such as Buffalo Wild Wings, Olive Garden, Chili's Grill & Bar, Texas Roadhouse and Outback Steakhouse, among others, as well as fast-casual and quick service restaurant chains. In addition, there are many independent restaurants across the country in the casual dining segment. Applebee's is in the American full-service restaurant segment in the restaurant industry. The June 2024 issue of *Nation's Restaurant News* reported that Applebee's was one of the largest restaurant chains in the casual dining segment, in terms of United States system-wide sales during 2023.

IHOP competes in the family dining category against national and multi-state restaurant chains such as Denny's, Cracker Barrel Old Country Store, Golden Corral, Waffle House and Bob Evans Restaurants. IHOP also faces competition from fast-casual and quick service restaurant chains that serve breakfast. In addition, there are many independent restaurants and diners across the country in the family dining segment. IHOP is in the midscale full-service restaurant segment in the restaurant industry. The June 2024 issue of *Nation's Restaurant News* reported that IHOP was the largest restaurant chain in the midscale family-style segment in terms of United States system-wide sales during 2023.

Fuzzy's competes in the fast-casual dining category against national and multi-state restaurant chains such as Velvet Taco, Torchy's Tacos, and Rusty Taco, among others, as well as casual and quick service restaurant chains. In addition, there are many independent restaurants across the country in the fast-casual dining segment. Fuzzy's is in the Mexican limited-service restaurant segment in the restaurant industry.

The restaurant and related food-service industries are highly competitive and are affected by, among other things, economic conditions, price levels, on-going changes in eating habits and food preferences, population trends and traffic patterns. The principal bases of competition in the industry are the type, quality and price of the food products served. Restaurant location, quality and speed of service, advertising, name identification and attractiveness of facilities are important. Additionally, changes in the price of groceries may influence the attractiveness of dining at home versus dining out.

The market for high quality commercial real estate is also very competitive. We and our franchisees compete with other restaurant chains and retail businesses for suitable sites for the development of new restaurants. We also compete against other franchisors both within and outside the restaurant industry for new franchisees. For further information regarding competition, see *Item 1A - Risk Factors*.

Trademarks and Service Marks

We and our affiliates have registered or submitted registrations for certain trademarks and service marks with the United States Patent and Trademark Office and various international jurisdictions, including "Dine Brands Global®." We own trademarks and service marks used in the Applebee's system, including various logos and the trademarks "Applebee's®,"

"Applebee's Neighborhood Grill + Bar®" and variations of each. In addition, we own trademarks and service marks used in the IHOP system, including various logos and the trademarks "IHOP®," "International House of Pancakes®" and variations of each. Further, we own trademarks and service marks used in the Fuzzy's system, including various logos and the trademark "Fuzzy's Taco Shop®" and variations of such.

We consider our trademarks and service marks important to the identification of our company and our restaurants and believe they are of material importance to the conduct of our business. Depending upon the jurisdiction, trademarks and service marks generally are valid as long as they are used and/or registered. We generally intend to renew our trademarks and service marks as they come up for renewal. We own or have rights to all trademarks we believe are material to our restaurant operations. In addition, we have registered various domain names on the Internet that incorporate some of our trademarks and service marks and believe these domain name registrations are an integral part of our identity. From time to time, we may take appropriate legal action to defend and protect the use of our intellectual property.

Information Technology

We use in-house developed and third-party point of sale systems for order processing, and back-of-the house systems for accounting, labor and inventory management in our franchisees' restaurants. We utilize a variety of proprietary and commercially available systems to support our corporate operations. Sales and product mix information is transmitted to our restaurant support centers daily and this information supports our operations and marketing initiatives. We mitigate the potential impact from operational interruption of our information technology systems through a disaster recovery plan that is updated on a regular basis. We believe that technology is and will continue to be a key component of our long-term plans and are committed to providing system stability and targeted innovation. Our use of technology, particularly in terms of managing electronic payments and confidential information, also represents security and operational risks that we must manage and may result in additional costs incurred.

Protection of financial and personal information is a high priority for us, led by our Cybersecurity Department with a committee representing key functional areas. We continue to focus on enhancing our cybersecurity capabilities, educating our team members on cybersecurity importance, and managing our cyber risks. In addition, we participate in annual audits of our financial and human resources systems to verify that measures are in place to protect our employees' personal information. We accept credit cards, third party gift cards, and branded gift cards as payment in our restaurants. We submit our systems to regular audit and review, as required by the Payment Card Industry Data Security Standard ("PCI DSS"), including periodic scanning of our networks to check for vulnerability. To further secure customers' payment data, we worked with our franchisees to deploy and implement encryption and tokenization technologies, ensuring credit card data is not stored in our franchisees' and our restaurants' systems. This includes installation of equipment to improve authentication and to prevent fraud using EMV (Europay, Mastercard, Visa) technology. We and our franchisees are required and responsible for maintaining compliance with PCI DSS, and we regularly communicate and encourage our franchisees to maintain compliance and to manage risk. For further information regarding Information Technology, see *Item 1A - Risk Factors,* and for information regarding Cybersecurity, see *Item 1C - Cybersecurity*.

Seasonality

We do not consider our operations to be seasonal to a material degree. We may experience a slight increase in system-wide sales in the first quarter of our fiscal year due to redemptions of gift cards sold during the preceding December holiday season. In terms of average sales over the five-year time period covering 2019 to 2024, excluding the year 2020, 25% of our annual system-wide sales (retail sales reported to us by our franchisees plus sales at our company-operated restaurants) occurred in each of the first, third and fourth quarters of the fiscal year, with 26% occurring in the second quarter (Note: does not add to 100% due to rounding). The 2020 time period was excluded in the five-year average above due to distortions caused by the COVID-19 pandemic in that year. Sales at restaurants owned by franchisees are not attributable to the Company.

Government Regulation

We are subject to regulation by the Federal Trade Commission ("FTC") and a number of foreign and state laws that regulate the offer and sale of franchises. We also are subject to a number of foreign and state laws that regulate substantive aspects of the franchisor-franchisee relationship. The FTC's Trade Regulation Rule on Franchising, as amended (the "FTC Rule"), requires us to furnish to prospective domestic franchisees a Franchise Disclosure Document containing information prescribed by the FTC Rule unless an exemption applies.

State laws that regulate the offer and sale of franchises and the franchisor-franchisee relationship presently exist in a number of states and some of these laws require registration of the franchise offering with state authorities. Those states that regulate the franchise relationship generally require that the franchisor deal with its franchisees in good faith, prohibit interference with the right of free association among franchisees, limit the imposition of unreasonable standards of performance on a franchisee and regulate discrimination against franchisees with respect to charges, royalty fees or other fees. Although such laws may restrict a franchisor in the termination and/or non-renewal of a franchise agreement by, for example, requiring "good

cause" to exist as a basis for the termination and/or non-renewal, advance notice to the franchisee of the termination or non-renewal, an opportunity to cure a default and/or a repurchase of inventory or other compensation upon termination, these provisions have not historically had a significant effect on our business.

Each restaurant is subject to licensing and regulation by a number of governmental authorities, which may include liquor license authorities (primarily in the case of Applebee's and Fuzzy's restaurants), health, sanitation, safety, fire, building and other agencies in the state or municipality in which the restaurant is located.

More stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or prevent the development of new restaurants in particular areas.

Various federal and state labor laws govern our relationship with employees and our franchisees' relationship with their own employees. These include such matters as minimum wage requirements, overtime, tip credits and other working requirements and conditions. Significant additional government-imposed increases in minimum wages, paid leaves of absence, mandated health benefits, changes to the tip credit or increased tax reporting and tax payment requirements with respect to employees who receive gratuities could be detrimental to the economic viability of company-operated restaurants and our franchisees' restaurants.

We are subject to a number of privacy and data protection laws and regulations globally, including, without limitation, the California Consumer Privacy Act, California Privacy Rights Act, and Virginia Consumer Data Protection Act. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been increased attention in privacy and data protection issues. This has the potential to directly impact our business, especially due to new laws and regulations in the United States and internationally that require notifying individuals and government authorities about security breaches involving certain types of personal information.

We are also subject to laws and regulations, which may vary from jurisdiction to jurisdiction, relating to nutritional content and menu labeling. In recent years, there has been an increased legislative, regulatory and consumer focus at the federal, state and municipal levels on the food industry including nutrition and advertising practices. Restaurants operating in the quick-service and fast-casual segments have been a particular focus. In addition to the United States Food and Drug Administration's menu labeling requirements for restaurants requiring that chain restaurants include calorie information on their menus or make other nutritional information available, a number of other jurisdictions around the United States have adopted regulations related to disclosure of other information, such as sodium content, and imposing requirements for children's menus. Initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, may result in increased costs of compliance with the requirements and may also change customer buying habits in a way that adversely impacts our sales. For further information regarding governmental regulation, see *Item 1A - Risk Factors*.

Environmental Matters

We are subject to federal and state environmental regulations, but historically these have not had a material effect on our operations. We are not aware of any federal, state or local environmental laws or regulations that are likely to materially impact our revenues, cash flow or competitive position, or result in any material capital expenditure. However, we cannot predict the effect of possible future environmental legislation or regulations.

Human Capital

We view our team members as one of the three core strategic pillars of our business - People, Brand, and Growth. We believe that hiring, developing and retaining team members is critical to our operations and that our corporate responsibility begins with our team members. We are focused on a comprehensive approach to valuing diversity across leadership, team members, franchisees and the community.

We believe the power to meaningfully impact the people and communities we serve is realized when each team member is personally and professionally fulfilled. One of our primary focuses is to ensure the health and well-being of our team members. Our Total Rewards Program plays a big part in our commitment to creating an environment of well-being. We have a consistent and fair compensation program that reflects our pay-for-performance philosophy and rewards our team members for their contributions to our success. We offer comprehensive health and protection benefits that support our team members and their families' overall well-being. We also contribute to programs that provide our team members with financial security, now and in the future. We offer other rewards that focus on recognition, career building, health and wellness, time-off benefits, and other perks that are designed to make our peoples' experience as Dine Brands team members productive and fun.

We value, encourage and appreciate the diversity of our workforce. We embrace our personal differences - whether it be race, gender, age, religion, culture, ethnicity, sexual orientation, veteran status, national origin or physical ability - and the benefits that an array of backgrounds, cultures and thinking styles bring to our organization. We are committed to sustaining an environment that accepts, includes and engages everyone in our workforce and encourages open dialogue, empowerment and a

sense of belonging. While the world and our business change rapidly, our management believes that respecting individual differences will continue to be essential to our long-term success.

We maintain six Team Member Resource Groups ("TMRGs") as part of our diversity and inclusion efforts that are open to all employees. TMRGs are team member-led, self-directed, voluntary groups, each sponsored by a member of our Executive team. Our TMRGs offer internal networking opportunities, career development, and expand our innovation and problem solving.

We assess our culture and listen to our workforce through periodic team member engagement surveys. Numerous policy changes have been made or been influenced by the feedback we receive from our team members. A recent example of such a change is our hybrid work schedule, which offers increased flexibility for our restaurant support center team members.

As of December 31, 2024, we had 992 employees, of whom 396 were employees of our company restaurants and 596 were corporate employees at our restaurant support centers or in the field. Of our corporate employees, 59% are male and 41% are female, while 54% are white and 46% are people of color. Approximately 84% of our corporate employees are salaried, with 16% paid hourly. Of our company restaurant employees, 44% are male and 56% are female, while 49% are white and 51% are people of color. Nearly 94% of our company restaurant employees are paid on an hourly basis, while certain restaurant and operations management and corporate positions are salaried. At our company restaurants, we employ both full-time and part-time restaurant employees in order to provide the flexibility necessary during peak periods of restaurant operations and meet the individual needs of our employees. Our employees are not presently represented by any collective bargaining agreements and we have not experienced any significant work stoppages. We believe our relations with employees are good. Our franchisees are not our employees as independent business owners and their employees also are not our employees. Therefore, franchisees and their employees are not included in our employee count.

Corporate Information

We were incorporated under the laws of the State of Delaware in 1976 with the name IHOP Corp. In November 2007, we completed the acquisition of Applebee's. Effective June 2, 2008, we changed our name to DineEquity, Inc. and on February 20, 2018, we changed our name to Dine Brands Global, Inc. In December 2022, we completed the acquisition of Fuzzy's. Our principal executive offices are located at 10 West Walnut Street, 5th Floor, Pasadena, California 91103 and our telephone number is (818) 240-6055. Our Internet address is **www.dinebrands.com**. Our common stock is listed on the New York Stock Exchange ("NYSE") and trades under the ticker symbol "DIN."

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed with or furnished to the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through our website as soon as reasonably practicable after electronically filing such material with the SEC. The SEC maintains an Internet site that contains periodic reports, proxy and information statements and other information regarding our filings at **www.sec.gov**. The above references to our website and the SEC's website do not constitute incorporation by reference of the information contained on those websites and should not be considered part of this document.

Item 1A.   Risk Factors.

The occurrence of any of the events discussed in the following risk factors may materially adversely affect our business, financial condition and results of operations, which may materially adversely affect the value of our common stock. It is not possible to identify or predict all risk factors. There may be risks and uncertainties that are not currently known or that are currently deemed by us to be immaterial. These other risks and uncertainties may also impact our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, before deciding to invest in our common stock.

<u>**Risks Relating to Our Business and Financial Condition**</u>

Our business is affected by general economic conditions that are largely out of our control. Our business is dependent to a significant extent on national, regional and local economic conditions, and, to a lesser extent, on global economic conditions, particularly those conditions affecting the demographics of the guests that frequently patronize restaurants. If our customers' disposable income available for discretionary spending is reduced (because of circumstances such as job losses, credit constraints, higher housing costs, inflation, changes to tax regulations, energy costs, interest rates or other costs) or if the perceived wealth of customers decreases (because of circumstances such as inflation, lower residential real estate values, increased foreclosure rates, changes to tax regulations, the imposition of tariffs or other trade barriers, or other economic disruptions), our business could experience a decline in sales and/or customer traffic as potential customers choose lower-cost alternatives (such as quick-service restaurants) or other alternatives to dining out. The inflationary period experienced over recent years, which has been over 20% cumulatively since 2020, and potential future inflationary periods, could negatively impact consumers' discretionary income and reduce the amount of income previously used for dining outside the home. Additionally, negative trends in the availability of credit and in expenses such as interest rates and the cost of construction materials could affect our and our franchisees' ability to maintain and remodel existing restaurants. Any decreases in customer traffic or average customer check due to these or other reasons could reduce gross sales at our and our franchised restaurants, resulting in lower revenues, royalty payments and other payments from franchisees. This could negatively impact the financial performance of our company-operated restaurants and reduce the profitability of franchised restaurants, potentially impacting the ability of franchisees to make royalty payments owed to us when due and negatively impacting franchisees' ability to develop new restaurants as may be required in their respective development agreements.

Our franchisees' failure to address cost pressures, including rising costs for commodities, labor, health care and utilities could adversely affect our franchisees and our revenues and results of operations. The success of our franchisees (and our success with company restaurants) depend significantly on the ability to anticipate and react to changes in the price and availability of food (such as the cost and supply of eggs, which may be impacted by avian flu), ingredients, labor, health care, utilities, fuel and other related costs. Our franchisees have experienced and continue to experience inflationary conditions with respect to most or all of these costs during fiscal 2024.

Increases in minimum wage, health care and other benefit costs may have a material adverse effect on our and our franchisees' labor costs. We and our franchisees operate in many states and localities where the minimum wage is significantly higher than the federal minimum wage. The market for labor in the United States is competitive and has resulted in pressure on wages and may continue to do so in the future. Increases in minimum wage and market pressure may also result in increases in the wage rates paid for non-minimum wage positions. Many states and localities are also passing laws regulating employment practices and working conditions which could have a material adverse effect on our and our franchisees' labor costs in those areas.

Our restaurants' and our franchisees' restaurants' operating margins are also affected by fluctuations in the price of utilities such as electricity and natural gas, whether as a result of inflation or otherwise, on which the restaurants depend for their energy supply. In addition, interruptions to the availability of gas, electric, water or other utilities, whether due to aging infrastructure, weather conditions, fire, animal damage, trees, digging accidents, geopolitical impacts or other reasons largely out of our control, may adversely affect our operations. Our and our franchisees' inability to anticipate and respond effectively to an adverse change in any of these factors could have a significant adverse effect on our sales and results of operations.

Our level of indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our debt. As of December 31, 2024, certain of our indirect, wholly-owned subsidiaries had approximately $1.2 billion of long-term debt. In addition, we had approximately $0.4 billion in operating lease, finance lease and other financing obligations as of December 31, 2024. We may incur substantial additional indebtedness in the future. If new debt is added to our current debt levels, the related risks that we now face could increase. Our level of indebtedness and the financial and other restrictive covenants in our indebtedness could have important consequences to our financial health. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our debt or refinance any of our debt on attractive terms, commercially reasonable terms, or at all;

- increase our vulnerability to general adverse economic and industry conditions or a downturn in our business;

- require us to dedicate a substantial portion of our cash flow from operations to debt service, thereby reducing the availability of our cash flow to pay dividends to our stockholders, repurchase shares of our common stock, fund working capital, capital expenditures and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage compared to our competitors that are not as highly leveraged;

- limit our ability to borrow additional funds;

- prevent us from taking actions that we believe would be in the best interest of our business and make it difficult for us to successfully execute our business strategy; and

- result in an event of default if we fail to satisfy our obligations under our debt or fail to comply with the financial and other restrictive covenants contained in our debt documents, which event of default could result in all of our debt becoming immediately due and payable and could permit certain of our lenders to foreclose on our assets securing such debt.

The terms of the securitized debt issued by certain of our indirect, wholly-owned subsidiaries have restrictive terms and the failure to comply with such restrictive terms could put us in default, which would have an adverse effect on our business and prospects. Unless and until we repay all outstanding borrowings under our securitized debt, we will remain subject to the restrictive terms of the securitized debt issued by certain of our indirect, wholly-owned subsidiaries. For example, the indenture entered into by such subsidiaries in connection with the securitized debt contains covenants that limit the ability of certain of our wholly-owned subsidiaries to, among other things: sell assets; alter the business conducted by such subsidiaries; engage in mergers or acquisitions; declare dividends or redeem or purchase certain equity interests; incur, assume or permit to exist additional indebtedness or guarantees; make loans and investments; incur liens; and enter into transactions with affiliates other than on an arms-length basis. These covenants are applicable only to the securitization subsidiaries and do not apply to any of Dine Brands Global, Inc., International House of Pancakes, LLC, Applebee's International, Inc., Dine Brands International, Inc. or FTO Holding Company, LLC as these entities are not parties to the indenture. A breach of a covenant could result in a rapid amortization event or default under the securitized debt.

Further, the securitized debt also includes limitations on our ability to incur additional indebtedness and contains a number of financial performance measures that must be met to avoid a possible rapid amortization event or event of default. The most significant of these measures include a minimum DSCR and minimum domestic franchise system sales. The ability to meet these financial performance measures can be affected by events beyond our control and there can be no assurance that we will satisfy these financial measures.

If amounts owed under the securitized debt are accelerated because of a default and we are unable to pay such amounts, the investors may have the right to assume control of substantially all of the securitized assets, which consist of substantially all of our domestic revenue-generating assets and domestic intellectual property.

During the six-year term following issuance, the outstanding fixed-rate 2023 Class A-2 senior notes will accrue interest at a rate of 7.824% per year. During the seven-year term following issuance, the outstanding fixed-rate 2019 Class A-2-II senior notes will accrue interest at a rate of 4.723% per year. It is anticipated that the 2023 Class A-2 Notes will be repaid or refinanced prior to June 2029 and the Class A-2-II Notes will be repaid or refinanced prior to June 2026. If these notes are not repaid or refinanced prior to these anticipated dates, under certain circumstances additional interest will accrue on these notes. Additionally, the fixed-rate 2023 Class A-2 and 2019 Class A-2-II senior notes have scheduled quarterly principal amortization payments of $1.25 million and $1.5 million, respectively. If we maintain a leverage ratio of less than or equal to 5.25x total debt to adjusted EBITDA, we may elect to not make the scheduled principal payments. From time to time, our leverage ratio has exceeded the 5.25x total debt to adjusted EBITDA ratio and we have made the required scheduled principal payments. If we are unable to refinance or repay amounts under the securitized debt prior to the expiration of the applicable six- or seven-year term, our cash flow would be directed to the repayment of the securitized debt and, other than a weekly management fee sufficient to cover minimal selling, general and administrative expenses, would not be available for operating our business.

In the event that a rapid amortization event occurs under the indenture (including, without limitation, upon an event of default under the indenture or the failure to repay the securitized debt at the end of the applicable five- or seven-year term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business.

Our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control. No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate favorable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing. Further, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities, as well as the potential costs associated

with refinancing our debt. Downgrades in our credit ratings could also affect the terms of any such financing and restrict our ability to obtain additional financing in the future.

We are heavily dependent on information technology and any material failure of that technology could impair our ability to effectively and efficiently operate our business. We rely heavily on information technology systems across our operations, including point-of-sale processing in our and our franchisees' restaurants, online ordering and delivery, management of our supply chain, collection of cash and other receivables, payment of obligations and various other processes and procedures. Our ability to effectively and efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrades or the transition to replacement systems, inaccurate or fraudulent manipulation of sales reporting from our restaurants resulting in loss of sales and royalty payments, or a breach in security of these systems could be harmful and cause delays in customer service, reduce efficiency in our operations and negatively impact our business. Significant capital investment might be required to remediate any problems.

In addition, we outsource certain essential technology-based business processes to third-party vendors and we may share sensitive financial and other information with third party vendors which subjects us to risks, including disruptions in business, increased costs and exposure to data breaches or privacy law compliance issues of our third-party vendors.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our employee and business relationships, all of which could subject us to loss and harm our brands. Any adverse event that threatens the confidentiality, integrity, or availability of our information resources is considered to be a cyber incident. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information about our customers, franchisees, vendors and employees. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those that we have outsourced. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. Primary adverse events that could directly result from the occurrence of a cyber incident include: (i) exposure of confidential data about our customers, franchisees, vendors and employees; (ii) damage to the reputation of our brands; (iii) damage to our relationship with our franchisees; (iv) interruption of our business; and (v) an event of default under our securitized debt agreements if a cybersecurity breach impacts our ability to comply with the terms of securitized debt agreements. We, our franchisees, third-party vendors and others with whom we may do business or interact with may have inadequate cyber liability insurance or coverage terms may be restrictive or insufficient to cover potential losses and remediation costs associated with a cyber incident.

As a merchant and service provider of point of sale related services, we and our franchisees are subject to PCI DSS, issued by the Payment Card Industry Council. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. Despite our cybersecurity measures and our efforts to comply with PCI DSS guidelines, we cannot be certain that all of our information technology systems are able to prevent, contain or detect any cyber-attacks or security breaches from known malware or malware that may be developed in the future.

Our use of personal information is regulated by international, federal and state laws, as well as by certain third-party agreements. If our security and information systems are compromised or if our employees or franchisees fail to comply with these laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and could disrupt our operations and result in costly litigation, judgments, or penalties resulting from violation of federal and state laws and payment card industry regulations. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain in compliance with those laws and regulations. For example, we are subject to the California Consumer Privacy Act and California Privacy Rights Act, which require various processes and protections to be implemented. For further information regarding cybersecurity, see *Item 1C - Cybersecurity*.

In connection with the implementation of our corporate strategies, we may face risks associated with the acquisition of businesses, the integration of acquired businesses, and the growth and development of these businesses. In pursuing our corporate strategy, from time to time we may acquire other businesses or brands, as we did in December 2022 when we acquired Fuzzy's. There can be no assurance that we will realize the anticipated synergies or cost savings related to acquisitions or that they will be achieved in our estimated timeframe. In addition, continued integration efforts may result in material challenges. We may not be able to successfully integrate and streamline overlapping functions from past or future acquisitions, and integration may be more costly to accomplish than we expect. Furthermore, growth and development plans with respect to acquired businesses may not be achievable or may not be achieved in our estimated time frame. We could also encounter difficulties in managing our combined company due to its increased size and scope.

We face a variety of risks associated with doing business in international markets. Our expansion into and continued operations in international markets could create risks to our brands and reputation. There is no assurance that our international

operations will be profitable or that international growth will continue. Our international operations are subject to the same risks associated with our domestic operations, as well as a number of additional risks. These include, among other things, international economic and political conditions, issues with collections, international currency fluctuations, difficulty in enforcing intellectual property rights, terrorism, civil unrest, global travel risks and differing cultures and consumer preferences.

We also are subject to governmental regulations throughout the world that impact the way we do business with our international franchisees and vendors. These include antitrust and tax requirements, import/export/customs regulations, anti-boycott regulations, other international trade regulations, the USA Patriot Act and the Foreign Corrupt Practices Act. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could harm our business, results of operations and financial condition.

We may be subject to litigation and other legal proceedings that could be time consuming, require significant amounts of management time and result in the diversion of significant operational resources. We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. There have been a growing number of lawsuits in recent years. There also has been a rise in employment-related lawsuits. From time to time, we have been subject to these types of lawsuits. The cost of defending claims against us or the ultimate resolution of such claims may harm our business and operating results. In addition, the increasingly regulated business environment may result in a greater number of enforcement actions and private litigation. This could subject us to increased exposure to stockholder lawsuits.

We and our franchisees are subject to complaints or litigation from guests alleging illness, injury or other food quality, food safety, health or operational concerns as well as claims related to social issues (e.g., allegations of discrimination), the Americans with Disabilities Act and other premises liability. We, through the operation of our company restaurants, and our franchisees, through the operation of franchised restaurants, are also subject to "dram shop" laws in some states pursuant to which we and our franchisees may be subject to liability in connection with personal injuries or property damages incurred in connection with wrongfully serving alcoholic beverages to an intoxicated person.

Although our franchise agreements require our franchisees to defend and indemnify us, we may be named as a defendant and sustain liability in legal proceedings against franchisees under the doctrines of vicarious liability, agency, negligence or otherwise. Claims against our franchisees may reduce the ability of our franchisees to make payments to us. We may also initiate legal proceedings against franchisees for breach of the terms of their franchise agreements, including underreporting of sales, failure to operate restaurants according to standard operating procedures and payment defaults. These claims also may reduce the ability of franchisees to enter into new franchise agreements with us.

Third-party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues. We regard our service marks and trademarks related to our restaurant businesses as having significant value and being important to our marketing efforts. To protect our brands from infringement, we rely on contracts, copyrights, patents, trademarks, service marks and other common law rights, such as trade secret and unfair competition laws. We have registered certain trademarks and service marks in the United States and international jurisdictions; however, effective intellectual property protection may not be available in every country in which we have or intend to open or franchise a restaurant. Although we believe we have taken appropriate measures to protect our intellectual property, there can be no assurance that these protections will be adequate. Our failure to obtain or adequately protect our intellectual property rights (including in response to developments in artificial intelligence technologies), may diminish our competitiveness and could materially harm our business and financial condition.

In addition, there can be no assurance that third parties will not assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, service marks and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our franchisees if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in restaurant revenues and sales of other branded products and services (if any). If the intellectual property became subject to third-party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

We cannot predict the risks associated with the implementation and use of artificial intelligence and related technologies. We may, now and in the future, use artificial intelligence, generative artificial intelligence, or related technologies (collectively, "Artificial Intelligence"). However, the implementation and use of Artificial Intelligence technologies could present various risks and uncertainties to our business and there is no assurance that using such technologies will produce the

desired results. The risks and uncertainties related to the use of Artificial Intelligence include, but are not limited to, concerns around privacy, security, intellectual property, and ethics, and if the Artificial Intelligence technologies that we use (or create) turn out to be controversial or otherwise flawed, we could face competitive, brand, or reputational harm, legal liability, regulatory action, or other adverse impacts on our business. As the regulatory framework surrounding Artificial Intelligence evolves, it is possible that new laws or regulations will be adopted both within the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that could affect the ways in which we use Artificial Intelligence. Since these technologies are rapidly and constantly evolving and extremely complex, we cannot predict all of the business and legal risks that may arise from our use of such technologies, any of which could adversely affect our business, financial condition, and results of operations.

Our delivery initiatives and use of third-party delivery vendors subjects us and our franchisees to a variety of risks related to the delivery of our products by third parties and may not generate expected returns. There can be no assurance that delivery vendors will not take actions that could have a material adverse effect on our brands and/or subject us to increased litigation and costs. Our delivery initiatives also introduce new operating procedures to our and our franchisees' restaurants, which could adversely affect the business, brands, and the experience of our guests.

Our business depends on the proper allocation of our human capital and our ability to attract and retain talented management and other key employees. We have dedicated brand resources for key functions such as marketing, consumer insights and operations and a shared service model for certain other functions such as legal, technology and human resources. There can be no assurance that our allocation of our human capital will effectively meet the needs of our business and brands. Further, our business is based on successfully attracting and retaining talented employees. The market for highly skilled employees and leaders in our industry is extremely competitive. If we are less successful in our recruiting efforts, or if we are unable to retain management and other key employees, our ability to develop and deliver successful products and services may be adversely affected. Effective succession planning is also important to our long-term success. The departure of a key executive or employee and/or the failure to ensure an effective transfer of knowledge and a smooth transition upon such departure may be disruptive to the business and could hinder our strategic planning and execution.

Our failure or the failure of our franchisees to comply with federal, state and local governmental regulations may subject us to losses and harm our brands. We and our franchisees are subject to a variety of laws enacted, or rules and regulations promulgated by federal, state and local governmental authorities that govern our operations. We are subject to the Fair Labor Standards Act (which governs such matters as minimum wage, overtime, collective bargaining and other working conditions), along with the Americans with Disabilities Act (which provides civil rights protections to individuals with disabilities in the context of employment, public accommodations, and other areas), the Immigration Reform and Control Act of 1986, various family leave mandates and various other laws, rules, and regulations promulgated by federal, state and local governmental authorities that govern these and other employment matters, including tip credits, working conditions, safety standards, collective bargaining and immigration status. There have been several complaints alleging franchisors to be joint employers with franchisees. Although we do not consider ourselves to be joint employers with our franchisees, there can be no assurance that other franchisors will not receive similar complaints in the future which may result in legal proceedings based on the actions of franchisees. Increases in payroll expenses as a result of any federal, state, and local mandated increases in the minimum wage or changes to the tip credit may negatively impact our and our franchisees' profitability. Enactment and enforcement of various federal, state and local laws, rules and regulations on immigration, collective bargaining and labor organizations as well as rules and regulations relating to employment practices may adversely impact the availability and costs of labor in a particular area or across the United States. Other labor shortages, unionization or increased team member turnover could also impact labor costs. In addition, our vendors may be affected by higher minimum wage standards or availability of labor, which may increase the price of goods and services they supply to us. The Patient Protection and Affordable Care Act has impacted our franchisees' employee costs in some respects. There are no assurances that a combination of cost management and price increases can accommodate all of the costs associated with compliance.

We and our franchisees are subject to extensive federal, state and local governmental regulations, including those relating to food safety and inspection and the preparation and sale of food and alcoholic beverages. Disruptions within any government agencies could impact the U.S. food industry, which may have an adverse effect on our business. We and our franchisees are also subject to laws and regulations relating to building and zoning requirements. Our and our franchisees' restaurants are also subject to licensing and regulation by alcoholic beverage control, health, sanitation, safety and fire agencies in the state, county and/or municipality where the restaurant is located. We cannot assure you that we or our franchisees will not encounter material difficulties or failures, including with respect to obtaining and maintaining required licenses and approvals, which could impact the continuing operations of an existing restaurant, or delay or prevent the opening of a new restaurant.

In addition, we are subject to laws and regulations, which vary from jurisdiction to jurisdiction, relating to nutritional content and menu labeling. Compliance with these laws and regulations may lead to increased costs and operational complexity and may increase our exposure to governmental investigations or litigation. In connection with the continued operation or remodeling of certain restaurants, we and our franchisees may be required to expend funds to meet federal, state, local and

international regulations. The inability to obtain or maintain such licenses or publicity resulting from actual or alleged violations of such laws could have an adverse effect on our results of operations.

We are subject to federal regulation and certain foreign and state laws, including state laws that govern the offer and sale of franchises. Many state franchise laws contain provisions that supersede the terms of franchise agreements, including provisions concerning the termination or non-renewal of a franchise. Some state franchise laws require that certain materials be registered before franchises can be offered or sold in that state. The failure to obtain or retain licenses or approvals to sell franchises could adversely affect us and the franchisees. Changes in, and the cost of compliance with, government regulations could have a material effect on operations.

Finally, regulatory changes or actions under current or future U.S. political administrations may impact the laws or regulations described above. We cannot predict whether or when any of these potential changes in law might become effective in any jurisdiction nor the impact, if any, of these changes to our business.

Changes in U.S. government regulations and trade policies, including the imposition of tariffs and other trade barriers, could materially impact our business. Changes to U.S. government regulations could impact our business operations, financial condition, and results of operations. Regulatory changes, including without limitation to labor laws, environmental standards, healthcare, and consumer protections, could increase our compliance costs, operational complexities, and potential liabilities. Changes in trade policies, including the imposition of new tariffs or modifications to existing trade agreements, could disrupt our supply chain and increase the cost of imported goods. Changes to immigration laws could result in unknown impacts to the labor market, particularly in industries that rely on immigrant workers, which could lead to increased labor costs and operational disruptions.

We are subject to risks associated with self-insurance for medical, dental and vision benefits. We self-insure all of our employee medical, dental and vision benefits. We maintain a per claim stop loss coverage but do not maintain coverage at an aggregate level. Our reserves are based on historical loss trends that may not correlate to actual loss experience in the future. If we experience an unexpectedly large number of claims that result in costs or liabilities in excess of our projections, our reserves may prove to be insufficient and we may be exposed to significant and unexpected losses. For these and other reasons, including our inability to renew stop loss coverage at competitive rates, we are subject to risks associated with self-insurance that may have an adverse effect on our financial condition and operating results.

In addition, access to personal medical information is regulated by federal, state and/or local laws as well as by certain third-party agreements. If our security and information systems or the systems of our third-party vendors are compromised, we could be subject to costly litigation or penalties and our reputation and operations could be adversely affected.

Any inability or failure to execute on a comprehensive business continuity plan following a major natural disaster such as an earthquake, wildfire, tornado, flood or a man-made disaster, including terrorism, civil unrest or a cyber incident, at or affecting our corporate facilities could materially adversely impact our business. Our corporate systems and processes and corporate support for our restaurant operations are handled primarily at our restaurant support centers. We have disaster recovery procedures and business continuity plans in place to address most events of a crisis nature, including earthquakes, wildfires, tornadoes, floods and other natural or man-made disasters, and back up and off-site locations for recovery of electronic and other forms of data and information. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operation and exposure to administrative and other legal claims.

The increase in volatile and adverse weather conditions as a result of climate change could adversely affect our restaurant sales or results of operations. There is growing concern that climate change and global warming have caused and may continue to cause more severe, volatile weather or extended droughts, which could increase the frequency and duration of weather impacts on our operations. Adverse weather conditions have in the past and may again impact guest traffic at our restaurants and, in more severe cases such as hurricanes, tornadoes, wildfires or other natural disasters, cause temporary restaurant closures, all of which negatively impact our restaurant sales. In addition, our supply chain is subject to increased costs caused by the effects of climate change, diminishing energy and water resources. We may be forced to source ingredients from new geographic regions, which could impact quality and taste, and increase our costs. These factors are beyond our control and, in many instances, unpredictable. Climate change and government regulation relating to climate change also could result in construction delays for new restaurants and interruptions to the availability or increases in the cost of utilities.

Development initiatives outside our core business could negatively impact our brands. Our business expansion into virtual brands, dual-branded restaurants, and non-traditional restaurant formats, including restaurants with a smaller footprint, restaurants located in non-traditional locations and restaurants that operate on a delivery-only and/or ghost kitchen basis, could create new risks to our brands and reputation.

Failure of our internal controls over financial reporting and future changes in accounting standards may cause adverse unexpected operating results, affect our reported results of operations or otherwise harm our business and financial results. Our management is responsible for establishing and maintaining effective internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. A significant financial reporting failure or material weakness in internal control over financial reporting could cause a loss of investor confidence and decline in the market price of our common stock.

A change in accounting standards can have a significant effect on our reported results and may affect our reporting of transactions before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing accounting rules or the questioning of current accounting practices may adversely affect our reported financial results. Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

Changes in tax laws and unanticipated tax liabilities could adversely affect our financial results. We are subject to income and other taxes in the United States and foreign jurisdictions. Any significant changes in U.S. or foreign laws and related authoritative interpretations could affect our tax expense and profitability. We are also impacted by the outcome of tax audits, which could have a material effect on our results of operations and cash flows in the period or periods for which that determination is made. In addition, our effective income tax rate and our results may be impacted by our ability to realize deferred tax benefits and any increases or decreases of our valuation allowance applied to our deferred tax assets.

Declines in our financial performance have resulted in and could result in future impairment charges. United States generally accepted accounting principles ("U.S. GAAP") require annual (or more frequently if events or changes in circumstances warrant) impairment tests of goodwill, intangible assets and other long-lived assets. Generally speaking, if the carrying value of the asset is in excess of the estimated fair value of the asset, the carrying value will be adjusted to fair value through an impairment charge. Fair values of goodwill and intangible assets are primarily estimated using discounted cash flows based on ten-year forecasts of financial results that incorporate assumptions including, among other things, restaurant sales trends, future development plans, restaurant closures, cost of revenues, operating expenses, and an appropriate discount rate. Fair values of long-lived tangible assets are primarily estimated using discounted cash flows over the estimated useful lives of the assets. Significant underachievement of forecasted results or changes in the discount rate assumption could reduce the estimated fair value of these assets below the carrying value, requiring non-cash impairment charges to reduce the carrying value of the asset. In 2020 and 2024, we recognized several significant impairment charges and could incur similar charges in the future. As of December 31, 2024, our total stockholders' deficit was $216.0 million. Any significant impairment write-down of goodwill, intangible assets or long-lived assets in the future could increase the stockholders' deficit. Repurchases of our common stock will also increase the stockholders' deficit. While such a deficit balance does not create an event of default in any of our contractual agreements, the negative perception of such a deficit could have an adverse effect on our stock price and could impair our ability to obtain new financing, or refinance existing indebtedness on commercially reasonable terms or at all.

Failure to meet investor and stakeholder expectations regarding certain business responsibility matters may damage our reputation. There is a focus from certain investors, customers, consumers, employees and other stakeholders, both for and against certain environmental, sustainability, social and corporate governance matters. If our business responsibility practices fail to meet investor, customer, consumer, employee or other stakeholders' evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship (such as greenhouse gas emissions), animal health and welfare, Board of Directors and employee diversity, human capital management, corporate governance and transparency, our reputation, brand, appeal to investors and employee retention may be negatively impacted, which could have a material adverse effect on our business or financial condition.

Many factors, including those over which we have no control, affect the trading volatility and price of our stock. Many factors, in addition to our operating results, may have an impact on the trading volatility and price of our common stock. These factors include general economic and market conditions, publicity regarding us, our competitors, or the restaurant industry generally, changes in financial estimates by securities analysts, changes in financial or tax reporting and accounting principles or practices, trading activity in our common stock, overall liquidity and the impact of our capital allocation initiatives, including any future stock repurchase programs or dividend declarations. Many of these factors are outside of our control, and any failure to meet market expectations whether for sales growth, earnings per share or other metrics could cause our share price to decline.

Our actual operating and financial results in any given period may differ from guidance we provide to the public,

including our most recent public guidance. From time to time, in press releases, SEC filings, public conference calls and other contexts, we have provided guidance to the public regarding current business conditions and our expectations for our future financial results. We expect that we will provide guidance periodically in the future. Our guidance is based upon a number of assumptions, expectations and estimates that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In providing our guidance, we also make various assumptions with respect to our future business decisions, some of which will change. Our actual financial results, therefore, may vary from our guidance due to our inability to meet the assumptions upon which our guidance is based and the impact on our business of the various risks and uncertainties described in these risk factors and in our public filings with the SEC. Variances between our actual results and our guidance may be material. To the extent that our actual financial results do not meet or exceed our guidance, the trading prices of our securities may be materially adversely affected.

Epidemics, disease outbreaks or public health emergencies may disrupt our business, which could materially affect our operations, and business and financial results. As experienced through the recent COVID-19 pandemic, epidemics, disease outbreaks or public health emergencies may impact sales and traffic at our and our franchisees' restaurants, may make it more difficult to staff restaurants and, in more severe cases, may damage our reputation, cause an inability to obtain supplies, increase commodity costs or continue to cause partial or total closures of impacted restaurants. The extent to which future potential epidemics, disease outbreaks or public health emergencies will impact our business, liquidity, financial condition, and results of operations, will depend on numerous evolving factors that we may not be able to accurately predict or assess, including the duration and scope of the pandemic; the negative impact on the economy; the short and longer-term impacts on the demand for restaurant services and levels of consumer confidence; the ability of us and our franchisees to successfully navigate the impacts; government action, including restrictions on restaurant operations; increased unemployment; and reductions in consumer discretionary spending. Even if a virus or other disease does not spread significantly, the perceived risk of infection or health risk may damage our reputation and adversely affect our business, liquidity, financial condition and results of operations. A future potential epidemic, disease outbreak or public health emergency may also heighten many of the other risks described in this *Item 1A - Risk Factors*.

Risks Related to Our Franchised Business Model

Restaurant development plans under development agreements may not be implemented effectively and developed restaurants may not achieve desired results. We rely on franchisees to develop Applebee's, IHOP and Fuzzy's restaurants. From time to time, our franchisees have failed to fulfill their commitments to build new restaurants in the numbers and within the timeframes required by their development agreements, and we expect that this will continue to varying degrees in the future. Restaurant development and the success of restaurants opened by our franchisees involve substantial risks, including the following:

- the demand for Applebee's, IHOP and Fuzzy's restaurants and the selection of appropriate franchisee candidates;

- costs of construction, permit issuance and regulatory compliance;

- the availability of suitable locations and terms for potential development sites, including lease or purchase terms for new locations;

- the availability of financing, at acceptable rates and terms, to both franchisees and third-party landlords, for restaurant development and/or implementation of our business strategy through new remodel programs and other operational changes;

- delays in obtaining construction permits and in completion of construction;

- competition for suitable development sites;

- challenges in the general labor market and our franchisees' ability to maintain adequate staffing of restaurants;

- changes in governmental rules, regulations, and interpretations (including interpretations of the requirements of the Americans with Disabilities Act); and

- general economic and business conditions.

Additionally, developed restaurants may not achieve desired revenue or cash flow levels once opened. This could result in restaurant closures, which may be significant in number, and may cause our royalty revenues and financial performance to decline. The inability to open new restaurants that achieve and sustain acceptable sales volumes and/or the closure of existing restaurants that do not achieve or sustain acceptable sales volumes may have a material adverse effect on our business and financial condition.

We are significantly franchised; as a result, we are highly dependent upon our franchisees. Substantially all IHOP, Applebee's and Fuzzy's restaurants are owned and operated by our franchisees. Our dependence on our franchisees could adversely affect us, our brands, and our business, financial condition and results of operations. Our financial results are

significantly contingent upon the performance of our franchised restaurants because we derive a substantial portion of our revenues from royalties that are based on a percentage of gross sales at franchised restaurants. Worsening economic conditions and declining trends in sales, traffic and/or average check could impact the performance of our franchised restaurants, resulting in lower royalty, advertising fund and other payments from franchisees. If declining conditions persist, franchisee profitability and financial health may worsen and franchisees may suffer from financial, personal or other difficulties, including insolvency. Franchisees may also experience financial risks unrelated to the operation of restaurants under our brands, such as a decline in performance of other brands or businesses held by franchisees. Additionally, lenders to our franchisees may be less likely to provide current or prospective franchisees necessary financing on favorable terms, or at all, due to market conditions and our or our franchisees' operating results. These and other factors could impact franchisees' ability to make royalty and other payments owed to us when due and franchisees could default on their financial obligations to us. A decrease in franchisee profitability as well as other reasons could also cause franchisees' failure or inability to meet new restaurant development obligations and other obligations such as maintenance or remodel requirements and rent obligations for certain leases on which we retain contingent liability.

Additionally, our franchise agreements have expiration dates. Upon expiration, franchisees are generally offered new franchise agreements in order to extend the franchise relationship. We or the franchisee may or may not elect to enter into these successor franchise agreements based on a number of factors, including a failure to meet our criteria, lack of interest by either party and/or the inability of franchisees to enter into successor franchise agreements. It is expected that, in the ordinary course of business, some franchise agreements will expire without successor franchise agreements. As our franchise portfolio matures with initial franchise agreements that are successfully renewed being replaced with renewal or successor franchise agreements, we generally expect to see a larger number of franchise agreements coming up for renewal on an annual basis due to the fact that the duration of renewal agreements is less than the duration of initial franchise agreements. We continue to have a substantial number of franchise agreements set to expire for our brands. We cannot ensure that renewal or successor franchise agreements or extensions will be entered into once the current term expires. This may result in reduced royalties and other payments due to a decrease in the number of restaurants operating under our brands.

As independent third parties, franchisees own, operate and oversee the daily operations of their restaurants and their employees are not our employees. Accordingly, we do not control their actions. While our franchise agreements are designed to maintain brand consistency, having almost all franchisee-operated restaurants may expose us to risks not otherwise encountered if we maintained ownership and control of all of the restaurants. Franchisees may breach the terms of their franchise agreements in a manner that adversely affects our brands, such as failing to operate restaurants in accordance with our required standards, and we may be limited in our ability to enforce franchise obligations. Franchisees are required to conform to specified product quality standards and other requirements pursuant to their franchise agreements in order to protect our brands and to optimize restaurant performance. If franchisees do not successfully operate their restaurants in a manner consistent with our standards, or customers have negative experiences due to issues with food quality or operational execution, our reputation and brands could suffer, and we could be subject to claims by guests even if we are not legally liable for the franchisee's actions or failure to act. This could result in a material adverse effect on our business. The quality of franchisees' operations may also be diminished by factors beyond our control, including a lack of investment in enhancing or maintaining acceptable standards for restaurant operations due to financial and other constraints. Franchisees also may fail or be unable to hire or retain qualified managers and other personnel and training of managers and other personnel may be inadequate. These and other such negative factors could reduce franchisees' restaurant revenues, impact payments to us under the franchise agreements and could have a material adverse effect on us.

Various other risks associated with the operation of a franchised business model that may have a material adverse effect on our business or financial condition include:

- inability or unwillingness of franchisees to participate in implementing changes or to participate in business strategy changes;

- inability or unwillingness of franchisees to support our marketing programs and strategic initiatives;

- inability of franchisees to participate in business strategy changes due to financial constraints;

- failure of franchisees to report sales information accurately;

- greater proportional impact of general and administrative expenses on our business and financial condition; and

- inability to retain franchisees in the future, both in terms of number and quality, and inability to attract, retain and motivate sufficient numbers of franchisees of the same caliber, including top performing franchisees.

While we try to maintain positive working relationships with our franchisees, the nature of the franchisor-franchisee relationship inherently subjects us to potential disagreements with our franchisees on matters pertaining to the business and/or our brands. From time to time, we have experienced, and we may continue to experience, poor franchise relations caused by the efforts of one or more of our larger franchisees or an organized franchise association.

Concentration of Applebee's franchised restaurants in a limited number of franchisees subjects us to greater risk. As of December 31, 2024, Applebee's franchisees operated 1,454 Applebee's restaurants in the United States. Of those restaurants, the ten largest Applebee's franchisees owned 1,173 restaurants, representing 81% of all franchised Applebee's restaurants in the United States. The largest Applebee's franchisee owned 460 restaurants, representing 32% of all franchised Applebee's restaurants in the United States. The concentration of franchised restaurants in a limited number of franchisees subjects us to a potentially higher level of risk with respect to such franchisees because their obligations to us, including financial obligations, are greater as compared to those franchisees with fewer restaurants. The risk associated with these franchisees is also greater where franchisees are the sole or dominant franchisee for a particular region of the United States, as is the case for most domestic Applebee's franchised territories. In particular, if any of these franchisees experience financial or other difficulties, the franchisee may default on its obligations under multiple franchise agreements, notes receivable or other agreements, including payments to us and the maintenance and improvement of its restaurants. From time to time, we may work with our franchisees who are experiencing financial difficulties to assess and address their financial health and their ability to satisfy their financial obligations to us. In certain of these situations, we may agree to alternative arrangements with franchisees for the payment of amounts due to us under our franchise and other agreements. We cannot assure you that these arrangements will be successful, nor can we assure you that they will result in us receiving all or any of the amounts due to us under our franchise agreements, notes receivable and other agreements. Any franchisee that owns and operates a significant number of Applebee's restaurants and fails to comply with other obligations under the franchise agreement, such as those relating to the quality and preparation of food and maintenance of restaurants, could cause significant harm to the Applebee's brand and subject us to claims by consumers even if we are not legally liable for the franchisee's actions or failure to act. Development rights for Applebee's restaurants are also concentrated among a limited number of existing franchisees. If any of these existing franchisees experience financial difficulties, future development of Applebee's restaurants may be materially adversely affected.

An insolvency or bankruptcy proceeding involving a franchisee could prevent or delay the collection of payments or the exercise of rights under the related franchise agreement. An insolvency proceeding involving a franchisee could prevent or delay us from collecting payments or exercising any of our other rights under the related franchise agreement. If a franchisee is subject to bankruptcy or insolvency proceedings, a bankruptcy court may prevent the termination of the related franchise and development agreement. In particular, the protection of the statutory automatic stay that arises under Section 362 of the United States Bankruptcy Code upon the commencement of a bankruptcy proceeding by or against a franchisee may prohibit us from terminating a franchise agreement previously entered into with a franchisee. Furthermore, a franchisee that is subject to bankruptcy proceedings may reject the franchise agreement in which case we would be limited to a general unsecured claim against the franchisee's bankruptcy estate on account of breach-of-contract damages arising from the rejection. Payments previously made to us by a franchisee that is subject to a bankruptcy proceeding also may be recoverable from us on behalf of the franchisee as a preferential transfer under the United States Bankruptcy Code.

We are subject to credit risk from our IHOP franchisees operating under our Previous IHOP Business Model, and a default by these franchisees may negatively affect our cash flows. Prior to 2003, new IHOP restaurants were generally developed by us, and we were involved in all aspects of the construction and financing of the restaurants. We typically identified and leased or purchased the restaurant sites for new company-developed IHOP restaurants, built and equipped the restaurants and then franchised them to franchisees. In addition, we typically financed as much as 80% of the franchise fee for periods ranging from five to eight years and leased the restaurant and equipment to the franchisee over a 25-year period. Therefore, in addition to franchise fees and royalties, the revenues received from an IHOP franchisee operating under the Previous IHOP Business Model may include, among other things, lease or sublease rents for the restaurant property building, rent under an equipment lease and interest income from the financing arrangements for the unpaid portion of the franchise fee under the franchise notes. If any of these IHOP franchisees were to default on their payment obligations to us, we may be unable to collect the amounts owed under the building property lease/sublease agreement and our notes and equipment contract receivables, as well as outstanding franchise royalties. The additional amounts owed to us by each of these IHOP franchisees subject us to greater credit risk and defaults by IHOP franchisees operating under our Previous IHOP Business Model and may negatively affect our cash flows. Of the 1,694 IHOP domestic franchise and area license restaurants as of December 31, 2024, approximately 554 restaurants have property lease/sublease agreements and/or notes and equipment contract obligations outstanding.

We and our franchisees are subject to potential losses that may not be covered by insurance. We and our franchisees may have insufficient insurance coverage to cover all of the potential risks associated with the ownership and operation of restaurants. We and our franchisees may have insufficient funds to cover future unanticipated increases in insurance premiums or losses that are not covered by insurance. Certain extraordinary hazards may not be insurable and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, there is no assurance that any loss incurred will not exceed the limits on the policies obtained, or that claim payments on such policies will be received on a timely basis. Further, there can be no assurance that any such payments, even if obtained on a timely basis, will prevent losses to franchisees or enable timely franchise payments. Accordingly, in cases in which a franchisee experiences increased insurance premiums or must pay out-of-pocket claims, the franchisee may not have the funds necessary to make

franchise and other payments to us, and franchisees may be unable to perform other obligations under their franchise agreements.

If franchisees and other licensees do not observe the required quality and trademark usage standards, our brands may suffer reputational damage, which could in turn adversely affect our business. We license our intellectual property to our franchisees, product suppliers, manufacturers, distributors, advertisers and other third parties. The franchise agreements and other license agreements require that each franchisee or other licensee use our intellectual property in accordance with established or approved quality control guidelines. However, there can be no assurance that the franchisees or other licensees will use the intellectual property assets in accordance with such guidelines. Franchisee and licensee noncompliance with the terms and conditions of the governing franchise agreement or other license agreement may reduce the overall goodwill associated with our brands. Franchisees and other licensees may refer to our intellectual property improperly in communications, resulting in the weakening of the distinctiveness of our intellectual property. There can be no assurance that the franchisees or other licensees will not take actions that could have a material adverse effect on our intellectual property.

In addition, even if the licensee product suppliers, manufacturers, distributors, or advertisers observe and maintain the quality and integrity of our intellectual property assets in accordance with the relevant license agreement, any product manufactured by such suppliers may be subject to regulatory sanctions and other actions by third parties which can, in turn, negatively impact the perceived quality of our restaurants and the overall goodwill of our brands, regardless of the nature and type of product involved. Any such sanctions or actions could reduce restaurant revenues and corresponding franchise payments to us.

Our business strategy may not achieve anticipated results. We expect to continue to apply a business strategy that includes operation of a significantly franchised restaurant system across multiple brands and brand-specific business strategies suited to each brand. There can be no assurance that the business strategy we apply to one franchise system will be suitable or will achieve results similar to the application of such business strategy to another franchise system. In addition, operational improvement, purchasing and other strategic initiatives for any of our brands may not be successful or achieve the desired results, and there can be no assurance that franchisees will respond favorably to such initiatives. Additionally, our strategic initiatives may subject us and our franchisees to new and additional risks. Our business strategy includes the addition of new brands to our restaurant portfolio through mergers and acquisitions. There can be no assurance that any such transaction will be successful or produce favorable financial or other results.

Risks Related to Operating in the Restaurant Industry

Our performance is subject to risks associated with the restaurant industry, including the highly competitive nature of the industry. We derive a substantial portion of our revenues in the form of royalties based on the gross sales of our franchised restaurants. Sales and profitability of these restaurants may be negatively impacted by a number of factors associated with operating in the restaurant industry, some of which are outside of our control. These factors include:

- changes in consumer behavior driven by macro-level shifts in retail, technology, media, e-commerce, global safety and demography which may impact where, when, whether and how often customers visit full-service restaurants;

- declines in comparable restaurant sales growth rates due to: (i) failure to meet or adequately adapt to changing customer expectations for food type, quality and taste, or to innovate and develop new menu items to retain existing customers and attract new customers; (ii) competitive intrusions in our markets, including competitive pricing initiatives and day-part expansion by competitors; (iii) opening new restaurants that cannibalize the sales of existing restaurants; (iv) failure of national or local marketing to be effective; and (v) natural or man-made disasters or adverse weather conditions;

- negative trends in operating expenses such as: (i) increases in food and other commodity costs or related distribution costs; (ii) increases in labor costs due to minimum wage and other employment laws or regulations, immigration reform, the potential impact of union organizing efforts and tight labor market conditions; and (iii) increases in other operating costs including advertising, utilities, lease-related expenses and credit card processing fees;

- the highly competitive nature of the restaurant and related industries with respect to, among other things: (i) price, service, location, personnel and the type and quality of food; (ii) the trend toward convergence in grocery, deli, retail and restaurant services, as well as the continued expansion of restaurants into the breakfast day-part; (iii) the entry of major market players in non-competing industries into the food services market; and (iv) the decline in the price of groceries which may increase the attractiveness of dining at home versus dining out;

- difficulty in increasing menu pricing to offset increased operating expenses; and

- failure to effectively manage further penetration into mature markets.

Factors outside our control may harm our brands' reputations. The success of our business is largely dependent upon brand recognition and the strength of our franchise systems. Our and our franchisees' continued success is directly dependent

upon maintaining a favorable public view of the Applebee's, IHOP and Fuzzy's brands. Negative publicity (e.g., crime, scandal, litigation, on-site accidents and injuries or other harm to customers, social issues and food-borne illness) at a single Applebee's, IHOP or Fuzzy's location can have a substantial negative impact on all restaurants within their respective system. Multi-unit food service businesses such as ours can be materially and adversely affected by widespread negative publicity of any type, including through social media, but particularly regarding food quality, food-borne illness, food tampering or preparation, obesity, discrimination or bias, injury or other health concerns with respect to certain foods and actions of our or our franchisees' managers or employees, regardless of whether such claims are accurate or valid.

The risk of food-borne illness or food tampering cannot be completely eliminated. Any outbreak of food-borne illness or other food-related incidents attributed to Applebee's, IHOP or Fuzzy's restaurants or within the food service industry or any widespread negative publicity regarding the Applebee's, IHOP or Fuzzy's brands or the restaurant industry in general could harm our reputation. Even where such food-related incidents occur solely at restaurants of our competitors or within the industry, our business could be adversely affected by negative publicity about the restaurant industry generally. Our company restaurants and our franchisees may produce or receive through the supply chain sub-standard or non-compliant food or beverage products. In addition, our franchisees' failure to comply with food quality and preparation requirements may subject us to potential losses, even when we are not legally liable for a franchisee's actions or failure to act. Although we maintain liability insurance, and each franchisee is required to maintain liability insurance pursuant to its franchise agreements, a liability claim could injure the reputation of all Applebee's, IHOP or Fuzzy's restaurants, whether or not it is ultimately successful.

A lack of availability of suitable locations for new restaurants or a decline in the quality of the locations of our current restaurants may adversely affect our sales and results of operations. The success of our brands depends in large part on restaurant locations. As demographic and economic patterns change, current locations may not continue to be attractive or profitable. Potential declines in neighborhoods where restaurants are located or adverse economic conditions in areas surrounding those neighborhoods could result in reduced sales in those locations. In addition, desirable locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation. Additionally, restaurant revitalization initiatives may not be completed as and when projected and may not produce the results we expect. We also may be unable to operate effectively in new and/or highly competitive geographic regions or local markets in which our franchisees have limited operating experience.

We may experience shortages or interruptions in the supply or delivery of food and other products from third parties or in the availability of utilities. Our and our franchised restaurants are dependent on frequent deliveries of fresh produce, food, beverages and other products. Shortages or interruptions in food and beverage supplies may result from a variety of causes, including shortages due to climate change, adverse weather, labor unrest, labor shortages, political unrest, terrorism, pandemics, epidemics, outbreaks of food-borne illness, disruption of operation of production facilities, financial difficulties (including bankruptcy) of our distributors or suppliers or other unforeseen circumstances. For example, the current outbreak of avian flu may impact the cost and availability of obtaining eggs. Such shortages could adversely affect our and our franchisees' ability to operate our restaurants and, in turn, affect our and our franchisees' revenue and profits. Additionally, the inability to secure adequate and reliable supplies or distribution of food and beverage products could limit our ability to make changes to our core menus or offer promotional "limited time only" menu items, which may limit our ability to implement our business strategies. Our and our franchisees' restaurants bear risks associated with the timeliness of deliveries by suppliers and distributors as well as the solvency, reputation, labor relationships, freight rates, prices of raw materials and health and safety standards of each supplier and distributor. Other significant risks associated with our suppliers and distributors include improper handling of food and beverage products and/or the adulteration or contamination of such food and beverage products. Disruptions in our relationships with suppliers and distributors may reduce the payments we receive from our franchisees or our pancake and waffle dry mix distributors or the profits generated by our company-operated restaurants. In addition, interruptions to the availability of gas, electric, water or other utilities may adversely affect the operations of our and our franchised restaurants.

Any inability to effectively manage or forecast appropriate inventory levels may adversely affect our business. Effective management of inventory levels depends, in part, on our ability to anticipate and respond in a timely manner to changing consumer demand and preferences. From time to time, we may carry excessive inventory resulting from menu events that vary from forecasted demand which may result in financial loss to us and/or to our franchisees. Conversely, if we underestimate demand, we may experience inventory shortages, which may result in lost revenues.

A failure to develop and implement innovative marketing and guest relationship initiatives, ineffective or improper use of social media or other marketing initiatives and increased advertising and marketing costs could adversely affect our business results. If our competitors increase their spending on advertising and promotions, if our advertising, media or marketing expenses increase, or if our advertising and promotions become less effective than those of our competitors, we could experience a material adverse effect on our business results. A failure to sufficiently innovate, develop guest relationship initiatives, or maintain adequate and effective advertising could inhibit our ability to maintain brand relevance and drive increased sales.

As part of our marketing efforts, we rely on search engine marketing and social media platforms to attract and retain guests.

These efforts may not be successful, resulting in expenses incurred without the benefit of higher revenues or increased employee engagement. In addition, a variety of risks are associated with the use of social media, including the improper disclosure of proprietary information, posting of negative comments about our brands or experiences in our or our franchisees' restaurants, exposure of personal information, fraud, and use of outdated information. The use, including any inappropriate or otherwise harmful use, of social media vehicles by our franchisees and their employees, guests, our employees or others in the general public could increase our costs, lead to litigation or result in negative publicity that could damage our reputation.

Changing health or dietary preferences may cause consumers to avoid Applebee's, IHOP and Fuzzy's restaurants in favor of alternative options. The food service industry as a whole rests on consumer preferences and demographic trends at the local, regional, national and international levels. Franchise development and system-wide sales depend on the sustained demand for our products, which may be affected by factors we do not control. New information regarding diet, nutrition and health and efforts by advocacy groups to influence consumer eating habits may negatively affect the demand for our food. Various additional factors such as: (i) the Food and Drug Administration's menu labeling rules; (ii) nutritional guidelines issued by the United States Department of Agriculture and issuance of similar guidelines or statistical information by state or local municipalities; (iii) academic studies; or (iv) efforts by environmental, animal health and welfare and sustainability advocacy groups, may impact consumer choice and cause consumers to select foods other than those that are offered by Applebee's, IHOP or Fuzzy's restaurants. We may not be able to adequately adapt Applebee's, IHOP or Fuzzy's restaurants' menu offerings to keep pace with developments in consumer preferences, which may result in reduced royalty revenues from a decline in demand for our food and fewer guests visiting our restaurants.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

The primary objective of our security program is to prevent, detect and respond to security risks and threats to protect the confidentiality, integrity and availability of our information systems and our sensitive data. Our cybersecurity program approach is risk-based, using continuous threat modeling to help us identify, track and measure our progress to reduce security risk based on three pillars:

- Prevention, through planning and designing solutions to implement security controls. The security functions that support prevention efforts are aligned with security architecture, strategy and risk management activities;

- Detection and response activities, which enable us to discover and respond to cybersecurity events in a timely manner. When a potentially damaging or threatening cybersecurity event is detected, our security operations team, focused on delivering detection and response services, executes the appropriate cybersecurity incident response plan; and

- Governance and compliance, through cross-functional engagement, good operational hygiene and consistent discipline. Ongoing stakeholder collaboration, communications and training within a well-defined policy framework aligned with industry standards is foundational for strong governance and effective compliance. As part of the policy framework, operating procedures are kept up-to-date to reflect the current state of execution and to drive investment and iterative improvements in the highest priority areas of the security program. See *Governance* below for additional detail.

Our program framework and foundation are based on common security standards and frameworks, including ISO/IEC 27001/2:2022 and NIST Cyber Resiliency Framework and Model, in alignment with PCI DSS, privacy laws and regulatory requirements.

Our information and cybersecurity policy, standards, strategy, roadmap and processes are aligned with industry-recognized security risk management framework and practices, including detailed tasks, plans and initiatives, which are reviewed and updated periodically, and at least annually. Our program also incorporates incident response plans and notification protocols, to assess and manage security incidents and threats, including their materiality.

Our cybersecurity program uses layered security defenses, cyber resiliency and automation capabilities for our security functions and operations. Our cybersecurity roadmap outlines and defines the security initiatives, projects and tasks. Security investments and projects are discussed by the Security Steering Committee ("SSC").

We engage with a range of third-party cybersecurity service providers, assessors and auditors to evaluate and enhance the effectiveness of our cybersecurity program. Services provided by these third parties include 24/7 security logging, network and

endpoint monitoring, vulnerability scanning, penetration testing, security incident response tabletop exercises and security and compliance posture assessments. Vendor security monitoring is an important component of our cybersecurity program to ensure our vendors are securing and protecting our critical infrastructure, data, and information, integrated with our contract management process, including security addenda and vendor security risk assessments for new contracts and annual vendor security risk assessments for critical vendors.

Our security incident response plan provides guidelines and requirements for reasonable and consistent responses to security incidents to limit damage while preserving the confidentiality, integrity and availability of Company systems and information, and reducing recovery time and cost, including but not limited to, escalation of security incidents to appropriate team members for investigation and response and documenting the required steps for investigation and remediation taken during the security incident response. We perform an annual tabletop exercise led by third-party security experts with participation from executive management and technical internal teams.

Our employees and vendor partners are also trained to report any security events to the cybersecurity team, who will escalate and notify the legal team, senior executives, and Board of Directors as needed.

As of the date of this report, we are not aware of any actively exploited security risks from cybersecurity threats, including as a result of any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

Governance

Our cybersecurity risk management program is informed by legal and regulatory requirements and considerations. Cybersecurity risks are included as an integral part of our broader Enterprise Risk Management ("ERM") program and reviewed regularly by internal stakeholders comprised of a cross-functional team to assess the risk level and strength of our mitigation strategies. Our cybersecurity risk assessment is performed regularly throughout the year, and may include:

- Regular cybersecurity program, risk and incidents reporting to the Board of Directors;

- Regular cybersecurity risk reporting to the Enterprise Risk Committee, which includes the Company's Chief Executive Officer, Chief Financial Officer, Senior Vice President, Legal, General Counsel & Secretary, Internal Audit, Chief Information Officer and Chief Information Security Officer ("CISO"); and

- Routine Security Steering Committee meetings with members from the Company's cybersecurity, ERM, Information Technology ("IT"), internal audit and legal teams.

Our CISO leads our cybersecurity team and is generally responsible for management of cybersecurity risk and the protection and defense of our networks and systems. Our CISO has 30 years of experience serving in various roles related to cybersecurity and information security. The SSC, chaired by our CISO, is comprised of executive level representatives from our IT, legal, enterprise risk management and internal audit teams and is responsible for oversight, evaluation and coordination of activities related to safeguards, security risk, controls, remediation activities, policy governance and other related security program activities.

The Board of Directors is responsible for overseeing overall risk management for the Company. The Audit Committee receives reports from the CISO regarding the cybersecurity program. The presented topics include, but are not limited to, the status of ongoing cybersecurity initiatives, incident reports and compliance with industry standards. Members of the Board of Directors also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

Item 2. Properties.

The table below shows the location and ownership type of Applebee's, IHOP, and Fuzzy's restaurants as of December 31, 2024:

| | Applebee's [a] | | IHOP [a][b] | | Fuzzy's [a] | | Total Restaurants |
	Franchise	Company	Franchise	Area License	Franchise	Company	
United States							
Alabama	30	—	15	—	1	—	46
Alaska	1	—	4	—	—	—	5
Arizona	20	—	42	—	1	—	63
Arkansas	5	1	17	—	1	—	24
California	103	—	225	—	—	—	328
Colorado	22	—	36	—	16	—	74
Connecticut	5	—	11	—	—	—	16
Delaware	12	—	8	—	—	—	20
District of Columbia	—	—	2	—	—	—	2
Florida	87	—	—	143	6	—	236
Georgia	24	32	83	3	—	—	142
Hawaii	—	—	7	—	—	—	7
Idaho	12	—	7	—	—	—	19
Illinois	30	2	43	—	—	—	75
Indiana	56	—	27	—	—	—	83
Iowa	25	—	12	—	1	—	38
Kansas	26	—	30	—	6	—	62
Kentucky	24	2	12	—	—	—	38
Louisiana	12	—	29	—	1	—	42
Maine	12	—	5	—	—	—	17
Maryland	17	—	54	—	—	—	71
Massachusetts	24	—	21	—	—	—	45
Michigan	81	—	28	—	—	—	109
Minnesota	45	—	8	—	1	—	54
Mississippi	17	2	13	—	1	—	33
Missouri	41	3	32	—	4	—	80
Montana	7	—	4	—	—	—	11
Nebraska	14	—	7	—	—	—	21
Nevada	11	—	23	—	—	—	34
New Hampshire	13	—	4	—	—	—	17
New Jersey	55	—	49	—	—	—	104
New Mexico	18	—	15	—	—	—	33
New York	94	—	61	—	—	—	155
North Carolina	37	—	52	—	—	—	89
North Dakota	11	—	3	—	—	—	14
Ohio	75	—	39	—	1	—	115
Oklahoma	11	—	35	—	9	—	55
Oregon	17	—	14	—	—	—	31
Pennsylvania	75	—	28	—	—	—	103
Rhode Island	6	—	5	—	—	—	11
South Carolina	26	—	30	—	—	—	56
South Dakota	6	—	2	—	—	—	8
Tennessee	22	5	35	—	—	—	62
Texas	86	—	218	—	66	1	371
Utah	9	—	20	—	—	—	29
Vermont	3	—	—	—	—	—	3
Virginia	46	—	67	—	—	—	113
Washington	40	—	37	—	—	—	77
West Virginia	14	—	10	—	—	—	24
Wisconsin	24	—	18	—	—	—	42
Wyoming	3	—	1	—	1	—	5
Total Domestic	1,454	47	1,548	146	116	1	3,312

	Applebee's [a]		IHOP [a][b]		Fuzzy's [a]		Total Restaurants
	Franchise	Company	Franchise	Area License	Franchise	Company	
International							
Bahamas	1	—	1	—	—	—	2
Bahrain	1	—	—	—	—	—	1
Brazil	10	—	—	—	—	—	10
Canada	11	—	22	8	—	—	41
Dominican Republic	3	—	—	—	—	—	3
Ecuador	—	—	7	—	—	—	7
Egypt	—	—	1	—	—	—	1
Guam	1	—	1	—	—	—	2
Guatemala	4	—	—	—	—	—	4
Honduras	1	—	1	—	—	—	2
India	—	—	2	—	—	—	2
Kuwait	7	—	7	—	—	—	14
Mexico	37	—	55	—	—	—	92
Oman	1	—	—	—	—	—	1
Pakistan	—	—	2	—	—	—	2
Panama	4	—	4	—	—	—	8
Peru	1	—	2	—	—	—	3
Puerto Rico	8	—	8	—	—	—	16
Qatar	8	—	3	—	—	—	11
Saudi Arabia	12	—	3	—	—	—	15
United Arab Emirates	3	—	3	—	—	—	6
Total International	113	—	122	8	—	—	243
Total	1,567	47	1,670	154	116	1	3,555

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[a] The properties identified in this table generate revenue in our franchise, rental, financing and company restaurant operating segments.

[b] There are six IHOP restaurants in the U.S. state of Florida and five IHOP restaurants in Canada that have been sub-licensed by the area licensee in Florida and Canada, respectively.

Of the 1,670 IHOP restaurants operated by franchisees, 52 were located on sites owned by us, 502 were located on sites leased by us from third parties and 1,116 were located on sites owned or leased by franchisees. All of the IHOP restaurants operated by area licensees, 1,565 of the franchisee-operated Applebee's restaurants and all the franchisee-operated Fuzzy's restaurants were located on sites owned or leased by the area licensees or the franchisees. We owned one site on which a franchisee-operated Applebee's restaurant was located and one franchisee-operated Applebee's restaurant was located on site leased by us from third parties. The 47 Applebee's restaurants we operated as of December 31, 2024 were located on sites leased by us from third parties.

Leases of IHOP restaurants generally provide for an initial term of 20 to 25 years, with most having one or more five-year renewal options. Leases of Applebee's restaurants generally have an initial term of 10 to 20 years, with renewal terms of five to 20 years. In addition, a substantial number of the leases for both IHOP and Applebee's restaurants include provisions calling for the periodic escalation of rents during the initial term and/or during renewal terms. The leases typically provide for payment of rents in an amount equal to the greater of a fixed amount or a specified percentage of gross sales and for payment of taxes, insurance premiums, maintenance expenses and certain other costs. Historically, it has been our practice to seek to extend, through negotiation, those leases that expire without renewal options. However, from time to time, we choose not to renew a lease or are unsuccessful in negotiating satisfactory renewal terms. When this occurs, the restaurant is closed and possession of the premises is returned to the landlord.

Under our Applebee's and Fuzzy's franchise agreements, we have certain rights to gain control of a restaurant site in the event of default under the franchise agreement. Because substantially all IHOP franchised restaurants developed by us under our Previous IHOP Business Model are subleased to the franchisees, IHOP has the ability to regain possession of the subleased restaurant if the franchisee defaults in the payment of rent or other terms of the sublease.

We currently occupy approximately 93,000 square feet for our principal corporate offices and restaurant support center located in Pasadena, California, under a lease expiring in August 2035. We also lease approximately 8,000 square feet of office space in Irving, Texas under a lease expiring in February 2026.

Item 3. Legal Proceedings.

We are subject to various lawsuits, administrative proceedings, audits, and claims arising in the ordinary course of business. Some of these lawsuits purport to be class actions and/or seek substantial damages. We are required to record an accrual for litigation loss contingencies that are both probable and reasonably estimable. Legal fees and expenses associated with the defense of all of our litigation are expensed as such fees and expenses are incurred. Management regularly assesses our insurance deductibles, analyzes litigation information with our attorneys and evaluates our loss experience in connection with pending legal proceedings. While we do not presently believe that any of the legal proceedings to which we are currently a party will ultimately have a material adverse impact on us, there can be no assurance that we will prevail in all the proceedings we are party to, or that we will not incur material losses from them.

Item 4. Mine Safety Disclosure.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the NYSE under the symbol "DIN".

Holders

As of February 24, 2025, there were 185 holders of our common stock. This number does not include beneficial owners whose shares are held in street name by brokers and other nominees.

Dividends on Common Stock

Refer to *Note 12 - Stockholders' Deficit,* of the Notes to the Consolidated Financial Statements for information on dividends declared and paid in the fiscal years ended December 31, 2024, 2023 and 2022.

Issuer Purchases of Equity Securities

Purchases of Equity Securities by the Company

Month Period	Total number of shares[a]	Average price paid per share	Total number of shares purchased as part of publicly announced plan or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
September 30, 2024 – October 27, 2024	421	$ 31.87	—	$ 133,266,000
October 28, 2024 – November 24, 2024	401	$ 35.30	—	$ 133,266,000
November 25, 2024 – December 29, 2024	2,085	$ 32.24	—	$ 133,266,000
Total	2,907	$ 32.61	—	$ 133,266,000

[a] These amounts represent shares owned and tendered by employees to satisfy tax withholding obligations arising upon the vesting of restricted stock awards. Shares so surrendered by the participants are repurchased by us pursuant to the terms of the plan under which the shares were issued and the applicable individual award agreements and not pursuant to publicly announced repurchase authorizations.

Stock Performance Graph

The graph below shows a comparison of the cumulative total stockholder return on our common stock with the cumulative total return on the Standard & Poor's 500 Composite Index ("S&P 500") and the Standard & Poor's Composite 1500 Restaurants Index ("Restaurants Index") over the five-year period ended December 31, 2024. The graph and table assume $100 was invested at the close of trading on the last day of trading in 2019 in our common stock and in each of the market indices, with reinvestment of all dividends. Stockholder returns over the indicated periods should not be considered indicative of future stock prices or stockholder returns.

Comparison of Five-Year Cumulative Total Stockholder Return
Dine Brands Global, Inc., S&P 500 and the Restaurants Index
(Performance Results through December 31, 2024)



	2019	2020	2021	2022	2023	2024
Dine Brands Global, Inc.	$ 100.00	$ 72.42	$ 95.16	$ 83.45	$ 66.50	$ 42.71
Standard & Poor's 500	100.00	118.40	152.39	124.79	157.59	197.02
S&P Composite 1500 Restaurants [1]	100.00	119.57	145.93	133.03	153.95	164.08

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[1] The S&P Composite 1500 Restaurants Index is a comprehensive restaurant industry index. In addition to the family dining and casual dining segments, the Index also includes the fast-casual and quick-service segments of the restaurant industry.

The foregoing performance graph is being furnished as part of this report solely in accordance with the requirement under Rule 14a-3(b)(9) to furnish our stockholders with such information, and therefore, shall not be deemed to be filed or incorporated by reference into any filings by the Company under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

The following discussion provides analyses of our results of operations and reasons for material changes for 2024 as compared to 2023 and should be read together with the financial statements included in this Annual Report on Form 10-K. For a detailed discussion of year-to-year comparisons between fiscal 2023 and fiscal 2022, please refer to the applicable portion of "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" contained in *Part II, Item 7* of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 28, 2024, which is hereby incorporated by reference.

The financial tables appearing in Management's Discussion and Analysis present amounts in millions of dollars that are rounded from our consolidated financial statements presented in thousands of dollars. As a result, the tables may not foot or cross foot due to rounding.

The first International House of Pancakes restaurant opened in 1958 in Toluca Lake, California. Shortly thereafter, the Company's predecessor began developing and franchising additional restaurants. The Company was incorporated under the laws of the State of Delaware in 1976 with the name IHOP Corp. In November 2007, the Company completed the acquisition of Applebee's International, Inc., which became a wholly-owned subsidiary of the Company. Effective June 2, 2008, the name of the Company was changed to DineEquity, Inc. and on February 20, 2018, the name of the Company was changed to Dine Brands Global, Inc.® ("Dine Brands Global," "we" or "our"). Through various subsidiaries (see Exhibit 21, Subsidiaries of Dine Brands Global, Inc.), we own and franchise the Applebee's Neighborhood Grill + Bar® ("Applebee's") concept in the American full-service restaurant segment within the casual dining category of the restaurant industry and we own and franchise the International House of Pancakes® ("IHOP") concept in the midscale full-service restaurant segment within the family dining category of the restaurant industry. In December 2022, we acquired the Fuzzy's Taco Shop® ("Fuzzy's") concept in the Mexican limited-service restaurant segment within the fast-casual dining category of the restaurant industry. References herein to Applebee's®, IHOP® and Fuzzy's Taco Shop® restaurants are to these three restaurant concepts, whether operated by franchisees, by area licensees and their sub-licensees (collectively, "area licensees") or by us.

Domestically, IHOP and Applebee's restaurants are located in 49 states and the District of Columbia, while Fuzzy's restaurants are located in 15 states. Internationally, IHOP restaurants are in two United States territories and 14 countries, while Applebee's restaurants are in two United States territories and 15 countries. With over 3,500 restaurants combined, we believe we are one of the largest full-service restaurant companies in the world. The June 2024 issue of *Nation's Restaurant News* reported that IHOP was the largest restaurant chain in the midscale family-style segment and Applebee's was one of the largest restaurant chains in the casual dining segment, in terms of United States system-wide sales during 2023.

We have a 52/53 week fiscal year ending on the Sunday nearest to December 31 of each year. For convenience, in this Annual Report on Form 10-K, we refer to all fiscal years as ending on December 31 and all interim fiscal quarters as ending on March 31, June 30 and September 30 of the respective fiscal year. There were 52 calendar weeks in our 2024, 2023, and 2022 fiscal year that ended December 29, 2024, December 31, 2023, and January 1, 2023, respectively.

Executive Summary of 2024 Results

- We reported net income of $64.9 million, or $4.22 per diluted share, in 2024 compared to $97.2 million, or $6.22 per diluted share, in 2023 that was primarily due to lower gross profit;

- Applebee's reported system-wide sales were lower by 5.5% in 2024 driven by a 4.2% decrease in domestic same-restaurant sales and a 2.2% decrease in the number of effective restaurants;

- IHOP's reported system-wide sales were slightly lower by 1.1% in 2024 driven by a 2.0% decrease in domestic same-restaurant sales offset by a 0.9% increase in effective franchise restaurants;

- Fuzzy's reported system-wide sales were lower by 14.7% driven by a 9.3% decrease in domestic same-restaurant sales and a 9.6% decrease in number of effective franchise restaurants;

- The combined system-wide sales of all brands declined to $8.0 billion, a 3.9% decrease compared to 2023;

- We generated cash from operating activities of $108.2 million and adjusted free cash flow (cash provided by operating activities, plus receipts from notes and equipment contract receivables, less additions to property and equipment) of $106.4 million in 2024;

- We returned approximately $43.4 million to our stockholders, comprised of $31.3 million in cash dividends and $12.1 million in the form of stock repurchases;

- We acquired 56 Applebee's restaurants from franchisees and simultaneously refranchised nine to a different franchisee in November 2024 for a $1.8 million gain on sale of disposition of assets; and

- We incurred impairment charges of $7.1 million related to Fuzzy's goodwill in the fourth quarter of 2024.

Overview of 2024 Performance

Key Performance Indicators

In evaluating the performance of each restaurant concept, we consider the key performance indicators to be the system-wide sales percentage change, the percentage change in domestic system-wide same-restaurant sales ("domestic same-restaurant sales"), net franchise restaurant development/reduction and the change in total effective restaurants. Changes in both domestic same-restaurant sales and in the number of Applebee's, IHOP and Fuzzy's restaurants will impact our reported retail sales that drive franchise royalty revenues and, where applicable, rental payments under leases that partially may be based on a percentage of their sales. Net franchise restaurant development/reduction also impacts franchise revenues in the form of initial franchise fees and, in the case of IHOP and Fuzzy's restaurants, sales of proprietary products.

Our key performance indicators for the year ended December 31, 2024 were as follows:

	Applebee's	IHOP	Fuzzy's
Sales percentage decrease in reported system-wide sales - 2024 vs 2023	(5.5)%	(1.1)%	(14.7)%
% Decrease in domestic system-wide same-restaurant sales	(4.2)%	(2.0)%	(9.3)%
Net franchise restaurant (reduction)/addition[1]	(28)	10	(15)
Net (decrease) increase in global effective restaurants[2]	(37)	16	(13)

_____

[1] Franchise and area license restaurant closings, net of openings during the year ended December 31, 2024.
[2] Change in the weighted average number of franchise, area license and company-operated restaurants open during the year ended December 31, 2024, compared to the weighted average number of those open during the same period of 2023.

A summary of our financial summary for the years ended December 31, 2024 and 2023 is as follows:

Financial Summary

	2024	Favorable (Unfavorable)	2023
	(In thousands, except per share amounts)		
Income before income taxes	$ 89,543	$ (22,160)	$ 111,703
Income tax provision	(24,653)	(10,126)	(14,527)
Net income	$ 64,890	$ (32,286)	$ 97,176
Effective tax rate	27.5 %	(14.5)%	13.0 %
Net income per diluted share	$ 4.22	$ (2.00)	$ 6.22
Weighted average diluted shares (in millions)	14.9	(0.3)	15.2

The primary reasons for the variances in income before income taxes are summarized as follows:

	2024 vs. 2023
	(In millions)
Decrease in gross profit:	
Franchise operations	$ (15.9)
Company restaurant operations	(0.7)
Rental and financing operations	(4.9)
Total gross profit decrease	(21.5)
Increase in closure and impairment charges	(5.6)
Decrease in General & Administrative ("G&A") expenses	1.4
Change in (gain) loss on disposition of assets	5.5
Increase in interest expense, net	(2.1)
All other	0.1
Decrease in income before income taxes	$ (22.2)

The decrease in income before income taxes in fiscal 2024 compared to fiscal 2023 was due to the decrease in gross profit, the increase in closure and impairment charges and higher net interest expense, partially offset by a favorable change in gain/loss on disposition of assets and lower G&A expenses. The decrease in gross profit in fiscal 2024 compared to fiscal 2023 was primarily due to decreases in restaurant system sales and the number of Applebee's and Fuzzy's effective restaurants, partially offset by the increase in the number of IHOP effective restaurants positively impacting franchise operations; and the decrease in rental operations primarily resulting from lease buyouts in the prior year. The increase in closure and impairment charges was primarily related to the impairment charge to Fuzzy's goodwill incurred in the fourth quarter of 2024. The increase in interest expense, net was primarily related to higher-rate securitized notes. The decrease in G&A expenses was primarily attributable to costs related to the stopping of our IHOP Flip'd initiative in the prior year, a decrease in professional services, and a decrease in occupancy costs, partially offset by an increase in depreciation expense and organization restructuring costs. The favorable change in gain/loss on disposition of assets is due to the gains primarily attributable to the refranchising of nine Applebee's restaurants and the sale of one IHOP property in 2024 as compared to the prior year losses primarily related to the disposition of certain IHOP Flip'd assets.

Our 2024 effective tax rate of 27.5% applied to pretax book income was different than the statutory Federal income tax rate of 21% primarily due to state and local taxes and a lower tax deduction related to stock-based compensation. See *Note 16 - Income Taxes,* of the Notes to the Consolidated Financial Statements included in this report, for reconciliations between our effective rate and the statutory Federal income tax rate.

Domestic Same-Restaurant Sales

Restaurant Data - System-wide Sales and Domestic Same-Restaurant Sales

The following table sets forth for each of the past three years the number of Global Effective Restaurants in the Applebee's, IHOP and Fuzzy's systems and information regarding the percentage change in sales at those restaurants compared to the same periods in the prior two years. Sales at restaurants that are owned by franchisees and area licensees are not attributable to the Company and, as such, the percentage changes in sales at Effective Restaurants presented below are based on internal sales data. However, we believe that presentation of this information is useful in analyzing our revenues because franchisees and area licensees pay us royalties and advertising fees that are generally based on a percentage of their sales, and, where applicable, rental payments under leases that partially may be based on a percentage of their sales. Management also uses this information to make decisions about future plans for the development of additional restaurants as well as evaluation of current operations.

Applebee's Restaurant Data

	Year Ended December 31,		
Global Effective Restaurants:[a]	**2024**	**2023**	**2022**
Franchise	1,616	1,659	1,617
Company	6	—	56
Total	1,622	1,659	1,673
System-wide:[b]			
Domestic sales percentage change[c]	(5.5)%	(0.1)%	4.7 %
Domestic same-restaurant sales percentage change[d]	(4.2)%	0.6 %	5.1 %
Franchise:[b]			
Domestic sales percentage change[c][e]	(5.7)%	2.9 %	5.3 %
Domestic same-restaurant sales percentage change[d]	(4.1)%	0.6 %	5.1 %
Domestic average weekly unit sales (in thousands)	$ 52.3	$ 54.0	$ 53.7

IHOP Restaurant Data		Year Ended December 31,		
Global Effective Restaurants:[a]		**2024**	**2023**	**2022**
Franchise		1,646	1,629	1,597
Area license		155	156	156
Total		1,801	1,785	1,753
System-wide:[b]				
Sales percentage change[c]		(1.1)%	6.0 %	7.7 %
Domestic same-restaurant sales percentage change, including area license restaurants[d]		(2.0)%	3.5 %	5.8 %
Franchise:[b]				
Sales percentage change[c]		(0.9)%	6.1 %	7.7 %
Domestic same-restaurant sales percentage change[d]		(1.9)%	3.6 %	5.7 %
Average weekly unit sales (in thousands)	$	37.7	$ 38.5	$ 37.0
Area License:[b]				
IHOP sales percentage change[c]		(2.8)%	4.3 %	7.9 %
Fuzzy's Restaurant Data				
Global Effective Restaurants:[a], [f]				
Franchise		122	135	n/a
Company		1	1	n/a
Total		123	136	n/a
System-wide:[b]				
Sales percentage change[c]		(14.7)%	(2.4)%	n/a
Domestic same-restaurant sales percentage change[d]		(9.3)%	(4.2)%	n/a
Franchise:[b]				
Sales percentage change[c]		(14.4)%	(1.5)%	n/a
Domestic same-restaurant sales percentage change[d]		(9.2)%	(4.2)%	n/a
Domestic average weekly unit sales (in thousands)	$	29.1	$ 30.6	n/a

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(a) "Effective Restaurants" are the weighted average number of restaurants open in each fiscal period, adjusted to account for restaurants open for only a portion of the period. Information is presented for all Effective Restaurants in the Applebee's, IHOP and Fuzzy's systems, which consists of restaurants owned by franchisees and area licensees as well as those owned by the Company. Effective Restaurants do not include units operated as ghost kitchens (small kitchens with no store-front presence, used to fill off-premise orders).

(b) "System-wide sales" are retail sales at Applebee's and Fuzzy's restaurants operated by franchisees and IHOP restaurants operated by franchisees and area licensees, as reported to the Company, in addition to retail sales at company-operated Applebee's and Fuzzy's restaurants. System-wide sales do not include retail sales of ghost kitchens. Sales at restaurants that are owned by franchisees and area licensees are not attributable to the Company. An increase in franchisees' reported sales will result in a corresponding increase in our royalty revenue, while a decrease in franchisees' reported sales will result in a corresponding decrease in our royalty revenue. Unaudited reported sales for Applebee's and Fuzzy's franchise restaurants, Applebee's and Fuzzy's company-operated restaurants, IHOP franchise restaurants and IHOP area license restaurants for the years ended December 31, 2024, 2023 and 2022 were as follows:

		Year Ended December 31,		
Reported retail sales		**2024**	**2023**	**2022**
		(In millions)		
Applebee's franchise restaurant sales	$	4,242.1	$ 4,500.1	$ 4,367.1
Applebee's company-operated restaurants		8.2	—	126.7
IHOP franchise restaurant sales		3,229.1	3,258.3	3,070.0
IHOP area license restaurant sales		296.9	305.3	292.7
Fuzzy's franchise restaurant sales[f]		184.0	214.8	n/a
Fuzzy's company-operated restaurants[f]		1.1	2.1	n/a
Total	$	7,961.4	$ 8,280.6	$ 7,856.5

(c) "Sales percentage change" reflects, for each category of restaurants, the percentage change in sales in any given fiscal period compared to the prior period for all restaurants in that category.

(d) "Domestic same-restaurant sales percentage change" reflects the percentage change in sales in any given fiscal period, compared to the same weeks in the prior period, for domestic restaurants that have been operated during both periods that are being compared and have been open for at least 18 months. Because of new restaurant openings and restaurant closures, the domestic restaurants open throughout both fiscal periods being compared may be different from period to period.

(e) The franchise sales percentage change for 2024 was impacted by the acquisition of 47 franchise restaurants in November 2024 now reported as company-operated.

(f) The Company acquired Fuzzy's on December 13, 2022; thus, no data is presented for 2022.

Domestic Same-Restaurant Sales Trends





Applebee's system-wide domestic same-restaurant sales decreased 4.7% for the three months ended December 31, 2024 and decreased 4.2% for the year ended December 31, 2024, as compared to the same respective periods of 2023. The decrease for the three months ended December 31, 2024 was primarily due to a decrease in traffic, offset by an increase in average check. The decrease for the year ended December 31, 2024 was primarily due to a decrease in traffic, offset by an increase in average check resulting from menu price increases by franchisees.

Based on data from Black Box Intelligence, a restaurant sales reporting firm ("Black Box"), Applebee's same-restaurant sales for the three and twelve months ended December 31, 2024 underperformed the casual dining segment of the restaurant industry (excluding Applebee's) as compared with the same respective periods of 2023. The casual dining segment experienced a higher increase in average customer check than Applebee's, contributing to the casual dining segment's stronger comp sales.

Applebee's Off-Premise Sales Data	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Off-premise sales (in millions)[1]	$ 210.0	$ 215.4	$ 250.7	$ 882.5	$ 944.1	$1,088.7
% sales mix	21.6 %	20.8 %	23.8 %	21.7 %	22.0 %	25.3 %

[1] Primarily to-go, delivery and catering sales.

Applebee's off-premise sales dollars for the three and twelve months ended December 31, 2024 decreased as compared with the same respective periods of 2023, primarily due to our delivery service partners performing below our native channels.



Quarterly Domestic Same-Restaurant Sales - IHOP
One-Year Comparison to Comparable Prior Periods

IHOP's domestic same-restaurant sales decreased 2.8% for the three months ended December 31, 2024 and decreased 2.0% for the year ended December 31, 2024, as compared to the same respective periods of 2023. Most of the decline in both periods was due to a decrease in traffic, offset by an increase in average check. The increase in average check was primarily due to an increase in menu prices, partially offset by the introduction of promotional value deals in the fourth quarter.

Based on data from Black Box, IHOP same-restaurant sales underperformed the family dining segment of the restaurant industry (excluding IHOP) for the three and twelve months ended December 31, 2024, as compared with the same respective periods of 2023. According to Black Box, the family dining segment also experienced increases in same-restaurant sales resulting from an increase in average customer check, partially offset by a decline in customer traffic.

IHOP Off-Premise Sales Data	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Off-premise sales (in millions)[1]	$ 154.3	$ 155.9	$ 160.9	$ 600.5	$ 616.5	$ 627.4
% sales mix	20.4 %	20.4 %	21.7 %	20.2 %	20.6 %	22.0 %

[1] Primarily to-go, delivery and catering sales.

IHOP's off-premise sales dollars for the three and twelve months ended December 31, 2024 decreased as compared to the same respective periods of 2023.


Domestic Same-Restaurant Sales - Fuzzy's


Fuzzy's system-wide domestic same-restaurant sales decreased 10.3% for the three months ended December 31, 2024 and decreased 9.3% for the year ended December 31, 2024, as compared to the same respective periods of 2023. The decrease for the three months ended December 31, 2024 was primarily due to a decrease in traffic, and a modest decrease in average check. The decrease for the year ended December 31, 2024 was primarily due to a decrease in traffic, offset by an increase in average check resulting from the successful promotional food and beverage offerings and menu price increases by franchisees.

Based on data from Black Box, Fuzzy's same-restaurant sales underperformed the fast casual segment of the restaurant industry (excluding Fuzzy's) for the three and twelve months ended December 31, 2024, as compared with the same respective periods of 2023. According to Black Box, the fast casual segment also experienced an increase in average customer check, partially offset by a decline in customer traffic.

Fuzzy's Off-Premise Sales Data	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2024	**2023**	**2024**	**2023**
Off-premise sales (in millions)[1]	$ 13.8	$ 17.4	$ 69.0	$ 77.1
% sales mix	36.5 %	41.2 %	39.0 %	39.4 %

[1] Primarily to-go, delivery and catering sales.

Fuzzy's off-premise sales dollars and percentage of sales mix for the three and twelve months ended December 31, 2024 decreased as compared to the same respective periods of 2023, primarily due to changing guest behavior.

Restaurant Development

Restaurant closures can occur for a variety of reasons that may differ for each restaurant and for each franchisee. Closures generally fall into one of two categories: restaurants in older locations whose retail, residential and traffic demographics have changed unfavorably over time, and restaurants with non-viable unit economics. Our franchisees are independent businesses and their decisions to close restaurants, both temporarily and permanently, can be impacted by numerous factors that are outside of our control, including but not limited to, franchisees' agreements with their lenders and landlords.

The total number of Applebee's restaurants (domestic and international) open at December 31, 2024 declined 1.7% from the number open at December 31, 2023, as franchisees opened 17 new restaurants but closed 45 restaurants. The total number of IHOP restaurants (domestic and international) open at December 31, 2024 increased 0.6% from the number open at December 31, 2023, as IHOP franchisees and area licensees opened 48 restaurants and closed 38 restaurants, resulting in net development of 10 restaurants. The total number of Fuzzy's restaurants (domestic only) open at December 31, 2024 declined 11.4% from the number open at December 31, 2023, as franchisees opened three new restaurants but closed 18 restaurants.

Internationally, the number of Applebee's and IHOP restaurants increased 8.5% from the number open at December 31, 2023. Franchisees of both brands opened 35 restaurants and closed 16, a net increase of 19 international restaurants. The international development activity is included in the total activity for each brand cited above.

The following tables present Applebee's, IHOP and Fuzzy's net restaurant development activity over the past three years:

	Year Ended December 31,		
	2024	2023	2022
Applebee's Restaurant Development Activity			
Summary - beginning of period:			
Franchise	1,642	1,678	1,611
Company	—	—	69
Total Applebee's restaurants, beginning of period	1,642	1,678	1,680
Domestic	1,536	1,569	1,578
International	106	109	102
Franchise restaurants opened:			
Domestic	—	3	4
International	17	7	12
Total franchise restaurants opened	17	10	16
Franchise restaurants permanently closed:			
Domestic	(35)	(36)	(13)
International	(10)	(10)	(5)
Total franchise restaurants permanently closed	(45)	(46)	(18)
Net franchise restaurant reduction	(28)	(36)	(2)
Refranchised from company restaurants	9	—	69
Net franchise restaurant (reduction)/addition	(19)	(36)	67
Franchise restaurants acquired by the Company	(56)	—	—
Net franchise restaurant (reductions)/additions	(75)	(36)	67
Summary - end of period:			
Franchise	1,567	1,642	1,678
Company restaurants[a]	47	—	—
Total Applebee's restaurants, end of period	1,614	1,642	1,678
Domestic	1,501	1,536	1,569
International	113	106	109
% Decrease in total Applebee's restaurants from prior year	(1.7)%	(2.1)%	(0.1)%

	Year Ended December 31,		
	2024	2023	2022
IHOP Restaurant Development Activity			
Summary - beginning of period:			
Franchise	1,657	1,625	1,595
Area license	157	156	156
Company	—	—	—
Total IHOP restaurants, beginning of period	1,814	1,781	1,751
Domestic	1,696	1,677	1,657
International	118	104	94
Franchise/area license restaurants opened:			
Domestic franchise	29	43	34

	Year Ended December 31,		
	2024	2023	2022
Domestic area license	1	3	3
International franchise	18	16	14
Total franchise/area license restaurants opened	48	62	51
Franchise/area license restaurants permanently closed:			
Domestic franchise	(28)	(25)	(14)
Domestic area license	(4)	(2)	(3)
International franchise	(6)	(2)	(4)
Total franchise/area license restaurants permanently closed	(38)	(29)	(21)
Net franchise/area license restaurant addition	10	33	30
Summary - end of period:			
Franchise	1,670	1,657	1,625
Area license	154	157	156
Company	—	—	—
Total IHOP restaurants, end of period	1,824	1,814	1,781
Domestic	1,694	1,696	1,677
International	130	118	104
% Increase in total IHOP restaurants from prior year	0.6 %	1.9 %	1.7 %
Fuzzy's Restaurant Development Activity (b)			
Summary - beginning of period:			
Franchise	131	134	n/a
Company	1	3	n/a
Total Fuzzy's restaurants, beginning of period	132	137	n/a
Franchise restaurants opened:			
Domestic	3	4	n/a
Franchise restaurants permanently closed:			
Domestic	(18)	(9)	n/a
Net franchise restaurant reduction	(15)	(5)	n/a
Refranchised from Company restaurants	—	2	n/a
Net franchise restaurant reduction	(15)	(3)	n/a
Summary - end of period:			
Franchise	116	131	134
Company	1	1	3
Total Fuzzy's restaurants, end of period	117	132	137
Domestic	117	132	137
International	—	—	—
% Decrease in total Fuzzy's restaurants from prior year	(11.4)%	(3.6)%	n/a

(a) In November 2024, the Company acquired 56 Applebee's restaurants from franchisees and simultaneously refranchised nine to a different franchisee.
(b) The Company acquired Fuzzy's on December 13, 2022, thus no data is presented for 2022.

The restaurant counts and activity presented above include 18 dual-branded international Applebee's and IHOP restaurants as of December 31, 2024, and seven dual-branded international Applebee's and IHOP restaurants as of December 31, 2023, which are separately counted in each of our brands' restaurant counts and activity. Dual-branded restaurants are defined as

restaurants that reside in one location and operate two of our concepts under two separate franchise agreements. In addition, the restaurant counts and activity presented above do not include ghost kitchens (small kitchens with no store-front presence, used to fill off-premise orders).

The closures presented in the tables above represent permanent closures of restaurants. Temporary closures, which can occur for a variety of reasons, are not reflected as reductions in these tables and temporarily closed restaurants are included in the summary counts at the beginning and end of each period shown. However, temporary closures are reflected in the weighted calculation of Global Effective Restaurants presented in the preceding Restaurant Data tables.

Closures of Applebee's, IHOP and Fuzzy's restaurants adversely impact our system-wide retail sales that drive our franchise royalty revenues as well as, in the case of IHOP and Fuzzy's restaurants, sales of each brand's proprietary products. Further, with certain restaurants, we own or lease the underlying property and sublease it to the applicable franchisee. Thus, our rental income also could be adversely affected due to our obligation to make rental or other payments for such properties.

Consolidated Results of Operations - Fiscal 2024, 2023 and 2022

The tables in the following section of this Form 10-K present information from our Consolidated Statements of Comprehensive Income for our 2024, 2023 and 2022 fiscal years. The discussion of year-to-year comparisons between fiscal 2024 and fiscal 2023 can be found below.

For a detailed discussion of year-to-year comparisons between fiscal 2023 and fiscal 2022 as well as between fiscal 2022 and fiscal 2021, please refer to the applicable portion of "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" contained in *Part II, Item 7* of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which is hereby incorporated by reference.

Events Impacting Comparability of Financial Information

Acquisition of Franchise Restaurants and Refranchising of Company-Operated Restaurants

In November 2024, we acquired 56 Applebee's restaurants across Georgia, Texas, Arkansas, Illinois, Kentucky, Tennessee, Mississippi and Missouri from franchisees, of which nine in Texas were simultaneously refranchised to a different franchisee. We operated these remaining 47 restaurants for approximately six weeks in 2024.

While we currently intend to own and operate these restaurants for the near term, we will assess and monitor opportunities to refranchise these restaurants under favorable circumstances. From time to time, we may acquire a small number of restaurants from franchisees for a variety of reasons which is consistent with and should not be considered a change in our business strategy to operate as a highly franchised company.

Impairment of Fuzzy's Goodwill and Tradename

We performed a quantitative test for impairment of Fuzzy's goodwill and indefinite-lived intangible assets in the fourth quarter of 2024. As a result of performing the quantitative test, we recognized an impairment of Fuzzy's goodwill of $7.1 million.

Refer to additional discussion of these impairments under the heading "Financial Review - Impairment of Goodwill and Intangible Assets."

Financial Review

Revenue		2024	*Favorable (Unfavorable)*		2023	*Favorable (Unfavorable)*		2022
				(In millions)				
Franchise operations	$	686.0	$ *(20.4)*	$	706.4	$ *44.0*	$	662.4
Company restaurant operations		9.3	*7.2*		2.1	*(124.8)*		126.9
Rental operations		115.3	*(4.7)*		120.0	*3.5*		116.5
Financing operations		1.8	*(0.8)*		2.6	*(1.0)*		3.6
Total revenue	$	812.3	$ *(18.8)*	$	831.1	$ *(78.3)*	$	909.4
% Increase			*(2.3)%*			*(8.6)%*		

Our 2024 total revenue decreased $18.8 million compared to 2023, primarily due to the decrease in franchise and rental operations revenue, partially offset by an increase in company restaurant operations revenue. The decrease in franchise

operations revenue was primarily attributable to the decrease in domestic same-restaurant sales and the decrease in the number of Applebee's and Fuzzy's effective restaurants, partially offset by increases in the number of effective restaurants and proprietary product sales at IHOP. The decrease in rental operations revenue was primarily attributable to prior year lease buyouts and operating lease terminations. Company restaurant operations revenue increased primarily due to the operation of 47 Applebee's restaurants, as discussed above under *Events Impacting Comparability of Financial Information*.

Gross Profit	2024	Favorable (Unfavorable)	2023	Favorable (Unfavorable)	2022
			(In millions)		
Franchise operations	$ 346.1	$ (15.9)	$ 362.0	$ 21.5	$ 340.5
Company restaurant operations	(0.7)	(0.7)	0.0	(5.1)	5.1
Rental operations	28.4	(4.1)	32.5	4.0	28.5
Financing operations	1.5	(0.7)	2.2	(1.0)	3.2
Total gross profit	$ 375.3	$ (21.4)	$ 396.7	$ 19.4	$ 377.3
% Increase		(5.4)%		5.1 %	

Our 2024 total gross profit decreased $21.4 million compared to 2023, primarily due to the decreases in franchise and rental operations gross profit resulting from the related revenue decreases cited above. In addition, franchise operations gross profit was partially impacted by the recognition of an advertising fund deficit.

Franchise Operations

	2024	Favorable (Unfavorable)	2023	Favorable (Unfavorable)	2022
			(In millions, except number of restaurants)		
Global Effective Franchise Restaurants:[1]					
Applebee's	1,616	(43)	1,659	42	1,617
IHOP	1,801	16	1,785	32	1,753
Fuzzy's	1	—	1	n/a	n/a
Franchise Revenue:					
Applebee's	$ 166.3	$ (7.3)	$ 173.5	$ 0.3	$ 173.2
IHOP	217.2	(1.3)	218.5	19.2	199.3
Advertising	290.4	(10.4)	300.8	11.5	289.3
Fuzzy's	12.0	(1.5)	13.6	13.0	0.6
Total franchise revenue	686.0	(20.4)	706.4	44.0	662.4
Franchise Expenses:					
Applebee's	4.4	0.3	4.7	(0.4)	4.3
IHOP	36.3	1.3	37.6	(7.1)	30.5
Advertising	295.3	5.7	301.0	(13.9)	287.1
Fuzzy's	3.9	(2.8)	1.1	(1.1)	0.0
Total franchise expenses	339.9	4.5	344.4	(22.5)	321.9
Franchise Gross Profit:					
Applebee's	161.9	(6.9)	168.8	(0.1)	168.9
IHOP	180.9	—	180.9	12.1	168.8
Advertising	(4.8)	(4.6)	(0.2)	(2.4)	2.2
Fuzzy's	8.1	(4.4)	12.5	11.9	0.6
Total franchise segment profit	$ 346.1	$ (15.9)	$ 362.0	$ 21.5	$ 340.5
Gross profit as % of total revenue	50.5 %		51.3 %		51.4 %
Gross profit as % of franchise fees[2][3]	88.7 %		89.3 %		90.7 %

[1] Effective Franchise Restaurants are the weighted average number of franchise and area license restaurants open in a given fiscal period, adjusted to account for franchise and area license restaurants open for only a portion of the period.

(2) Total franchise revenue excluding advertising.
(3) From time to time, advertising fee revenue may be different from advertising expenses in a given accounting period. Over the long term, advertising activity should not generate gross profit or loss.

Our total franchise revenue decreased $20.4 million in 2024 compared to 2023, due to the following changes:

- Advertising revenue decreased $10.4 million compared to 2023, due to the decreases in domestic same-restaurant sales and development activity as noted above.
- Applebee's franchise revenue decreased $7.3 million compared to 2023 primarily due to the unfavorable impact on royalties of a 4.2% decrease in domestic same-restaurant sales and a decrease in the number of effective franchise restaurants, partially offset by an increase in accelerated franchise fee revenue recognition due to restaurant closures.
- Fuzzy's franchise revenue decreased $1.5 million compared to 2023 due to 9.3% decrease in same-restaurant sales and a decrease in the number of effective franchise restaurants, partially offset by an increase in termination fees.
- IHOP franchise revenue decreased $1.3 million, or 0.6%, compared to 2023, primarily due to a 2.0% decrease in domestic franchise same-restaurant sales and a decrease in licensing and virtual brand revenue, partially offset by an increase in proprietary product sales and an increase in the number of effective franchise restaurants.

Our 2024 total franchise expenses decreased $4.5 million compared to 2023 due to changes in the following components:

- Advertising expenses decreased $5.7 million, primarily due to a corresponding decrease in advertising revenue partially offset the recognition of an advertising fund deficit in 2024.
- IHOP franchise expenses decreased $1.3 million compared to 2023, primarily due to a decrease in franchise IT support costs, a decrease in cost of proprietary sales, a decrease in virtual brand expense and a decrease in bad debt expense, partially offset by an increase in franchisor advertising contribution.
- Applebee's franchise expenses decreased $0.3 million compared to 2023 primarily due to a decrease in bad debt expense, partially offset by an increase in franchisor advertising contribution.
- Fuzzy's franchise expenses increased $2.8 million compared to 2023 primarily due to an increase in franchisor advertising contribution and an increase in bad debt expense.

Advertising revenue and expense by brand for fiscal 2024, 2023 and 2022 were as follows:

	2024		Favorable (Unfavorable)	2023		Favorable (Unfavorable)	2022
				(In millions)			
Advertising Revenues							
Applebee's	$	171.2	$ (8.8)	$	180.0	$ 2.6	$ 177.4
IHOP		115.6	(1.4)		117.0	5.3	111.7
Fuzzy's		3.6	(0.2)		3.8	3.6	0.2
Total advertising revenues	$	290.4	$ (10.4)	$	300.8	$ 11.5	$ 289.3
Advertising Expenses							
Applebee's	$	176.0	$ 4.1	$	180.1	$ (5.5)	$ 174.6
IHOP		115.6	1.5		117.1	(4.8)	112.3
Fuzzy's		3.7	0.1		3.8	(3.6)	0.2
Total advertising expenses	$	295.3	$ 5.7	$	301.0	$ (13.9)	$ 287.1

Applebee's advertising revenue for 2024 decreased 4.9% compared to 2023, primarily due to a decrease of 4.1% in domestic franchise same-restaurant sales and a decrease in the number of effective franchise restaurants (note that advertising contributions to the NAF by company-operated restaurants are not reflected in this financial statement line item), partially offset by a $1.6 million increase due to favorable collectability. The decrease in Applebee's advertising expenses was lower than the decrease in advertising revenue primarily because of the recognition of an advertising fund deficit in 2024. IHOP's advertising revenue for 2024 decreased by 1.2%, compared to 2023, primarily due to the decrease of 2.0% in domestic franchise same-restaurant sales offset by an increase in the number of effective franchise restaurants. The increase in IHOP advertising expenses was greater than the increase in advertising revenue due to a prior year recognition of a deficit in the international advertising fund.

It is our accounting policy to recognize any deficiency in advertising fee revenue compared to advertising expenditure, or

recovery of a previously recognized deficiency in advertising fee revenue compared to advertising expenditures, in the fourth quarter of our fiscal year.

Rental Operations

	2024		Favorable (Unfavorable)		2023		Favorable (Unfavorable)		2022
					(In millions)				
Rental revenues	$	115.3	$	(4.7)	$	120.0	$	3.5	$	116.5
Rental expenses		86.9		0.6		87.5		0.5		88.0
Rental operations segment profit	$	28.4	$	(4.1)	$	32.5	$	4.0	$	28.5
Gross profit as % of revenue[1]		24.6 %				27.1 %				24.5 %

_____

[1] Percentages calculated on actual amounts, not rounded amounts shown above.

Rental operations relate primarily to IHOP franchise restaurants that were developed under the Previous IHOP Business Model described under *Item 1. - Business*. Rental income includes revenue from operating leases and interest income from real estate leases. Rental expenses are costs of prime operating leases and interest expense on prime finance leases on certain franchise restaurants.

Rental operations segment profit for the year ended December 31, 2024 decreased compared to the same period of the prior year primarily due to lease buyouts during the prior year and operating lease terminations.

Company Restaurant and Financing Operations

	2024		Favorable (Unfavorable)		2023		Favorable (Unfavorable)		2022
					(In millions)				
Effective Company Restaurants									
Applebee's		6		6		—		(56)		56
Average weekly unit sales (in thousands)	$	27.5		27.5	$	—		(43.6)	$	43.6
Fuzzy's[1]		1		—		1		n/a		n/a
Average weekly unit sales (in thousands)[1]	$	20.8		(4.9)	$	25.7		n/a		n/a
					(In millions)				
Company Restaurant Operations									
Company restaurant sales[2]	$	9.3	$	7.2	$	2.1	$	(124.8)	$	126.9
Company restaurant expenses[2]		9.9		(7.8)		2.1		119.6		121.7
Total company restaurants operations	$	(0.6)	$	(0.6)	$	0.0	$	(5.2)	$	5.2
					(In millions)				
Financing Operations									
Financing revenues	$	1.8	$	(0.8)	$	2.6	$	(1.0)	$	3.6
Financing expenses		0.3		0.1		0.4		0.0		0.4
Total financing operations	$	1.5	$	(0.7)	$	2.2	$	(1.0)	$	3.2

_____

[1] The Company acquired Fuzzy's on December 13, 2022, thus no data is presented for 2022.

[2] Company restaurant sales are retail sales at company-operated restaurants. Company restaurant expenses are operating expenses at company-operated restaurants and include food, beverage, labor, benefits, utilities, rent, depreciation and other operating costs.

From time to time, we may acquire restaurants from franchisees that we subsequently refranchise. These restaurants may or may not be operated by us on a temporary basis until refranchised.

As discussed above under "Events Impacting Comparability of Financial Information," over the past two years we have entered into transactions impacting the company-operated restaurants of both brands. In October 2022, we sold 69 Applebee's restaurants in North Carolina and South Carolina to an Applebee's franchisee. In December 2022, we acquired Fuzzy's Taco Shop including three company-operated restaurants. In April 2023, we refranchised two of the three company-operated Fuzzy's restaurants. In November 2024, we acquired 56 Applebee's restaurants and simultaneously refranchised nine resulting in the operations of the 47 Applebee's company-operated restaurants across Georgia, Arkansas, Illinois, Kentucky, Tennessee,

Mississippi and Missouri. The table above reflects our operation of 47 Applebee's restaurants for six weeks in 2024, the operations of one Fuzzy's restaurant in 2024 and 2023, the operations of two additional Fuzzy's restaurants for four months in 2023, the operations of three Fuzzy's restaurants for two weeks in 2022 and the operations of 69 Applebee's restaurants for approximately ten months in 2022. As a result, comparisons of revenues and expenses between those years are not meaningful and the amount of gross profit and loss generated in any year was not significant.

We held no acquired IHOP restaurants at or during the years ended December 31, 2024, 2023 and 2022.

Financing operations relate primarily to IHOP franchise restaurants that were developed under the Previous IHOP Business Model described under *Item 1. - Business*. Financing operations revenue primarily consists of interest income from the financing of IHOP equipment leases and franchise fees, as well as from notes receivable from franchisees. Financing expenses are the cost of taxes related to IHOP equipment leases.

Financing revenues decreased $0.8 million in 2024 compared to 2023. The decrease was primarily attributable to the continued amortization of the IHOP franchise fees and equipment lease portfolios.

General and Administrative Expenses

	2024	Favorable (Unfavorable)	2023	Favorable (Unfavorable)	2022
			(In millions)		
G&A expenses	$ 196.7	$ 1.4	$ 198.1	$ (7.4)	$ 190.7

G&A expenses for 2024 decreased 0.7% compared to 2023, primarily due to the stopping of the IHOP Flip'd initiative in the prior year as well as decreases in professional services fees and occupancy costs. This was partially offset by an increase in depreciation expense and organization restructuring costs in 2024.

Closure and Impairment Charges

	2024	Favorable (Unfavorable)	2023	Favorable (Unfavorable)	2022
			(In millions)		
Closure charges	$ 2.2	$ (0.6)	$ 1.6	$ 0.1	$ 1.7
Goodwill impairment	7.1	(7.1)	—	—	—
Long-lived asset impairment	0.0	2.0	2.0	(0.6)	1.4
Total	$ 9.2	$ (5.7)	$ 3.6	$ (0.5)	$ 3.1

Closure Charges

The closure charges of $2.2 million for the year ended December 31, 2024 comprised of $1.5 million for revisions to existing closure reserves, including accretion, for approximately 21 IHOP restaurants closed prior to 2023, and $0.6 million related to the conversion of approximately 20,000 square feet of office space in the Leawood, Kansas restaurant support center to a remote work model in February 2024. The closure charges of $1.6 million for the year ended December 31, 2023 primarily comprised of revisions to existing closure reserves, including accretion, for approximately 40 IHOP restaurants closed prior to 2022.

Impairment Charges

The Company evaluates its goodwill and the indefinite-lived assets for impairment annually in the fourth quarter of each year or on an interim basis if events or changes in circumstances between annual tests indicate a potential impairment. Definite-lived intangible assets and long-lived tangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable based on estimated undiscounted future cash flows.

The Company performed a quantitative assessment of the Fuzzy's goodwill and tradename as of December 31, 2024, the annual testing date. For additional details regarding the methodology and assumptions utilized refer to *Note 6 - Goodwill* and *Note 7 - Other Intangible Assets* of the Notes to the Consolidated Financial Statements for additional information. As a result of the quantitative assessment performed, the Company recognized a goodwill impairment of $7.1 million for the year ended December 31, 2024 was related to Fuzzy's goodwill. The long-lived asset impairment of $2.0 million for the year ended December 31, 2023 was comprised of $1.7 million related to the four IHOP subleased restaurants for which the carrying amount exceeded the undiscounted cash flows, $0.2 million related to the stopping of the IHOP Flip'd initiative, and $0.1 million related to two Fuzzy's company restaurants in Texas that were refranchised in April 2023.

Other Income and Expense Items

	2024	Favorable (Unfavorable)	2023	Favorable (Unfavorable)	2022
			(In millions)		
Interest expense, net	$ 72.1	$ (2.1)	$ 70.0	$ (9.3)	$ 60.7
Amortization of intangible assets	10.8	0.1	10.9	(0.3)	10.6
(Gain) loss on disposition of assets	(3.2)	5.6	2.4	(4.9)	(2.5)
Loss on extinguishment of debt	—	0.0	0.0	(0.2)	(0.2)
Total	$ 79.7	$ 3.6	$ 83.3	$ (14.7)	$ 68.6

Interest expense, net and loss on extinguishment of debt

Interest expense, net, increased $2.1 million in 2024 compared to 2023, primarily due to the higher interest rate on our refinanced securitized notes as well as on our 2022-1 Variable Funding Senior Notes, Class A-1 (the "Credit Facility"), partially offset by the increase in interest income from improved yields. See the "*Liquidity and Capital Resources of the Company*" section for additional discussion related to borrowings under our Credit Facility.

On August 12, 2022, the Company established a new revolving financing facility and the debt financing costs related to the previous credit facility were expensed for the year ended December 31, 2022. For additional details, please refer to Note 7, *Long-Term Debt,* in the Notes to the Consolidated Financial Statements.

The Company repaid the entire outstanding balance of approximately $585.1 million of its 2019 Class A-2-I Notes during the year ended December 31, 2023 and recognized a $1.7 million loss on extinguishment of debt from the write-off of the related remaining issuance costs. This loss was offset by a $1.7 million gain on extinguishment of debt from the purchase of $67.9 million of its 2019 Class A-2-I Notes under par value during the year ended December 31, 2023.

Amortization of Intangible Assets

Amortization of intangible assets primarily relates to franchising rights arising from the November 2007 acquisition of Applebee's, acquired franchise rights arising from the December 2018 acquisition of 69 Applebee's restaurants from a former franchisee, franchising rights arising from the December 2022 acquisition of Fuzzy's, and acquired franchise rights arising from the November 2024 acquisition of 47 Applebee's restaurants from franchisees as discussed under *Events Impacting Comparability of Financial Information*. See *Note 7 - Other Intangible Assets*, in the Notes to the Consolidated Financial Statements for additional information.

Loss (Gain) on Disposition of Assets

The gain on disposition of assets for the year ended December 31, 2024 primarily related to the refranchising of nine Applebee's restaurants simultaneously acquired with 47 Applebee's restaurants from a franchisee and the sale of one IHOP property. The loss on disposition of assets for the year ended December 31, 2023 primarily related to the disposition of certain IHOP Flip'd assets.

Income Tax Provision

	2024	Favorable (Unfavorable)	2023	Favorable (Unfavorable)	2022
			(In millions)		
Income tax provision	$ 24.7	$ (10.2)	$ 14.5	$ 19.2	$ 33.7
Effective tax rate	27.5 %	(14.5)%	13.0 %	16.3 %	29.3 %

The income tax provision will vary from period to period for two primary reasons: a change in pretax book income and a change in the effective tax rate. Changes in our pretax book income between 2024 and 2023 are addressed in the preceding sections of "*Consolidated Results of Operations - Fiscal 2024, 2023 and 2022.*"

The fiscal year 2024 effective tax rate of 27.5% applied to pretax book income was different than the statutory Federal income tax rate of 21% primarily due to state and local taxes and a lower tax deduction related to stock-based compensation.

The fiscal year 2023 effective tax rate of 13.0% applied to pretax book income was different than the statutory Federal income tax rate of 21% primarily due to the conclusion of a state income tax audit settlement, resulting in an income tax benefit of $15.1 million.

As of each reporting date, we consider new evidence, both positive and negative, that could impact our view with regards to future realization of deferred tax assets. We believe that the future realizability of benefits arising from foreign tax credit carryforwards and certain state net operating loss carryforwards does not meet the more-likely-than-not threshold. In recognition of this risk, there is a valuation allowance of $5.0 million as of December 31, 2024.

Liquidity and Capital Resources of the Company

Our total cash balances, net of revolving credit facility borrowings, at December 31, 2024, 2023 and 2022 were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	(In millions)		
Cash and cash equivalents	$ 186.7	$ 146.0	$ 269.7
Restricted cash, current	42.4	35.1	38.9
Restricted cash, non-current	19.5	19.5	16.4
Total cash, restricted cash and cash equivalents	248.6	200.6	325.0
Less: Revolving credit facility borrowing	(100.0)	(100.0)	(100.0)
Total cash, restricted cash and cash equivalents, net	$ 148.6	$ 100.6	$ 225.0

At December 31, 2024, we had contractual obligations to repay debt, make payments under operating leases, finance leases and financing obligations, and to purchase certain goods and services. Material cash requirements to satisfy these obligations were as follows:

Obligation	Due in Fiscal 2025	Due Thereafter	Total	Reference[1]
	(in millions)			
Long-term debt (principal)	$ 100.0	$ 1,094.0	$ 1,194.0	*Note 8 - Long-term Debt*
Long-term debt (interest)	71.5	150.9	222.4	*Note 8 - Long-term Debt*
Operating leases	87.2	387.5	474.7	*Note 10 - Leases*
Finance leases	7.6	44.8	52.4	*Note 10 - Leases*
Financing obligations	4.1	29.3	33.4	*Note 9 - Financing Obligations*
Purchase commitments	94.7	34.6	129.3	*Note 11 - Commitments and Contingencies*
Total	$ 365.1	$ 1,741.1	$ 2,106.2	

---

[1] See referenced note of Notes to the Consolidated Financial Statements for additional information about the obligation.

See *Note 11 - Commitments and Contingencies,* of the Notes to the Consolidated Financial Statements, for a description of the Company's lease guarantees.

We believe that our unrestricted cash and cash equivalents on hand, cash flow from operations and the borrowing capacity available under our Credit Facility will provide us with adequate liquidity for at least the next twelve months.

Long-Term Debt

Key provisions of our long-term debt potentially impacting liquidity are summarized below. See *Note 8 - Long-Term Debt,* of the Notes to the Consolidated Financial Statements, for additional detail on long-term debt, including the balances outstanding at December 31, 2024 and 2023.

Instruments

Our long-term debt includes two series of fixed rate senior secured notes, the Series 2019-1 4.723% Fixed Rate Senior Secured Notes in an initial aggregate principal amount of $600 million (the "2019 Class A-2-II Notes") and the Series 2023-1 7.824% Fixed Rate Senior Secured Notes, Class A-2 in an initial aggregate principal amount of $500 million (the "2023 Class A-2 Notes" and, together with the 2019 Class A-2-II Notes, the "Class A-2 Notes"). The Series 2019-1 4.194% Fixed Rate Senior Secured Notes, Class A-2-I (the "Class A-2-I Notes") were voluntarily repaid in full on April 17, 2023. For a description of the 2019 Class A-2-I Notes, refer to *Note 8 - Long-Term Debt* of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Our long-term debt also includes a revolving financing facility, the Credit Facility that allows for drawings up to $325 million of variable funding notes on a revolving basis and the issuance of letters of credit.

<u>Maturity</u>

The final maturity of the 2019 Class A-2-II Notes is in June 2049, but it is anticipated that, unless repaid earlier, the 2019 Class A-2-II Notes will be repaid in June 2026.

The final maturity of the 2023 Class A-2 Notes is in March 2053, but it is anticipated that, unless repaid earlier, to the extent permitted under the Indenture, the 2023 Class A-2 Notes will be repaid in June 2029.

The renewal date of the Credit Facility is June 2027, subject to two additional one-year extensions at the option of the Company upon the satisfaction of certain conditions.

<u>Payment of Principal and Interest</u>

While the Class A-2 Notes are outstanding, payment of principal and interest is required to be made on the Class A-2 Notes on a quarterly basis. The payment of principal on the Class A-2 Notes may be suspended when the leverage ratio for the Company and its subsidiaries is less than or equal to 5.25x. As of December 31, 2024, our leverage ratio was approximately 4.1x. Therefore, quarterly principal payments are not required.

Exceeding the leverage ratio of 5.25x does not violate any covenant related to the Class A-2 Notes.

On February 16, 2023, our Company's Board of Directors authorized a debt repurchase program of up to $100 million. Repurchases of the Company's debt, if any, are expected to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption. Under the authorization, the Company may make repurchases of the Company's debt from time to time in the open market or in privately negotiated transactions upon such terms and at such prices as management may determine.

<u>Make-whole Premiums</u>

We may voluntarily repay the Class A-2 Notes at any time; however, if repaid prior to certain dates we would be required to pay make-whole premiums. As of December 31, 2024, there was no make-whole premium associated with voluntary prepayment of the 2019 Class A-2-II Notes. As of December 31, 2024, the make-whole premium associated with voluntary prepayment of the 2023 Class A-2 Notes was approximately $28.0 million. We also would be subject to a make-whole premium in the event of a mandatory prepayment required following certain rapid amortization events or certain asset dispositions. The mandatory make-whole premium requirements are considered embedded derivatives that must be bifurcated for separate valuation. We estimated the fair value of these derivatives to be immaterial as of December 31, 2024, based on the probability-weighted discounted cash flows associated with either event.

<u>Covenants and Restrictions</u>

Our long-term debt is subject to a series of covenants and restrictions customary for transactions of this type, including maintenance of a debt service coverage ratio ("DSCR"). In general, the DSCR ratio is net cash flow for the four quarters preceding the calculation date divided by the total debt service payments of the preceding four quarters. The complete definitions of the DSCR and all calculation elements are contained in the indenture, and subsequent amendments thereto, under which the Class A-2 Notes were issued.

Failure to maintain a prescribed DSCR can trigger the following events:

- DSCR less than 1.75x - Cash Flow Sweeping Event
- DSCR less than 1.20x - Rapid Amortization Event
- Interest-only DSCR less than 1.20x - Manager Termination Event
- Interest-only DSCR less than 1.10x - Default Event

Our DSCR for the reporting period ended December 31, 2024 was approximately 3.4x.

<u>Credit Facility</u>

In August 2022, the Co-Issuers entered into the Credit Facility that allows for drawings up to $325 million of variable funding notes on a revolving basis and the issuance of letters of credit. The applicable interest rate under the Credit Facility depends on the type of borrowing by the Co-Issuers. The applicable interest rate for advances is generally calculated at a per annum rate equal to the commercial paper funding rate or one-, two-, three- or six-month Secured Overnight Financing Rate ("SOFR"), in either case, plus 2.50%. The applicable interest rate for swingline advances and unreimbursed draws on outstanding letters of credit is a per annum base rate equal to the sum of (a) the greatest of (i) the prime rate in effect from time

to time; (ii) the federal funds rate in effect from time to time plus 0.50%; and (iii) SOFR for a one-month tenor in effect at such time plus 0.50% plus (b) 2.00%.

In August 2022, the Company borrowed $100 million against the Credit Facility, all of which was outstanding at December 31, 2024. The amount of $0.6 million was pledged against the Credit Facility for outstanding letters of credit, leaving $224.4 million of the Credit Facility available for borrowing at December 31, 2024. It is anticipated that any principal and interest on the Credit Facility outstanding will be repaid in full on or prior to the quarterly payment date in June 2027, subject to two additional one-year extensions at the option of the Company upon the satisfaction of certain conditions. The letters of credit are used primarily to satisfy insurance-related collateral requirements. The weighted average interest rate on Credit Facility borrowings for the period outstanding during the year ended December 31, 2024 was 7.78%.

Cash Flows

In summary, our cash flows for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,		
	2024	2023	Variance
	(In millions)		
Net cash provided by operating activities	$ 108.2	$ 131.1	$ (23.0)
Net cash used in investing activities	(8.5)	(30.1)	21.6
Net cash used in financing activities	(51.7)	(225.4)	173.7
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 48.0	$ (124.4)	$ 172.4

Operating Activities

Cash provided by operating activities is primarily driven by revenues earned and collected from our franchisees, and profit from our rental operations, financing operations and our company restaurants. Cash provided by operating activities decreased $23.0 million during the year ended December 31, 2024 compared to the same period of the prior year. This decrease was primarily attributable to the decrease in gross segment profit, partially offset by a decrease in G&A expenses as discussed in the preceding sections of this MD&A, as well as a decrease in working capital primarily due to tenant improvement reimbursements received in 2023 offset by timing of rental and other payments impacted by our fiscal year end dates.

Investing Activities

Investing activities used net cash of $8.5 million for the year ended December 31, 2024 compared to using net cash of $30.1 million for the year ended December 31, 2023, a favorable change of $21.6 million. Net cash used in investing activities in the current year included the Company's acquisition of 56 Applebee's restaurants (see *Note 19 - Business Acquisition* of the Notes to the Consolidated Financial Statements) and the simultaneous refranchising and sale of nine of those Applebee's restaurants (see N*ote 20 - Refranchising of Company-Operated Restaurants* of the Notes to the Consolidated Financial Statements) as well as proceeds from the sale of one IHOP property. In addition, capital expenditures compared to the same period of the prior year decreased $23.1 million and principal receipts from notes and equipment contracts receivables increased $2.9 million. The Company increased spending in information technology and other projects in fiscal year 2023.

The following table represents the timing of principal receipts from the Company's long-term receivables for equipment, real estate leases receivable, and other notes receivable from franchisees as of December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter	Total
				Principal Receipts Due By Period			
				(In millions)			
Equipment leases[1]	$ 5.6	$ 4.2	$ 2.3	$ 0.8	$ 0.4	$ —	$ 13.2
Real estate leases receivable[2]	1.4	1.5	1.6	1.7	1.7	10.4	18.3
Other notes[3]	1.8	1.6	1.5	1.5	1.4	6.2	14.0
Total	$ 8.8	$ 7.3	$ 5.4	$ 4.0	$ 3.5	$ 16.6	$ 45.5

[1] Equipment leases receivable extend through the year 2029.
[2] Real estate leases receivable extend through the year 2045.
[3] Other notes receivable extend through the year 2031.

Financing Activities

Financing activities used net cash of $51.7 million for the year ended December 31, 2024. The decrease in cash used by financing activities of $173.7 million was primarily due to the repayment and issuance of long-term debt of $159.8 million including payment of debt issuance costs during the year ended December 31, 2023 and a $14.1 million decrease in repurchases of common stock. There were no repayment or issuance of long-term debt during the year ended December 31, 2024.

Adjusted Free Cash Flow

We define "adjusted free cash flow" for a given period as cash provided by operating activities, plus receipts from notes and equipment contract receivables, less additions to property and equipment. Management uses this liquidity measure in its periodic assessments of, among other things, the amount of cash dividends per share of common stock and repurchases of common stock and we believe it is important for investors to have the same measure used by management for that purpose. Adjusted free cash flow does not represent residual cash flow available for discretionary purposes.

Adjusted free cash flow is a non-U.S. GAAP measure. This non-U.S. GAAP measure is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies. Non-U.S. GAAP measures should be considered in addition to, and not as a substitute for, the U.S. GAAP information contained within our financial statements. Reconciliation of the cash provided by operating activities to adjusted free cash flow is as follows:

	2024	Favorable (Unfavorable)	2023
		(In millions)	
Cash flows provided by operating activities	$ 108.2	$ (22.9)	$ 131.1
Net receipts from notes and equipment receivables	12.3	3.0	9.3
Additions to property and equipment	(14.1)	23.1	(37.2)
Adjusted free cash flow	$ 106.4	$ 3.2	$ 103.3

The increase in adjusted free cash flow in 2024 compared to 2023 was primarily due to the decrease in additions to property and equipment and the decrease in cash provided by operating activities which was discussed in preceding section of this MD&A.

Capital Allocation

Dividends

During the fiscal years ended December 31, 2024, 2023 and 2022, we declared and paid dividends on common stock as shown in *Note 12 - Stockholders' Deficit*, of the Notes to the Consolidated Financial Statements included in this report. On February 20, 2025, our Board of Directors declared a first quarter 2025 cash dividend of $0.51 per share of common stock, payable on April 4, 2025 to the stockholders of record as of the close of business on March 17, 2025.

Share Repurchases

On February 17, 2022, our Board of Directors authorized a new share repurchase program, effective April 1, 2022, of up to $250 million (the "2022 Repurchase Program"). In connection with the approval of the 2022 Repurchase Program, the 2019 Share Repurchase Program terminated effective April 1, 2022.

A summary of shares repurchased under the 2022 Repurchase Program, during the year ended December 31, 2024 and cumulatively, is as follows:

	Shares	Cost of shares
		(In millions)
2022 Repurchase Program		
Repurchased during the year ended December 31, 2024	269,621	$ 12.0
Cumulative (life-of-program) repurchases	1,865,399	$ 116.8
Remaining dollar value of shares that may be repurchased	n/a	$ 133.2

See *Note 12 - Stockholders' Deficit,* of the Notes to the Consolidated Financial Statements included in this report for shares repurchased in fiscal 2024, 2023 and 2022.

From time to time, we also repurchase shares owned and tendered by employees to satisfy tax withholding obligations on the vesting of restricted stock awards. Shares are deemed purchased at the closing price of our common stock on the vesting date. See *Part II, Item 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities* for detail on this stock repurchase activity during the twelve months ended December 31, 2024.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Our significant accounting policies are comprehensively described in *Note 2 - Basis of Presentation and Significant Accounting Policies,* of the Notes to the Consolidated Financial Statements contained in Part II, Item 8 of this 10-K. We believe the accounting policies discussed below are particularly important to the understanding of our consolidated financial statements and require higher degree of judgment and/or complexity in the preparation of those consolidated financial statements. In exercising those judgments, we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an ongoing basis, we evaluate our estimates based on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Accounting assumptions and estimates are inherently uncertain and actual results may differ materially from our estimates. Changes in estimates and judgments could significantly affect our results of operations, financial condition and cash flow in the future.

Goodwill and Intangible Assets

Goodwill and intangible assets considered to have an indefinite life are evaluated throughout the year to determine if indicators of impairment exist. Such indicators include, but are not limited to, events or circumstances such as a significant adverse change in our business, in the overall climate of the business, unanticipated competition, a loss of key personnel, adverse legal or regulatory developments or a significant decline in the market price of our common stock.

If no indicators of impairment have been noted during these preliminary assessments, we perform an assessment of goodwill and intangible assets annually in the fourth fiscal quarter. We first assess qualitatively whether it is more-likely-than-not that an impairment does not exist. Significant factors considered in this assessment include, but are not limited to, macro-economic conditions, market and industry conditions, cost considerations, the competitive environment, share price fluctuations, overall financial performance and results of past impairment tests. If we do not qualitatively determine that it is more-likely-than-not that an impairment does not exist, we perform a quantitative impairment test. Additionally, in any given year, we may elect to perform a quantitative assessment of impairment.

In performing a quantitative test for impairment of goodwill, we primarily use the income approach method of valuation that includes the discounted cash flow method and the market approach that includes the guideline public company method to determine the fair value of goodwill and intangible assets. Significant assumptions made by management in estimating fair value under the discounted cash flow model include restaurant sales trends, future development plans, restaurant closures, cost of revenues, operating expenses, and an appropriate discount rate. based on our estimated cost of equity capital and after-tax cost of debt. Significant assumptions used to determine fair value under the guideline public company method include the selection of guideline companies and the valuation multiples applied.

In the process of a quantitative test, if necessary, of the Applebee's and Fuzzy's tradename intangible asset, we primarily use the relief of royalty method under the income approach method of valuation. Significant assumptions used to determine fair value under the relief of royalty method include future trends in sales, a royalty rate, and a discount rate to be applied to the forecast revenue stream.

There is an inherent degree of uncertainty in preparing any forecast of future results. Future trends in system-wide sales are dependent to a significant extent on national, regional and local economic conditions, and, to a lesser extent, on global economic conditions, particularly those conditions affecting the demographics of the guests that frequently patronize our

restaurants. There are numerous potential events that could reasonably be expected to negatively affect the forecast of system-wide sales, including a decrease in customers' disposable income available for discretionary spending or a decrease in the perceived wealth of customers, as well as unexpected events such as a global pandemic. As a result, our restaurants could experience a decline in sales and/or customer traffic as potential customers choose lower-cost alternatives (such as quick-service restaurants) or other alternatives to dining out. Any decreases in customer traffic or average customer check due to these or other reasons could reduce gross sales at franchise restaurants, resulting in lower royalty and other payments from franchisees. This could reduce the profitability of franchise restaurants, potentially impacting the ability of franchisees to make royalty payments owed to us when due, which could adversely impact our current cash flow from franchise operations, and negatively impacting franchisees' ability to develop new restaurants, which could adversely impact our future cash flows from franchise operations. Any decreases in customer traffic or average customer check also could reduce the profitability of our company-operated restaurants. Significant increases in the discount rate also could adversely impact estimated fair values used in quantitative tests for impairment.

During the year ended December 31, 2024, we performed a quantitative test on Fuzzy's goodwill using the approach described above. We concluded it was more likely than not that the fair value of Fuzzy's goodwill did not exceed its respective carrying amount and recorded an impairment charge of $7.1 million during the year ended December 31, 2024.

Long-Lived Assets

On a regular basis, we assess whether events or changes in circumstances have occurred that potentially indicate the carrying value of long-lived tangible assets (primarily assets related to properties and equipment leased or subleased to franchisees, including operating lease right-of-use assets recorded upon adoption of ASC 842) may not be recoverable. We test impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. Significant factors considered include, but are not limited to, current and forecast sales, current and forecast cash flows, its remaining lease life, and other factors which apply on a case-by-case basis. The analysis is performed at the individual restaurant level for indicators of impairment. Recoverability of the Company's assets is measured by comparing the assets' carrying value to the undiscounted cash flows expected to be generated over the assets' remaining useful life or remaining lease term, whichever is less. This assessment requires the use of estimates and assumptions as to future cash flows of individual restaurants and properties, which are subject to a high degree of judgment and are unique to each property. If assumptions as to future cash flows decrease in the future, we may be required to record impairment charges for these assets. See *Note 13 - Closure and Long-lived Tangible Asset Impairment Charges,* of the Notes to the Consolidated Financial Statements for additional information on impairments of long-lived tangible assets.

On a regular basis, we assess whether events or changes in circumstances have occurred that potentially indicate the carrying value of intangible assets with finite lives, primarily assets related to Applebee's franchise rights, may not be recoverable. Recoverability of the asset is measured by comparing the assets' carrying value to the discounted future cash flows expected to be generated over the asset's remaining useful life. Significant factors considered include, but are not limited to, current and forecast sales, current and forecast cash flows and a discount rate to be applied to the forecast revenue stream.

Current Expected Credit Losses ("CECL")

The CECL reserve methodology requires companies to measure expected credit losses on financial instruments based on the total estimated amount to be collected over the lifetime of the instrument. Under the CECL model, reserves may be established against financial asset balances even if the risk of loss is remote or has not yet manifested itself.

We estimate credit loss reserves in the following manner. We record specific reserves against account balances of franchisees deemed "at-risk" when a potential loss is likely or imminent as a result of prolonged payment delinquency (greater than 90 days past due) and where notable credit deterioration has become evident. For financial assets that are not currently deemed "at-risk," an allowance is recorded based on expected loss rates that consider four components - historical losses, current conditions, reasonable and supportable forecasts and a reversion to history, if applicable.

The majority of our allowance for credit losses is comprised of specific reserves related to individual franchisees. These reserves are subject to a high degree of judgment and are unique to each franchisee. Changes in circumstances relating to each franchisee may result in increases or decreases to the allowance for credit losses in the future. Since adoption of the CECL methodology, the portion of the allowance based on expected loss rates has not been a material component of the total allowance for credit losses.

Income Taxes

We provide for income taxes based on our estimate of federal and state income tax liabilities. We make certain estimates and judgments in the calculation of tax expense and the resulting tax liabilities and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense. Tax laws are complex and subject to different interpretations by the taxpayers and respective governmental authorities. We review our tax positions quarterly and adjust the balances as new information becomes available.

We recognize deferred tax assets and liabilities using the enacted tax rates for the effect of temporary differences between the financial reporting basis and the tax basis of recorded assets and liabilities. Deferred tax accounting requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portions or all the net deferred tax assets will not be realized. This test requires projection of our taxable income into future years to determine if there will be taxable income sufficient to realize the tax assets. The preparation of the projections requires considerable judgment and is subject to change to reflect future events and changes in the tax laws. When we establish or reduce the valuation allowance against our deferred tax assets, our income tax expense will increase or decrease, respectively, in the period such determination is made.

FASB ASC Topic 740-10 requires that a position taken or expected to be taken in a tax return be recognized in the financial statement when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by taxing authorities including all appeals or litigation processes, based on its technical merits. A recognized tax position is then measured on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. For each reporting period, management applies a consistent methodology to measure and adjust all uncertain tax positions based on the available information.

Business Acquisitions

We allocate the purchase price of acquired companies to the assets acquired and liabilities assumed based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the identifiable net assets acquired recorded as goodwill. The allocation of the purchase price requires us to make significant estimates and assumptions to determine the fair value of assets acquired and liabilities assumed and the related useful lives of the acquired assets, when applicable, as of the acquisition date.

Examples of assets we have acquired or may acquire in the future that required the use of critical estimates in valuations include, but are not limited to, tradenames and franchising rights. We engage third-party valuation specialists to assist in determining the fair value associated with our business combinations and related identifiable intangible assets. These estimates are inherently uncertain and unpredictable due to the sensitivity of the assumptions used, which may include, among others, the future expected cash flows and discount rates.

Changes in the judgments, assumptions and estimates that are used in our acquisition valuations and intangible asset and goodwill impairment testing, including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year.

Accounting Standards Adopted in the Current Fiscal Year

See *Note 2 - Basis of Presentation and Summary of Significant Accounting Policies,* of the Notes to the Consolidated Financial Statements included in this report for a description of accounting standards we adopted in fiscal 2024.

Newly Issued Accounting Standards Not Yet Adopted

See *Note 2 - Basis of Presentation and Summary of Significant Accounting Policies,* of the Notes to the Consolidated Financial Statements included in this report, for a description of newly issued accounting standards that may impact us in the future.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to financial market risk, including interest rates and commodity prices. We address these risks through controlled risk management that may include the use of derivative financial instruments to economically hedge or reduce these exposures. We do not enter into financial instruments for trading or speculative purposes.

Interest Rate Risk

The significant majority of our long-term debt outstanding at December 31, 2024 was issued at fixed interest rates (see *Note 8 - Long-Term Debt,* of the Notes to Consolidated Financial Statements). We are only exposed to interest rate risk on borrowings we make under our Credit Facility, borrowings from which are subject to variable interest rates. In August 2022, we borrowed $100 million against the Credit Facility, all of which was outstanding at December 31, 2024. A 1% increase or decrease in interest rates would not have a material impact on any fees associated with the Credit Facility.

We do not engage in speculative transactions nor do we hold or issue financial instruments for trading purposes. We had no material amounts of derivative instruments at December 31, 2024 and did not hold any material amount of derivative instruments during the year ended December 31, 2024.

Investments in instruments earning a fixed rate of interest carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. We currently do not hold any fixed rate investments.

Based on our interest-earning cash, cash equivalents and restricted cash balances as of December 31, 2024, a 1% change in interest rates would change our annual interest income by approximately $2.5 million.

Commodity Prices

Many of the food products purchased by our franchisees and area licensees are affected by commodity pricing and are therefore subject to unpredictable price volatility. Extreme increases in commodity prices and/or long-term changes could affect our franchisees, area licensees and company-operated restaurants adversely. We expect that, in most cases, the brand systems would be able to pass increased commodity prices through to their customers via increases in menu prices. From time to time, competitive circumstances could limit short-term menu price flexibility, and in those cases, franchisees' margins would be negatively impacted by increased commodity prices. Since the significant majority of our restaurants are franchised, we believe that any changes in commodity pricing that cannot be adjusted for by changes in menu pricing or other strategies would not be material to our financial condition, results of operations or cash flows.

The Company and owners of Applebee's and IHOP franchise restaurants are members of CSCS, a Co-op that manages procurement activities for the Applebee's and IHOP restaurants that belong to the Co-op. We believe the larger scale created by combining the supply chain requirements of both brands under one organization can provide cost savings and efficiency in the purchasing function. As of December 31, 2024, 100% of Applebee's domestic franchise restaurants and 100% of IHOP domestic franchise restaurants are members of CSCS. In some instances, IHOP and Applebee's may be required to guarantee their purchase of any remaining inventory of certain food and other items purchased by CSCS for the purpose of supplying limited time promotions on behalf of the Applebee's and IHOP systems as a whole. None of these food product guarantees is a derivative instrument. At December 31, 2024, our outstanding guarantees for food product purchases were $2.8 million.

International Currency Exchange Rate Risk

We have minimal exposure to international currency exchange rate fluctuations. Revenue derived from all international country operations comprised less than 3% of total consolidated revenue for the year ended December 31, 2024, such that a hypothetical concurrent 10% adverse change in the currency of every international country in which our franchisees operate restaurants would have a negative impact of less than 0.3% of our consolidated revenue. We do not hold a material amount of cash and cash equivalents in currencies other than the U.S. Dollar.

Item 8.   Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Dine Brands Global, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dine Brands Global, Inc. and Subsidiaries (the Company) as of December 29, 2024 and December 31, 2023, the related consolidated statements of comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended December 29, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 29, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 29, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 5, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill and Indefinite Lived Intangible Assets Impairment Assessment

*Description of
the Matter*

At December 29, 2024, the Company's goodwill and indefinite lived tradename intangible asset balances related to the Fuzzy's franchised restaurants reporting unit (Fuzzy's franchise unit) were $7.1 million and $57.2 million, respectively. As discussed in Notes 2, 6 and 7 to the consolidated financial statements, goodwill and tradename are tested for impairment at least annually, and more frequently if the Company believes indicators of impairment exist or at management's discretion. As a result of identifying impairment indicators, Management performed a quantitative impairment test of the Fuzzy's franchise unit goodwill and tradename assets as of December 29, 2024. The impairment test concluded that the estimated fair value of the tradename exceeded the carrying value and the carrying value of the reporting unit exceeded the estimated fair value resulting in a goodwill impairment loss of $7.1 million.

Auditing management's goodwill and tradename impairment tests was especially challenging and complex due to the significant estimation underlying the determination of fair values. In particular, the fair value estimates were sensitive to changes in the significant assumptions used under the income and market approaches utilized to determine the fair value of the Fuzzy's franchise unit and the relief of royalty method utilized to determine the fair value of tradename. Significant assumptions made by management in estimating fair value of the Fuzzy's franchise unit under the income and market approaches included future trends in royalty revenue, sales growth rates for royalty revenue and other franchise revenue, and the appropriate discount rate. Significant assumptions used to determine fair value of the tradename under the relief of royalty method included future trends in system-wide sales, system-wide sales growth rate, and royalty rate.

*How We
Addressed the
Matter in Our
Audit*

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill and tradename impairment tests, including controls over the review of the assumptions used and the accuracy of the underlying data.

Our testing of the Company's impairment assessment included, among other procedures, evaluating the significant assumptions and data used in estimating fair values. For example, we compared the forecasted future sales growth rates to historical results and industry trends. We also performed sensitivity analyses on the significant assumptions used, agreed historical balances to accounting records, and recalculated management's estimates. Additionally, we involved our valuation specialists to assist with our evaluation of the methodology used and to assess whether assumptions such as discount rates and royalty rates were comparable to observable market data.

Measurement and Valuation of Allowance for Credit Losses

Description of the Matter

As of December 29, 2024, the Company's allowance for credit losses was $4.7 million against a gross accounts receivable balance of $155.8 million. As discussed in Notes 2 and 4 to the consolidated financial statements, the Company's gross receivables primarily consist of franchise-related accounts receivable, gift card receivables, notes receivable, equipment leases receivable, real estate leases receivable, and distributor receivables. The carrying amounts of the receivables, net of the allowance, represent the total amounts expected to be collected over the life of the receivables. Included in the allowance for credit losses are specific reserves against account balances due from franchisees which are deemed to be at risk for collection based on payment delinquency and a reserve for receivables that are not currently deemed at risk that is based on past events, current conditions, and expectations of the future effects of macroeconomic factors.

Auditing the allowance for credit losses was complex due to the judgmental nature and degree of subjectivity involved in evaluating management's assessment of the collectability of receivables. Estimates of the amounts expected to be collected include assessments of franchisee financial health and creditworthiness.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the allowance for credit losses process, including management's review and approval of the model used to calculate the estimate and the evaluation of the completeness and accuracy of data inputs, assumptions, and outputs of the model.

Our audit procedures included, among others, validating the completeness of the identified at-risk receivables based on payment delinquency. We tested the completeness and accuracy of the underlying inputs considered in management's model. We evaluated the reasonableness of the overall allowance estimate, inclusive of the assumptions, and performed sensitivity analyses on the significant assumptions used. We also reviewed subsequent events and transactions and considered whether they corroborated or contradicted the Company's estimate conclusion.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2004.

Los Angeles, California
March 5, 2025

Dine Brands Global, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share amounts)

		December 31,		
Assets		**2024**		**2023**
Current assets:				
Cash and cash equivalents	$	186,650	$	146,034
Receivables, net of allowance of $3,383 (2024) and $4,462 (2023)		115,218		127,937
Restricted cash		42,448		35,058
Prepaid gift card costs		28,552		29,545
Prepaid income taxes		1,446		3,445
Other current assets		11,685		15,759
Total current assets		385,999		357,778
Other intangible assets, net		575,654		586,033
Operating lease right-of-use assets		323,468		275,214
Goodwill		248,622		254,062
Property and equipment, net		156,134		161,891
Long-term receivables, net of allowance of $1,354 (2024) and $5,002 (2023)		35,873		35,602
Deferred rent receivable		24,804		33,326
Non-current restricted cash		19,500		19,500
Other non-current assets, net		20,530		16,881
Total assets	$	1,790,584	$	1,740,287
Liabilities and Stockholders' Deficit				
Current liabilities:				
Current maturities of long-term debt	$	100,000	$	100,000
Accounts payable		37,718		36,193
Gift card liability		177,584		175,640
Current maturities of operating lease obligations		65,336		63,498
Current maturities of finance lease and financing obligations		6,387		7,243
Accrued employee compensation and benefits		16,674		23,211
Accrued advertising expenses		4,735		9,446
Dividends payable		7,790		7,827
Other accrued expenses		29,081		37,394
Total current liabilities		445,305		460,452
Long-term debt, net, less current maturities		1,086,551		1,084,502
Operating lease obligations, less current maturities		310,476		269,097
Finance lease obligations, less current maturities		34,286		34,389
Financing obligations, less current maturities		23,251		26,984
Deferred income taxes, net		54,572		60,829
Deferred franchise revenue, long-term		36,700		38,658
Other non-current liabilities		15,462		16,350
Total liabilities		2,006,603		1,991,261
Commitments and contingencies				
Stockholders' deficit:				
Preferred stock, $1 par value, 10,000,000 shares authorized, no shares issued and outstanding		—		—
Common stock, $0.01 par value; shares: 40,000,000 authorized; 2024 -24,756,637 issued, 15,273,210 outstanding; 2023 - 24,870,529 issued, 15,344,768 outstanding		248		249
Additional paid-in-capital		254,814		256,542
Retained earnings		183,614		150,008
Accumulated other comprehensive loss		(76)		(64)
Treasury stock, at cost; shares: 2024 - 9,483,427; 2023 - 9,525,761		(654,619)		(657,709)
Total stockholders' deficit		(216,019)		(250,974)
Total liabilities and stockholders' deficit	$	1,790,584	$	1,740,287

See the accompanying notes to the consolidated financial statements.

Dine Brands Global, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenues:						
Franchise revenues:						
Royalties, franchise fees and other	$	395,524	$	405,569	$	373,110
Advertising revenues		290,436		300,796		289,328
Total franchise revenues		685,960		706,365		662,438
Company restaurant sales		9,262		2,128		126,869
Rental revenues		115,286		119,970		116,491
Financing revenues		1,798		2,605		3,604
Total revenues		812,306		831,068		909,402
Cost of revenues:						
Franchise expenses:						
Advertising expenses		295,263		300,962		287,063
Bad debt expense		701		2,659		261
Other franchise expenses		43,892		40,782		34,584
Total franchise expenses		339,856		344,403		321,908
Company restaurant expenses		9,920		2,136		121,722
Rental expenses:						
Interest expense from finance leases		2,904		2,771		2,962
Other rental expenses		84,008		84,705		85,033
Total rental expenses		86,912		87,476		87,995
Financing expenses		309		369		419
Total cost of revenues		436,997		434,384		532,044
Gross profit		375,309		396,684		377,358
General and administrative expenses		196,702		198,057		190,746
Interest expense, net		72,142		70,047		60,952
Closure and impairment charges		9,240		3,594		3,062
Amortization of intangible assets		10,832		10,923		10,559
Loss (gain) on extinguishment of debt		—		10		(210)
(Gain) loss on disposition of assets		(3,150)		2,350		(2,536)
Income before income taxes		89,543		111,703		114,785
Income tax provision		(24,653)		(14,527)		(33,674)
Net income		64,890		97,176		81,111
Other comprehensive income, net of tax:						
Foreign currency translation adjustment		(12)		1		(6)
Total comprehensive income	$	64,878	$	97,177	$	81,105
Net income available to common stockholders:						
Net income	$	64,890	$	97,176	$	81,111
Less: Net income allocated to unvested participating restricted stock		(1,915)		(2,317)		(2,174)
Net income available to common stockholders	$	62,975	$	94,859	$	78,937
Net income available to common stockholders per share:						
Basic	$	4.22	$	6.23	$	4.97
Diluted	$	4.22	$	6.22	$	4.96
Weighted average shares outstanding:						
Basic		14,931		15,233		15,873
Diluted		14,931		15,242		15,901

See the accompanying notes to the consolidated financial statements.

Dine Brands Global, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Deficit
(In thousands except share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Total
	Shares Outstanding	Amount				Shares	Cost	
Balance at December 31, 2021	17,163,946	$ 250	$ 256,189	$ 35,415	$ (59)	7,828,329	$ (534,602)	$ (242,807)
Net income	—	—	—	81,111	—	—	—	81,111
Other comprehensive loss	—	—	—	—	(6)	—	—	(6)
Purchase of Company common stock	(1,737,697)	—	—	—	—	1,737,697	(120,163)	(120,163)
Reissuance of treasury stock	205,293	—	(9,378)	—	—	(205,293)	9,619	241
Net issuance of shares for stock plans	6,886	—	—	—	—	—	—	—
Repurchase of restricted shares for taxes	(39,189)	—	(2,867)	—	—	—	—	(2,867)
Stock-based compensation	—	—	16,131	—	—	—	—	16,131
Dividends on common stock	—	—	219	(31,988)	—	—	—	(31,769)
Tax payments for share settlement of restricted stock units	—	—	(955)	—	—	—	—	(955)
Balance at December 31, 2022	15,599,239	250	259,339	84,538	(65)	9,360,733	(645,146)	(301,084)
Net income	—	—	—	97,176	—	—	—	97,176
Other comprehensive income	—	—	—	—	1	—	—	1
Purchase of Company common stock	(446,189)	—	(113)	—	—	446,189	(26,017)	(26,130)
Reissuance of treasury stock	281,161	(1)	(9,641)	—	—	(281,161)	13,454	3,812
Net issuance of shares for stock plans	(28,069)	—	—	—	—	—	—	—
Repurchase of restricted shares for taxes	(61,374)	—	(4,355)	—	—	—	—	(4,355)
Stock-based compensation	—	—	11,990	—	—	—	—	11,990
Dividends on common stock	—	—	181	(31,706)	—	—	—	(31,525)
Tax payments for share settlement of restricted stock units	—	—	(859)	—	—	—	—	(859)
Balance at December 31, 2023	15,344,768	249	256,542	150,008	(64)	9,525,761	(657,709)	(250,974)
Net income	—	—	—	64,890	—	—	—	64,890
Other comprehensive loss	—	—	—	—	(12)	—	—	(12)
Purchase of Company common stock	(269,621)	—	—	—	—	269,621	(12,000)	(12,000)
Reissuance of treasury stock	311,955	(1)	(15,155)	—	—	(311,955)	15,090	(66)
Net issuance of shares for stock plans	(56,246)	—	—	—	—	—	—	—
Repurchase of restricted shares for taxes	(57,646)	—	(2,667)	—	—	—	—	(2,667)
Stock-based compensation	—	—	15,978	—	—	—	—	15,978
Dividends on common stock	—	—	146	(31,284)	—	—	—	(31,138)
Tax payments for share settlement of restricted stock units	—	—	(30)	—	—	—	—	(30)
Balance at December 31, 2024	15,273,210	$ 248	$ 254,814	$ 183,614	$ (76)	9,483,427	$ (654,619)	$ (216,019)

See the accompanying notes to the consolidated financial statements.

61

Dine Brands Global, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net income	$ 64,890	$ 97,176	$ 81,111
Adjustments to reconcile net income to cash flows provided by operating activities:			
Depreciation and amortization	39,153	35,630	37,952
Non-cash stock-based compensation expense	15,978	11,990	16,131
Non-cash closure and impairment charges	9,240	3,594	2,927
Non-cash interest expense	3,290	3,505	3,226
Deferred income taxes	(6,520)	(13,822)	(1,071)
Deferred revenue	(6,278)	(4,224)	(4,474)
Loss (gain) on extinguishment of debt	—	10	(210)
(Gain) loss on disposition of assets	(3,150)	2,359	(2,536)
Other	(4,204)	(3,552)	(5,160)
Changes in operating assets and liabilities:			
Accounts receivable, net	(671)	1,913	(2,574)
Deferred rent receivable	8,522	9,003	7,928
Income tax receivables and payables	667	1,160	8,326
Operating lease assets and liabilities	(12,530)	7,256	(11,823)
Gift card receivables and payables	(678)	5,095	2,783
Other current assets	7,618	1,911	(12,706)
Accounts payable	1,032	(16,027)	(3,665)
Accrued employee compensation and benefits	(6,368)	(1,748)	(16,264)
Accrued advertising expenses	(1,441)	(14,711)	(10,020)
Other current liabilities	(390)	4,622	(545)
Cash flows provided by operating activities	108,160	131,140	89,336
Cash flows from investing activities			
Principal receipts from notes, equipment contracts and other long-term receivables	12,264	9,319	17,057
Additions to property and equipment	(14,069)	(37,172)	(35,318)
Proceeds from sale of property and equipment	3,021	10	17,028
Additions to long-term receivables	(718)	(1,069)	(1,069)
Acquisition of business, net of cash acquired	(8,452)	(101)	(78,264)
Other	(497)	(1,084)	(338)
Cash flows used in investing activities	(8,451)	(30,097)	(80,904)
Cash flows from financing activities			
Proceeds from issuance of long-term debt, including revolving line of credit	—	530,000	100,000
Repayment of long-term debt	—	(651,713)	(38,768)
Borrowings from revolving credit facility			
Repayments of revolving credit facility	—	(30,000)	—
Payment of debt issuance costs	—	(8,044)	(6,289)
Dividends paid on common stock	(31,302)	(31,715)	(30,765)
Repurchase of common stock	(12,066)	(26,130)	(120,452)
Principal payments of finance lease and financing obligations	(5,638)	(6,431)	(8,946)
Proceeds from stock options exercised	—	3,812	241
Repurchase of restricted stock for tax payments upon vesting	(2,667)	(4,355)	(2,867)
Tax payments for share settlement of restricted stock units	(30)	(859)	(955)
Cash flows used in financing activities	(51,703)	(225,435)	(108,801)
Net change in cash, cash equivalents and restricted cash	48,006	(124,392)	(100,369)
Cash, cash equivalents and restricted cash at beginning of year	200,592	324,984	425,353
Cash, cash equivalents and restricted cash at end of year	$ 248,598	$ 200,592	$ 324,984
Supplemental disclosures			
Interest paid	$ 79,231	$ 73,976	$ 64,599
Income taxes paid	$ 38,332	$ 28,409	$ 28,085
Non-cash conversion of accounts receivable to notes receivable	$ 3,254	$ 1,367	$ 84
Non-cash balance sheet gross-up of receivables and other accrued expenses	$ 11,000	$ (11,000)	$ —

See the accompanying notes to the consolidated financial statements.

1. The Company

The first International House of Pancakes® ("IHOP") restaurant opened in 1958 in Toluca Lake, California. Shortly thereafter, the Company began developing and franchising additional restaurants. The Company was incorporated as IHOP Corp. under the laws of the State of Delaware in 1976. In November 2007, the Company acquired Applebee's International, Inc., which became a wholly-owned subsidiary of the Company. Effective June 2, 2008, the name of the Company was changed to DineEquity, Inc. and on February 20, 2018, the name of the Company was changed to Dine Brands Global, Inc.® ("Dine Brands Global"). In December 2022, the Company acquired FTO Holding Company, LLC ("Fuzzy's"), which owns the Fuzzy's Taco Shop® concept and became a wholly-owned subsidiary of the Company.

The Company owns, franchises and operates three restaurant concepts: Applebee's Neighborhood Grill + Bar® ("Applebee's"), in the American full-service restaurant segment within the casual dining category of the restaurant industry; IHOP®, in the family dining mid-scale full-service category of the restaurant industry; and Fuzzy's Taco Shop®, in the Mexican food segment within the fast-casual dining category of the restaurant industry.

As of December 31, 2024, there were 1,824 IHOP restaurants, of which 1,670 were subject to franchise agreements and 154 were subject to area license agreements. These IHOP restaurants were located in 49 states of the United States, the District of Columbia, two United States territories and 14 countries outside the United States. As of December 31, 2024, there were 1,614 Applebee's® restaurants, of which 1,567 were subject to franchise agreements and 47 were company-operated. These Applebee's restaurants were located in 49 states of the United States, two United States territories and 15 countries outside the United States. As of December 31, 2024, the Company had 117 Fuzzy restaurants in 15 states of the United States, of which 116 were subject to franchise agreements and one was company-operated.

References herein to Applebee's, IHOP and Fuzzy's restaurants are to these restaurant concepts, whether operated by franchisees, area licensees or the Company. Retail sales at restaurants that are owned by franchisees and area licensees are not attributable to the Company.

2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Dine Brands Global, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the Consolidated Financial Statements and associated notes may not foot due to rounding.

Fiscal Periods

The Company has a 52/53 week fiscal year that ends on the Sunday nearest to December 31 of each year. In a 52-week fiscal year, each fiscal quarter contains 13 weeks, comprised of two, four-week fiscal months followed by a five-week fiscal month. In a 53-week fiscal year, the last month of the fourth fiscal quarter contains six weeks. For convenience, the Company refers to its fiscal years as ending on December 31 and its fiscal quarters as ending on March 31, June 30 and September 30. There were 52 calendar weeks in our 2024, 2023, and 2022 fiscal year that ended December 29, 2024, December 31, 2023, and January 1, 2023, respectively.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, if any, at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made in the calculation and assessment of the following: impairment of tangible and intangible assets and goodwill; purchase price allocation of acquired companies to the assets acquired and liabilities assumed; income taxes; allowance for doubtful accounts and notes receivables; lease accounting estimates; contingencies; and stock-based compensation. On an ongoing basis, the Company evaluates its estimates based on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company's cash, cash equivalents, restricted cash and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents are placed with financial institutions that management believes are creditworthy. The Company does not believe that it is exposed to any significant credit risk on cash, cash equivalents and restricted cash. At times, cash, cash equivalents and restricted cash balances may be in excess of FDIC insurance limits.

Accounts receivable are derived from revenues earned from franchisees and area licensees located primarily in the United States. Financing receivables arise from the financing of restaurant equipment, real estate leases or franchise fees with the Company by IHOP franchisees. The Company is subject to a concentration of credit risk with respect to receivables from franchisees that own a large number of Applebee's, IHOP or Fuzzy's restaurants. As of December 31, 2024, two franchisees (one Applebee's franchisee and one franchisee with cross-brand ownership) operated a combined total of 790 Applebee's and IHOP restaurants in the United States, which comprised 23.9% of the total Applebee's, IHOP and Fuzzy's franchise and area license restaurants in the United States. Revenues from these two franchisees represented 22.2%, 21.1%, and 18.8% of total consolidated revenue for the years ended December 31, 2024, 2023 and 2022, respectively. One franchisee represented 14.4%, 13.9%, and 12.5% of total consolidated revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Receivables from these franchisees totaled $20.1 million and $19.7 million at December 31, 2024 and 2023, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents. These cash equivalents are stated at cost which approximates market value. Cash held related to IHOP advertising funds and the Company's gift card programs is not considered to be restricted cash as there are no restrictions on the use of these funds. The components of cash and cash equivalents were as follows:

	December 31,	
	2024	2023
	(In millions)	
Money market funds	$ 35.0	$ 42.0
IHOP advertising funds and gift card programs	73.1	82.8
Other depository accounts	78.6	21.2
Total cash and cash equivalents	$ 186.7	$ 146.0

Restricted Cash

Current

Current restricted cash primarily consisted of funds required to be held in trust in connection with the Company's securitized debt and funds from Applebee's and Fuzzy's franchisees pursuant to franchise agreements, usage of which was restricted to advertising activities. The components of current restricted cash were as follows:

	December 31,	
	2024	2023
	(In millions)	
Securitized debt reserves	$ 40.0	$ 31.2
Applebee's advertising funds	1.6	2.0
Other	0.8	1.9
Total current restricted cash	$ 42.4	$ 35.1

Non-current

Non-current restricted cash of $19.5 million at December 31, 2024 and 2023, represents interest reserves set aside for the duration of the securitized debt. The required reserve is approximately one quarter's interest payment on the Company's securitized debt.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Properties under finance leases are stated at the present value of the minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or remaining useful lives. Leasehold improvements and properties under finance leases are amortized

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

on a straight-line basis over their estimated useful lives or the lease term, if less. The general ranges of depreciable and amortizable lives are as follows:

Category	Depreciable Life
Buildings and improvements	25 to 40 years
Leaseholds and improvements	Shorter of primary lease term or between three to 40 years
Equipment and fixtures	Three to five years
Internal-use software	Three to 10 years
Properties under finance leases	Primary lease term or remaining primary lease term

Long-Lived Assets

On a regular basis, the Company assesses whether events or changes in circumstances have occurred that potentially indicate the carrying value of long-lived assets (primarily assets related to property and equipment leased or subleased to franchisees) may not be recoverable. The analysis is performed at the restaurant level for indicators of impairment. The Company tests for impairment using current and historical operating results and cash flows as well as other relevant facts and circumstances as the primary basis for estimates of future cash flows. The Company considers factors such as the number of years the franchisee's restaurant has been in operation, sales trends, cash flow trends, remaining lease life and other factors which apply on a case-by-case basis. Continuing losses associated with an asset are an indicator of impairment.

If it is decided that there has been an impairment, the carrying amount of the asset is written down to the estimated fair value as determined in accordance with U.S. GAAP governing fair value measurements. The primary method of estimating fair value is based on a discounted cash flow analysis. Any loss resulting from impairment is recognized as a charge against operations.

See *Note 13 - Closure and Long-lived Tangible Asset Impairment Charges*, of the Notes to the Consolidated Financial Statements for additional information.

Goodwill and Intangible Assets

Goodwill is recorded when the aggregate purchase price of an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Intangible assets resulting from an acquisition are accounted for using the purchase method of accounting and are estimated by management based on the fair value of the assets received. The Company's identifiable intangible assets are comprised primarily of the Applebee's tradename, Applebee's franchising rights, Fuzzy's tradename and Fuzzy's franchising rights. Identifiable intangible assets with finite lives are amortized over the estimated useful lives using the straight-line method. Goodwill and intangible assets considered to have an indefinite life (primarily tradenames) are not subject to amortization. The determination of indefinite life is subject to reassessment if changes in facts and circumstances indicate the period of benefit has become finite.

Goodwill has been allocated to two reporting segments. The significant majority of the Company's goodwill resulted from the November 29, 2007 acquisition of Applebee's and was allocated between the franchise operations segment ("franchise segment") and company restaurants operations segment ("company restaurants segment"). Smaller amounts of goodwill arising from other business combinations has been allocated to the franchise segment. In November 2024, the Company acquired 47 Applebee's restaurants and the goodwill arising from the acquisition have been allocated to the company restaurants segment. See *Note 6 - Goodwill* and *Note 19 - Business Acquisition*, of the Notes to the Consolidated Financial Statements for additional information.

The Company evaluates the majority of its goodwill for impairment as of October 31 and the remaining as of December 31 of each year. In addition to the annual evaluation for impairment, goodwill and indefinite-lived intangible assets are evaluated more frequently if the Company believes indicators of impairment exist.

When evaluating goodwill and indefinite-lived intangible assets for impairment, under U.S. GAAP, the Company may first perform an assessment of qualitative factors to determine if the fair value of the reporting unit or the intangible asset is more-likely-than-not greater than the carrying amount. Such qualitative factors include, but are not limited to, macro-economic conditions, market and industry conditions, cost considerations, current and future income tax rates, the competitive environment, fluctuations in the market value of the Company's common stock, absolute and relative to peers, overall financial performance and results of past impairment tests. If, based on a review of the qualitative factors, the Company determines it is more-likely-than-not that the fair value is greater than the carrying value, the Company may bypass a quantitative test for impairment. Additionally, in any given year, the Company can elect to perform a quantitative assessment of impairment.

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

In performing the quantitative test for impairment of goodwill, the Company primarily uses the income approach method of valuation that includes the discounted cash flow method and the market approach that includes the guideline public company method. Significant assumptions used to determine fair value under the discounted cash flow method include expected restaurant sales trends, future development plans, restaurant closures, cost of revenues, operating expenses, and an appropriate discount rate based on the Company's estimated cost of equity capital and after-tax cost of debt. Significant assumptions used to determine fair value under the guideline public company method include the selection of guideline companies and the valuation multiples applied. The Company measures impairment as the excess of a reporting unit's carrying amount over its fair value as determined by the quantitative test described above.

In the process of performing its quantitative impairment review of intangible assets considered to have an indefinite life, the Company primarily uses the relief of royalty method under the income approach method of valuation. Significant assumptions used to determine fair value under the relief of royalty method include future trends in sales, a royalty rate and an appropriate discount rate based on the Company's estimated cost of equity capital and after-tax cost of debt to be applied to the forecast revenue stream.

Business Combinations

From time to time, the Company may enter into business combinations. In accordance with Accounting Standards Codification ("ASC") 805, Business Combinations, the Company applies the acquisition method for acquisitions that meet the definition of a business combination. Under the acquisition method, the Company estimates the fair value of the identifiable assets and liabilities of the acquired entity on the acquisition date. Acquired intangible assets are valued using different methods under the income approach, including but not limited to, the multi-period excess earnings method for tradenames and franchising rights and the relief of royalty method for recipes. The Company measures goodwill as the excess of consideration transferred over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Goodwill is assigned to each reporting unit that is expected to benefit from the synergies of the business combination. Acquisition-related expenses and transaction costs associated with business combinations are expensed in the period incurred which is included in the General and administrative expenses line item of the Consolidated Statements of Comprehensive Income.

Revenue Recognition

The Company's revenues are recorded in four categories: franchise operations, company restaurant operations, rental operations and financing operations. Franchise revenue (which comprises most of the Company's revenues) and revenue from company-operated restaurants are recognized in accordance with ASC 606 - Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, revenue is recognized upon transfer of control of promised services or goods to customers in an amount that reflects the consideration the Company expects to receive for those services or goods. The Company's rental and financing revenues are recognized in accordance with other U.S. GAAP accounting standards and are not subject to ASC 606.

Franchise Revenues

The Company franchises the Applebee's, IHOP and Fuzzy's restaurant concepts. The franchise arrangement for the brands is documented in the form of a franchise agreement and, in most cases, a development agreement. The franchise arrangement between the Company as the franchisor and the franchisee as the customer requires the Company to perform various activities to support the brand that do not directly transfer goods and services to the franchisee, but instead represent a single performance obligation, which is the transfer of the franchise license. The intellectual property subject to the franchise license is symbolic intellectual property as it does not have significant standalone functionality, and substantially all the utility is derived from its association with the Company's past or ongoing activities. The nature of the Company's promise in granting the franchise license is to provide the franchisee with access to the brand's symbolic intellectual property over the term of the license. The services provided by the Company are highly interrelated with the franchise license and as such are considered to represent a single performance obligation.

The transaction price in a standard franchise arrangement for the brands primarily consists of (a) initial franchise/ development fees; (b) continuing franchise fees (royalties); and (c) advertising fees. Since the Company considers the licensing of the franchising right to be a single performance obligation, no allocation of the transaction price is required. Additionally, domestic franchise agreements require franchisees to purchase proprietary products, if applicable, from the Company.

The Company recognizes the primary components of the transaction price as follows:

- Franchise and development fees are recognized as revenues ratably on a straight-line basis over the term of the franchise agreement commencing with the restaurant opening date. As these fees are typically received in cash at or near the beginning of the franchise term, the cash received is initially recorded as a contract liability until recognized as revenue over time;

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

- The Company is entitled to royalties and advertising fees based on a percentage of the franchisee's gross sales as defined in the franchise agreement. Royalty and advertising revenues are recognized when the franchisee's reported sales occur. Depending on timing within a fiscal period, the recognition of revenue results in either a contract asset (unbilled receivable) or, once billed, accounts receivable, on the balance sheet;
- Revenue from the sales of proprietary products (primarily pancake and waffle dry mix) is recognized in the period in which distributors ship the franchisee's order; recognition of revenue results in accounts receivable on the balance sheet.

In determining the amount and timing of revenue from contracts with customers, the Company exercises judgment with respect to collectability of the amount; however, the timing of recognition does not require significant judgment as it is based on either the franchise term, the month of sale as reported by the franchisee or the date of product shipment, none of which require estimation.

The Company does not incur a significant amount of contract acquisition costs in conducting its franchising activities. The Company believes its franchising arrangements do not contain a significant financing component.

Company Restaurant Revenues

Company restaurant revenues comprise retail sales at company-operated restaurants. Sales by company-operated restaurants are recognized when food and beverage items are sold. Company restaurant sales are reported net of sales taxes collected from guests that are remitted to the appropriate taxing authorities, with no significant judgments required.

Rental Revenues

Rental operations revenues include revenues from operating leases and interest income from real estate leases. See *Basis of Presentation and Summary of Significant Accounting Policies - Leases.*

Financing Revenues

Financing operations revenues consist primarily of interest income from the financing of franchise fees and equipment leases, other notes receivable from franchisees and sales of equipment associated with refranchised IHOP restaurants. Interest income is recorded as earned.

Gift Card

The Company administers gift card programs for each restaurant concept. The Company records a liability in the period in which a gift card is sold and recognizes costs associated with its administration of the gift card programs as prepaid assets when the costs are incurred. The liability and prepaid asset recorded on the Company's books are relieved when gift cards are redeemed. If redemption occurs at a franchisee-operated restaurant, the gift card proceeds, net of costs, is remitted to the franchisee. The Company recognizes gift card breakage revenue only from gift cards redeemed at company-operated restaurants. Breakage revenue for gift cards estimated to be unredeemable at company-operated restaurants for the years ended December 31, 2024, 2023 and 2022 were $5.6 thousand, zero and $0.3 million, respectively.

Allowance for Credit Losses

The allowance for credit losses is the Company's best estimate of the amount of probable credit losses incurred on existing receivables; however, changes in circumstances relating to receivables may result in changes to the allowance in the future. The Company determines the allowance based on historical losses, current conditions, and reasonable and supportable forecasts used in assessing the franchisee's or area licensee's ability to pay outstanding balances. The primary indicator of credit quality is delinquency, which is considered to be a receivable balance greater than 90 days past due. The Company continually reviews the allowance for credit losses. Past due balances and future obligations are reviewed individually for collectability. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote. See *Note 4 - Current Expected Credit Losses*, of the Notes to the Consolidated Financial Statements for additional information.

Leases

The Company accounts for its leasing activities in accordance with accounting guidance for leases, as codified in ASC 842. In adopting ASC 842, the Company utilized expedients that allowed it to retain the classification, as either an operating lease or a finance lease, that was previously determined under prior accounting guidance for leases. The Company reassesses this classification upon renewal, extension or the modification of an existing lease agreement. The Company determines the appropriate classification upon entering into a new contract determined to contain a lease.

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Operating lease assets and liabilities are recognized at the lease commencement date, or were recognized upon adoption of ASC 842. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease assets represent the Company's right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives and impairment of operating lease assets. In the case of operating leases acquired in a business combination, the operating lease assets are adjusted for any favorable or unfavorable lease terms.

The Company's lease agreements generally do not provide information to determine the implicit interest rate in the agreements. This requires the Company to estimate an incremental borrowing rate to be used in calculating operating lease liabilities as of the commencement or modification date. The Company estimates the incremental borrowing rate primarily by reference to (i) yield rates on debt issuances by companies of a similar credit rating as the Company; (ii) U.S. Treasury rates as of the adoption or commencement date; and (iii) adjustments for differences between these rates and the lease term.

The cost of an operating lease is recognized over the lease term on a straight-line basis. The lease term commences on the date the Company has the right to control the use of the leased property. Certain leases may contain provisions for rent holidays and fixed-step escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and fixed-step escalations are reflected in rent expense on a straight-line basis over the expected lease term. Differences between amounts paid and amounts expensed are recorded as a component of the right of use assets. Certain leases may include rent escalations based on inflation indexes and fair market value adjustments. Certain leases may contain contingent rental provisions that include a fixed base rent plus an additional percentage of the restaurant's sales. Subsequent escalations subject to such an index and contingent rental payments are recognized as variable lease expense.

The rental payments (as lessee) or receipts (as lessor) on those property leases that meet the finance lease criteria result in the recognition of interest expense or interest income and a reduction of finance lease obligation or financing lease receivable, respectively. Finance lease obligations are amortized based on the Company's incremental borrowing rate and real estate leases receivable are amortized using the implicit interest rate.

Pre-opening Expenses

Expenditures related to the opening of new or relocated restaurants are charged to expense when incurred.

Advertising

Advertising expense reflected in the Consolidated Statements of Comprehensive Income includes our contributions to the national advertising funds, local marketing advertising costs incurred by company-operated restaurants, and certain advertising costs incurred by the Company to benefit future franchise operations. Costs of advertising typically are expensed either as incurred or the first time the advertising takes place. Any excess or deficiency of advertising fee revenue compared to advertising expenditures, is recognized in the fourth quarter of the Company's fiscal year. Any excess of revenue over expenditures is recognized only to the extent of previously recognized deficits. When advertising revenues exceed the related advertising expenses and there is no recovery of a previously recognized deficit of advertising revenues, advertising costs are accrued up to the amount of revenues.

Advertising expense included in company restaurant operations for the years ended December 31, 2024, 2023 and 2022 was $0.4 million, $0.1 million and $5.6 million, respectively.

Fair Value Measurements

The Company determines the fair market values of its financial assets and liabilities, as well as non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis, based on the fair value hierarchy established in U.S. GAAP. As necessary, the Company measures its financial assets and liabilities using inputs from the following three levels of the fair value hierarchy:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities.
- Level 3 inputs are unobservable and reflect the Company's own assumptions.

The Company does not have a material amount of financial assets or liabilities that are required under U.S. GAAP to be measured at fair value on a recurring basis. None of the Company's non-financial assets or non-financial liabilities is required to be measured at fair value on a recurring basis. Assets recognized or disclosed at fair value in the consolidated financial statements on a nonrecurring basis include items such as property and equipment, operating lease assets, goodwill and other intangible assets, which are measured at fair value if determined to be impaired. The Company has not elected to use fair value measurement for any assets or liabilities for which fair value measurement is not presently required.

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

The Company believes the fair values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate their carrying amounts due to their short duration.

The Company believes the fair value of the Credit Facility approximates carrying value as it is based on the SOFR or prevailing benchmark rate. The fair values of the Company's long-term debt, excluding the Credit Facility, at December 31, 2024 and December 31, 2023 were as follows:

	December 31,	
	2024	2023
	(In millions)	
Face Value	$ 1,094.0	$ 1,094.0
Fair Value	$ 1,095.5	$ 1,085.8

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. The Company records estimated tax liabilities to the extent the contingencies are probable and can be reasonably estimated. The Company recognizes interest accrued related to unrecognizable tax benefits and penalties as a component of the income tax provision recognized in the Consolidated Statements of Comprehensive Income.

The Company is taxed on global intangible low-tax income ("GILTI") earned by certain foreign subsidiaries and recognizes the current tax on GILTI as an expense in the period the tax is incurred. The Company includes the current tax impact of GILTI in our effective tax rate.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities based on its technical merits, including all appeals or litigation processes. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. For each reporting period, management applies a consistent methodology to measure and adjust all uncertain tax positions based on the available information.

Stock-Based Compensation

Members of the Board of Directors and certain employees are eligible to receive stock options, restricted stock, restricted stock units and performance units pursuant to the Dine Brands Global, Inc. 2019 Stock Incentive Plan. Shares of unvested restricted stock are subject to restrictions on transfer and forfeiture under certain circumstances. The holder of unvested restricted stock has the right to vote and receive regular cash dividends with respect to the shares of unvested restricted stock.

The Company accounts for all stock-based payments to employees and non-employee directors, including grants of stock options, restricted stock, restricted stock units and performance units to be recognized in the financial statements, based on their respective grant date fair values. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.

The grant date fair value of restricted stock and stock-settled restricted stock units is determined based on the Company's stock price on the grant date. The Company estimates the grant date fair value of stock option awards using the Black-Scholes option pricing model, which considers, among other factors, a risk-free interest rate, the expected life of the award and the historical volatility of the Company's stock price. The Company estimates the grant date fair value of awards with performance-based market conditions using a Monte Carlo simulation method which considers, among other factors, the performance-based market condition, a risk-free interest rate, the expected life of the award and the historical volatility of the Company's stock price. Awards of cash-settled restricted stock units are classified as liabilities with the liability and compensation expense related to cash-settled awards adjusted to fair value at each balance sheet date.

Net Income (Loss) Per Share

Net income (loss) per share is calculated using the two-class method prescribed in U.S. GAAP. Basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares and potential shares of common stock outstanding during the period if their effect is dilutive. The Company uses the treasury stock

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

method to calculate the weighted average shares used in the diluted earnings per share calculation. Potentially dilutive common shares include the assumed exercise of stock options and assumed vesting of restricted stock.

Treasury Stock

The Company may from time to time utilize treasury stock when vested stock options are exercised, when restricted stock awards are granted and when restricted stock units settle in stock upon vesting. The cost of treasury stock re-issued is determined using the first-in, first-out method.

Dividends

Dividends declared on common stock are recorded as a reduction of retained earnings to the extent retained earnings are available at the close of the period prior to the date of the dividend declaration. Dividends declared in excess of retained earnings are recorded as a reduction of additional paid-in capital.

Reporting Segments

The Company identifies its reporting segments based on the organizational units used by management to monitor performance and make operating decisions. The Company has six operating segments: Applebee's franchise operations, IHOP franchise operations, Fuzzy's franchise operations, rental operations, financing operations and company-operated restaurant operations. The Company has four reporting segments: franchise operations, (an aggregation of each restaurant concept's franchise operations), rental operations, financing operations and company-operated restaurant operations. The Company considers these to be its reportable segments, regardless of whether any segment exceeds 10% of consolidated revenues, income before income tax provision or total assets.

Franchise Segment

As of December 31, 2024, the franchise operations reportable segment consisted of 1,567 restaurants operated by Applebee's franchisees in the United States, two United States territories and 15 countries outside the United States; 1,824 restaurants operated by IHOP franchisees and area licensees in the United States, two United States territories and 14 countries outside the United States; and 116 restaurants operated by Fuzzy's franchisees in the United States. Franchise operations revenue consists primarily of royalties and advertising fees based on a percentage of the franchisee's gross sales, sales of proprietary products (primarily IHOP pancake and waffle dry mixes) and other franchise fees.

Franchise operations expenses include advertising expense, the cost of proprietary products, bad debt expense, pre-opening training expenses and other franchise-related costs.

Company Restaurants Segment

In connection with our acquisition of Fuzzy's in December 2022, the Company acquired three company Fuzzy's restaurants, and subsequently refranchised two of the restaurants in April 2023. During 2022, the Company operated 69 Applebee's restaurants that were acquired from a former franchisee in December 2018, and the 69 Applebee's company-operated restaurants were subsequently sold in October 2022. In November 2024, the Company acquired 56 Applebee's restaurants from franchisees and simultaneously sold and refranchised nine to a different franchisee. See *Note 19 - Business Acquisition*, of the Notes to the Consolidated Financial Statements for additional information. As of December 31, 2024, the Company operated one Fuzzy's restaurant and 47 Applebee's restaurants.

All company-operated restaurants were located in the United States. Company restaurant sales are retail sales at company-operated restaurants. Company restaurant expenses are operating expenses at company-operated restaurants and include food, beverage, labor, benefits, utilities, rent and other operating costs.

Rental Segment

Rental operations revenue includes revenue from operating leases and interest income from real estate leases. Rental operations expenses are costs of operating leases and interest expense of finance leases on franchisee-operated restaurants. The rental operations revenue and expenses are primarily generated by IHOP. Applebee's and Fuzzy's have no or an insignificant amount of rental activity.

Financing Segment

Financing operations revenue primarily consists of interest income from the financing of equipment leases and franchise fees, notes receivable from franchisees and sales of equipment associated with refranchised IHOP restaurants. Financing expenses are the cost of restaurant equipment.

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Accounting Standards Adopted in the Current Fiscal Year

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure," which updates reportable segment disclosure requirements. The ASU primarily requires enhanced disclosures about significant segment expenses and information used to assess segment performance that are regularly provided to the chief operating decision maker. The Company adopted ASU 2023-07 effective January 1, 2024, and applied the disclosure requirements retrospectively to all prior periods presented in the financial statements. Adoption of the standard did not have an impact on the Company's Consolidated Balance Sheets, Consolidated Statements of Comprehensive Income, or the Consolidated Statements of Cash Flows.

Additional new accounting guidance became effective for the Company as of the beginning of fiscal 2024 that the Company reviewed and concluded was either not applicable to its operations or had no material effect on its consolidated financial statements in the current or future fiscal years.

Newly Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The guidance is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and should be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the impact of adopting this ASU on our disclosures.

In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses," which requires public business entities to provide disaggregated disclosures, in the Notes to the Consolidated Financial Statements, of certain expense categories that are included in expense line items on the face of the income statement. The guidance is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU in our disclosures.

The Company reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact to the consolidated financial statements.

3. Revenue

The following table disaggregates our franchise revenues by major type for the years ended December 31, 2024, 2023 and 2022:

		Year ended December 31,				
		2024		**2023**		**2022**
Franchise Revenues				(In millions)		
Royalties	$	313.4	$	325.6	$	303.7
Advertising fees		290.4		300.8		289.3
Proprietary product sales and other		72.4		71.1		60.7
Franchise and development fees		9.7		8.9		8.6
Total franchise revenues	$	686.0	$	706.4	$	662.4

Changes in the Company's contract liability for deferred franchise and development fees during the year ended December 31, 2024 were as follows:

		Deferred Franchise Revenue (short- and long-term)
		(In millions)
Balance at December 31, 2023	$	45.3
Recognized as revenue during the year ended December 31, 2024		(9.2)
Fees deferred during the year ended December 31, 2024		6.6
Balance at December 31, 2024	$	42.7

3. Revenue (Continued)

The balance of deferred franchise revenue as of December 31, 2024 is expected to be recognized as follows:

		(In millions)
2025	$	6.0
2026		5.2
2027		4.4
2028		3.5
2029		3.3
Thereafter		20.3
Total	$	42.7

The current balance of deferred franchise revenue is included as Other accrued expenses on the Consolidated Balance Sheets.

4. Current Expected Credit Losses ("CECL")

The CECL reserve methodology requires companies to measure expected credit losses on financial instruments based on the total estimated amount to be collected over the lifetime of the instrument. Under the CECL model, reserves may be established against financial asset balances even if the risk of loss is remote or has not yet manifested itself.

In applying the CECL methodology, the Company developed its estimated loss reserves in the following manner. The Company continued to record specific reserves against account balances of franchisees deemed "at-risk" when a potential loss is likely or imminent as a result of prolonged payment delinquency (greater than 90 days past due) and where notable credit deterioration has become evident. For financial assets that are not currently deemed "at-risk," an allowance is recorded based on expected loss rates derived pursuant to the following CECL methodology that assesses four components - historical losses, current conditions, reasonable and supportable forecasts, and reversion to history, if applicable.

Historical Losses

Historical loss rates over a five-year span were calculated for financial assets with common risk characteristics. The Company determined historical loss rate data for each franchise brand concept was more relevant than a single blended rate. Historical losses were determined based on the average charge-off method. Historical loss rates are further adjusted by factors related to current conditions and forecasts of future economic conditions.

Current Conditions

The Company identified three metrics that it believes provide the most relevant reflection of the current risks inherent in the Company's franchisee-based restaurant business, as follows: (1) delinquency status, (2) system-wide same-restaurant sales, and (3) restaurant unit-level economics.

Reasonable and Supportable Forecasts

The third component in the CECL methodology involves consideration of macroeconomic conditions that can impact the estimate of expected credit losses in the future. The Company has not developed an internal methodology in this regard; rather, the Company utilizes existing, publicly accessible sources of economic data, primarily forecasts of overall unemployment rate as well as consumer spending based on the personal consumption expenditure index.

Reversion to History

The Company has determined that reversion to history was not required since the remaining average lives of the Company's financial assets are not exceedingly lengthy.

The Company considers its portfolio segments to be the following:

Accounts Receivable

Most of the Company's short-term receivables due from franchisees are derived from royalty, advertising and other franchise-related fees, and from distributors related to the sale of proprietary products to franchisees through the Company's network of suppliers and distributors.

4. Current Expected Credit Losses (Continued)

Gift Card Receivables

Gift card receivables consist primarily of amounts due from third-party vendors. Receivables related to gift card sales are subject to seasonality and usually peak around year end as a result of the December holiday season.

Notes Receivable

Notes receivable balances primarily relate to the conversion of certain past due franchisee accounts receivable to notes receivable, cash loans to franchisees for working capital purposes, notes receivables in connection with the sale of IHOP and Applebee's company restaurants, franchise fees and other notes. The notes are typically collateralized by the franchise. The notes generally have a term from one to eight years and bear interest averaging 6.1% and 5.0% per annum at December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, the Company wrote off $4.4 million of Applebee's notes receivable which were fully reserved as of December 31, 2023. The Company's remaining notes have reserves recorded against them amounting to $1.1 million as of December 31, 2024.

Equipment Leases Receivable

Equipment leases receivable primarily relate to IHOP franchise development activity prior to 2003. IHOP provided the financing for the leasing of the equipment. Equipment lease contracts are collateralized by the equipment in the restaurant. Equipment lease contracts are due in equal weekly installments, and bear interest averaging 9.5% and 9.6% per annum at December 31, 2024 and 2023, respectively. The term of an equipment lease contract typically coincides with the term of the corresponding restaurant building lease. The weighted average remaining life of the Company's equipment leases is 2.6 years as of December 31, 2024. The estimated fair value of the equipment collateralizing these lease contracts are not deemed to be significant given the very seasoned and mature nature of this portfolio.

Real Estate Leases Receivable

Real estate leases receivable also primarily relate to IHOP franchise development activity prior to 2003 when IHOP typically leased or purchased the restaurant site, built and equipped the restaurant, and then franchised the restaurant to a franchisee. IHOP provided the financing for leasing or subleasing the site. Real estate lease receivables at December 31, 2024, were comprised of 15 leases with a weighted average remaining life of 10.5 years, and relate to locations that IHOP is leasing from third parties and subleasing to franchisees. Where applicable, building leases and equipment contracts contain cross-default provisions wherein a default under one constitutes a default under all.

Total receivables balances at December 31, 2024 and 2023 were as follows:

Receivables	2024	2023
	(In millions)	
Accounts receivable*	$ 72.0	$ 73.3
Gift card receivables	34.7	33.6
Notes receivable	14.7	15.0
Financing receivables:		
Equipment leases receivable	13.2	19.7
Real estate leases receivable	18.3	18.4
Other receivables*	2.9	13.0
	155.8	173.0
Less: allowance for doubtful accounts and notes receivable	(4.7)	(9.5)
	151.1	163.5
Less: current portion	(115.2)	(127.9)
Long-term receivables	$ 35.9	$ 35.6

* The 2023 balance related to distributor receivables of $5.3 million has been reclassified from other receivables to accounts receivable to conform with the current year's presentation.

4. Current Expected Credit Losses (Continued)

Changes in the allowance for credit losses during the years ended December 31, 2024 and 2023 were as follows:

	Accounts Receivable	Notes Receivable, short-term	Notes Receivable, long-term	Real estate leases receivable	Equipment leases receivable	Other [1]	Total
				(In millions)			
Balance, December 31, 2022	$ 1.3	$ 3.5	$ 5.3	$ 0.1	$ 0.2	$ 0.0	$ 10.3
Bad debt expense (credit)	1.6	0.4	(0.2)	0.0	0.8	(0.0)	2.7
Advertising provision adjustment	1.0	(0.2)	—	—	—	—	0.8
Write-offs	(1.2)	(1.9)	(0.3)	(0.0)	(0.9)	0.0	(4.3)
Balance, December 31, 2023	$ 2.7	$ 1.8	$ 4.8	$ 0.1	$ 0.2	$ 0.0	$ 9.5
Bad debt expense (credit)	1.3	(0.9)	(0.1)	0.0	0.4	—	0.7
Advertising provision adjustment	0.1	—	—	—	—	—	0.1
Write-offs	(1.0)	(0.6)	(3.8)	0.0	(0.2)	—	(5.5)
Balance, December 31, 2024	$ 3.1	$ 0.3	$ 0.8	$ 0.1	$ 0.4	$ 0.0	$ 4.7

[1] Primarily gift card receivable and credit card receivable.

The Company's primary credit quality indicator for all portfolio segments is delinquency. Generally, the notes receivables, real estate leases receivables, equipment leases receivables, and other receivables (primarily consists of credit card receivables) are not delinquent.

The year of origination of the Company's notes and financing receivables at December 31, 2024 is as follows:

	Notes receivable, short and long-term	Real estate leases Receivables	Equipment leases Receivables	Total
		(In millions)		
2024	$ 8.6	$ 1.9	$ 0.3	$ 10.8
2023	5.1	3.4	0.6	9.1
2022	0.5	7.7	—	8.2
2021	0.4	2.1	—	2.5
2020	0.1	1.1	—	1.2
Prior	0.0	2.1	12.3	14.4
Total	$ 14.7	$ 18.3	$ 13.2	$ 46.2

The Company does not place its financing receivables in non-accrual status.

5. Property and Equipment

Property and equipment by category at December 31, 2024 and 2023 were as follows:

	2024	2023
	(In millions)	
Leaseholds and improvements	$ 222.2	$ 219.2
Properties under finance leases	57.5	59.0
Equipment and fixtures	15.2	42.7
Buildings and improvements	48.2	51.3
Land	44.4	47.8
Internal-use software	71.5	64.6
Construction in progress	4.3	3.2
Property and equipment, gross	463.3	487.8
Less: accumulated depreciation and amortization	(307.2)	(325.9)
Property and equipment, net	$ 156.1	$ 161.9

The Company recorded depreciation expense on property and equipment of $28.6 million, $24.7 million and $27.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

5. Property and Equipment (Continued)

Accumulated depreciation and amortization includes accumulated amortization for properties under finance leases in the amount of $41.3 million and $43.7 million at December 31, 2024 and 2023, respectively.

6. Goodwill

The significant majority of the Company's goodwill arose from the November 29, 2007 acquisition of Applebee's which was allocated between the franchise and company restaurants segments.

Changes in the carrying amount of goodwill for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Franchise Segment	Company Restaurants Segment	Total
		(In millions)	
Balance at December 31, 2021	$ 247.0	$ 4.6	$ 251.6
Disposition of assets	—	(4.6)	(4.6)
Business acquisition	7.0	—	7.0
Balance at December 31, 2022	254.0	—	254.0
Purchase price adjustment	0.1	—	0.1
Balance at December 31, 2023	254.1	—	254.1
Business acquisition	—	2.8	2.8
Impairment loss	(7.1)	—	(7.1)
Disposition of assets	—	(1.2)	(1.2)
Balance at December 31, 2024	$ 247.0	$ 1.6	$ 248.6

In October 2022, the then remaining Applebee's company restaurants segment goodwill balance of $4.6 million was disposed of in connection with the refranchising and sale of the restaurant assets of 69 Applebee's company-operated restaurants. In December 2022, the addition to the franchise segment goodwill of $7.0 million arose from the acquisition of Fuzzy's and was increased by $0.1 million in 2023 in connection with a purchase price adjustment.

In November 2024, the Company acquired 56 Applebee's restaurants from franchisees, of which nine were simultaneously refranchised and sold to a different franchisee. The Company has provisionally completed the purchase price allocation as described in *Note 19 - Business Acquisition* of the Notes to the Consolidated Financial Statements, and allocated $2.8 million of resulting goodwill to the company restaurants segment. The Company simultaneously allocated $1.2 million of this goodwill to the disposal group related to the refranchising and sale of the restaurant assets of the nine Applebee's company-operated restaurants. The remaining goodwill allocated to the company restaurants segment of $1.6 million is not deductible for federal income tax purposes and, therefore, has no associated tax benefit.

Gross and net carrying amounts of goodwill at December 31, 2024 and 2023 are as follows:

	December 31, 2024			December 31, 2023		
	Gross	Accumulated Impairment Loss	Net	Gross	Accumulated Impairment Loss	Net
			(In millions)			
Franchise Segment	$ 704.6	$ (457.6)	$ 247.0	$ 704.6	$ (450.5)	$ 254.1
Company Restaurants Segment	1.6	—	1.6	—	—	—
Total	$ 706.2	$ (457.6)	$ 248.6	$ 704.6	$ (450.5)	$ 254.1

The Company assesses goodwill for impairment in accordance with its policy described in *Note 2 - Basis of Presentation and Summary of Significant Accounting Policies*.

The Company evaluates its goodwill and the indefinite-lived tradenames for impairment annually in the fourth quarter of each year or on an interim basis if events or changes in circumstances between annual tests indicate a potential impairment.

2024 Assessment

In the fourth quarter of 2024, the Company noted, the unfavorable trend in Fuzzy's same-restaurant sales experienced throughout the year, and a decrease in Fuzzy's revenue compared to the same period of the prior year. Based on these unfavorable developments, the Company determined that indicators of impairment existed and that a test of goodwill for impairment should be performed in the fourth quarter of 2024. In determining fair value, the Company utilized valuation

6. Goodwill (Continued)

techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The fair value technique used in this instance was classified as Level 3, where unobservable inputs are used when little or no market data is available.

In performing the quantitative test of goodwill, the Company primarily used the income approach method of valuation that included the discounted cash flow method and the market approach that included the guideline public company method to determine the fair value of goodwill and intangible assets. Significant assumptions used to determine fair value under the discounted cash flow model included expected restaurant sales trends, future development plans, restaurant closures, cost of revenues, operating expenses, and an appropriate discount rate based on the Company's estimated cost of equity capital and after-tax cost of debt.

As a result of performing the quantitative test of impairment, the Company recognized an impairment of Fuzzy's goodwill of $7.1 million. The amount of goodwill impairment was determined as the amount by which the carrying amount of the goodwill exceeded the fair value of the Fuzzy's goodwill within the franchise segment as estimated in the impairment test.

Also in the fourth quarter of fiscal 2024, the Company performed qualitative assessments of the remaining goodwill balance within the franchise segment in accordance with its accounting policies. The Company first assesses qualitatively whether it is more-likely-than-not that an impairment does not exist. Significant factors considered in this assessment include macro-economic conditions, market and industry conditions, cost considerations, the competitive environment, share price fluctuations, overall financial performance and results of past impairment tests. As result of the qualitative assessment, the Company concluded it was more likely than not that the fair values exceeded the respective carrying amounts and therefore, a quantitative test for the remaining goodwill balance within the franchise segment was not necessary.

2023 Assessment

In the fourth quarter of 2023, the Company performed qualitative assessments of its goodwill in accordance with its accounting policies, and determined that it was more-likely-than-not that an impairment does not exist. Significant factors considered in this assessment include macro-economic conditions, market and industry conditions, cost considerations, the competitive environment, share price fluctuations, overall financial performance and results of past impairment tests.

Additionally, we elected to perform quantitative tests for impairment on the Applebee's goodwill. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The fair value technique used in this instance is classified as Level 3, where unobservable inputs are used when little or no market data is available.

In performing the quantitative test for impairment of goodwill, the Company used the income approach method of valuation that includes the discounted cash flow method and the market approach that includes the guideline public company method to determine the fair value of goodwill and intangible assets. Significant assumptions made by management in estimating fair value under the discounted cash flow model include future trends in sales, operating expenses, overhead expenses, depreciation, capital expenditures and changes in working capital, along with an appropriate discount rate based on the Company's estimated cost of equity capital and after-tax cost of debt. Significant assumptions used to determine fair value under the guideline public company method include the selection of guideline companies and the valuation multiples applied.

As a result of performing the quantitative test of impairment, the fair value was substantially in excess of its respective carrying value as of the testing date.

2022 Assessment

In the fourth quarter of 2022, the Company performed qualitative assessments of its goodwill in accordance with its accounting policies. The Company first assesses qualitatively whether it is more-likely-than-not that an impairment does not exist. Significant factors considered in this assessment include macro-economic conditions, market and industry conditions, cost considerations, the competitive environment, share price fluctuations, overall financial performance and results of past impairment tests. As result of the qualitative assessment, the Company concluded it was more likely than not that the fair values of each unit exceeded the respective carrying amounts and therefore, a quantitative test of impairment was not necessary.

7. Other Intangible Assets

The significant majority of the Company's other intangible assets arose from the November 29, 2007 acquisition of Applebee's. Franchising rights, reacquired franchise rights, favorable leaseholds, and recipes, which is included in Other below, is subject to amortization. Changes in the carrying amounts for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Tradenames	Franchising Rights	Reacquired Franchise Rights	Favorable Leaseholds	Other	Total
			(In millions)			
Balance at December 31, 2021	$ 468.0	$ 59.0	$ 5.1	$ 3.1	$ 4.2	$ 539.4
Amortization expense	—	(10.0)	(0.4)	(0.1)	—	(10.6)
Additions	57.2	14.8	—	—	0.8	72.8
Disposition	—	—	(4.7)	—	—	(4.7)
Balance at December 31, 2022	525.2	63.8	—	3.0	5.0	597.0
Impairment	—	—	—	—	(0.3)	(0.3)
Amortization expense	—	(10.8)	—	(0.1)	—	(10.9)
Additions	—	—	—	—	0.2	0.2
Balance at December 31, 2023	525.2	53.0	—	2.9	4.9	586.0
Amortization expense	—	(10.7)	—	(0.1)	0.0	(10.8)
Additions	—	—	0.3	—	0.5	0.8
Disposition	—	—	(0.3)	—	—	(0.3)
Balance at December 31, 2024	$ 525.2	$ 42.3	$ —	$ 2.8	$ 5.4	$ 575.7

In December 2022, the Company acquired Fuzzy's and recorded $57.2 million of tradename, $14.8 million of franchising rights and $0.5 million of recipes as intangible assets. In October 2022, the $4.7 million disposition of assets was related to the refranchising and sale of the restaurant assets of 69 Applebee's company-operated restaurants. In November 2024, the Company acquired 56 Applebee's restaurants and simultaneously refranchised nine restaurants. The Company provisionally completed the purchase price allocation as described in *Note 19 - Business Acquisition*, of the Notes to the Consolidated Financial Statements and recorded $0.3 million of reacquired franchise rights as an intangible asset and simultaneously disposed of $0.3 million of reacquired franchise rights related to the sale of the nine restaurants. Additions and impairment of other intangibles for the years ended December 31, 2024, 2023, and 2022 are individually insignificant.

The estimated annual amortization expense for the next five fiscal years are as follows:

	Franchising rights	Favorable leaseholds	Other	Total
		(In millions)		
2025	10.7	0.2	0.0	$ 10.9
2026	10.7	0.2	0.0	$ 10.9
2027	9.8	0.2	0.0	$ 10.0
2028	0.7	0.2	0.0	$ 0.9
2029	0.7	0.2	0.0	$ 0.9

Gross and net carrying amounts of intangible assets subject to amortization and the respective weighted average amortization period at December 31, 2024 and 2023 are as follows:

	December 31, 2024				December 31, 2023			
	Gross	Accumulated Amortization	Net	Weighted Average Remaining Period	Gross	Accumulated Amortization	Net	Weighted Average Remaining Period
	(In millions)				(In millions)			
Franchising rights	$ 214.8	$ (172.5)	$ 42.3	7.6	$ 214.8	$ (161.8)	$ 53.0	7.9
Favorable leaseholds	3.4	(0.6)	2.8	10.1	$ 3.4	$ (0.5)	2.9	11.1
Other	0.5	(0.1)	0.4	13.0	0.5	0.0	0.5	14.0
Total	$ 218.7	$ (173.2)	$ 45.5	7.8	$ 218.7	$ (162.3)	$ 56.4	8.1

7. Other Intangible Assets (Continued)

In the fourth quarter of fiscal 2024, the Company performed a qualitative assessment of the Applebee's tradename and a quantitative assessment of the Fuzzy's tradename and franchise rights and concluded the fair value exceeded the carrying amounts. In the fourth quarter of fiscal 2023, the Company performed a quantitative assessment of the Applebee's tradename and a qualitative assessment of the Fuzzy's tradename and franchise rights and concluded the fair value exceeded the carrying amounts.

8. Long-Term Debt

Long-term debt at December 31, 2024 and 2023 consists of the following components:

	2024	2023
	(In millions)	
Series 2019-1 4.723% Fixed Rate Senior Secured Notes, Class A-2-II	594.0	594.0
Series 2022-1 Variable Funding Senior Secured Notes, Class A-1, variable interest rate of 7.14% and 7.95% at December 31, 2024 and December 31, 2023, respectively	100.0	100.0
Series 2023-1 7.824% Fixed Rate Senior Secured Notes, Class A-2	500.0	500.0
Unamortized debt issuance costs	(7.4)	(9.5)
Long-term debt, net of debt issuance costs	1,186.6	1,184.5
Current portion of long-term debt	(100.0)	(100.0)
Long-term debt	$ 1,086.6	$ 1,084.5

Long-Term Debt

On June 5, 2019, Applebee's Funding LLC and IHOP Funding LLC (the "Co-Issuers"), each a special purpose, wholly-owned indirect subsidiary of the Company, issued two tranches of fixed rate senior secured notes, the Series 2019-1 4.194% Fixed Rate Senior Secured Notes, Class A-2-I ("2019 Class A-2-I Notes") in an initial aggregate principal amount of $700 million and the Series 2019-1 4.723% Fixed Rate Senior Secured Notes, Class A-2-II in an initial aggregate principal amount of $600 million (the "2019 Class A-2-II Notes" and, together with the 2019 Class A-2-I Notes, the "2019 Class A-2 Notes"). The 2019 Class A-2 Notes were issued pursuant to an offering exempt from registration under the Securities Act of 1933, as amended.

On August 12, 2022, the Co-Issuers established a new revolving financing facility, the 2022-1 Variable Funding Senior Secured Notes, Class A-1 (the "Credit Facility"), that allows for drawings up to $325 million of variable funding notes on a revolving basis and the issuance of letters of credit. In connection with this transaction, the Co-Issuers terminated their $225 million revolving financing facility, the 2019-1 Variable Funding Senior Secured Notes, Class A-1.

On April 17, 2023, the Co-Issuers completed a refinancing transaction and issued $500 million of Series 2023-1 7.824% Fixed Rate Senior Secured Notes, Class A-2 (the "2023 Class A-2 Notes"). The 2023 Class A-2 Notes were issued pursuant to an offering exempt from registration under the Securities Act of 1933, as amended. The Company used the net proceeds of the 2023 Class A-2 Notes to repay the entire outstanding balance of approximately $585.1 million of the 2019 Class A-2-I Notes and to pay fees and expenses incurred in connection with the issuance of the 2023 Class A-2 Notes. The remaining 2019 Class A-2-II Notes and the Credit Facility, together with the 2023 Class A-2 Notes are referred to collectively herein as the "Notes." The Notes were issued in securitization transactions pursuant to which substantially all the domestic revenue-generating assets and domestic intellectual property held by the Co-Issuers and certain other special-purpose, wholly-owned indirect subsidiaries of the Company (the "Guarantors") were pledged as collateral to secure the Notes.

The Notes were issued under a Base Indenture, dated as of September 30, 2014, amended and restated as of June 5, 2019 and further amended and restated as of April 17, 2023 (the "Base Indenture"). In addition, the 2019 Class A-2-II Notes were issued under the related Series 2019-1 Supplement to the Base Indenture, dated June 5, 2019 (the "Series 2019-1 Supplement"), among the Co-Issuers and Citibank, N.A., as the trustee (in such capacity, the "Trustee") and securities intermediary, the Credit Facility was issued under the related Series 2022-1 Supplement to the Base Indenture, dated August 12, 2022 ("Series 2022-1 Supplement"), among the Co-Issuers and Citibank, N.A., as Trustee and securities intermediary, and the 2023 Class A-2 Notes were issued under the related Series 2023-1 Supplement to the Base Indenture, dated April 17, 2023 (the "Series 2023-1 Supplement"), among the Co-Issuers and Citibank, N.A., as Trustee and securities intermediary. The Base Indenture, Series 2019-1 Supplement, Series 2022-1 Supplement, and Series 2023-1 Supplement (collectively, the "Indenture") will allow the Co-Issuers to issue additional series of notes in the future subject to certain conditions set forth therein.

8. Long-Term Debt (Continued)

2019 Class A-2 Notes

The 2019 Class A-2-I Notes were voluntarily repaid in full on April 17, 2023, while the 2019 Class A-2-II Notes remain outstanding as of December 31, 2024. For a description of the 2019 Class A-2-I Notes, refer to *Note 8 - Long-Term Debt* of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

The legal final maturity of the 2019 Class A-2-II Notes is June 2049, but rapid amortization will apply if the 2019 Class A-2-II Notes are not repaid by June 2026 (the "2019 Class A-2-II Anticipated Repayment Date"). If the Co-Issuers have not repaid or refinanced the 2019 Class A-2-II Notes by the 2019 Class A-2-II Anticipated Repayment Date, then additional interest will accrue on the 2019 Class A-2-II Notes, as applicable, at the greater of: (A) 5.0% and (B) the amount, if any, by which the sum of the following exceeds the applicable 2019 Class A-2-II Note interest rate: (x) the yield to maturity (adjusted to a quarterly bond-equivalent basis) on the 2019 Class A-2-II Anticipated Repayment Date of the United States Treasury Security having a term closest to 10 years plus (y) 7.64% for the 2019 Class A-2-II Notes.

While the 2019 Class A-2-II Notes are outstanding, payment of principal and interest is required to be made on the 2019 Class A-2-II Notes on a quarterly basis. The quarterly principal payment of $1.5 million on the 2019 Class A-2-II Notes may be suspended when the leverage ratio for the Company and its subsidiaries is less than or equal to 5.25x. Exceeding the leverage ratio of 5.25x does not violate any covenant related to the Notes. In general, the leverage ratio is the Company's indebtedness (as defined in the Indenture) divided by adjusted EBITDA (as defined in the Indenture) for the four preceding quarterly periods. The complete definitions of all calculation elements of the leverage ratio are contained in the Indenture.

As of December 31, 2024 the Company's leverage ratio was approximately 4.1x. As a result, quarterly principal payments on the 2019 Class A-2-II Notes of $1.5 million currently are not required. The Company may voluntarily repay the 2019 Class A-2-II Notes at any time without any associated make-whole premium.

2019 Class A-1 Notes

The 2019-1 Variable Funding Senior Secured Notes, Class A-1 (the "Previous Credit Facility") allowed for drawings up to $225 million of variable funding notes on a revolving basis and the issuance of letters of credit. There were no outstanding borrowings since March 2021 under the Previous Credit Facility until its termination in August 2022.

The interest rate for borrowings under the Previous Credit Facility was the three-month LIBOR rate plus 2.15% for 60% of the advances and the commercial paper funding rate of our conduit investor plus 2.15% for 40% of the advances.

2022 Class A-1 Notes

In August 2022, the Co-Issuers entered into the Credit Facility that allows for drawings up to $325 million of variable funding notes on a revolving basis and the issuance of letters of credit. The applicable interest rate under the Credit Facility depends on the type of borrowing by the Co-Issuers. The applicable interest rate for advances is generally calculated at a per annum rate equal to the commercial paper funding rate or one-, two-, three- or six-month Term SOFR Rate, in either case, plus 2.50%. The applicable interest rate for swingline advances and unreimbursed draws on outstanding letters of credit is a per annum base rate equal to the sum of (A) the greatest of (i) the Prime Rate in effect from time to time; (ii) the Federal Funds Rate in effect from time to time plus 0.50%; and (iii) Term SOFR for a one-month tenor in effect at such time plus 0.50% plus (B) 2.00%.

The legal final maturity of the Credit Facility is June 2052, but rapid amortization will apply if there are outstanding amounts under the Credit Facility after June 2027 (the "Class A-1 Renewal Date"). The Class A-1 Renewal Date may be extended at the Co-Issuers' election for up to two successive one-year periods if certain conditions are met. If the Co-Issuers have not repaid or refinanced the Credit Facility by the Class A-1 Renewal Date (after giving effect to any extensions), then interest will accrue on the Credit Facility at a rate equal to 5.00% in addition to the regular interest rate applicable to the Credit Facility.

As of December 31, 2024, the outstanding balance of the Credit Facility was $100 million. The amount of $0.6 million was pledged against the Credit Facility for outstanding letters of credit, leaving $224.4 million of the Credit Facility available for borrowing at December 31, 2024. It is anticipated that any principal and interest on the Credit Facility outstanding will be repaid in full on or prior to the quarterly payment date in June 2027, subject to two additional one-year extensions at the option of the Company upon the satisfaction of certain conditions. The letters of credit are used primarily to satisfy insurance-related collateral requirements. The weighted average interest rate for the period outstanding during the year ended December 31, 2024 was 7.78%.

8. Long-Term Debt (Continued)

2023 Class A-2 Notes

The legal final maturity of the 2023 Class A-2 Notes is in March 2053, but it is anticipated that, unless repaid earlier to the extent permitted under the Indenture, the 2023 Class A-2 Notes will be repaid in June 2029 (the "2023 Class A-2 Anticipated Repayment Date"). If the Co-Issuers have not repaid or refinanced the 2023 Class A-2 Notes by the 2023 Class A-2 Anticipated Repayment Date, then additional interest will accrue on the 2023 Class A-2 Notes, as applicable, at the greater of: (A) 5.0% and (B) the amount, if any, by which the sum of the following exceeds the Series 2023-1 Class A-2 Note interest rate: (x) the yield to maturity (adjusted to a quarterly bond-equivalent basis) on the 2023 Class A-2 Anticipated Repayment Date of the United States Treasury Security having a term closest to 10 years plus (y) 9.24% for the 2023 Class A-2 Notes.

While the 2023 Class A-2 Notes are outstanding, payment of principal and interest is required to be made on the 2023 Class A-2 Notes on a quarterly basis. The quarterly principal payment of $1.25 million on the 2023 Class A-2 Notes may be suspended when the leverage ratio for the Company and its subsidiaries is less than or equal to 5.25x.

As of December 31, 2024, the Company's leverage ratio was approximately 4.1x. As a result, quarterly principal payments on the 2023 Class A-2 Notes of $1.25 million currently are not required.

The Company may voluntarily repay the 2023 Class A-2 Notes at any time; however, if the 2023 Class A-2 Notes are repaid prior to certain dates, the Company would be required to pay make-whole premiums. As of December 31, 2024, the make-whole premium associated with voluntary prepayment of the 2023 Class A-2 Notes was approximately $28.0 million. The Company also would be subject to a make-whole premium in the event of a mandatory prepayment required following a Rapid Amortization Event or certain asset dispositions. The mandatory make-whole premium requirements are considered derivatives embedded in the Notes that must be bifurcated for separate valuation. The Company estimated the fair value of these derivatives to be immaterial as of December 31, 2024, based on the probability-weighted discounted cash flows associated with either event.

Management Agreement

Under the terms of the Management Agreement, dated September 30, 2014, as amended and restated as of September 5, 2018, as further amended and restated as of June 5, 2019 and as further amended and restated as of April 17, 2023, among the Co-Issuers and the Guarantors (collectively, the "Securitization Entities"), the Company, Applebee's Services, Inc., International House of Pancakes, LLC and the Trustee, the Company will act as the manager with respect to substantially all of the assets of the Securitization Entities (the "Securitized Assets"). The primary responsibilities of the manager will be to perform certain franchising, distribution, intellectual property and operational functions on behalf of the Securitization Entities with respect to the Securitized Assets pursuant to the Management Agreement. The manager will be entitled to the payment of the weekly management fee, as set forth in the Management Agreement and will be subject to the liabilities set forth in the Management Agreement.

Repurchase Program

On February 16, 2023, the Company's Board of Directors authorized a debt repurchase program of up to $100 million. Repurchases of the Company's debt, if any, are expected to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption. Under the authorization, the Company may make repurchases of the Company's debt from time to time in the open market or in privately negotiated transactions upon such terms and at such prices as management may determine.

Covenants and Restrictions

The Notes are subject to a series of covenants and restrictions customary for transactions of this type, including: (i) that the Co-Issuers maintain specified reserve accounts to be used to make required payments in respect of the Notes, (ii) provisions relating to optional and mandatory prepayments, and the related payment of specified amounts, including specified call redemption premiums in the case of Class A-2 Notes under certain circumstances; (iii) certain indemnification payments in the event, among other things, the transfers of the assets pledged as collateral for the Notes are in stated ways defective or ineffective and (iv) covenants relating to recordkeeping, access to information and similar matters. The Notes are subject to customary rapid amortization events provided for in the Indenture, including events tied to failure of the Securitization Entities (as defined in the Indenture) to maintain the stated debt service coverage ratio ("DSCR"), the sum of domestic retail sales for all restaurants being below certain levels on certain measurement dates, certain manager termination events, certain events of default and the failure to repay or refinance the Class A-2 Notes on the anticipated repayment dates. The Notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal or other amounts due on or with respect to the Notes, failure of the Securitization Entities to maintain the stated DSCR, failure to comply with

8. Long-Term Debt (Continued)

covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties and certain judgments.

In general, the DSCR ratio is Net Cash Flow (as defined in the Indenture) for the four quarters preceding the calculation date divided by the total debt service payments (as defined in the Indenture) of the preceding four quarters. The complete definitions of the DSCR and all calculation elements are contained in the Indenture. Failure to maintain a prescribed DSCR can trigger a Cash Flow Sweeping Event, a Rapid Amortization Event, a Manager Termination Event or a Default Event (each as defined in the Indenture) as described below. In a Cash Flow Sweeping Event, the Trustee is required to retain 50% of excess Cash Flow (as defined in the Indenture) in a restricted account. In a Rapid Amortization Event, all excess Cash Flow is retained and used to retire principal amounts of debt. In a Manager Termination Event, the Company may be replaced as manager of the assets securitized under the Indenture. In a Default Event, the outstanding principal amount and any accrued but unpaid interest can be called to become immediately due and payable. Key DSCRs are as follows:

- DSCR less than 1.75x - Cash Flow Sweeping Event
- DSCR less than 1.20x - Rapid Amortization Event
- Interest-only DSCR less than 1.20x - Manager Termination Event
- Interest-only DSCR less than 1.10x - Default Event

The Company's DSCR for the reporting period ended December 31, 2024 was approximately 3.4x.

Debt Issuance Costs

2023 Class A-2 Notes

The Company incurred costs of approximately $8.0 million in connection with the issuance of the 2023 Class A-2 Notes. These debt issuance costs are being amortized using the effective interest method over the estimated life of the 2023 Class A-2 Notes. Amortization costs of $1.1 million and $0.7 million were included in interest expense for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, unamortized debt issuance costs of $6.2 million are reported as a direct reduction of the 2023 Series Class A-2 Notes in the Consolidated Balance Sheets.

2022 Class A-1 Notes

In August 2022, the Company incurred costs of approximately $6.3 million in connection with the issuance of the Credit Facility. These debt issuance costs are being amortized over the estimated life of the Credit Facility. Amortization costs of $1.2 million, $1.2 million, and $0.4 million were included in interest expense for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, unamortized debt issuance costs of $3.4 million related to the Credit Facility are classified as other non-current assets in the Consolidated Balance Sheets.

2019 Class A-2 Notes

The Company incurred costs of approximately $12.9 million in connection with the issuance of the 2019 Class A-2 Notes. These debt issuance costs are being amortized using the effective interest method over estimated life of each tranche of the 2019 Class A-2 Notes. Amortization costs of $1.0 million, $1.6 million, and $2.4 million are included in interest expense for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company repaid the entire outstanding balance of approximately $585.1 million of its 2019 Class A-2-I Notes during the year ended December 31, 2023 and wrote off the related remaining issuance costs of $1.7 million. As of December 31, 2024, unamortized debt issuance costs of $1.3 million are reported as a direct reduction of the 2019 Class A-2-II Notes in the Consolidated Balance Sheets.

2019 Class A-1 Notes

Amortization costs incurred in connection with the Previous Credit Facility of $0.4 million were included in interest expense for the year ended December 31, 2022. In connection with the termination of the Previous Credit Facility in August 2022, the Company recognized as a loss on extinguishment of debt of $1.2 million, representing the remaining unamortized debt issuance costs associated with the Previous Credit Facility.

Loss (Gain) on Extinguishment of Debt

The Company purchased of $67.9 million of its 2019 Class A-2-I Notes under par and recognized a $1.7 million gain on extinguishment of debt during the year ended December 31, 2023. In addition, the Company purchased $40 million of its 2019 Class A-2-I Notes under par and recognized a $1.4 million gain on extinguishment of debt during the year ended December 31, 2022.

8. Long-Term Debt (Continued)

In connection with the repayment of the 2019 Class A-2-I Notes, the Company recognized a loss on extinguishment of debt of $1.7 million, representing the remaining unamortized costs related to the 2019 Class A-2-I Notes, during the year ended December 31, 2023.

Maturities of Long-term Debt

- The final maturity of the 2019 Class A-2 Notes is in June 2049, but it is anticipated that, unless repaid earlier, the 2019 Class A-2-II Notes will be repaid in June 2026.
- The final maturity of the 2023 Class A-2 Notes is in March 2053, but it is anticipated that, unless repaid earlier, the 2023 Class A-2 Notes will be repaid in June 2029.
- The renewal date of the Credit Facility is June 2027, subject to two additional one-year extensions at the option of the Company upon the satisfaction of certain conditions.
- Quarterly principal payments on the 2019 Class A-2-II Notes totaling $1.50 million ($6.0 million per annum) are required if the Company's leverage ratio is greater than 5.25x.
- Quarterly principal payments on the 2023 Class A-2 Notes totaling $1.25 million ($5.0 million per annum) are required if the Company's leverage ratio is greater than 5.25x.

9. Financing Obligations

On May 19, 2008, the Company entered into a Purchase and Sale Agreement relating to the sale and leaseback of 181 parcels of real property (the "Sale-Leaseback Transaction"), each of which is improved with a restaurant operating as an Applebee's Neighborhood Grill and Bar (the "Properties"). On June 13, 2008, the closing date of the Sale-Leaseback Transaction, the Company entered into a Master Land and Building Lease ("Master Lease") for the Properties. The proceeds received from the transaction were $337.2 million. The Master Lease calls for an initial term of twenty years and four, five-year options to extend the term.

The Sale-Leaseback Transaction does not qualify as a sale under current U.S. GAAP. Accordingly, the Sale-Leaseback Transaction continues to be recorded under the financing method. The value of the land and leasehold improvements will remain on the Company's books and the leasehold improvements will continue to be depreciated over their remaining useful lives. The net proceeds received were recorded as a financing obligation. A portion of the lease payments is recorded as a decrease to the financing obligation and a portion is recognized as interest expense. In the event the lease obligation of any individual property or group of properties is assumed by a qualified franchisee, the portion of the transaction related to that property or group of properties is recorded as a sale in accordance with U.S. GAAP and the net book value of those properties will be removed from the Company's books, along with a ratable portion of the remaining financing obligation.

As of December 31, 2024, the portion of the original Sale-Leaseback Transaction related to 162 of the 181 Properties has qualified as a sale by assignment of the lease obligation to a qualified franchisee or a release from the lessor. In accordance with the accounting described above, the property and equipment and financing obligations have each been cumulatively reduced by approximately $289.4 million.

As of December 31, 2024, future minimum lease payments under financing obligations during the initial terms of the leases related to the sale-leaseback transactions are as follows:

Fiscal Years	(In millions)
2025	$ 4.1
2026	4.5
2027	4.1
2028	20.7
2029	—
Thereafter	—
Total minimum lease payments	33.4
Less: interest	(8.8)
Total financing obligations	24.6
Less: current portion[1]	(1.3)
Long-term financing obligations	$ 23.3

_____
[1] Included in current maturities of finance lease and financing obligations on the consolidated balance sheets.

10. Leases (Continued)

10. Leases

The Company engages in leasing activity as both a lessee and a lessor. The majority of the Company's lease portfolio originated when the Company was actively involved in the development and financing of IHOP restaurants prior to the franchising of the restaurant to the franchisee. This activity included the Company's purchase or leasing of the site on which the restaurant was located and subsequently leasing/subleasing the site to the franchisee. With a few exceptions, the Company ended this practice in 2003 and the Company's current lease activity is predominantly comprised of renewals of existing lease arrangements and exercises of options on existing lease arrangements.

The Company currently leases from third parties the real property on which approximately 502 IHOP franchisee-operated restaurants and one Applebee's franchisee-operated restaurant are located; the Company (as lessor) subleases the property to the franchisees that operate those restaurants. The Company also leases property it owns to the franchisees that operate 52 IHOP restaurants and one Applebee's restaurant. The Company leases from a third party the real property on which one Fuzzy's company-operated restaurant is located. The Company also leases office space for its principal corporate office in Pasadena, California and a restaurant support center in Irving, Texas. The Company does not have a significant amount of non-real estate leases.

The Company's existing leases/subleases related to IHOP restaurants generally provide for an initial term of 20 to 25 years, with most having one or more five-year renewal options. Leases related to Applebee's restaurants generally have an initial term of 10 to 20 years, with renewal terms of five to 20 years. Option periods were not included in determining liabilities and right-of-use assets related to operating leases. Restaurants associated with approximately 348 of the Company's leases met the sales levels that required variable rent payments to the Company (as lessor), based on a percentage of restaurant sales in 2024. Restaurants associated with approximately 46 of the Company's leases met the sales levels that required variable rent payments by the Company (as lessee), based on a percentage of restaurant sales in 2024.

The individual lease agreements do not provide information to determine the implicit interest rate in the agreements. The Company made significant judgments in determining the incremental borrowing rates that were used in calculating operating lease liabilities. Due to the large number of leases, the Company applied a portfolio approach by grouping the leases based on the original lease term. The Company estimated the interest rate for each grouping primarily by reference to (i) yield rates on debt issuances by companies of a similar credit rating as the Company; (ii) U.S. Treasury rates as of the adoption date; and (iii) adjustments for differences in years to maturity.

The Company's lease cost for the years ended December 31, 2024, 2023, and 2022 was as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Finance lease cost:	(In millions)		
Amortization of right-of-use assets	$ 2.6	$ 2.5	$ 3.6
Interest on lease liabilities	2.9	2.8	4.5
Operating lease cost	74.1	75.3	83.5
Variable lease cost	8.0	7.8	7.6
Short-term lease cost	0.0	0.0	0.0
Sublease income	(106.1)	(110.4)	(106.8)
Lease cost	$ (18.5)	$ (22.0)	$ (7.6)

10. Leases (Continued)

Future minimum lease payments under noncancellable leases as lessee as of December 31, 2024 were as follows:

	Finance Leases	Operating Leases
	(In millions)	
2025	$ 7.6	$ 87.2
2026	7.5	82.8
2027	6.4	63.2
2028	4.8	47.7
2029	4.9	44.6
Thereafter	21.2	149.2
Total minimum lease payments	52.4	474.7
Less: interest/imputed interest	(13.1)	(98.9)
Total obligations	39.3	375.8
Less: current portion	(5.0)	(65.3)
Long-term lease obligations	$ 34.3	$ 310.5

Other lease information is as follows:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
Assets obtained in exchange for operating lease obligations	$ 109.4	$ 47.9	$ 74.9
Assets obtained in exchange for finance lease obligations	$ 6.8	$ 10.5	$ 10.8

The weighted average remaining lease term as of December 31, 2024 was 5.5 years for finance leases and 6.2 years for operating leases. The weighted average discount rate as of December 31, 2024 was 9.2% for finance leases and 6.1% for operating leases.

During the years ended December 31, 2024, 2023 and 2022, the Company made the following cash payments for leases:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
Principal payments on finance lease obligations	$ 5.6	$ 6.4	$ 8.9
Interest payments on finance lease obligations	$ 2.9	$ 2.8	$ 4.5
Payments on operating leases	$ 83.8	$ 75.2	$ 83.5
Variable lease payments	$ 8.0	$ 7.8	$ 7.6

The Company's income from operating leases for the years ended December 31, 2024, 2023 and 2022 was as follows:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
Minimum lease payments	$ 96.0	$ 100.7	96.4
Variable lease income	17.4	17.5	16.9
Total operating lease income	$ 113.4	$ 118.2	$ 113.3

10. Leases (Continued)

Future minimum payments to be received as lessor under noncancellable operating leases as of December 31, 2024 were as follows:

	(In millions)
2025	$ 95.7
2026	82.9
2027	66.0
2028	49.8
2029	42.1
Thereafter	147.4
Total minimum rents receivable	$ 483.9

The Company's income from real estate leases receivable at December 31, 2024, 2023 and 2022 was as follows:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
Selling profit	$ 0.2	$ 0.2	$ 0.9
Interest income	1.2	1.1	1.5
Variable lease income	0.3	0.4	0.7
Total financing lease income	$ 1.7	$ 1.7	$ 3.1

Future minimum payments to be received as lessor under noncancellable real estate leases as of December 31, 2024 were as follows:

	(In millions)
2025	$ 2.5
2026	2.6
2027	2.5
2028	2.5
2029	2.5
Thereafter	12.9
Total minimum rents receivable	25.5
Less: unearned income	(7.2)
Total real estate leases receivable	18.3
Less: current portion	(1.4)
Long-term real estate leases receivable	$ 16.9

11. Commitments and Contingencies

Purchase Commitments

In some instances, the Company enters into commitments to purchase advertising and other items. Most of these agreements are fixed price purchase commitments. At December 31, 2024, the outstanding purchase commitments were $129.3 million, of which $77.7 million related to advertising commitments over the next twelve months.

Lease Guarantees

In connection with the refranchising of Applebee's restaurants to franchisees, the Company has, in certain cases, guaranteed or had potential continuing liability for lease payments. The Company had outstanding lease guarantees or was contingently liable for approximately $345.0 million and $402.1 million as of December 31, 2024 and 2023, respectively. These amounts represent the maximum potential liability of future payments under these leases. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from 2025 through 2058. Excluding unexercised option periods, the Company's potential liability for future payments under these leases as of December 31, 2024 was $90.5 million. In the event of default, the indemnity and default clauses in our sale or assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities for these guarantees have been recorded as of December 31, 2024.

11. Commitments and Contingencies (Continued)

Litigation, Claims and Disputes

The Company is subject to various lawsuits, governmental inspections, administrative proceedings, audits, and claims arising in the ordinary course of business. Some of these lawsuits purport to be class actions and/or seek substantial damages. The Company is required to record an accrual for litigation loss contingencies that are both probable and reasonably estimable. Legal fees and expenses associated with the defense of the Company's litigation are expensed as such fees and expenses are incurred. In the opinion of management, these matters are adequately covered by insurance or, if not so covered, are without merit or are of such a nature or involve amounts that would not have a material adverse impact on the Company's business or consolidated financial statements. Management regularly assesses the Company's insurance deductibles, analyzes litigation information with the Company's attorneys and evaluates its loss experience in connection with pending legal proceedings. While the Company does not presently believe that any of the legal proceedings to which the Company is currently a party will ultimately have a material adverse impact on the Company, there can be no assurance that the Company will prevail in all the proceedings the Company is party to, or that the Company will not incur material losses from them.

Letters of Credit

The Company provides letters of credit, primarily to various insurance carriers to collateralize obligations for outstanding claims. As of December 31, 2024, the Company had approximately $0.6 million of unused letters of credit outstanding that reduce the Company's available borrowing under its 2022 Class A-1 Notes. These letters of credit expire on various dates in 2025 and are automatically renewed for an additional year if no cancellation notice is submitted.

12. Stockholders' Deficit

Stock Repurchase Programs

In February 2019, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to $200 million of the Company's common stock (the "2019 Repurchase Program") on an opportunistic basis from time to time in the open market or in privately negotiated transactions based on business, market, applicable legal requirements and other considerations. The 2019 Repurchase Program, as approved by the Board of Directors, does not require the repurchase of a specific number of shares and can be terminated at any time.

On February 17, 2022, the Company's Board of Directors authorized a new share repurchase program, effective April 1, 2022, of up to $250 million (the "2022 Repurchase Program"). In connection with the approval of the 2022 Repurchase Program, the 2019 Repurchase Program terminated effective April 1, 2022.

A summary of shares repurchased under the 2022 Repurchase Program and the 2019 Repurchase Program, during the years ended December 31, 2024, 2023 and 2022, and cumulatively for each program, is as follows:

	Shares	Cost of shares
		(In millions)
2022 Repurchase Program		
Repurchased during the year ended December 31, 2024	269,621	$ 12.0
Repurchased during the year ended December 31, 2023	446,189	$ 26.1
Repurchased during the year ended December 31, 2022	1,149,589	$ 78.7
Cumulative (life-of-program) repurchases	1,865,399	$ 116.8
Remaining dollar value of shares that may be repurchased	n/a	$ 133.2
2019 Repurchase Program		
Repurchased during the year ended December 31, 2022	588,108	$ 41.4
Repurchased during the year ended December 31, 2021	59,099	$ 4.5
Repurchased during the year ended December 31, 2020	459,899	$ 26.5
Cumulative (life-of-program) repurchases	2,344,804	$ 175.8
Remaining dollar value of shares that may be repurchased (1)	n/a	n/a

(1) In connection with the 2022 Repurchase Program, the 2019 Repurchase Program terminated effective April 1, 2022.

12. Stockholders' Deficit (Continued)

Dividends

During the fiscal years ended December 31, 2024, 2023 and 2022, the Company declared and paid dividends on common stock as follows:

Year ended December 31, 2024	Declaration Date	Payment Date	Dividends declared per share	Dividends paid per share	Total dividends paid[1]
					(In millions)
Payment of prior year declaration	(3)	January 5, 2024	$ —	$ 0.51	$ 7.7
First quarter	February 26, 2024	April 5, 2024	0.51	0.51	7.9
Second quarter	May 14, 2024	July 5, 2024	0.51	0.51	7.8
Third quarter	September 5, 2024	October 8, 2024	0.51	0.51	7.8
Fourth quarter	November 22, 2024	(2)	0.51	—	—
Total			$ 2.04	$ 2.04	$ 31.3

Year ended December 31, 2023	Declaration Date	Payment Date	Dividends declared per share	Dividends paid per share	Total dividends paid[1]
Payment of prior year declaration	(4)	January 6, 2023	$ —	$ 0.51	$ 8.0
First quarter	February 21, 2023	March 31, 2023	0.51	0.51	8.0
Second quarter	May 11, 2023	July 7, 2023	0.51	0.51	7.9
Third quarter	September 7, 2023	September 29, 2023	0.51	0.51	7.8
Fourth quarter	November 30, 2023	(3)	0.51	—	—
Total			$ 2.04	$ 2.04	$ 31.7

Year ended December 31, 2022	Declaration Date	Payment Date	Dividends declared per share	Dividends paid per share	Total dividends paid[1]
Payment of prior year declaration	(5)	January 7, 2022	$ —	$ 0.40	$ 6.9
First quarter	February 17, 2022	April 1, 2022	0.46	0.46	7.8
Second quarter	May 12, 2022	July 8, 2022	0.51	0.51	8.2
Third quarter	September 9, 2022	September 30, 2022	0.51	0.51	8.1
Fourth quarter	December 2, 2022	(4)	0.51	$ —	$ —
Total			$ 1.99	$ 1.88	$ 31.0

(1) Includes dividend equivalents paid on restricted stock units.

(2) The fourth quarter 2024 dividend of $7.8 million was paid on January 7, 2025.

(3) The fourth quarter 2023 dividend of $7.7 million was paid on January 5, 2024.

(4) The fourth quarter 2022 dividend of $8.0 million was paid on January 6, 2023.

(5) The fourth quarter 2021 dividend of $6.9 million was paid on January 7, 2022.

Dividends declared on common stock are recorded as a reduction of retained earnings to the extent retained earnings are available at the close of the period prior to the date of the declared dividend. Dividends in excess of retained earnings are recorded as a reduction of additional paid-in capital. All dividends declared during the fiscal years ended December 31, 2024, 2023 and 2022 were declared from retained earnings.

12. Stockholders' Deficit (Continued)

Treasury Stock

Repurchases of the Company's common stock are included in treasury stock at the cost of shares repurchased plus any transaction costs. Treasury stock may be re-issued when vested stock options are exercised, when restricted stock awards are granted and when restricted stock units settle in stock upon vesting. The cost of treasury stock re-issued is determined on the first-in, first-out ("FIFO") method. The Company re-issued 311,955 shares, 281,161 shares and 205,293 shares, respectively, during the years ended December 31, 2024, 2023 and 2022 at a total FIFO cost of $15.1 million, $13.5 million and $9.6 million, respectively.

13. Closure and Long-lived Tangible Asset Impairment Charges

Closure and long-lived tangible asset impairment charges for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
Closure charges	$ 2.2	$ 1.6	$ 1.7
Long-lived tangible asset impairment	0.0	2.0	1.4
Total closure and long-lived tangible asset impairment charges	$ 2.2	$ 3.6	$ 3.1

Closure Charges

The closure charges of $2.2 million for the year ended December 31, 2024 comprised of $1.5 million for revisions to existing closure reserves, including accretion, for approximately 21 IHOP restaurants closed prior to 2023, and $0.6 million related to the conversion of approximately 20,000 square feet of office space in the Leawood, Kansas restaurant support center to a remote work model in February 2024.

The closure charges of $1.6 million for the year ended December 31, 2023 primarily related to revisions to existing closure reserves, including accretion, for approximately 40 restaurants closed prior to 2022. The closure charges of $1.7 million for the year ended December 31, 2022 comprised of $1.3 million for revisions to existing closure reserves, including accretion for approximately 40 restaurants closed prior to 2021 and $0.4 million related to three IHOP restaurants closed in 2022.

Long-lived Tangible Asset Impairment

Long-lived tangible asset impairment charges for the year ended December 31, 2024 were insignificant. The long-lived asset impairment of $2.0 million for the year ended December 31, 2023 primarily related to four IHOP subleased restaurants for which the carrying amount exceeded the future projected cash flows. The long-lived asset impairment of $1.4 million for the year ended December 31, 2022 primarily related to five IHOP subleased restaurants for which the carrying amount exceeded the future projected cash flows. The primary method of estimating fair value is based on a discounted cash flow analysis. The Company also considers factors such as sales trends, cash flow trends, remaining lease life and other factors which apply on a case-by-case basis. For locations owned by the Company, current purchase offers, if any, or valuations from independent third party sources are utilized, if available. The analysis is performed at the restaurant level for indicators of impairment. The impairment recorded represented the difference between the carrying value and the estimated fair value. The impairments primarily related to operating lease right-of-use assets.

14. Stock-Based Incentive Plans

General Description

Currently, the Company is authorized to grant stock options, stock appreciation rights, restricted stock, cash-settled and stock-settled restricted stock units and performance units to officers, other employees and non-employee directors under the Dine Brands Global, Inc. 2019 Stock Incentive Plan (the "2019 Plan"). The 2019 Plan was approved by stockholders on May 14, 2019 to permit the issuance of up to 2,050,000 shares (subject to adjustment as defined in the 2019 Plan for shares that may become available from prior plans) of the Company's common stock for incentive stock awards. The 2019 Plan was amended and approved by stockholders on May 14, 2022 to permit the issuance of an additional 2,020,000 shares (subject to adjustment

14. Stock-Based Incentive Plans (Continued)

as defined in the 2019 Plan Amendment for shares that may become available from prior plans) of the Company's common stock for incentive stock awards. The 2019 Plan will expire in May 2029.

The Dine Brands Global, Inc. 2016 Stock Incentive Plan (the "2016 Plan") was adopted in 2016 to permit the issuance of up to 3,750,000 shares of the Company's common stock for incentive stock awards. The 2016 Plan was terminated upon adoption of the 2019 Plan, but there are stock options (vested and unvested) and unvested restricted stock and restricted stock units issued under the 2016 Plan that are outstanding as of December 31, 2024.

The DineEquity, Inc. 2011 Stock Incentive Plan (the "2011 Plan") was adopted in 2011 to permit the issuance of up to 1,500,000 shares of the Company's common stock for incentive stock awards. The 2011 Plan was terminated upon adoption of the 2016 Plan, but there are vested stock options issued under the 2011 Plan that are outstanding as of December 31, 2024.

The 2019 Plan, 2016 Plan and the 2011 Plan are collectively referred to as the "Plans."

Stock-Based Compensation Expense

From time to time, the Company has granted non-qualified stock options, restricted stock, cash-settled and stock-settled restricted stock units and performance units to officers, other employees and non-employee directors of the Company under the Plans. The non-qualified stock options generally vest ratably over a three-year period in one-third increments and have a maturity of ten years from the grant date. Options vest immediately upon a change in control of the Company, as defined in the Plans. Option exercise prices equal the closing price of the Company's common stock on the New York Stock Exchange on the date of grant. Restricted stock and restricted stock units are issued at no cost to the holder and vest over terms determined by the Compensation Committee of the Company's Board of Directors, generally either three years from the date of grant or in one-third increments over three years, as well as immediately upon a change in control of the Company, as defined in the Plans. The Company either utilizes treasury stock or issues new shares from its authorized but unissued share pool when vested stock options are exercised, when restricted stock awards are granted and when restricted stock units settle in stock upon vesting. See *Note 12, Stockholders' Deficit*, of Notes to the Consolidated Financial Statements, for treasury shares utilized related to equity grants during the years ended December 31, 2024, 2023 and 2022.

The following table summarizes the Company's stock-based compensation expense included as a component of general and administrative expenses in the Consolidated Financial Statements:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In millions)		
Stock-based compensation expense			
Equity classified awards expense	$ 16.0	$ 12.0	$ 16.2
Liability classified awards expense	0.3	(1.4)	1.4
Total stock-based compensation expense	16.3	10.6	17.6

As of December 31, 2024, total unrecognized compensation cost related to restricted stock and restricted stock units of $15.2 million and $2.6 million related to stock options is expected to be recognized over a weighted average period of approximately 1.4 years for restricted stock and restricted stock units and 1.4 years for stock options.

Equity Classified Awards - Stock Options

The per share fair values of the stock options granted have been estimated as of the date of grant using the Black-Scholes option pricing model. The Black-Scholes model considers, among other factors, the expected life of the option and the historical volatility of the Company's stock price. The Black-Scholes model meets the requirements of U.S. GAAP, but the fair values generated by the model may not be indicative of the actual fair values of the Company's stock-based awards.

14. Stock-Based Incentive Plans (Continued)

The following table summarizes the assumptions used in the Black-Scholes model for stock options granted in the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Risk free interest rate	4.3 %	4.4 %	1.7 %
Weighted average historical volatility	70.2 %	70.9 %	70.1 %
Dividend yield	4.2 %	2.7 %	2.6 %
Expected years until exercise	4.5	4.5	4.5
Weighted average fair value of options granted	$ 22.26	$ 37.35	$ 33.23

Stock option activity for the years ended December 31, 2024, 2023 and 2022 is summarized as follows:

	Number of Shares Under Option	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2021	475,904	76.65		
Granted	75,795	70.08		
Exercised	(3,505)	68.80		
Forfeited	(6,171)	81.13		
Expired	(2,448)	94.43		
Outstanding at December 31, 2022	539,575	75.65		
Granted	74,390	74.94		
Exercised	(69,443)	54.90		
Forfeited	(20,876)	79.11		
Expired	(61,140)	82.47		
Outstanding at December 31, 2023	462,506	77.59		
Granted	133,729	49.06		
Exercised	—	—		
Forfeited	(14,717)	56.03		
Expired	(56,872)	87.07		
Outstanding at December 31, 2024	524,646	69.89	6.01	$ —
Vested and Expected to Vest at December 31, 2024	509,056	$ 70.38	5.92	$ —
Exercisable at December 31, 2024	344,411	$ 76.38	4.60	$ —

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023, and 2022 was zero, $1.1 million and $36.9 thousand, respectively.

Cash received from options exercised under all stock-based payment arrangements for the years ended December 31, 2024, 2023 and 2022 was zero, $3.8 million and $0.2 million, respectively. The actual tax benefit realized for the tax deduction from option exercises under the stock-based payment arrangements totaled zero, $0.3 million and $9.2 thousand, respectively, for the years ended December 31, 2024, 2023 and 2022.

14. Stock-Based Incentive Plans (Continued)

Equity Classified Awards - Restricted Stock and Restricted Stock Units

Activity in equity classified awards of restricted stock and restricted stock units for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Shares of Restricted Stock	Weighted Average Grant-Date Per Share Fair Value	Restricted Stock Units	Weighted Average Grant-Date Per Share Fair Value
Outstanding at December 31, 2021	276,611	80.85	105,592	71.00
Granted	201,789	70.12	60,914	49.36
Released	(98,864)	86.36	(42,611)	66.63
Forfeited	(23,636)	75.89	—	—
Outstanding at December 31, 2022	355,900	73.57	123,895	62.11
Granted	211,820	73.12	21,731	74.01
Released	(165,533)	73.64	(47,857)	64.04
Forfeited	(63,565)	73.15	(39,294)	77.23
Outstanding at December 31, 2023	338,622	73.33	58,475	54.07
Granted	311,955	47.55	32,630	49.06
Released	(155,368)	74.37	(18,115)	73.97
Forfeited	(73,750)	60.10	(37)	74.94
Outstanding at December 31, 2024	421,459	$ 56.18	72,953	$ 46.83

Liability Classified Awards - Cash-settled Restricted Stock Units

The Company has granted cash-settled restricted stock units to certain employees in the past. These instruments are recorded as liabilities at fair value as of the respective period end.

	Cash-Settled Restricted Stock Units
Outstanding at December 31, 2021	12,799
Granted	67
Released	(12,866)
Forfeited	—
Outstanding at December 31, 2022	—
Outstanding at December 31, 2023	—
Outstanding at December 31, 2024	—

There were no liabilities outstanding related to cash-settled restricted stock units at December 31, 2024 and 2023. There was no stock-based compensation expense related to cash-settled restricted stock units for the year ended December 31, 2024 and December 31, 2023. For the year ended December 31, 2022, $0.2 million was included as stock-based compensation expense related to cash-settled restricted stock units.

Liability Classified Awards - Long-Term Incentive Awards

The Company has granted cash long-term incentive awards to certain employees ("LTIP awards"). Annual LTIP awards vest over a three-year period and are determined using a multiplier from 0% to 200% of the target award based on the total stockholder return of the Company's common stock compared to the total stockholder returns of a peer group of companies. Though LTIP awards are only paid in cash, since the multiplier is primarily based on the price of the Company's common stock, the awards are considered stock-based compensation in accordance with U.S. GAAP and are classified as liabilities. The expense related to the LTIP awards included an expense of $0.2 million, a credit of $1.4 million and an expense of $1.2 million, for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024 and 2023, a liability of $0.8 million and $0.7 million, respectively, was included as other non-current liabilities in the Consolidated Balance Sheets.

15. Employee Benefit Plans

401(k) Savings and Investment Plan

Effective January 1, 2013, the Company amended the Dine Brands Global, Inc. 401(k) Plan to (i) modify the Company matching formula and (ii) eliminate the one-year completed service requirement that previously had to be met to become eligible for Company matching contributions. As amended, the Company matches 100% of the first four percent of the employee's eligible compensation deferral and 50% of the next two percent of the employee's eligible compensation deferral. All contributions under this plan vest immediately. Company common stock is not an investment option for employees in the 401(k) Plan, other than shares transferred from a prior employee stock ownership plan. Substantially all of the administrative cost of the 401(k) plan is borne by the Company. The Company's matching contribution expense was $3.4 million, $3.3 million and $3.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

16. Income Taxes

The provision for income taxes for the years ended December 31, 2024, 2023 and 2022 was as follows:

		Year Ended December 31,				
		2024		**2023**		**2022**
			(In millions)			
Current						
Federal	$	25.0	$	25.6	$	27.5
State		3.8		0.6		5.5
Foreign		2.0		2.2		1.8
		30.8		28.4		34.8
Deferred						
Federal		(8.1)		(1.2)		(3.8)
State		2.0		(12.6)		2.7
		(6.1)		(13.8)		(1.1)
Provision for income taxes	$	24.7	$	14.5	$	33.7

The provision for income taxes differs from the expected federal income tax rates as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
Non-deductibility of goodwill	0.4	—	0.8
Non-deductibility of officer's compensation	1.1	1.1	2.9
State and other taxes, net of federal tax benefit	3.9	3.8	3.1
State income tax audit settlement	—	(13.5)	—
Excess tax deficiencies or (benefits)	1.2	(0.7)	(0.5)
Change in unrecognized tax benefits	—	1.1	—
Change in valuation allowance	0.8	0.7	(0.3)
Changes in tax rates and state tax laws	0.6	—	3.4
General business credits	(0.7)	(0.7)	(1.4)
Other	(0.8)	0.2	0.3
Effective tax rate	27.5 %	13.0 %	29.3 %

The fiscal year 2024 effective tax rate of 27.5% applied to pretax book income was different than the statutory Federal income tax rate of 21% primarily due to state and local taxes and a lower tax deduction related to stock-based compensation.

Note 16. Income Taxes (Continued)

The fiscal year 2023 effective tax rate of 13.0% applied to pretax book income was different than the statutory Federal income tax rate of 21% primarily due to the conclusion of a state income tax settlement, resulting in a net income tax benefit of $15.1 million.

The fiscal year 2022 effective tax rate of 29.3% applied to pretax book income was different than the statutory Federal income tax rate of 21% due to state and local income taxes and the non-deductibility of executive compensation. The effective tax rate further increased due to the increase in the effective state tax rate applied to revaluing deferred tax balances. The increase in the effective state tax rate was due to the non-recurring refranchising of 69 Applebee's company-operated restaurants in the fourth quarter of 2022 and various state legislative changes.

The Company files federal income tax returns and the Company or one of its subsidiaries file income tax returns in various state and international jurisdictions. With few exceptions, the Company is no longer subject to federal tax examinations by tax authorities for years before 2021 and state or non-United States tax examinations by tax authorities for years before 2019. The Company believes that adequate reserves have been recorded relating to all matters contained in the tax periods open to examination.

Net deferred tax assets (liabilities) at December 31, 2024 and 2023 consisted of the following components:

	2024	2023
	(In millions)	
Lease liabilities	$ 104.3	$ 93.2
Employee compensation	8.8	9.4
Revenue recognition	38.9	37.2
Tax attributes	13.5	14.9
Other	8.1	4.5
Deferred tax assets	173.6	159.2
Valuation allowance	(5.0)	(4.4)
Total deferred tax assets after valuation allowance	168.6	154.8
Recognition of franchise and equipment sales	(3.3)	(4.9)
Capitalization and depreciation[1]	(122.1)	(123.7)
Lease assets	(96.1)	(85.5)
Other	(1.7)	(1.5)
Deferred tax liabilities	(223.2)	(215.6)
Net deferred tax liabilities	$ (54.6)	$ (60.8)

_____

[1] Primarily related to the 2007 Applebee's acquisition.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact management's view with regards to future realization of deferred tax assets. Management believes that the future realizability of benefits arising from foreign tax credit carryforwards and certain state net operating loss carryforwards does not meet the more-likely-than-not threshold. In recognition of this risk, there is a valuation allowance of $5.0 million as of December 31, 2024.

The Company had gross operating loss carryforwards for state tax purposes of $113.7 million and $127.8 million as of December 31, 2024 and 2023, respectively. Certain net operating loss carryforwards will expire in 2029 if not utilized. The Company had income tax credit carryforwards of $7.5 million and $7.4 million as of December 31, 2024 and 2023, respectively. Certain income tax credit carryforwards will begin to expire in 2029 if not utilized.

The total gross unrecognized tax benefit as of December 31, 2024 and 2023 was $2.5 million and $3.5 million, respectively, excluding interest, penalties and related income tax benefits. If recognized, these amounts would affect the Company's effective income tax rates.

The Company estimates the unrecognized tax benefits may decrease over the upcoming 12 months by $0.2 million related to settlements with taxing authorities and/or statute of limitations expirations. For the remaining liability, due to the

Note 16. Income Taxes (Continued)

uncertainties related to these tax matters, the Company is unable to make a reasonable estimate as to when cash settlement with a taxing authority will occur. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,					
	2024		2023		2022	
	(In millions)					
Unrecognized tax benefit as of January 1	$	3.5	$	2.1	$	1.9
Changes for tax positions of prior years		—		—		0.1
Increases for tax positions related to the current year		0.4		1.9		0.4
Decreases relating to settlements and lapsing of statutes of limitations		(1.4)		(0.5)		(0.3)
Unrecognized tax benefit as of December 31	$	2.5	$	3.5	$	2.1

As of December 31, 2024, the accrued interest was $0.8 million, excluding any related income tax benefits. As of December 31, 2023, the accrued interest and penalties were $0.9 million and less than $0.1 million, respectively, excluding any related income tax benefits. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as a component of the income tax provision recognized in the Consolidated Statements of Comprehensive Income.

17. Net Income Per Share

The computation of the Company's basic and diluted net income per share is as follows:

	Year Ended December 31,					
	2024		2023		2022	
	(in thousands, except per share data)					
Numerator for basic and diluted income per common share						
Net income	$	64,890	$	97,176	$	81,111
Less: Net income allocated to unvested participating restricted stock		(1,915)		(2,317)		(2,174)
Net income available to common stockholders - basic		62,975		94,859		78,937
Effect of unvested participating restricted stock		—		—		1
Numerator - income available to common shareholders - diluted	$	62,975	$	94,859	$	78,938
Denominator						
Weighted average outstanding shares of common stock - basic		14,931		15,233		15,873
Effect of dilutive securities:						
Stock options		—		9		28
Weighted average outstanding shares of common stock - diluted		14,931		15,242		15,901
Net income per common share						
Basic	$	4.22	$	6.23	$	4.97
Diluted	$	4.22	$	6.22	$	4.96

18. Segment Reporting

The chief executive officer is the Company's chief operating decision maker ("CODM"). The CODM uses each segments' revenue and operating profit to assess its performance.

The CODM uses revenue and operating profit for each segment primarily in the annual budget and forecasting process, and in the quarterly budget-to-actual analysis when making decisions about the allocation of operating and capital resources to each segment. The CODM also uses operating profit to assess the performance of each segment by comparing the results of each segment with one another and in determining the compensation of certain employees. The CODM does not consider asset information when evaluating operating segments, therefore total segment assets are not presented.

Information on segments and a reconciliation of operating profit to income before income taxes is as follows:

	Year Ended December 31, 2024				
	Franchise	Company Restaurants	Rental	Financing	Total
	(In millions)				
Revenues	$ 686.0	$ 9.3	$ 115.3	$ 1.8	$ 812.3
Less: Advertising revenue	290.4	—	—	—	290.4
Revenues excluding advertising revenue	**395.5**	**9.3**	**115.3**	**1.8**	**521.9**
Less:					
Interest expense from finance leases	—	—	2.9	—	2.9
Depreciation and amortization	1.4	(0.6)	10.1	—	11.0
Other segment items[a]	48.0	10.5	73.9	0.3	132.7
Segment profit	**346.1**	**(0.6)**	**28.4**	**1.5**	**375.3**
Stock based compensation (direct)	5.7	—	—	—	5.7
Gain on disposition of assets	—	(2.2)	(1.0)	—	(3.2)
Other G&A expenses (direct and allocated)	119.3	—	—	—	119.3
Segment operating profit	$ 221.0	$ 1.6	$ 29.4	$ 1.5	$ 253.5
Reconciliation of segment operating profit					
Segment operating profit					$ 253.5
Depreciation and amortization (unallocated)					17.4
Stock based compensation (unallocated)					10.2
Other G&A expenses (unallocated)					44.2
Interest expense, net					72.1
Closure and impairment charges					9.3
Amortization of intangible assets					10.8
Income before income taxes					$ 89.5

18. Segment Reporting (Continued)

	Year Ended December 31, 2023				
	Franchise	Company Restaurants	Rental	Financing	Total
	(In millions)				
Revenues	$ 706.4	$ 2.1	$ 120.0	$ 2.6	$ 831.1
Less: Advertising revenue	300.8	—	—	—	300.8
Revenues excluding advertising revenue	**405.6**	**2.1**	**120.0**	**2.6**	**530.3**
Less:					
Interest expense from finance leases	—	—	2.8	—	2.8
Depreciation and amortization	1.1	(0.2)	10.5	—	11.4
Other segment items[a]	42.5	2.4	74.2	0.4	119.4
Segment profit	**362.0**	**0.0**	**32.5**	**2.2**	**396.7**
Stock based compensation (direct)	2.5	—	—	—	2.5
Loss on disposition of assets	—	0.2	0.3	—	0.6
Other G&A expenses (direct and allocated)	126.9	—	—	—	126.9
Segment operating profit	$ **232.5**	$ **(0.2)**	$ **32.2**	$ **2.2**	$ **266.7**
Reconciliation of segment operating profit					
Segment operating profit					$ **266.7**
Depreciation and amortization (unallocated)					13.3
Stock based compensation (unallocated)					9.5
Other G&A expenses (unallocated)					45.8
Loss on disposition of assets (unallocated)					1.8
Interest expense, net					70.1
Closure and impairment charges					3.6
Amortization of intangible assets					10.9
Income before income taxes					$ **111.7**

18. Segment Reporting (Continued)

	Year Ended December 31, 2022				
	Franchise	Company Restaurants	Rental	Financing	Total
	(In millions)				
Revenues	$ 662.4	$ 126.9	$ 116.5	$ 3.6	$ 909.4
Less: Advertising revenue	289.3	—	—	—	289.3
Revenues excluding advertising revenue	**373.1**	**126.9**	**116.5**	**3.6**	**620.1**
Less:					
Interest expense from finance leases	—	—	3.0	—	3.0
Depreciation and amortization	4.8	0.0	10.7	—	15.5
Other segment items[a]	27.9	121.7	74.3	0.4	224.3
Segment profit	**340.5**	**5.2**	**28.5**	**3.2**	**377.3**
Stock based compensation (direct)	6.0	—	—	—	6.0
Gain on disposition of assets	—	0.0	(2.5)	—	(2.5)
Other G&A expenses (direct and allocated)	113.5	—	—	—	113.5
Segment operating profit	$ **221.0**	$ **5.2**	$ **31.0**	$ **3.2**	$ **260.3**
Reconciliation of segment operating profit					
Segment operating profit					$ **260.3**
Depreciation and amortization (unallocated)					11.9
Stock based compensation (unallocated)					10.1
Other G&A expenses (unallocated)					49.1
Interest expense, net					60.9
Closure and impairment charges					3.1
Amortization of intangible assets					10.6
Gain on extinguishment of debt					(0.2)
Income before income taxes					$ **114.8**

_____

(a) For each reportable segment, the other segment item category includes:

  Franchise: Costs of proprietary products, bad debt expense, pre-opening training expenses and other franchise-related costs.

  Company Restaurants: Operating expenses at company-operated restaurants and include food, beverage, labor, benefits, utilities, rent and other operating costs.

  Rental: Costs of operating leases and interest expense of finance leases on franchisee-operated restaurants.

  Financing: Costs of restaurant equipment.

19. Business Acquisition

Fuzzy's Acquisition

On December 13, 2022, the Company purchased all of the issued and outstanding membership interests of Fuzzy's for approximately $80 million in cash, pursuant to the Membership Interest Purchase Agreement, dated as of December 2, 2022, with Fuzzy's becoming a wholly-owned subsidiary of the Company. Fuzzy's is a dining company that develops, franchises and operates casual dining restaurants that offer a specialized menu of Baja-style Mexican food under the Fuzzy's Taco Shop brand. The Company acquired Fuzzy's as part of the Company's goal to invest in a high growth concept to accelerate growth.

The Company reviewed the SEC guidance in Regulation S-X on the significance of an acquired business that determines if an acquired business is required to provide financial statements and pro forma statements if the business exceeds 20% significance to the Company. Based on the three required tests (asset, investment and income) that were performed by the Company, the acquisition was not deemed to be a significant acquisition, and therefore the required disclosures are limited in

19. Business Acquisition (Continued)

these Consolidated Financial Statements. The results of operations related to Fuzzy's have been included in the consolidated results of the Company subsequent to the acquisition date.

The acquisition of Fuzzy's has been accounted for using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*, with the Company treated as the accounting acquirer, which requires that the assets acquired and liabilities assumed be recognized at their acquisition date fair value. The Company received a third-party actuarial valuation report to determine the fair value assigned to the assets acquired and liabilities assumed.

The intangible assets acquired include franchising rights with a useful life of 20 years and a tradename with an indefinite useful life (see *Note 7 - Other Intangible Assets*). The fair value of franchising rights was estimated based on the estimated future cash flows to be generated from these franchise agreements. The earnings expected to be generated by the franchising rights were forecasted over the estimated duration of the intangible asset. The earnings were then discounted to present value at a rate commensurate with the risk of the asset. The fair value of the tradename was based on the multi-period excess earnings method, a variation of the income approach, using cash flows ("excess earnings") attributable only to the tradename intangible asset. These excess earnings were discounted to present value at a rate commensurate with the risk of the asset.

The fair value of the tangible personal property and other working capital assets and liabilities was assumed to approximate book value.

Operating lease liabilities were calculated using the present value of lease payments not yet paid and operating lease assets were calculated based upon the operating lease liabilities adjusted for prepayments or accrued lease payments. The contractual rent payments were determined to approximate market rates.

The following table summarizes the estimated fair value of net assets acquired at December 13, 2022:

	(In millions)
Receivables and other current assets	$ 1.1
Property and equipment and other non-current assets	2.1
Tradename	57.2
Franchise agreements	14.8
Other intangible assets	0.5
Goodwill	7.0
Accounts payable and other liabilities	(4.4)
Net cash paid for acquisition	$ 78.3

The excess of the purchase price over the fair value of identifiable net assets acquired amounted to approximately $7.0 million. The acquisition goodwill arises from the expected synergies from combining the operations of the Company and Fuzzy's. During the allowable allocation period in 2023, the Company recorded a $0.1 million purchase price adjustment.

Acquisition of Applebee's Restaurants

On November 11, 2024, the Company entered into a cooperation agreement with a former Applebee's franchisee to acquire 15 Applebee's restaurants across Tennessee, Arkansas, Illinois, Kentucky, Missouri, and Mississippi. The Company entered into the transaction to invest in the system, improve operations through innovation tests and create a blueprint for franchisee success and growth for the Company. The transaction was structured as a non-cash transaction, with no consideration transferred by the Company, resulting in a $0.6 million gain on bargain purchase, which is recognized in the general and administrative expenses in the Consolidated Statements of Comprehensive Income as of December 31, 2024.

19. Business Acquisition (Continued)

The following table summarizes the estimated fair value of net assets acquired at the date of acquisition:

	(In millions)
Equipment and fixtures	$ 1.1
Inventory and other current assets	0.2
Total identifiable assets acquired	1.3
Liabilities assumed	(0.7)
Bargain purchase gain	$ 0.6

On November 19, 2024, the Company entered into an Agreement for the Purchase and Sale of Assets with an Applebee's franchisee to acquire 41 Applebee's restaurants across Georgia and Texas for a total purchase price of $8.3 million. The Company entered into the transaction to invest in the system, improve operations through innovation tests and create a blueprint for franchisee success and growth for the Company. There were no significant indirect costs related to the transaction as of December 31, 2024.

The following table summarizes the recognized amount of assets acquired and liabilities assumed at the date of acquisition:

	(In millions)
Equipment and fixtures	$ 12.0
Inventory and other current assets	0.9
Reacquired franchise rights	0.3
Off-market leases	(4.1)
Total identifiable assets acquired	9.1
Liabilities assumed	(3.6)
Total identifiable net assets	5.5
Goodwill	2.8
Consideration transferred	$ 8.3

The purchase price allocation is preliminary, subject to finalization of certain transition cut-off adjustments typical with transactions of this nature. There are no significant unresolved contingencies. The Company does not expect there will be material adjustments to the preliminary purchase price allocation.

The results of operation of these restaurants are included in the Company's consolidated results from the acquisition date. The Company has not presented pro forma results of the restaurants for periods prior to the acquisition because the business is not considered significant as measured by the amount of the Company's investment in and assets of the business relative to the Company's consolidated balance sheet and by the income before income taxes of the business relative to the Company's average consolidated income before income taxes for the most recent five-year period excluding loss years.

20. Refranchising of Company-Operated Restaurants

On November 19, 2024, the Company completed the refranchising and sale of related restaurant assets of nine company-operated Applebee's restaurants in Texas to a franchisee. As part of the transaction, the Company entered into an asset purchase agreement and nine franchise agreements. The Company received cash of $1.4 million and a note receivable for $5.9 million. After derecognizing the assets sold, the Company recognized a gain of $1.8 million on the refranchising and sale of related restaurant assets during the year ended December 31, 2024 which is recognized in the (Gain) loss on disposition of assets in the Consolidated Statements of Comprehensive Income.

21. Subsequent Events

On February 21, 2025, our Board of Directors declared a first quarter 2025 cash dividend of $0.51 per share of common stock, payable on April 4, 2025 to the stockholders of record as of the close of business on March 17, 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such terms are defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act of 1934, as amended, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their assessment as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 29, 2024 based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 29, 2024.

The effectiveness of our internal control over financial reporting as of December 29, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dine Brands Global, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Dine Brands Global, Inc. and Subsidiaries' internal control over financial reporting as of December 29, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dine Brands Global, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 29, 2024, based on the COSO criteria**.**

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 29, 2024 and December 31, 2023, the related consolidated statements of comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended December 29, 2024, and the related notes and our report dated March 5, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

Los Angeles, California

March 5, 2025

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Securities Trading Plans of Directors and Executive Officers

During the fourth quarter of fiscal 2024, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified, or terminated a Rule 10b5-1 trading plan or a non-Rule 10b5-1 trading arrangement for our securities (as defined in Item 408(c) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance.

The information included in the sections entitled "Corporate Governance," "Section 16(a) Beneficial Ownership Reporting Compliance," "Information about our Executive Officers" and "Proposal One: Election of Directors" to be set forth in our Proxy Statement for the 2025 Annual Meeting of Shareholders ("2025 Proxy Statement") is hereby incorporated by reference into this Item.

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our officers, employees and members of our Board of Directors that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.

Item 11. Executive Compensation.

The information included in the sections entitled "Executive Compensation," "Director Compensation" and "Compensation Committee Interlocks and Insider Participation" to be set forth in our 2025 Proxy Statement is hereby incorporated by reference into this Item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information included in the section entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" to be set forth in our 2025 Proxy Statement is hereby incorporated by reference into this Item. Please refer to *Note 14 - Stock-Based Incentive Plans*, of the Notes to the Consolidated Financial Statements for a description of the Plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information included in the sections entitled "Corporate Governance—Certain Relationships and Related Person Transactions" and "Corporate Governance—Director Independence" to be set forth in our 2025 Proxy Statement is hereby incorporated by reference into this item.

Item 14. Principal Accountant Fees and Services.

The information included in the section entitled "Audit-Related Matters" to be set forth in our 2025 Proxy Statement is hereby incorporated by reference into this item.

Item 15.   Exhibits and Financial Statement Schedules.

(a)(1) Consolidated Financial Statements

The following documents are contained in Part II, Item 8 of this Annual Report on Form 10-K:

- Reports of Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023.
- Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2024.
- Consolidated Statements of Stockholders' Deficit for each of the three years in the period ended December 31, 2024.
- Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2024.
- Notes to the Consolidated Financial Statements.

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not required or applicable, or the required information is shown in the Consolidated Financial Statements or notes thereto.

(a)(3) Exhibits

Exhibits that are not filed herewith have been previously filed with the Securities and Exchange Commission and are incorporated herein by reference.

3.1   Amended and Restated Certificate of Incorporation of Dine Brands Global, Inc. (Exhibit 3.1 to Registrant's Form 8-K filed on May 15, 2023 is incorporated herein by reference).

3.2   Amended and Restated Bylaws of Dine Brands Global, Inc. (Exhibit 3.1 to Registrant's Form 8-K filed on September 8, 2023 is incorporated herein by reference).

4.1   Base Indenture, dated as of September 30, 2014, and amended and restated as of June 5, 2019, among Applebee's Funding LLC and IHOP Funding LLC, each as Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Exhibit 4.1 to Registrant's Form 8-K filed on June 5, 2019 is incorporated herein by reference).

4.2   Series 2022-1 Supplemental Indenture, dated as of August 12, 2022, among Applebee's Funding LLC and IHOP Funding LLC, each as Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Exhibit 4.2 to Registrant's Form 8-K filed on August 12, 2022 is incorporated herein by reference).

4.3   Second Amended and Restated Base Indenture, dated as of April 17, 2023, among Applebee's Funding LLC and IHOP Funding LLC, each as a Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Exhibit 4.1 to Registrants Form 8-K filed on April 17, 2023 is incorporated herein by reference).

4.4   Series 2023-1 Supplemental Indenture, dated April 17, 2023, among Applebee's Funding LLC and IHOP Funding LLC, each as a Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Exhibit 4.2 to Registrants Form 8-K filed on April 17, 2023 is incorporated herein by reference).

4.5   Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Exhibit 4.3 to Registrant's Form 10-K filed on February 24, 2020 is incorporated herein by reference)

†10.1   Dine Brands Global, Inc. 2019 Stock Incentive Plan, as amended (Appendix B to Registrant's Definitive Proxy Statement with respect to the 2022 Annual Meeting of Stockholders filed on March 30, 2022 is incorporated herein by reference).

†10.2   Dine Brands Global, Inc. 2019 Stock Incentive Plan Cash-Settled Restricted Stock Unit Agreement - Employees - 3-year Ratable Vesting (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.3   Dine Brands Global, Inc. 2019 Stock Incentive Plan Cash-Settled Restricted Stock Unit Agreement - Employees - 3-year Cliff Vesting (Exhibit 10.3 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.4   Dine Brands Global, Inc. 2019 Stock Incentive Plan Stock-Settled Restricted Stock Unit Agreement - Employees - Performance-Based Vesting (Exhibit 10.4 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.5   Dine Brands Global, Inc. 2019 Stock Incentive Plan Stock-Settled Restricted Stock Unit Agreement - International Employees -- 3-year Ratable Vesting (Exhibit 10.5 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.6 Dine Brands Global, Inc. 2019 Stock Incentive Plan Stock-Settled Restricted Stock Unit Agreement - International Employees - 3-year Cliff Vesting (Exhibit 10.6 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.7 Dine Brands Global, Inc. 2019 Stock Incentive Plan Stock-Settled Restricted Stock Unit Agreement - Non-Employee Directors - 1-year Cliff Vesting (Exhibit 10.7 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.8 Dine Brands Global, Inc. 2019 Stock Incentive Plan Nonqualified Stock Option Agreement - Employees - 3-year Ratable Vesting (Exhibit 10.8 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.9 Dine Brands Global, Inc. 2019 Stock Incentive Plan Nonqualified Stock Option Agreement - International Employees - 3-year Ratable Vesting (Exhibit 10.9 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.10 Dine Brands Global, Inc. 2019 Stock Incentive Plan Nonqualified Stock Option Agreement - Employees - Performance-Based Vesting (Exhibit 10.10 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.11 Dine Brands Global, Inc. 2019 Stock Incentive Plan Performance Unit Award Agreement - Double Metric (Exhibit 10.11 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.12 Dine Brands Global, Inc. 2019 Stock Incentive Plan Restricted Stock Award Agreement - Employees - 3-year Ratable Vesting (Exhibit 10.12 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.13 Dine Brands Global, Inc. 2019 Stock Incentive Plan Restricted Stock Award Agreement - Employees - 3-year Cliff Vesting (Exhibit 10.13 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.14 Dine Brands Global, Inc. 2019 Stock Incentive Plan Restricted Stock Award Agreement - Employees - 3-year Cliff Vesting with Accelerated Vesting for Termination without Cause (Exhibit 10.14 to Registrant's Form 10-Q for the quarter ended June 30, 2019 is incorporated herein by reference).

†10.15 Dine Brands Global, Inc. 2019 Stock Incentive Plan Restricted Stock Award Agreement - Employees - 4-year Ratable Vesting (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended June 30, 2021 is incorporated herein by reference).

†10.16 Dine Brands Global, Inc. 2016 Stock Incentive Plan (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.17 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement One-Fourth Annual Vesting - Employees (Exhibit 10.22 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.18 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement One-Third Annual Vesting - Employees (Exhibit 10.23 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.19 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement 25/25/50% Annual Vesting - Employees (Exhibit 10.17 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.20 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Employees (Exhibit 10.18 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.21 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Non-Employee Directors (Exhibit 10.19 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.22 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Employees - Specified Date Vesting (Exhibit 10.20 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.23 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Employees - 50/50% Annual Vesting (Exhibit 10.21 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.24 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Employees - Annual Vesting (Exhibit 10.24 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.25 Dine Brands Global, Inc. 2016 Stock Incentive Plan Restricted Stock Agreement - Employees - 20/40/20/20 Vesting (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended June 30, 2018 is incorporated herein by reference).

†10.26 Dine Brands Global, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement -Employees (Exhibit 10.8 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.27 Dine Brands Global, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement -Employees - Performance Based (Exhibit 10.5 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.28 Dine Brands Global, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement - Non-Employee Directors - 1 Year Vesting. (Exhibit 10.21 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).

†10.29 Dine Brands Global, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement 50/50% Annual Vesting - International Employees (Exhibit 10.6 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.30 Dine Brands Global, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement - International Employees (Exhibit 10.7 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.31 DineEquity, Inc. 2016 Stock Incentive Plan Stock-Settled RSU Agreement - Non-Employee Directors - 3 Year Vesting (Exhibit 10.8 to Registrant's Form 10-Q for the quarter ended June 30, 2016 is incorporated herein by reference).

†10.32 Dine Brands Global, Inc. 2016 Stock Incentive Plan Cash-Settled RSU Agreement - Employees (Exhibit 10.3 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.33 Dine Brands Global, Inc. 2016 Stock Incentive Plan Cash-Settled RSU Agreement - Non-Employee Directors (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.34 Dine Brands Global, Inc. 2016 Stock Incentive Plan Cash-Settled RSU Agreement - International Employees (Exhibit 10.4 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.35 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - Employees (Exhibit 10.9 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.36 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - Employees - Accelerated Retirement Vesting (Exhibit 10.29 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).

†10.37 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - Non-Employee Directors (Exhibit 10.11 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.38 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - International Employees (Exhibit 10.10 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.39 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - International Employees - Accelerated Retirement Vesting (Exhibit 10.32 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).

†10.40 Dine Brands Global, Inc. 2016 Stock Incentive Plan Nonqualified Stock Option Agreement - Employees - Performance Based (Exhibit 10.12 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.41 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Shares Agreement - Employees (Exhibit 10.15 to Registrant's Form 10-Q for the quarter ended June 30, 2016 is incorporated herein by reference).

†10.42 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Shares Agreement 50% stock / 50% cash - Employees (Exhibit 10.16 to Registrant's Form 10-Q for the quarter ended June 30, 2016 is incorporated herein by reference).

†10.43 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Award Agreement - Employees - Single Metric (Exhibit 10.15 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.44 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Award Agreement - Employees - Double Metric (Exhibit 10.16 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.45 Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Award Agreement - Employees - Double Metric - Accelerated Retirement Vesting (Exhibit 10.38 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).

†10.46 Dine Brands Global, Inc. 2016 Stock Incentive Plan SAR Agreement - Employees (Exhibit 10.25 to Registrant's Form 10-Q for the quarter ended March 31, 2018 is incorporated herein by reference).

†10.47	Dine Brands Global, Inc. 2016 Stock Incentive Plan Performance Award Agreement - Employees - Double Metric - Cycle 10 (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended March 31, 2019 is incorporated herein by reference).
†10.48	DineEquity, Inc. 2011 Stock Incentive Plan (Annex A to Registrant's Proxy Statement, filed on April 13, 2011 is incorporated herein by reference).
†10.49	DineEquity, Inc. 2011 Stock Incentive Plan Nonqualified Stock Option Agreement (Employees) (Exhibit 10.10 to Registrant's Form 10-K for the year ended December 31, 2011 is incorporated herein by reference).
†10.50	DineEquity, Inc. 2011 Stock Incentive Plan Restricted Stock Award Agreement (Employees) (Exhibit 10.12 to Registrant's Form 10-K for the year ended December 31, 2011 is incorporated herein by reference).
†10.51	DineEquity, Inc. 2011 Stock Incentive Plan Restricted Stock Award Agreement (1/4th Annual Vesting - Employees) (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended June 30, 2015 is incorporated herein by reference).
†10.52	DineEquity, Inc. 2011 Stock Incentive Plan Stock-Settled Restricted Stock Unit Award Agreement (Employees) (Exhibit 10.15 to Registrant's Form 10-K for the year ended December 31, 2011 is incorporated herein by reference).
†10.53	DineEquity, Inc. 2011 Stock Incentive Plan Stock-Settled Restricted Stock Unit Award Agreement (Non-Employee Directors) (Exhibit 10.16 to Registrant's Form 10-K for the year ended December 31, 2011 is incorporated herein by reference).
†10.54	DineEquity, Inc. 2011 Stock Incentive Plan Restricted Stock Award Agreement (Ratable Vesting - Employees) (Exhibit 10.19 to Registrant's Form 10-K for the year ended December 31, 2013 is incorporated herein by reference).
†10.55	DineEquity, Inc. 2011 Stock Incentive Plan Stock-Settled Restricted Stock Unit Award Agreement (International Employees) (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended September 30, 2014 is incorporated herein by reference).
†10.56	IHOP Corp. 2001 Stock Incentive Plan Non-Qualified Stock Option Agreement (Exhibit 10.15 to Registrant's 2003 Form 10-K is incorporated herein by reference).
†10.57	IHOP Corp 2001 Stock Incentive Plan as amended and restated (Appendix A to Registrant's Proxy Statement, filed on April 17, 2008 is incorporated herein by reference).
†10.58	DineEquity, Inc. Senior Executive Incentive Plan as amended and restated (Annex A to Registrant's Proxy Statement, filed on April 5, 2012 is incorporated herein by reference).
†10.59	Form of DineEquity, Inc. Indemnification Agreement (Exhibit 10.27 to Registrant's Form 10-K for the year ended December 31, 2011 is incorporated herein by reference).
†10.60	Dine Brands Global, Inc. Nonqualified Deferred Compensation Plan (Exhibit 10.53 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).
†10.61	Amendment to Dine Brands Global, Inc. Nonqualified Deferred Compensation Plan (Exhibit 10.54 to Registrant's Form 10-K for the year ended December 31, 2018 is incorporated herein by reference).
10.62	Purchase Agreement, dated May 28, 2019, among the Registrant, certain subsidiaries of the Registrant, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC. (Exhibit 99.1 to the Registrant's Form 8-K filed on May 28, 2019 is incorporated herein by reference).
10.63	Class A-1 Note Purchase Agreement, dated August 12, 2022, among Applebee's Funding LLC and IHOP Funding LLC, each a Co-Issuer, certain special-purpose, wholly-owned indirect subsidiaries of the Registrant, each as a Guarantor, the Registrant, as manager, certain conduit investors, financial institutions and funding agents, Coöperatieve Rabobank U.A., New York Branch, as provider of letters of credit, swingline lender and administrative agent (Exhibit 10.1 to Registrant's Form 8-K filed on August 12, 2022 is incorporated herein by reference).
10.64	Guarantee and Collateral Agreement, dated September 30, 2014, and amended and restated as of June 5, 2019, among certain special-purpose, wholly-owned indirect subsidiaries of the Registrant, each as guarantor, in favor of Citibank, N.A., as Trustee (Exhibit 10.2 to Registrant's Form 8-K filed on June 5, 2019 is incorporated herein by reference).
10.65	Management Agreement, dated September 30, 2014, and amended and restated as of September 5, 2018, and further amended and restated as of June 5, 2019, among Applebee's Funding LLC and IHOP Funding LLC, each a Co-Issuer, other securitization entities party thereto from time to time, the Registrant, Applebee's Services, Inc. and International House of Pancakes, LLC as Sub-managers and Citibank, N.A., as Trustee (Exhibit 10.3 to Registrant's Form 8-K filed on June 5, 2019 is incorporated herein by reference).
10.66	Amendment No. 1 to Management Agreement, dated November 21, 2019, among Applebee's Funding LLC and IHOP Funding LLC, other securitization entities party thereto from time to time, the Registrant, Applebee's Services, Inc. and International House of Pancakes, LLC. LLC, other securitization entities party thereto from time to time, the Registrant, Applebee's Services, Inc. and International House of Pancakes, LLC (Exhibit 10.73 to Registrant's Form 10-K for the year ended December 31, 2019 is incorporated herein by reference).

†10.67 Employment Agreement dated as of November 13, 2020 by and between the Registrant and John W. Peyton (Exhibit 10.76 to Registrant's Form 10-K for the year ended December 31, 2020 is incorporated herein by reference).

†10.68 Nonqualified Stock Option Agreement, dated January 4, 2021, by and between the Registrant and John W. Peyton (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended March 31, 2021 is incorporated herein by reference)

†10.69 Restricted Stock Unit Agreement, dated January 4, 2021, by and between the Registrant and John W. Peyton (Exhibit 10.2 to Registrant's Form 10-Q for the quarter ended March 31, 2021 is incorporated herein by reference)

†10.70 Employment Agreement, dated May 10, 2021, by and between the Registrant and Vance Y. Chang (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended June 30, 2021 is incorporated herein by reference)

†10.71 Employment Agreement, dated effective March 9, 2022 by and between the Registrant and Jay D. Johns (Exhibit 10.2 to Registrant's Form 8-K filed on February 18, 2022 is incorporated herein by reference.)

*†10.72 Dine Brands Global, Inc. Executive Severance and Change in Control Plan, amended and restated effective as of February 19, 2025.

10.73 Third Amended and Restated Management Agreement, dated as of April 17, 2023, among Applebee's Funding LLC and IHOP Funding LLC, each as a Co-Issuer, other securitization entities party thereto from time to time, the Corporation as the Manager, Applebee's Services, Inc. and International House of Pancakes, LLC as Sub-managers, and Citibank, N.A., as Trustee (Exhibit 10.1 to Registrants Form 8-K filed on April 17, 2023 is incorporated herein by reference).

†10.74 Amendment to Employment Agreement dated as of May 15, 2023 by and between the Registrant and John W. Peyton (Exhibit 10.2 to Registrants From 10-Q filed on August 3, 2023 is incorporated herein by reference).

10.75 Purchase Agreement, dated March 29, 2023, among the Corporation, certain subsidiaries of the Corporation and Guggenheim Securities, LLC. (Exhibit 99.1 to the Registrant's Form 8-K filed on March 29, 2023 is incorporated herein by reference).

*†10.76 Second Amendment to Employment Agreement dated as of February 28, 2025 by and between the Registrant and John W. Peyton

*†10.77 Dine Brands Global, Inc. 2019 Stock Incentive Plan Performance Award Agreement - Employees - Cash Settled - Two-Year Performance.

*†10.78 Dine Brands Global, Inc. 2019 Stock Incentive Plan Performance Award Agreement - Employees - Cash-Settled - Three-Year Performance.

*19 Dine Brands Global, Inc. Insider Trading Policy, dated as of December 11, 2013.

*21.1 Subsidiaries of Dine Brands Global, Inc.

*23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

*31.1 Certification of CEO pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

*31.2 Certification of CFO pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

**32.1 Certification of CEO pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**32.2 Certification of CFO pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*97 Dine Brands Global, Inc. Policy on Recoupment of Incentive Compensation

101.INS XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH Inline XBRL Schema Document.***

101.CAL Inline XBRL Calculation Linkbase Document.***

101.DEF Inline XBRL Definition Linkbase Document.***

101.LAB Inline XBRL Label Linkbase Document.***

101.PRE Inline XBRL Presentation Linkbase Document.***

104 Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

* Filed herewith.

** The certifications attached as Exhibits 32.1 and 32.2 accompany this Annual Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

*** Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 and 104 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended,

are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

†   A contract, compensatory plan or arrangement in which directors or executive officers are eligible to participate.

\#   Portions of this exhibit have been omitted as confidential information.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 5th day of March, 2025.

DINE BRANDS GLOBAL, INC.

By: /s/ JOHN W. PEYTON

John W. Peyton
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant, and in the capacities indicated, on this 5th day of March, 2025.

Name	Title
/s/ JOHN W. PEYTON John W. Peyton	Chief Executive Officer (Principal Executive Officer), Director
/s/ VANCE Y. CHANG Vance Y. Chang	Chief Financial Officer (Principal Financial Officer)
/s/ ALLISON HALL Allison Hall	Chief Accounting Officer (Principal Accounting Officer)
/s/ RICHARD J. DAHL Richard J. Dahl	Chairman, Director
/s/ HOWARD M. BERK Howard M. Berk	Director
/s/ MICHAEL C. HYTER Michael C. Hyter	Director
/s/ CAROLINE W. NAHAS Caroline W. Nahas	Director
/s/ DOUGLAS M. PASQUALE Douglas M. Pasquale	Director
/s/ MARTHA C. POULTER Martha C. Poulter	Director
/s/ MATT RYAN Matt Ryan	Director
/s/ ARTHUR F. STARRS Arthur F. Starrs	Director
/s/ LILIAN C. TOMOVICH Lilian C. Tomovich	Director

Exhibit 10.72

DINE BRANDS GLOBAL, INC.
EXECUTIVE SEVERANCE AND CHANGE IN CONTROL PLAN

1.   **Purpose.** This amended and restated Dine Brands Global, Inc. Executive Severance and Change in Control Plan, as set forth herein or as hereafter amended from time to time (the "**Plan**"), is effective as of February 19, 2025 ("**Effective Date**"). The purpose of the Plan is to provide severance benefits under specified circumstances to eligible employees of Dine Brands Global, Inc. or its wholly-owned subsidiaries (collectively the "**Corporation**") who are in a position to contribute materially to the success of the Corporation. As consideration for severance benefits under this Plan, the Participant (as defined below) shall release the Corporation from any and all actions, suits, proceedings, claims and demands related to employment with the Corporation and to the termination of such employment by signing a waiver and release document in a form provided by the Corporation. Such document shall include a statement that benefits under this Plan are conditioned upon the Corporation's receipt of a signed release. This Plan amends and restates in its entirety the Dine Brands Global, Inc. Executive Severance and Change in Control Plan originally effective January 1, 2022 (the "**Original Effective Date**").

2.   **Definitions.**

For purposes of the Plan, the following terms are defined as follows:

a.   "**Base Salary**" means the fixed annual base salary (excluding bonuses and other benefits) paid to an employee regularly each pay period for performing assigned job responsibilities.

b.   "**Cause**" means, as determined by the Corporation:

(i)   the willful failure by the Participant to substantially perform his or her duties with the Corporation (other than any such failure resulting from the Participant's incapacity due to physical or mental illness);

(ii)   the Participant's willful misconduct that is demonstrably and materially injurious to the Corporation, monetarily or otherwise;

(iii)   the Participant's willful violation of the Corporation's code of conduct or any policy applicable to the Participant;

(iv)   the Participant's commission of such acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude as would prevent the effective performance of the Participant's duties; or

(v)   the Participant's conviction or plea of no contest to a felony or a crime of moral turpitude.

For purposes of this subsection b., no act, or failure to act, on the Participant's part shall be deemed "willful" unless done, or omitted to be done, by the Participant not in good

faith and without the reasonable belief that the Participant's action or omission was in the best interest of the Corporation.

c.   A "**Change in Control**" shall be deemed to have occurred if:

(i)   any "person," as such term is used in Sections 13(d) and 14(d) of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**") (other than the Corporation; any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation; or any company owned, directly or indirectly, by the stockholders of the Corporation in substantially the same proportions as their ownership of Stock of the Corporation) is or becomes after the Original Effective Date the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation (not including in the securities beneficially owned by such person any securities acquired directly from the Corporation or its affiliates) representing 35% or more of the combined voting power of the Corporation's then outstanding securities;

(ii)   during any period of two consecutive years (not including any period prior to the Original Effective Date), individuals who at the beginning of such period constitute the Board of Directors of the Corporation ("**Board**"), and any new director (other than a director designated by a person who has entered into an agreement with the Corporation to effect a transaction described in subsections (i), (iii) or (iv) of this Section 2.c.) whose election by the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof; or

(iii)   the consummation of a merger or consolidation of the Corporation with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, at least 75% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person acquires more than 50% of the combined voting power of the Corporation's then outstanding securities; or

(iv)   the stockholders of the Corporation approve a plan of complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation's assets;

provided, that with respect to any non-qualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event

described in subsection i., ii., iii. or iv. also constitutes a "change in control event," as defined in Treasury Regulation §1.409A-3(i)(5) if required in order for the payment not to violate Section 409A of the Internal Revenue Code of 1986, as amended (the "**Code**").

d. "**Change in Control Period**" means the period beginning on the date of a Change in Control and ending 24 months after such Change in Control.

e. "**Change in Control Severance Benefits**" means the severance pay and benefits set forth in Section 5 of this Plan.

f. "**Participant**" means any employee without an employment contract (i) who serves as an officer of the Corporation with the title of Senior Vice President or higher, (ii) who is selected by the Compensation Committee of the Board of Directors of the Corporation (the "**Committee**") to be eligible for severance benefits under this Plan as a person in a position to contribute materially to the success of the Corporation and is notified of such participation in writing, or (iii) who is grandfathered into this Plan by virtue of being an officer in the Corporation prior to the Original Effective Date and who was notified before the Original Effective Date that this Plan shall apply to that individual.

g. "**Good Reason**" for voluntary termination of employment pursuant to Section 5 below means that the Corporation (i) materially breaches its obligations to pay any salary, benefit or bonus due to a Participant or otherwise materially breaches any material term of this Agreement, (ii) requires the Participant to relocate more than 50 miles from the Participant's principal place of employment, (iii) assigns to the Participant any duties inconsistent with the Participant's position with the Corporation or significantly and adversely alters the nature or status of the Participant's responsibilities or the conditions of the Participant's employment, or (iv) reduces the Participant's Base Salary and/or target bonus opportunity, except for across-the-board reductions similarly affecting all management personnel of the Corporation and all management personnel of any corporation or other entity which is in control of the Corporation; and in the event of any of (i), (ii), (iii) or (iv), the Participant has given written notice to the Plan Administrator, as defined in Section 13, as to the details of the basis for such Good Reason within 30 days following the date on which the Participant alleges the event giving rise to such Good Reason occurred, the Corporation has failed to provide a reasonable cure within 30 days after its receipt of such notice and the effective date of the termination for Good Reason occurs within 90 days after the initial existence of the facts or circumstances constituting Good Reason.

h. "**Severance Benefits**" means the severance pay and benefits set forth in Section 4 of this Plan.

3. **Participation.** Each Participant shall be eligible for severance benefits pursuant to, and subject to the terms of, Section 4 or Section 5, below. For the avoidance doubt, an employee of the Corporation who would otherwise qualify as a Participant but who is entitled to severance benefits pursuant to a separate severance benefit arrangement, change in control severance

agreement, employment agreement or other written agreement with the Corporation shall not be eligible for severance benefits under this Plan.

4.   **Severance Benefits**. Any Participant whose employment with the Corporation is involuntarily terminated by the Corporation without Cause, other than a termination that occurs within a Change in Control Period, shall be eligible for Severance Benefits under this Section 4, provided the Participant has returned a signed general release of all claims, substantially in the form attached hereto as **Exhibit A** (the "**Release**"), to the Corporation within the time period requested by the Corporation and has not revoked the Release within the time permitted under the terms of the Release or any applicable state and federal laws. The Release may be revised from time to time to comply with applicable law or to reflect changes made to the Corporation's standard form of general release of all claims for all Participants. Regardless of whether a Participant signs and returns a Release, a Participant shall be entitled to receive (1) within 10 business days following the effective date of such Participant's termination of employment (or such earlier date as required by applicable law) the payment of that portion of the Participant's Base Salary accrued through the date of termination to the extent not previously paid, any annual bonus earned during the prior fiscal year but not yet paid to the Participant, any incurred but unreimbursed expenses owed to the Participant in accordance with the Corporation's policy, and any accrued but unused vacation pay owed to the Participant in accordance with the Corporation's policy (the "**Accrued Obligations**") and (2) all amounts arising from the Participant's participation in, or benefits under, any employee benefit plans, programs or arrangements, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements (the "**Other Benefits**").

   a.   **Severance Pay**. The severance pay to which a Participant is eligible pursuant to this Section 4 shall be a payment equal to the sum of (i) 12 months' Base Salary and (ii) 100% of the Participant's target annual bonus for the performance period during which the termination of employment occurs. The payment described in this Section 4.a. shall be paid to the eligible Participant in a lump sum within 30 days after the effective date of the Participant's termination of employment, except to the extent payment is required to be delayed pursuant to Section 11, and provided that if such 30-day period straddles two consecutive calendar years, payment shall be made in the second of such years.

   b.   **Continued Benefits.**   In the event a Participant elects COBRA coverage, such coverage shall be provided to the Participant at the same cost that applies to similarly situated active employees of the Corporation for up to 12 months, or until Participant becomes eligible for benefits through another employer, whichever is earlier.   To the extent that Participant becomes eligible for benefits through another employer during this time, Participant shall give prompt written notice to the Corporation, no later than 30 days after Participant becomes eligible for such benefits.

   c.   **Accelerated Vesting of Equity and Long-Term Incentive Awards.**   Any unvested stock options, stock appreciation rights, restricted stock awards, restricted stock units and any other equity-based or long-term cash-based awards held by the Participant that are subject only to service or time-based vesting conditions (and not performance-based vesting conditions) and that would have vested during the 12-month period following the Participant's termination will vest as of the day immediately preceding the effective date of the Participant's termination of employment.   Any unvested equity-

based or long-term cash-based awards held by the Participant that are subject to any performance-based vesting conditions shall become vested on a prorated basis, based on the portion of the performance period that has elapsed prior to the date of termination, determined in accordance with the Corporation's administrative practices, and shall be paid at the time such award would have been paid to the Participant had he or she remained employed through the end of the applicable performance period, based on actual performance during such performance period. Any stock options or stock appreciation rights held by the Participant shall remain exercisable until the earlier of 24 months after the date of termination or their original expiration date. Notwithstanding the foregoing, in the event an equity-based or long-term cash-based award agreement or the plan pursuant to which an equity-based or long-term cash-based award was granted provides for more favorable treatment of such awards upon a Change in Control or Participant's termination of employment, nothing in this Plan is intended to limit the Participant's right to such more favorable treatment as provided in such award agreement or plan, but this Plan shall supersede any less favorable vesting therein.

      d.   **Death of Participant.** If a Participant dies after signing the Release and prior to receiving Severance Benefits to which he or she is entitled pursuant to the Plan, payment shall be made to the beneficiary designated by the Participant to the Corporation or, in the event of no designation of beneficiary, then to the estate of the deceased Participant.

      e.   **Outplacement Benefit.** The Corporation shall provide standard outplacement services at the expense of the Corporation from an outplacement firm selected by the Corporation. In order to receive outplacement services, the Participant must begin utilizing the services within 90 days of his or her date of termination.

5.   **Change in Control Severance Benefits**. Any Participant whose employment with the Corporation is involuntarily terminated by the Corporation without Cause or whose employment is voluntarily terminated by the Participant for Good Reason, in either case during a Change in Control Period, shall be eligible for the Change in Control Severance Benefits under this Section 5, provided the Participant has returned a signed Release to the Corporation within the time period requested by the Corporation and has not revoked the Release within the time permitted under the terms of the Release or any applicable state and federal laws. Change in Control Severance Benefits payable pursuant to this Section 5 shall be in lieu of any Severance Benefits which accrue under Section 4 of this Plan. Regardless of whether a Participant signs and returns a Release, such Participant shall be entitled to receive all Accrued Obligations and Other Benefits.

      a.   **Severance Pay**. The amount of severance pay for which a Participant is eligible hereunder shall be a payment equal to the sum of (i) 24 months' Base Salary and (ii) 200% of the Participant's target annual bonus for the performance period during which the termination of employment occurs. Additionally, the Participant shall receive a payment equal to the Participant's target annual bonus under the Corporation's annual incentive plan for the then current fiscal year, prorated based on the portion of the performance period that has elapsed prior to the date of termination. The severance pay payable pursuant to this Section 5.a. shall be paid to an eligible Participant in a lump sum issued within 30 days after the effective date of the Participant's termination of employment, except to the extent payment is required to be delayed pursuant to Section

11, and provided that if such 30-day period straddles two consecutive calendar years, payment shall be made in the second of such years.

b. **Continued Benefits.** In the event the Participant elects COBRA coverage, the Corporation will pay the COBRA premium cost for the Participant and such dependent(s) as are designated as of the separation date for 18 months, or until the Participant becomes eligible for benefits through another employer, whichever is earlier. To the extent that the Participant becomes eligible for benefits through another employer during this time, the Participant shall give prompt written notice to the Corporation, no later than 30 days after the Participant becomes eligible for such benefits.

c. **Accelerated Vesting of Equity and Long-Term Incentive Awards.**

Any unvested stock options, stock appreciation rights, restricted stock awards, restricted stock units, and other equity-based awards held by the Participant that are subject only to service and time based vesting conditions (and not performance-based vesting conditions) will vest as of the day immediately preceding the effective date of the termination of the Participant's employment and, to the extent applicable, will become exercisable, and any restrictions or conditions on such equity-based awards shall immediately lapse and be deemed satisfied. Any stock options or stock appreciation rights held by the Participant shall remain exercisable until the earlier of 24 months after the date of termination or their original expiration date.

Upon the occurrence of a Change in Control, each Participant shall, with respect to all outstanding, unvested performance units and any other equity-based and long-term cash-based compensation awards subject to performance-based vesting criteria that are held by such Participant immediately prior to the Change in Control, be deemed to have satisfied any performance-based vesting criteria at the target level of performance, and following the Change in Control any such awards shall continue to vest based upon the time or service-based vesting criteria, if any, to which the award is subject. If the Participant's employment terminates in accordance with the terms and conditions of this Section 5 after such Change in Control, such performance-based awards shall become immediately and fully vested, and shall be paid to the Participant not later than 30 days after the date of such termination.

Notwithstanding the foregoing, in the event an equity-based or long-term cash-based award agreement or the plan pursuant to which an equity-based or long-term cash-based award was granted provides for more favorable treatment of such awards upon a Change in Control or Participant's termination of employment, nothing in this Plan is intended to limit the Participant's right to such more favorable treatment as provided in such award agreement or plan, but this Plan shall supersede any less favorable vesting therein.

d. **Death of Participant.** If a Participant dies after signing the Release and prior to receiving Change in Control Severance Benefits to which he or she is entitled pursuant to the Plan, payment shall be made to the beneficiary designated by the Participant to the Corporation or, in the event of no designation of beneficiary, then to the estate of the deceased Participant.

e. **Outplacement Benefit.** The Corporation shall provide standard outplacement services at the expense of the Corporation from an outplacement firm selected by the

Corporation. In order to receive outplacement services, the Participant must begin utilizing the services within 90 days of his or her date of termination.

6.   No Duplication of Benefits. This Plan supersedes any and all prior policies or practices in effect from time to time relating to severance, separation or termination pay for the Participant. The acceptance of any Severance Benefits or Change in Control Severance Benefits under this Plan shall constitute a waiver of any severance pay or other severance benefits the Participant would have been entitled to under any prior policies or practices, any employment or other agreement between the Corporation and the Participant, and under any other severance policy of the Corporation.

7.   Funding. The Plan shall at all times be entirely unfunded and no provision shall at any time be made with respect to segregating assets of the Corporation for payment of any Severance Benefits or Change in Control Severance Benefits hereunder. No Participant or other person shall have any interest in any particular assets of the Corporation by reason of the right to receive Severance Benefits or Change in Control Severance Benefits under the Plan and any such Participant or any other person shall have only the rights of a general unsecured creditor of the Corporation with respect to any rights under the Plan.

8.   Taxation. All Severance Benefits and Change in Control Severance Benefits shall be subject to federal, state and local tax deductions and withholding for the same.

9.   Non-Exclusivity of Rights. The terms of the Plan shall not prevent or limit the right of a Participant to receive any base annual salary, pension or welfare benefit, perquisite, bonus or other payment provided by the Corporation to the Participant, except for severance benefits under any other policy or arrangement and such other rights as the Participant may have specifically waived in writing. Amounts that are vested benefits or which the Participant is otherwise entitled to receive under any benefit policy or program provided by the Corporation shall be payable in accordance with the terms of such policy or program.

10.   Amendment and Termination. This Plan may be amended or terminated by the Committee acting in its sole discretion at any time; provided that unless the affected Participant consents to an amendment or termination in writing: (i) no Plan termination or amendment that adversely affects the rights of a Participant shall take effect until 12 months after the Corporation provides written notice of such termination or amendment to the affected Participant, (ii) the Plan shall not be terminated or amended in a manner that adversely affects the rights of a Participant during a Change in Control Period and (iii) no such termination or amendment shall adversely affect the rights of any individual who is then entitled to receive Severance Benefits or Change in Control Severance Benefits at the time of such amendment or termination. Severance Benefits and Change in Control Severance Benefits are not intended to be a vested right.

11.   Compliance with IRC Section 409A. This Plan is intended to comply with the requirements of Section 409A of the Code and shall be interpreted and construed consistently with such intent. The payments to a Participant pursuant to this Plan are also intended to be exempt from Section 409A of the Code to the maximum extent possible, under either the separation pay exemption pursuant to Treasury regulation §1.409A-1(b)(9)(iii) or as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4), and for this purpose each payment shall constitute a "separately identified" amount within the meaning of Treasury Regulation

§1.409A-2(b)(2). In the event the terms of this Plan would subject a Participant to taxes or penalties under Section 409A of the Code ("**409A Penalties**"), the Corporation and the Participant shall cooperate diligently to amend the terms of this Plan to avoid such 409A Penalties, to the extent possible; provided that in no event shall the Corporation be responsible for any 409A Penalties that arise in connection with any amounts payable under this Plan. To the extent any amounts under this Plan are payable by reference to a Participant's "termination of employment," such term shall be deemed to refer to the Participant's "separation from service," within the meaning of Section 409A of the Code. Notwithstanding any other provision in this Plan, if a Participant is a "specified employee," as defined in Section 409A of the Code, as of the date of such Participant's separation from service, then to the extent any amount payable to the Participant (i) constitutes the payment of nonqualified deferred compensation, within the meaning of Section 409A of the Code, (ii) is payable upon the Participant's separation from service and (iii) under the terms of this Plan would be payable prior to the six-month anniversary of the Participant's separation from service, such payment shall be delayed until the earlier to occur of (a) the first business day following the six-month anniversary of the separation from service and (b) the date of the Participant's death. Any reimbursement or advancement payable to a Participant pursuant to this Plan or otherwise shall be conditioned on the submission by the Participant of all expense reports reasonably required by the Corporation under any applicable expense reimbursement policy, and shall be paid to the Participant not later than the last day of the calendar year following the calendar year in which the Participant incurred the reimbursable expense. Any amount of expenses eligible for reimbursement, or in-kind benefit provided, during a calendar year shall not affect the amount of expenses eligible for reimbursement, or in-kind benefit to be provided, during any other calendar year. The right to any reimbursement or in-kind benefit pursuant to this Plan or otherwise shall not be subject to liquidation or exchange for any other benefit.

12.   **Parachute Payment Matters.** Notwithstanding any other provision of this Plan, if by reason of Section 280G of the Code any payment or benefit received or to be received by a Participant in connection with a Change in Control or the termination of the Participant's employment (whether payable pursuant to the terms of this Plan ("**Plan Payments**") or any other plan, arrangements or agreement with the Corporation or an Affiliate (as defined below) (collectively with the Plan Payments, "**Total Payments**")) would not be deductible (in whole or part) by the Corporation, an Affiliate or other person making such payment or providing such benefit, then the Plan Payments shall be reduced and, if Plan Payments are reduced to zero, other Total Payments shall be reduced (first, by reducing payments to which Treas. Reg. § 1.280G-1 Q&A 24(a) applies ("**Full Value Payments**"), and second, by reducing payments to which Treas. Reg. § 1.280G-1 Q&A 24(c) applies; and, in each case, (i) reducing the payments furthest in time from the date of the Change in Control and (ii) in compliance with Section 409A of the Code) until no portion of the Total Payments is not deductible by reason of Section 280G of the Code, provided, however, that no such reduction shall be made unless the net after-tax benefit received by the Participant after such reduction would exceed the net after-tax benefit received by the Participant if no such reduction was made. The foregoing determination and all determinations under this Section 12 shall be made by the Accountants (as defined below). For purposes of this Section 12, "net after-tax benefit" shall mean (i) the Total Payments that would constitute "parachute payments" within the meaning of Section 280G of the Code, less (ii) the amount of all federal, state and local income taxes payable with respect to such payments calculated at the maximum marginal income tax rate for each year in which the foregoing shall be paid to the Participant (based on the rate in effect for such year as set forth in the Code as in

effect at the time of the first payment of the foregoing), less (iii) the amount of excise taxes imposed with respect to the payments and benefits described in (i) above by Section 4999 of the Code. For purposes of the foregoing determinations, (a) no portion of the Total Payments the receipt or enjoyment of which the Participant shall have effectively waived in writing prior to the date of payment of any Plan Payment shall be taken into account; (b) no portion of the Total Payments shall be taken into account which in the opinion of the Accountants does not constitute a "parachute payment" within the meaning of Section 280G(b)(2) of the Code (without regard to subsection (A)(ii) thereof); (c) the Plan Payments (and, thereafter, other Total Payments) shall be reduced only to the extent necessary so that the Total Payments in their entirety constitute reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code, in the opinion of the Accountants; and (d) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Accountants in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. For purposes of this Section 12, the term "**Affiliate**" means the Corporation's successors, any Person whose actions result in a Change in Control or any company affiliated (or which, as a result of the completion of the transactions causing a Change in Control shall become affiliated) with the Corporation within the meaning of Section 1504 of the Code and "**Accountants**" shall mean the Corporation's independent certified public accountants serving immediately prior to the Change in Control, unless the Accountants are also serving as accountant or auditor for the individual, entity or group effecting the Change in Control, in which case the Corporation shall appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accountants hereunder). For purposes of making the determinations and calculations required herein, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code, provided that the Accountant's determinations must be made on the basis of "substantial authority" (within the meaning of Section 6662 of the Code). All fees and expenses of the Accountants shall be borne solely by the Corporation.

13. **Administration**

a. This Plan shall be interpreted and administered by the Chief Executive Officer of the Corporation (the "**Plan Administrator**"), who shall have complete authority, in his or her sole discretion subject to the express provisions of this Plan, to prescribe, amend and rescind rules and regulations relating to this Plan and to make all other determinations necessary or advisable for the administration of this Plan; provided, however, that the Chief Executive Officer must receive approval from the Committee in order to authorize severance benefits outside of the terms of this Plan to the employees covered by this Plan. The Plan Administrator shall be the "administrator" and a "named fiduciary" under this Plan for purposes of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"). All questions arising in connection with the interpretation of this Plan or its administration shall be submitted to and determined by the Plan Administrator in an equitable and fair manner in accordance with the procedure for claims and appeals described in Section 13.c. hereof.

b. The Plan Administrator may from time to time delegate any of his or her duties hereunder to such person or persons as the Plan Administrator may designate. The Plan Administrator is empowered, on behalf of this Plan, to engage accountants, legal counsel

and such other persons as the Plan Administrator deems necessary advisable for the performance of his or her duties under this Plan. The functions of any such persons engaged by the Plan Administrator shall be limited to the specified services and duties for which they are engaged, and such persons shall have no other duties, obligations or responsibilities under this Plan. Such persons shall exercise no discretionary authority or discretionary control respecting the administration of this Plan. All reasonable fees and expenses of such persons shall be borne by the Corporation.

c. Any Participant or other person who believes that he or she is entitled to receive benefits under this Plan, including benefits other than those initially determined by the Plan Administrator to be payable, may file a claim in writing with the Plan Administrator, specifying the reasons for such claim. The Plan Administrator shall, within 60 days of after receipt of such written claim, send a written notification to the Participant or other person Employee as to the disposition of such claim. In the event that such claim is denied in whole or in part, such written notification shall be written in a manner calculated to be understood by the claimant and shall (1) state the specific reason or reasons for the denial, (2) make specific reference to the pertinent Plan provisions on which the denial is based, (3) provide a description of any additional material or information necessary for the Participant to perfect the claim and an explanation of why such material or information is necessary, and (4) set forth the procedure by which the Participant or other person may appeal the denial of such claim. The Participant or other person (or his or her duly authorized representative) may request a review of the denial of any such claim or portion thereof by making application in writing to the Plan Administrator within 60 days after receipt of such denial. Such Participant or other person (or his or her duly authorized representative) may, upon written request to the Plan Administrator, review any documents pertinent to such claim, and submit in writing issues and comments in support of such claim. Within 60 days after receipt of a written appeal (unless special circumstances, such as the need to hold a hearing, require an extension of time but in no event more than 120 days after such receipt), the Plan Administrator shall notify the Participant or other person of the final decision with respect to such claim. Such final decision shall be in writing and shall include specific reasons for such decision, written in a manner calculated to be understood by the claimant, with specific references to the pertinent Plan provisions on which such decision is based.

14.   Non-Assignability. Severance Benefits and Change in Control Severance Benefits pursuant to the Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge prior to actual receipt thereof by a Participant; and any attempt to so anticipate, alienate, sell, transfer, assign, pledge, encumber or charge prior to such receipt shall be void; and the Corporation shall not be liable in any manner for, or subject to, the debts, contracts, liabilities, engagements or torts of any person entitled to any Severance Benefits or Change in Control Severance Benefits under this Plan.

15.   Termination of Employment. Nothing in the Plan shall be deemed to entitle a Participant to continued employment with the Corporation, and the rights of the Corporation to terminate the employment of a Participant shall continue as though the Plan were not in effect.

16.   General Provisions.

a. A Participant shall not be entitled to any severance pay, notice pay or other similar benefits except as provided in this Plan. Subject to the foregoing, all rights of a Participant under any employee benefit plan maintained by the Company shall be determined in accordance with provisions of such plan.

b. If the Corporation is obligated by law or contract to pay severance pay, notice pay or other similar benefits, or if the Corporation is obligated by law or by contract to provide advance notice or separation ("**Notice Period**"), then any Severance Benefits or Change in Control Severance Benefits hereunder shall be reduced by the amount of any such severance pay, notice pay or other similar benefits, as applicable, and by the amount of any severance pay, notice pay or other similar benefits received during any Notice Period.

c. Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of giving a receipt therefor shall be deemed paid when paid to such person's guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Employer, the Plan Administrator and all other parties with respect thereto.

d. This Plan shall be binding upon the heirs, executors, administrators, successors and assigns of the parties, including each Participant, present and future, and any successor to the Corporation. This Plan shall not be terminated by any merger or consolidation of the Company whereby the Company is or is not the surviving or resulting corporation or as a result of any transfer of all or substantially all of the assets of the Company. In the event of any such merger, consolidation or transfer of assets, the provisions of this Plan shall be binding upon the surviving or resulting corporation or the person or entity to which such assets are transferred.

e. The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan and shall not be employed in the construction of this Plan.

f. If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and this Plan shall be construed and enforced as if such provision had not been included.

g. Any notice or other communication required or permitted pursuant to the terms hereof shall have been duly given when delivered or mailed by United States mail, first class, postage prepaid, addressed to the intended recipient at his, her or its last known address or by email to the recipient's email address as set forth in the records of the Corporation.

h. This Plan shall be administered on a calendar year basis.

i. This Plan shall be governed by, and construed and enforced in accordance with (1) ERISA and all applicable rules and regulations thereunder and (2) the internal laws of the State of California (without regard to principles of conflicts of laws) to the extent not preempted by Federal law, which shall otherwise control.

CONFIDENTIAL SEVERANCE AGREEMENT AND GENERAL RELEASE

   This Confidential Severance Agreement and General Release (the "**Agreement**") dated as of _____ is entered into by and between _____ (hereinafter referred to as "**Executive**") and [Dine Brands Global, Inc. / International House of Pancakes, LLC, / Applebee's Services, Inc.], its parents, affiliates, and subsidiaries (hereinafter referred to as the "**Corporation**"). Throughout this Agreement, Executive and the Corporation may be referred to individually as a "**Party**" and collectively as the "**Parties**."

Recitals

   A. Executive has been employed by the Corporation. Executive's last day of employment by the Corporation will be _____ (the "**Separation Date**").

   B. Executive is a Participant in the Corporation's Executive Severance and Change in Control Plan (the "**Plan**").

   C. Executive and the Corporation wish to enter into an Agreement to set forth all of the Separation Benefits payable pursuant to the terms of the Plan and to clarify and resolve any potential or actual disputes that may exist between them arising out of the employment relationship and termination thereof, and any continuing obligations of one Party to another following the end of the employment relationship.

   D. In consideration of the Corporation's agreement to pay Executive the Separation Benefits set forth herein, Executive agrees to waive any and all rights Executive may have in potential or actual actions, suits, proceedings, claims, and demands against the Corporation, directly or indirectly, except for those rights provided in this Agreement and Executive's continuing right to enforce the terms and provisions of this Agreement against the Corporation.

   E. The Corporation has advised Executive of Executive's right to consult an attorney at Executive's own expense prior to signing this Agreement and has provided Executive with 21 calendar days in which to consider this Agreement and seek legal assistance. Executive has either consulted an attorney of Executive's choice or voluntarily elected not to consult legal counsel and understands that except for Executive's rights preserved, and provided for above and elsewhere in this Agreement, Executive is waiving all potential or actual actions, suits, proceedings, claims, and demands against the Corporation and its agents.

   F. This Agreement is not and should not be construed as an admission or statement by either Party that it or any other party has acted wrongfully or unlawfully. Both Parties expressly deny any wrongful or unlawful action and enter into this Agreement for the sole purpose of addressing any potential or actual issues between them.

   G. The Effective Date of this Agreement is defined in Paragraph 11(d) herein. Each of the covenants and obligations set forth herein is contingent upon the occurrence of the Effective Date.

<u>**Agreement**</u>

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual rights and obligations contained below, the Parties agree as follows:

1. <u>Employment Ending Date.</u> Executive's employment with the Corporation will terminate effective on the Separation Date. Executive will have no further employment duties or responsibilities to the Corporation after the Separation Date.

2. <u>Payments and Benefits</u>. In full satisfaction of Executive's rights under the Plan and in exchange for the promises contained in this Agreement, and so long as Executive does not revoke this Agreement, Executive shall receive the following separation benefits under Section [4][5] of the Plan:

    a. <u>Severance Pay</u>: The Corporation shall pay to Executive the total sum of $_____, representing the sum of (i) [___] months of base salary [and] (ii) [___]% of Executive's target annual bonus for the year in which the Separation Date occurs [and (iii) an amount equal to Executive's target annual bonus target under the Corporation's annual incentive plan for the then current fiscal year, prorated based on the portion of the performance period that has elapsed prior to the date of termination], less applicable tax, withholdings, and deductions required by law, as severance pay and in exchange for the promises, agreements, understandings, and releases contained in this Agreement. This sum will be paid as a lump sum through the Corporation's payroll within 30 days following the Effective Date, except to the extent payment is required to be delayed pursuant to Section 11 of the Plan, and provided that if such 30-day period straddles two consecutive calendar years, payment shall be made in the second of such years. Executive understands that, under applicable law, no Corporation match of 401(k) contributions can be made based on the severance pay.

    b. <u>Benefits</u>: All of Executive's benefits shall cease on Executive's last day of work except that Executive's medical, vision, and dental benefits coverage, if any, will end as of the last day of month in which the Separation Date occurs. In the event Executive elects COBRA coverage, the Corporation will pay the COBRA premium cost for Executive and such dependent(s) as are designated as of the Separation Date. Such coverage shall be provided to the Executive at the same cost that applies to similarly situated active employees of the Corporation for up to [___] months, or until Executive becomes eligible for benefits through another employer, whichever is earlier. To the extent that Executive becomes eligible for benefits through another employer during this time, Executive shall give prompt written notice to the Corporation, no later than 30 days after Executive becomes eligible for such benefits.

    c. <u>Accelerated Vesting of Equity and Long-Term Incentive Awards</u>. The stock options, stock appreciation rights, restricted stock awards, restricted stock units, and other equity-based or long-term cash-based awards held by Executive that are subject only to service or time-based vesting conditions (and not performance-based vesting conditions) [and that would have vested during the 12-month period following Executive's termination], as set forth on **Schedule 1** hereto, will vest as

of the day immediately preceding the Separation Date. [The unvested equity-based or long-term cash-based awards held by Executive that are subject to performance-based vesting conditions, as set forth on **Schedule 1** hereto, shall become vested on a prorated basis, based on the portion of the performance period that has elapsed prior to the Separation Date, determined in accordance with the Corporation's administrative practices, and shall be paid at the time such award would have been paid to Executive had he or she remained employed through the end of the applicable performance period, based on actual performance during such performance period.] All stock options or stock appreciation rights held by Executive shall remain exercisable until the earlier of 24 months after the Separation Date or their original expiration date. Notwithstanding the foregoing, in the event an equity-based or long-term cash-based award agreement or the plan pursuant to which an equity-based or long-term cash-based award was granted provides for more favorable treatment of such awards upon a Change in Control or Executive's termination of employment, nothing in this Agreement or the Plan is intended to limit Executive's right to such more favorable treatment as provided in such award agreement or plan.

d. <u>Outplacement Services</u>: The Corporation shall provide standard outplacement services at the expense of the Corporation from an outplacement firm selected by the Corporation. In order to receive outplacement services, Executive must begin utilizing the services within 90 days of the Separation Date.

The benefits described in (a) through (d) of this Paragraph constitute the "**Separation Benefits**" payable under the Plan. Executive agrees to indemnify and hold the Corporation harmless from and against any potential or actual actions, suits, proceedings, claims, and demands for any non-payment of taxes by Executive. In addition to the Separation Benefits set forth above, Executive will receive all Accrued Obligations and Other Benefits, as defined in the Plan, separate and apart from this Agreement.

3. <u>Valid Consideration</u>. The Parties hereto acknowledge and agree that Executive's right to be paid the Separation Benefits identified in Paragraph 2 is expressly conditioned on Executive signing this Agreement and not thereafter revoking this Agreement. The Parties further acknowledge and agree that the mutual promises and covenants contained herein constitute good, valid, and sufficient consideration for this Agreement.

4. <u>Unvested Equity</u>. Except as set forth in Paragraph 2 above, Executive is not entitled to any unvested stock options, stock appreciation rights, restricted stock awards, restricted stock units, and any other equity or cash-based awards held by Executive as of the Separation Date.

5. <u>Return of Corporation Property</u>. Executive covenants, represents, and warrants to the Corporation that by the Separation Date, Executive will return to the Corporation any and all materials and property of the Corporation of any type whatsoever (including, without limitation, any vehicles and vehicles' keys, mobile phones, office or other keys, access cards, identification badges, computer equipment, correspondence, tangible proprietary information or intellectual property, documents, records, notes, contracts, and other confidential or proprietary materials) that are in Executive's possession or control.

6. <u>Non-Disclosure of Confidential Information</u>

(a) Executive acknowledges that during the term of Executive's employment with the Corporation, Executive has had access to material intellectual property, trade secrets, proprietary, and confidential information of the Corporation including, but not limited to, information concerning the Corporation's services; products; product formulas; recipes; business models; marketing; employees; franchisees; technology; consultants and experts; customer, dealer, vendor, and partner data including history, usage, pricing, preferences, incentives, and rebate data for each; business plans, records, and affairs; business partners; methods of doing business; merchandising concepts, strategies, and plans; financial matters; pricing information; trade secrets; and suppliers, as well as other information including, but not limited to, information learned by Executive from employees, contractors, or agents of the Corporation through inspection of the Corporation's premises or financial statements, or that relates to the Corporation's products, services, packaging, designs, business plans, business opportunities, customers, dealers, clients, consultants, experts, finances, research, development, know-how, personnel, litigation, workouts, or third-party confidential information disclosed to Executive by the Corporation, together with any material prepared by Executive which contains or otherwise relates to such information (the "**Confidential Information**"). Notwithstanding the forgoing, the following information shall be excluded from the above-referenced definition of Confidential Information: any item of Confidential Information which: (i) was publicly known at the time of its disclosure by the Corporation to Executive; (ii) was already in the Executive's possession at the time of its disclosure by the Corporation to Executive; (iii) was lawfully received by Executive from a third party without violation of any obligation of confidentiality to the Corporation; (iv) becomes publicly known through no fault of the Executive; (v) is approved for Executive's disclosure by written authorization of the Corporation; or (vi) is required to be disclosed pursuant to any applicable law, rule, regulation, or order of a court.

(b) Executive hereby represents, warrants, and covenants that Executive shall not use or disclose any Confidential Information and shall refrain from any action or conduct which might reasonably or foreseeably be expected to compromise the confidentiality or proprietary nature of Confidential Information. Further, Executive hereby represents, warrants, and covenants that Executive will not use Confidential Information in a manner that is adverse to the interests of the Corporation or in any manner not otherwise sanctioned by law, without prior written approval of the Corporation in each instance.

(c) Executive acknowledges and agrees that breach of the covenants in this Paragraph 6 will irreparably harm the Corporation for which the Corporation may not have an adequate remedy at law. As such, Executive agrees that the Corporation shall be entitled to any proper injunction including, but not limited to, temporary, preliminary, final injunctions, temporary restraining orders, and temporary protective orders, to enforce said covenants in the event of breach or threatened breach by Executive, in addition to any other remedies available to the Corporation at law or in equity. Executive further agrees that no bond or other security shall be required in obtaining such equitable relief and hereby agrees to comply with an order of a court of competent jurisdiction, issuing such injunction and ordering specific performance thereof. The covenants contained in this Agreement are independent of any other obligations between the Parties, and the existence of any other claim or cause of action against the Corporation is not a defense to enforcement of said covenants by injunction.

7. <u>Confidentiality of Separation Agreement; Non-Disparagement</u>.

(a)   Executive agrees to keep the terms of this Agreement (including, but not limited to, the Separation Benefits) completely confidential and that Executive will not disclose any information concerning this Agreement or its terms to anyone other than Executive's immediate family, legal counsel, and/or financial advisors, who will be informed of and bound by this confidentiality clause, or in response to a subpoena issued by a court of competent jurisdiction or as otherwise required by law.

(b)   Executive shall not disparage the Corporation, its officers, directors, independent contractors, and employees.

(c)   The Corporation will respond to requests for information from prospective employers by stating Executive's dates of employment and position held.

(d)   Nothing in this Agreement prevents Executive from discussing or disclosing information about unlawful acts in the workplace, such as harassment, discrimination, or retaliation or any other conduct that Executive has reason to believe is unlawful ("**Underlying Claim**") unless: (1) the purpose of this Agreement is to resolve an Underlying Claim that has been filed by Executive in court, before an administrative agency, in an alternative dispute resolution forum, or through the Corporation's internal complaint process; and (2) Executive was given notice and an opportunity to retain an attorney or was represented by an attorney.

8. <u>General Release of Claims</u>. Executive expressly waives any and all claims against the Corporation and releases it including, without limitation, each of its officers, directors, partners, members, stockholders, managers, employees, consultants, agents, insurers, attorneys, parent and subsidiary corporations, and representatives (the "**Corporation Releasees**"), from any and all claims, demands, lawsuits, causes of action, obligations, and liabilities of whatever kind, which Executive may have or thinks Executive may have against the Corporation Releasees or any of them based upon events or facts arising at any time on or before the Effective Date of this Agreement including, but not limited to, claims that relate to Executive's employment, compensation, and/or the separation of employment with the Corporation. Executive agrees this General Release of claims includes, but is not limited to, claims for breach of any implied or express contract or covenant; claims for promissory estoppel; claims of entitlement to any pay; claims of wrongful denial of insurance and employee benefits; claims for wrongful termination, public policy violations, defamation, invasion of privacy, fraud, misrepresentation, emotional distress, or other common law or tort matters; claims of harassment, retaliation, or discrimination based on age, race, color, religion, sex, national origin, ancestry, physical or mental disability, legally protected medical condition, genetic information, marital or family status, sexual orientation, gender identity or expression, union activity, military status or veteran status, or any other status protected by law; claims based upon the California or United States Constitutions; any claims based on alleged restrictions on the Corporation's right to terminate, not to hire or promote employees, or on the Corporation's ability to change an employee's compensation or other terms and conditions of employment; and claims based on any federal, state, or local law including,

without limitation: Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Equal Pay Act, 29 U.S.C. § 206(d)(1); the Americans with Disabilities Act; the Americans with Disabilities Act Amendments Act; the Labor Management Relations Act; the Family and Medical Leave Act; the Employee Retirement Income Security Act; the Worker Adjustment and Retraining Notification Act ("**WARN**"); the California WARN Act; the California Fair Employment and Housing Act; the California Labor Code; the California Family Rights Act, the California Constitution; the California Industrial Welfare Commission Wage Orders; and the California Government Code, as well as any amendments to those laws. Executive expressly understands that among the various claims and rights being waived by Executive in this Agreement are those arising under the Age Discrimination in Employment Act ("ADEA"), as amended, and in that regard, Executive specifically acknowledges that Executive has read and understands the provisions of Paragraph 11 below before signing this Agreement.

9. <u>Exclusions From General Release/Additional Protections</u>. Excluded from the General Release above are: (i) rights and claims which cannot be waived by law including claims for Workers' Compensation, unemployment compensation, and accrued and vested retirement benefits; (ii) claims arising after the Effective Date of this Agreement; and (iii) claims for breach of the Agreement. Neither the General Release above nor anything else in this Agreement limits Executive's rights to file a charge with an administrative agency (such as the U.S. Equal Employment Opportunity Commission), provide information to an administrative agency, or participate in an agency investigation. The exclusions and protections contained in this Paragraph 9 override any language to the contrary in any other part of this Agreement. Executive is, however, waiving all rights to receive money or other individual relief in connection with an administrative charge or investigation, regardless of whether that charge or investigation was initiated by Executive, on Executive's behalf, on behalf of a group or class to which Executive purportedly belongs, or otherwise, provided, however, that Executive may accept bounty money properly awarded by the U.S. Securities and Exchange Commission.

10. <u>Release of Unknown Claims</u>. It is the intention of Executive and the Corporation that this Agreement is a General Release which shall be effective as a bar to each and every claim, demand, or cause of action it releases. Executive recognizes that Executive may have some claim, demand, or cause of action against the Corporation that Executive is totally unaware and unsuspecting of which Executive is giving up by execution of the General Release. It is the intention of the Executive in executing this Agreement that it will deprive Executive of each such claim, demand, or cause of action and prevent Executive from asserting it against the Corporation. In furtherance of this intention, Executive expressly waives any rights or benefits conferred by the provisions of Section 1542 of the Civil Code of the State of California (and/or other similar provision(s) of any other jurisdiction), which provides as follows:

> **"A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her would have materially affected his or his/her settlement with the debtor or released party."**

11. <u>Right of Revocation</u>. In compliance with the Older Workers Benefit Protection Act (P.L. 101-433), Executive does hereby acknowledge and agree as follows:

(a)   That this Agreement does not purport to waive rights or claims that may arise from acts or events occurring after the date that this Agreement is executed by the Parties;

(b)   That this Agreement specifically applies to any rights or claims Executive may have against the Corporation under the federal Age Discrimination in Employment Act of 1967, as amended;

(c)   That the consideration provided for in this Agreement is in addition to that to which Executive is already entitled;

(d)   That this Agreement shall be revocable by Executive for a 7-day period following execution of this Agreement by Executive. Accordingly, this Agreement shall not become effective or enforceable until the expiration of the 7-day revocation period has occurred without a revocation by Executive ("**Effective Date**"); and

(e)   That Executive, having carefully read this Agreement and knowing the contents hereof, freely and voluntarily consents to all the terms and conditions herein, understands the final and binding effect of this Agreement, has been advised of Executive's right to and has been given a chance to consult with and review this Agreement with an attorney of Executive's choice prior to signing this Agreement, and has been given a period of 21 days within which to consider whether to sign this Agreement. In the event that Executive chooses to waive this 21-day period, Executive acknowledges that Executive was given a reasonable period of time within which to consider this Agreement and that Executive's waiver was made freely and voluntarily and without duress or any coercion by any other person, including anyone at the Corporation or the Corporation Releasees.

12. <u>Payment of Moneys Owed</u>. The Parties acknowledge and agree that the Corporation has paid Executive or shall pay Executive all wages or salary earned, including any accrued but unused or unpaid vacation pay, according to the Corporation's policy and eligibility requirements, business expenses, and other benefits, if any, to which Executive was entitled during employment through the Separation Date. Executive shall provide the Corporation with final expense report(s) no later than 7 days before the Separation Date, and the Corporation shall reimburse Executive for such expenses, in accordance with the Corporation's policy. Executive is entitled to this payment regardless of whether Executive signs this Agreement.

13. <u>Section 409A</u>. The payments made under this Agreement are intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and applicable guidance issued thereunder ("**Section 409A**"). Payments made under this Agreement will be interpreted and construed, to the extent possible, to be distributed in the short-term deferral period, as defined under Treasury Regulation Section 1.409A-1(b)(4), or the separation pay exemption, as provided in Treasury Regulation Section 1.409A-1(b)(9). For purposes of this Agreement, the phrase "**Separation Date**" means the date in which

Executive's "separation from service," as defined in Treasury Regulation Section 1.409A-1(h), occurred. For purposes of this Agreement, each payment made and benefits provided under this Agreement is hereby designated as a separate payment and will not collectively be treated as a single payment, as provided in Treasury Regulation Section 1.409A-2(b)(2)(iii). Section 11 of the Plan is hereby incorporated herein by reference.

14. <u>No Assignment.</u> Executive represents and warrants that Executive has made no assignment or other transfer and covenants that Executive will make no assignment or other transfer of any interest in any Claim which Executive may have against the Corporation Releasees, or any of them.

15. <u>Indemnification of Released Parties</u>. Executive agrees to indemnify and hold harmless the Corporation Releasees, and each of them, against any loss, claim, demand, damages, expenses, or any other liability whatsoever, including reasonable attorneys' fees and costs resulting from: (a) any breach of this release by Executive or Executive's successors in interest; (b) any assignment or transfer, or attempted assignment or transfer, of any claims released hereunder; or (c) any action or proceeding brought by Executive or Executive's successors in interest, or any other, if such action or proceeding arises out of, is based upon, or is related to any claims, demands, or causes of action released herein; <u>provided</u>, <u>however</u>, that this indemnification provision shall not apply to any challenge by Executive of the release of claims under the ADEA, Title VII, or similar discrimination laws, and any right of the released Parties to recover reasonable attorneys' fees and/or expenses for such breach shall be governed by applicable law. It is the intention of the Parties that this indemnity does not require payment as a condition precedent to recovery by any of the Corporation Releasees under this indemnity

16. <u>No On-the-Job Injury</u>. Executive represents and warrants that Executive has not experienced a job-related illness or injury during employment with the Corporation for which Executive has not already filed a claim and that Executive has disclosed to the Corporation any pending or previously filed claim relating to an on-the-job injury or illness.

17. <u>Cooperation</u>.   Executive agrees to cooperate fully with the Corporation and its subsidiaries and affiliates in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Corporation or its subsidiaries or affiliates which relate to events or occurrences that transpired while Executive was employed by the Corporation; and in connection with any investigation or review by any federal, state, or local regulatory, quasi-regulatory, or self-governing authority (including, without limitation, the Securities and Exchange Commission) as any such investigation or review relates to events or occurrences that transpired while Executive was employed by the Corporation. Executive's full cooperation shall include, but not be limited to, being available to meet and speak with officers or employees of the Corporation and/or its counsel at reasonable times and locations, executing accurate and truthful documents, appearing at the Corporation's request as a witness at depositions, trials, or other proceedings without the necessity of a subpoena, with reasonable advance notice, providing truthful testimony and taking such other actions as may reasonably be requested by of the Corporation and/or its counsel to effectuate the foregoing. In

requesting such services, the Corporation will consider other commitments that Executive may have at the time of the request, and Executive's availability and obligations under this Paragraph shall in all instances reasonably be subject to Executive's other commitments. The Corporation agrees to reimburse Executive for any reasonable, out-of-pocket travel, hotel, and meal expenses incurred in connection with Executive's performance of obligations pursuant to this Paragraph for which Executive has obtained prior written approval from the Corporation, and the Corporation shall pay Executive $150 per hour for any services performed by Executive at the request of the Corporation pursuant to this Paragraph.

18. Truthful Testimony; Notice of Request for Testimony. Nothing in this Agreement is intended to or shall preclude either Party from providing testimony that such Party reasonably and in good faith believes to be truthful in response to a valid subpoena, court order, regulatory request, or other judicial, administrative, or legal process or otherwise as required by law. Executive shall notify the Corporation in writing as promptly as practicable after receiving any such request of the anticipated testimony and at least 10 days prior to providing such testimony (or, if such notice is not possible under the circumstances, with as much prior notice as is possible) to afford the Corporation a reasonable opportunity to challenge the subpoena, court order, or similar legal process. Moreover, nothing in this Agreement shall be construed or applied so as to limit any person from providing candid statements that such Party reasonably and in good faith believes to be truthful to any governmental or regulatory body or any self-regulatory organization.

19. Non-Solicitation. During a period of two years following the Separation Date, Executive will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer, or otherwise, or through any other "person" (which, for the purposes of this Paragraph, shall mean an individual, a corporation, a partnership, an association, a joint-stock company, a trust, any unincorporated organization, or a government or political subdivision thereof): (1) solicit, encourage, or assist any employee of the Corporation or any affiliate of the Corporation to terminate his or her relationship with the Corporation or any affiliate of the Corporation; or (2) request or cause customers, suppliers, or other parties with whom the Corporation or any of its affiliates has a business relationship to cancel or terminate any such business relationship with the Corporation or any of its affiliates.

20. Tax Indemnification. It is understood between the Parties that Executive has not relied upon any representation, express or implied, made by the Corporation or any of its representatives as to the tax consequences of this Agreement and that Executive releases the Corporation Releasees from any and all liability in connection with any such tax consequences. The Corporation's payments to Executive described above in Paragraph 2 represent a compromise of any and all of Executive's known or unknown claims against the Corporation Releasees. Executive agrees that any liability for state or federal income tax payments or penalties arising from said payments shall be Executive's sole responsibility. Executive agrees to indemnify and to hold harmless the Corporation Releasees from any and all actions, claims, or demands brought by any tax or other authority based upon Executive's tax obligations arising from payments to be made

pursuant to this Agreement, and Executive agrees specifically to reimburse the Corporation for any taxes, interest, and penalties paid by the Corporation and for the costs, legal fees, and any other expenses incurred by the Corporation as a result of any such actions, claims, or demands.

21. <u>Arbitration</u>. Except for an action for injunctive relief to enforce the terms of this Agreement, any dispute concerning the application of this Agreement, and any other dispute from time to time between Executive and the Corporation, shall be settled by arbitration, to take place in Los Angeles, California before an arbitrator selected by the Parties. Any arbitration shall be in accordance with and under the auspices and rules of the Judicial Arbitration and Mediation Services, Inc. ("JAMS") for the resolution of disputes. The arbitration shall be held in accordance with the JAMS then current Arbitration Rules & Procedures (and no other JAMS rules), which currently are available at https://www.jamsadr.com/rules-comprehensive-arbitration/. Unless otherwise provided by law, the Parties will each share 50% of the arbitration costs and fees. The decision of the arbitrator shall be final and conclusive, and the Parties waive the right to trial de novo or appeal.

22. <u>Binding Agreement</u>. This Agreement shall be binding upon each Party and its and his or her heirs, administrators, representatives, executors, successors, and assigns and shall inure to the benefit of the Corporation Releasees and each of them and to their heirs, administrators, representatives, executors, successors, and assigns.

23. <u>Contract Interpretation</u>. The language of this Agreement shall not be construed for or against any particular Party. The Paragraph headings are inserted as a matter of convenience and in no way define, limit, or describe the scope of such Paragraph or affect the interpretation of this Agreement. The invalidity or enforceability, in whole or in part, of any provision of this Agreement will not affect the validity or enforceability of any other provision. In the event of a conflict or inconsistency between the terms of this Agreement and any other agreement between the Parties, the terms of this Agreement shall control.

24. <u>Entire Agreement/Survival</u>. Executive acknowledges that no promises or representations other than those set forth in this Agreement have been made to Executive to induce Executive to sign this Agreement and that Executive only has relied on promises expressly stated herein. This Agreement sets forth the entire understanding between Executive and the Corporation and supersedes any prior agreements or understandings, express or implied, pertaining to the terms of Executive's employment with the Corporation and the termination of the employment relationship. The provisions of this Agreement shall survive the Separation Date and the termination of Executive's employment.

25. <u>Governing Law.</u> This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California, without regard to its conflict of laws provisions.

26. <u>Waiver</u>. No purported waiver of a breach or default will be valid unless specifically stated in writing by the waiving Party. No such waiver waives any subsequent breach or default of the same or any other term in this Agreement.

27. <u>No Further Amendment</u>. No amendment or modification of this Agreement will be binding unless executed in writing by the Parties or their permitted successors or assigns. No course of conduct or course of performance under this Agreement or any other agreement between the Parties will be deemed to amend or modify this Agreement.

28. <u>Attorneys' Fees.</u> Executive acknowledges and agrees that Executive is solely responsible for paying any attorneys' fees and costs that Executive has incurred in connection with this matter. The Parties also agree that execution of this Agreement does not make Executive the "substantially prevailing party" or "prevailing party" under any statute or regulation, and Executive agrees not to seek an award of attorneys' fees or costs from the Corporation in any forum. However, should legal action be necessary to enforce or interpret this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs.

29. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts and by any electronic means, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement.

**PLEASE READ CAREFULLY. THIS AGREEMENT INCLUDES THE RELEASE
OF ALL KNOWN AND UNKNOWN CLAIMS.**

The Parties have executed this Agreement, consisting of 11 pages, including this page, as of the dates indicated below.

Dated: _____   [Dine Brands International, Inc. / Applebee's Services, Inc. /
           International House Of Pancakes, LLC] the "Corporation"

           By: _____

           Its: _____

Dated: _____

           _____ the "Executive"

           _____

Exhibit 10.76

SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

This Second Amendment ("**Second Amendment**") is made effective as of February 28, 2025, by and between Dine Brands Global, Inc., a Delaware corporation (the "**Corporation**"), and John W. Peyton (the "**Executive**") as an amendment to the Employment Agreement between the parties effective November 13, 2020, as amended by that certain Amendment between the parties effective May 15, 2023 (together, the "**Employment Agreement**").

WHEREAS, the parties mutually desire to amend the Employment Agreement as set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual terms and conditions hereof, the Corporation and the Executive hereby agree as follows:

1.   **Amendment of Section 14(b)(iii)**. Effective February 28, 2025, Clause (iii) of Subsection b. of Section 14 of the Employment Agreement is hereby amended to read as follows:

> (iii)   any unvested stock options, stock appreciation rights, restricted stock awards, restricted stock units and any other equity-based or long-term cash-based awards held by the Executive, other than the Make-Good RSUs and Make-Good Option, that are subject only to service or time based vesting conditions (and not performance-based vesting conditions) and that would have vested during the 24-month period following the Executive's termination will vest as of the day immediately preceding the effective date of termination. Notwithstanding the foregoing, in the event an equity-based or long-term cash-based award agreement or the plan pursuant to which an equity-based or long-term cash-based award was granted provides for more favorable treatment of such awards upon a Change in Control or the Executive's termination of employment, nothing in this Agreement is intended to limit the Executive's right to such more favorable treatment as provided in such award agreement or plan, but this Agreement shall supersede any less favorable vesting therein,

2.   **Amendment of Section 14(b)(iv)**. Effective February 28, 2025, the following language is added to the end of Clause (iv) of Subsection b. of Section 15 of the Employment Agreement:

> Notwithstanding the foregoing, in the event an equity-based or long-term cash-based award agreement or the plan pursuant to which an equity-based or long-term cash-based award was granted provides for more favorable treatment of such awards upon a Change in Control or the Executive's termination of employment, nothing in this Agreement is intended to limit the Executive's right to such more favorable treatment as provided in such award agreement or plan, but this Agreement shall supersede any less favorable vesting therein,

3.   **Amendment of Section 15(c)**. Effective February 28, 2025, Subsection c. of Section 15 of the Employment Agreement is hereby amended to read as follows:

c.   Any unvested stock options, stock appreciation rights, restricted stock awards, restricted stock units, and other equity-based or long-term cash-based awards held by the Executive (including, without limitation, the Make-Good RSUs and the Make-Good Option) that are subject only to service or time-based vesting conditions (and not performance-based vesting conditions) will vest as of the day immediately preceding the effective date of termination and, to the extent applicable, will become exercisable, and any restrictions or conditions on such equity-based awards shall immediately lapse and be deemed satisfied. Any stock options or stock appreciation rights held by the Executive shall remain exercisable until the earlier of 24 months after the date of termination or their original expiration date. Notwithstanding the foregoing, in the event an equity-based or long-term cash-based award agreement or the plan pursuant to which an equity-based or long-term cash-based award was granted provides for more favorable treatment of such awards upon a Change in Control or the Executive's termination of employment, nothing in this Agreement is intended to limit the Executive's right to such more favorable treatment as provided in such award agreement or plan, but this Agreement shall supersede any less favorable vesting therein.

4.   **Amendment of Section 15(d)**. Effective February 28, 2025, Subsection d. of Section 15 of the Employment Agreement is hereby amended to read as follows:

Upon the occurrence of a Change in Control, the Executive shall, with respect to all outstanding, unvested performance units and any other equity-based and long-term cash-based compensation awards subject to performance-based vesting criteria that are held by the Executive immediately prior to the Change in Control, be deemed to have satisfied any performance-based vesting criteria at the target level of performance, and following the Change in Control any such awards shall continue to vest based upon the time or service-based vesting criteria, if any, to which the award is subject. If the Executive's employment terminates in accordance with the terms and conditions of this Section 15 after a Change in Control, such performance-based awards shall become immediately and fully vested, and shall be paid to the Executive not later than 30 days after the date of such termination. Notwithstanding the foregoing, in the event an equity-based or long-term cash-based award agreement or the plan pursuant to which an equity-based or long-term cash-based award was granted provides for more favorable treatment of such awards upon a Change in Control or the Executive's termination of employment, nothing in this Agreement is intended to limit the Executive's right to such more favorable treatment as provided in such award agreement or plan, but this Agreement shall supersede any less favorable vesting therein.

5.   **Entire Agreement**. The Employment Agreement, as amended by this Second Agreement, sets forth the entire understanding of the parties and supersedes all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof and all

agreements, acknowledgments, designations and directions of the Executive made or given under any Corporation policy statement or benefit program. Except as expressly amended herein, all other terms and conditions of the Employment Agreement shall remain unmodified and in full force and effect. No terms, conditions, warranties, other than those contained herein, and no amendments or modifications hereto shall be binding unless made in writing and signed by the parties hereto.

6. **<u>Binding Effect</u>**. This Second Amendment shall extend to and be binding upon and inure to the benefit of the parties hereto, their respective heirs, representatives, successors and assigns. This Second Amendment may not be assigned by the Executive, but may be assigned by the Corporation to any person or entity that succeeds to the ownership or operation of the business in which the Executive is primarily employed by the Corporation.

7. **<u>Waiver</u>**. No purported waiver of a breach or default will be valid unless specifically stated in writing by the waiving party. No such waiver waives any subsequent breach or default of the same or any other terms in this Second Amendment.

8. **<u>Counterparts</u>**. This Second Amendment may be executed in any number of counterparts and by any electronic means, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement.

<center>[Signature Page Follows]</center>

IN WITNESS WHEREOF, the Corporation and the Executive have executed this Second Amendment as of the date and year first above written.

EXECUTIVE: Dine Brands Global, Inc.:

By: /s/ John W. Peyton   By: /s/ Christine K. Son

John W. Peyton   Name: Christine K Son

                                                Title: Senior Vice President, Legal,
                                                General Counsel and Secretary

Exhibit 10.77

DINE BRANDS GLOBAL, INC.
2019 STOCK INCENTIVE PLAN
PERFORMANCE AWARD AGREEMENT

THIS PERFORMANCE AWARD AGREEMENT (the "Agreement") is entered into as of _____, by and between **DINE BRANDS GLOBAL, INC.**, a Delaware corporation (the "Company"), and _____, an employee of the Company (the "Participant").

RECITALS:

Pursuant to the Dine Brands Global, Inc. 2019 Stock Incentive Plan (the "Plan"), the Compensation Committee of the Board of Directors of the Company (the "Committee"), as the administrator of the Plan, has determined that the Participant is to be granted a Performance Award (the "Award") payable in the form of cash on the terms and conditions set forth herein.

Any capitalized terms not defined herein shall have their respective meanings set forth in the Plan.

AGREEMENT:

In consideration of the foregoing and of the mutual covenants set forth herein and other good and valuable consideration, the parties hereto agree as follows:

1. <u>GRANT OF PERFORMANCE UNITS</u>. Subject to the attainment of the performance goal set forth on <u>Exhibit A</u>, the Participant is entitled to that number of performance units ("Performance Units") determined in accordance with <u>Exhibit A</u> and subject to the terms and conditions of this Agreement. Each Performance Unit shall have a value of $1.00. Within sixty (60) days following the end of the Performance Period, the Committee shall determine the total number of Performance Units payable pursuant to the Award in accordance with the Performance Unit matrix set forth on <u>Exhibit A</u> hereto and the Committee's determination of the applicable performance level. For purposes of this Agreement, the "Performance Period" means the two-year performance period beginning on January 1, 2025 and ending on December 31, 2026.

2. <u>VESTING AND SETTLEMENT OF PERFORMANCE UNITS</u>.

(a) <u>Service Vesting</u>. Except as provided in Sections 2(b), 2(c) and 2(d) below, subject to the Participant's continuous employment with the Company through the last day of the Performance Period and subject to the certification by the Committee of the performance levels achieved, as set forth in <u>Exhibit A</u>, the Participant shall become vested in the number of Performance Units that are earned. Performance Units that have vested in accordance with this Section 2 are referred to herein as "Vested Units." Performance Units that are not vested are referred to herein as "Unvested Units."

(b) <u>Disability or Death</u>. Except as provided in Section 2(c), if the Participant's employment with the Company terminates due to Disability or death prior to the last day of the Performance Period, the Participant shall remain eligible to vest in such number of the Performance Units earned at the end of the Performance Period based on the actual performance levels achieved, as set forth in <u>Exhibit A</u> (or, if such termination occurs prior to the last day of the Performance Period but more than twenty-four (24) months following a Change in Control,

the CIC Eligible Performance Units), which number of Performance Units shall be prorated based on the portion of the Performance Period that has elapsed prior to the date of termination, at which time such prorated, earned Performance Units will be considered Vested Units.

(c)   Change in Control. Upon the occurrence of a Change in Control prior to the last day of the Performance Period, a number of Performance Units shall be deemed "CIC Eligible Performance Units" as of the date of the Change in Control as is equal to the Target Number of Performance Units set forth in Exhibit A. Following the Change in Control, the CIC Eligible Performance Units shall continue to vest based upon the Participant's continuous employment through the last day of the Performance Period, except as provided in this Section 2(c) or Sections 2(b) or 2(d). If the Participant's employment with the Company is terminated within a period of twenty-four (24) months following the Change in Control (i) by the Company other than for Cause, (ii) by the Participant for Good Reason, (iii) by the Participant by reason of Retirement or (iv) due to Disability or death, the CIC Eligible Performance Units shall become immediately and fully vested and thereafter be considered Vested Units, and shall be paid to the Participant not later than thirty (30) days after the date of such termination. If the Participant's employment terminated prior to the Change in Control due to Retirement, death or Disability, as described in Sections 2(b) and 2(d), then the CIC Eligible Performance Units (as prorated as provided in Section 2(b)) shall become immediately and fully vested as of the date of the Change in Control and be paid to the Participant not later than thirty (30) days after the date of such Change in Control. In the event of a Change in Control following the last day of the Performance Period but prior to the certification by the Committee of the performance levels achieved, such certification shall occur no later than the date of the Change in Control and the resulting Vested Units shall be paid to the Participant not later than thirty (30) days after the date of such Change in Control.

(d)   Retirement. Except as provided in Section 2(c), if the Participant's employment with or service to the Company terminates by reason of Retirement prior to the last day of the Performance Period, the Participant shall remain eligible to vest in such number of the Performance Units earned at the end of the Performance Period based on the actual performance levels achieved, as set forth in Exhibit A (or, if such termination occurs prior to the last day of the Performance Period but more than twenty-four (24) months following a Change in Control, the CIC Eligible Performance Units), at which time such earned Performance Units will be considered Vested Units.

(e)   Termination of Unvested Units. Except as set forth in Sections 2(b), 2(c) and 2(d), upon the termination of the Participant's employment, any then Unvested Units held by the Participant shall be forfeited and canceled as of the date of such termination.

(f)   Settlement of Vested Units. The Vested Units shall be settled by the delivery of a cash payment equal to $1.00 times the number of Vested Units to the Participant within 2½ months after the last day of the Performance Period or, if earlier, in accordance with Section 2(c).

3.   NON-TRANSFERABILITY OF AWARD. The Award and this Agreement shall not be transferable other than by will, the laws of descent and distribution, or pursuant to beneficiary designation procedures approved by the Company. Notwithstanding the foregoing, the Award and this Agreement may be transferable to the Participant's family members, to a trust or entity established by the Participant for estate planning purposes, to a charitable organization designated by the Participant or pursuant to a qualified domestic relations order. Except to the extent permitted by this Section 3, the Award may be exercised or settled during the Participant's lifetime only by the Participant or the Participant's legal representative or similar person. Except as permitted by this Section 3, the Award may not be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer,

assign, pledge, hypothecate, encumber or otherwise dispose of the Award, the Award and all rights thereunder shall immediately become null and void.

4.   DISPUTE RESOLUTION. The parties hereto will use their reasonable best efforts to resolve any dispute hereunder through good faith negotiations. A party hereto must submit a written notice to any other party to whom such dispute pertains, and any such dispute that cannot be resolved within thirty (30) calendar days of receipt of such notice (or such other period to which the parties may agree) will be submitted to an arbitrator selected by mutual agreement of the parties. In the event that, within fifty (50) days of the written notice referred to in the preceding sentence, a single arbitrator has not been selected by mutual agreement of the parties, a panel of arbitrators (with each party to the dispute being entitled to select one arbitrator and, if necessary to prevent the possibility of deadlock, one additional arbitrator being selected by such arbitrators selected by the parties to the dispute) shall be selected by the parties. Except as otherwise provided herein or as the parties to the dispute may otherwise agree, such arbitration will be conducted in accordance with the then existing rules of the American Arbitration Association. The decision of the arbitrator or arbitrators, or of a majority thereof, as the case may be, made in writing will be final and binding upon the parties hereto as to the questions submitted, and the parties will abide by and comply with such decision; provided, however, the arbitrator or arbitrators, as the case may be, shall not be empowered to award punitive damages. Unless the decision of the arbitrator or arbitrators, as the case may be, provides for a different allocation of costs and expenses determined by the arbitrators to be equitable under the circumstances, the prevailing party or parties in any arbitration will be entitled to recover all reasonable fees (including but not limited to attorneys' fees) and expenses incurred by it or them in connection with such arbitration from the non-prevailing party or parties.

5.   NOTICES. Any notice required or permitted under this Agreement shall be deemed given when delivered either personally, by overnight courier, or when deposited in a United States Post Office, postage prepaid, addressed as appropriate, to the Participant either at his/her address set forth below or such other address as he or she may designate in writing to the Company, or to the Company: Attention: General Counsel (or said designee), at the Company's address or such other address as the Company may designate in writing to the Participant.

6.   RIGHTS AS A STOCKHOLDER. This Award shall not entitle the Participant to any privileges of ownership of shares of Common Stock.

7.   FAILURE TO ENFORCE NOT A WAIVER. The failure of the Company to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

8.   WITHHOLDING. The Company shall withhold from any payment to the Participant under this Agreement, the amount necessary to satisfy any federal, state, local or other taxes that may be required to be withheld in connection with the Award.

9.   INCORPORATION OF PLAN. The Plan is hereby incorporated by reference and made a part hereof, and the Award and this Agreement are subject to all terms and conditions of the Plan.

10.   EMPLOYMENT. Neither the Plan, the granting of the Award, this Agreement nor any other action taken pursuant to the Plan shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment of any person at any time without liability hereunder. For purposes of this Agreement, references to employment shall include employment or service with any Subsidiary of the Company.

11.   AMENDMENT AND TERMINATION. The Board may amend the Plan as it shall deem advisable, subject to any requirement of stockholder approval required by applicable law, rule or regulation, provided, however, that no amendment may impair the rights of the Participant without the consent of the Participant.

12.   GOVERNING LAW. To the extent not otherwise governed by the Code or the laws of the United States, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without regard to its conflicts of laws rules.

13.   SECTION 409A. This Agreement is intended to comply with the requirements of Section 409A of the Code and shall be interpreted and construed consistently with such intent. The payments to the Participant pursuant to this Agreement are also intended to be exempt from Section 409A of the Code to the maximum extent possible as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4). In the event the terms of this Agreement would subject the Participant to taxes or penalties under Section 409A of the Code ("409A Penalties"), the Company and the Participant shall cooperate diligently to amend the terms of this Agreement to avoid such 409A Penalties, to the extent possible; provided that in no event shall the Company be responsible for any 409A Penalties that arise in connection with any amounts payable under this Agreement. To the extent any amounts under this Agreement are payable by reference to the Participant's termination of employment, such term shall be deemed to refer to the Participant's "separation from service," within the meaning of Section 409A of the Code. Notwithstanding any other provision in this Agreement, if the Participant is a "specified employee," as defined in Section 409A of the Code, as of the date of Participant's separation from service, then to the extent any amount payable to the Participant (i) constitutes the payment of nonqualified deferred compensation, within the meaning of Section 409A of the Code, (ii) is payable upon the Participant's separation from service and (iii) under the terms of this Agreement would be payable prior to the six-month anniversary of the Participant's separation from service, such payment shall be delayed until the earlier to occur of (a) the first business day following the six-month anniversary of the separation from service and (b) the date of the Participant's death. Each payment hereunder shall constitute a "separately identified" amount within the meaning of Treasury Regulation §1.409A-2(b)(2).

14.   COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

15.   AWARDS SUBJECT TO CLAWBACK. The Award and any cash payment or shares of Common Stock delivered pursuant to the Award are subject to forfeiture, recovery by the Company or other action pursuant to this Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

16.   DEFINED TERMS. As used in this Agreement, the following terms shall have the meanings set forth below:

(a)   "Cause" shall mean as determined by the Company, (i) the willful failure by the Participant to substantially perform his or her duties with the Company (other than any such failure resulting from the Participant's incapacity due to physical or mental illness); (ii) the Participant's willful misconduct that is demonstrably and materially injurious to the Company, monetarily or otherwise; (iii) the Participant's commission of such acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude as would prevent the effective performance of

the Participant's duties; or (iv) the Participant's conviction or plea of no contest to a felony or a crime of moral turpitude.

(b)   "Disability" shall mean that the Participant, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, is receiving income replacement benefits for a period of not less than three months under a long-term disability plan maintained by the Company or one of its Subsidiaries.

(c)   The Participant shall have "Good Reason" to effect a voluntary termination of his or her employment in the event that the Company (i) breaches its obligations to pay any salary, benefit or bonus due to him or her, including its obligations under this Agreement, (ii) requires the Participant to relocate more than 50 miles from the Participant's current, principal place of employment, (iii) assigns to the Participant any duties inconsistent with the Participant's position with the Company or significantly and adversely alters the nature or status of the Participant's responsibilities or the conditions of the Participant's employment, or (iv) reduces the Participant's base salary and/or bonus opportunity, except for across-the-board reductions similarly affecting all similarly situated employees of the Company and all similarly situated employees of any corporation or other entity which is in control of the Company; and in the event of any of (i), (ii), (iii) or (iv), the Participant has given written notice to the Committee or the Board of Directors as to the details of the basis for such Good Reason within thirty (30) days following the date on which the Participant alleges the event giving rise to such Good Reason occurred, the Company has failed to provide a reasonable cure within thirty (30) days after its receipt of such notice and the effective date of the termination for Good Reason occurs within ninety (90) days after the initial existence of the facts or circumstances constituting Good Reason.

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IN WITNESS WHEREOF, the parties have executed this Performance Award Agreement on the day and year first above written.

COMPANY:

DINE BRANDS GLOBAL INC.

By: _____

John W. Peyton
Chief Executive Officer

PARTICIPANT:

_____

[Name]

_____

Address

_____

City/State/Zip

Exhibit A

Target Number of Performance Units (the "Target Award"): _____

Maximum Number of Performance Units (the "Maximum Award"): _____

1. <u>Net Development Performance</u>. A number of Performance Units shall be earned based on Cumulative Net Development achievement relative to the Cumulative Net Development Target during the Performance Period in accordance with the matrix below.

Performance	Payout	Cumulative Net Development for the Performance Period
Below Threshold	0%	< 50% of Cumulative Net Development Target
Threshold	50%	50% of Cumulative Net Development Target
Target	100%	100% of Cumulative Net Development Target
Maximum	200%	200% of Cumulative Net Development Target

The payout shall be interpolated on a linear basis between 50% and 200% of the Target Number of Performance Units to the extent the Cumulative Net Development of the Company is greater than 50% of the Cumulative Net Development Target and less than 200% of the Cumulative Net Development Target.

In no event will more than the Maximum Number of Performance Units vest pursuant to this <u>Exhibit A</u>.

For purposes of this Award:

"<u>Cumulative Net Development</u>" means the cumulative Net Development for each of the two years in the Performance Period.

"<u>Cumulative Net Development Target</u>" means the sum of the budgeted Net Development for the two fiscal years in the Performance Period. The Net Development budget for each fiscal year in the Performance Period shall be set by the Committee no later than March 15 of the applicable

fiscal year. This <u>Exhibit A</u> shall be deemed amended to include such Cumulative Net Development Target for the Performance Period as and when determined by the Committee.

"<u>Net Development</u>" means, for each fiscal year the number of new restaurant starts globally across all brands during the fiscal year, less any restaurant closings.

Exhibit 10.78

DINE BRANDS GLOBAL, INC.
2019 STOCK INCENTIVE PLAN
PERFORMANCE AWARD AGREEMENT

THIS PERFORMANCE AWARD AGREEMENT (the "Agreement") is entered into as of _____, by and between **DINE BRANDS GLOBAL, INC.**, a Delaware corporation (the "Company"), and _____, an employee of the Company (the "Participant").

RECITALS:

Pursuant to the Dine Brands Global, Inc. 2019 Stock Incentive Plan (the "Plan"), the Compensation Committee of the Board of Directors of the Company (the "Committee"), as the administrator of the Plan, has determined that the Participant is to be granted a Performance Award (the "Award") payable in the form of cash on the terms and conditions set forth herein.

Any capitalized terms not defined herein shall have their respective meanings set forth in the Plan.

AGREEMENT:

In consideration of the foregoing and of the mutual covenants set forth herein and other good and valuable consideration, the parties hereto agree as follows:

1.   GRANT OF PERFORMANCE UNITS.   Subject to the attainment of the performance goal set forth on Exhibit A, the Participant is entitled to that number of performance units ("Performance Units") determined in accordance with Exhibit A and subject to the terms and conditions of this Agreement. Each Performance Unit shall have a value of $1.00. Within sixty (60) days following the end of the Performance Period, the Committee shall determine the total number of Performance Units payable pursuant to the Award in accordance with the Performance Unit matrix set forth on Exhibit A hereto and the Committee's determination of the applicable performance level. For purposes of this Agreement, the "Performance Period" means the three-year performance period beginning on January 1, 2025 and ending on December 31, 2027.

2.   VESTING AND SETTLEMENT OF PERFORMANCE UNITS.

(a)   Service Vesting.   Except as provided in Sections 2(b), 2(c) and 2(d) below, subject to the Participant's continuous employment with the Company through the last day of the Performance Period and subject to the certification by the Committee of the performance levels achieved, as set forth in Exhibit A, the Participant shall become vested in the number of Performance Units that are earned. Performance Units that have vested in accordance with this Section 2 are referred to herein as "Vested Units." Performance Units that are not vested are referred to herein as "Unvested Units."

(b)   Disability or Death.   Except as provided in Section 2(c), if the Participant's employment with the Company terminates due to Disability or death prior to the last day of the Performance Period, the Participant shall remain eligible to vest in such number of the Performance Units earned at the end of the Performance Period based on the actual performance levels achieved, as set forth in Exhibit A (or, if such termination occurs prior to the last day of the Performance Period but more than twenty-four (24) months following a Change in Control,

the CIC Eligible Performance Units), which number of Performance Units shall be prorated based on the portion of the Performance Period that has elapsed prior to the date of termination, at which time such prorated, earned Performance Units will be considered Vested Units.

(c)   Change in Control. Upon the occurrence of a Change in Control prior to the last day of the Performance Period, a number of Performance Units shall be deemed "CIC Eligible Performance Units" as of the date of the Change in Control as is equal to the Target Number of Performance Units set forth in Exhibit A. Following the Change in Control, the CIC Eligible Performance Units shall continue to vest based upon the Participant's continuous employment through the last day of the Performance Period, except as provided in this Section 2(c) or Sections 2(b) or 2(d). If the Participant's employment with the Company is terminated within a period of twenty-four (24) months following the Change in Control (i) by the Company other than for Cause, (ii) by the Participant for Good Reason, (iii) by the Participant by reason of Retirement or (iv) due to Disability or death, the CIC Eligible Performance Units shall become immediately and fully vested and thereafter be considered Vested Units, and shall be paid to the Participant not later than thirty (30) days after the date of such termination. If the Participant's employment terminated prior to the Change in Control due to Retirement, death or Disability, as described in Sections 2(b) and 2(d), then the CIC Eligible Performance Units (as prorated as provided in Section 2(b)) shall become immediately and fully vested as of the date of the Change in Control and be paid to the Participant not later than thirty (30) days after the date of such Change in Control. In the event of a Change in Control following the last day of the Performance Period but prior to the certification by the Committee of the performance levels achieved, such certification shall occur no later than the date of the Change in Control and the resulting Vested Units shall be paid to the Participant not later than thirty (30) days after the date of such Change in Control.

(d)   Retirement. Except as provided in Section 2(c), if the Participant's employment with or service to the Company terminates by reason of Retirement prior to the last day of the Performance Period, the Participant shall remain eligible to vest in such number of the Performance Units earned at the end of the Performance Period based on the actual performance levels achieved, as set forth in Exhibit A (or, if such termination occurs prior to the last day of the Performance Period but more than twenty-four (24) months following a Change in Control, the CIC Eligible Performance Units), at which time such earned Performance Units will be considered Vested Units.

(e)   Termination of Unvested Units. Except as set forth in Sections 2(b), 2(c) and 2(d), upon the termination of the Participant's employment, any then Unvested Units held by the Participant shall be forfeited and canceled as of the date of such termination.

(f)   Settlement of Vested Units. The Vested Units shall be settled by the delivery of a cash payment equal to $1.00 times the number of Vested Units to the Participant within 2½ months after the last day of the Performance Period or, if earlier, in accordance with Section 2(c).

3.   NON-TRANSFERABILITY OF AWARD. The Award and this Agreement shall not be transferable other than by will, the laws of descent and distribution, or pursuant to beneficiary designation procedures approved by the Company. Notwithstanding the foregoing, the Award and this Agreement may be transferable to the Participant's family members, to a trust or entity established by the Participant for estate planning purposes, to a charitable organization designated by the Participant or pursuant to a qualified domestic relations order. Except to the extent permitted by this Section 3, the Award may be exercised or settled during the Participant's lifetime only by the Participant or the Participant's legal representative or similar person. Except as permitted by this Section 3, the Award may not be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer,

assign, pledge, hypothecate, encumber or otherwise dispose of the Award, the Award and all rights thereunder shall immediately become null and void.

4.   DISPUTE RESOLUTION. The parties hereto will use their reasonable best efforts to resolve any dispute hereunder through good faith negotiations. A party hereto must submit a written notice to any other party to whom such dispute pertains, and any such dispute that cannot be resolved within thirty (30) calendar days of receipt of such notice (or such other period to which the parties may agree) will be submitted to an arbitrator selected by mutual agreement of the parties. In the event that, within fifty (50) days of the written notice referred to in the preceding sentence, a single arbitrator has not been selected by mutual agreement of the parties, a panel of arbitrators (with each party to the dispute being entitled to select one arbitrator and, if necessary to prevent the possibility of deadlock, one additional arbitrator being selected by such arbitrators selected by the parties to the dispute) shall be selected by the parties. Except as otherwise provided herein or as the parties to the dispute may otherwise agree, such arbitration will be conducted in accordance with the then existing rules of the American Arbitration Association. The decision of the arbitrator or arbitrators, or of a majority thereof, as the case may be, made in writing will be final and binding upon the parties hereto as to the questions submitted, and the parties will abide by and comply with such decision; provided, however, the arbitrator or arbitrators, as the case may be, shall not be empowered to award punitive damages. Unless the decision of the arbitrator or arbitrators, as the case may be, provides for a different allocation of costs and expenses determined by the arbitrators to be equitable under the circumstances, the prevailing party or parties in any arbitration will be entitled to recover all reasonable fees (including but not limited to attorneys' fees) and expenses incurred by it or them in connection with such arbitration from the non-prevailing party or parties.

5.   NOTICES. Any notice required or permitted under this Agreement shall be deemed given when delivered either personally, by overnight courier, or when deposited in a United States Post Office, postage prepaid, addressed as appropriate, to the Participant either at his/her address set forth below or such other address as he or she may designate in writing to the Company, or to the Company: Attention: General Counsel (or said designee), at the Company's address or such other address as the Company may designate in writing to the Participant.

6.   RIGHTS AS A STOCKHOLDER. This Award shall not entitle the Participant to any privileges of ownership of shares of Common Stock.

7.   FAILURE TO ENFORCE NOT A WAIVER. The failure of the Company to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

8.   WITHHOLDING. The Company shall withhold from any payment to the Participant under this Agreement, the amount necessary to satisfy any federal, state, local or other taxes that may be required to be withheld in connection with the Award.

9.   INCORPORATION OF PLAN. The Plan is hereby incorporated by reference and made a part hereof, and the Award and this Agreement are subject to all terms and conditions of the Plan.

10.   EMPLOYMENT. Neither the Plan, the granting of the Award, this Agreement nor any other action taken pursuant to the Plan shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment of any person at any time without liability hereunder. For purposes of this Agreement, references to employment shall include employment or service with any Subsidiary of the Company.

11.   AMENDMENT AND TERMINATION. The Board may amend the Plan as it shall deem advisable, subject to any requirement of stockholder approval required by applicable law, rule or regulation, provided, however, that no amendment may impair the rights of the Participant without the consent of the Participant.

12.   GOVERNING LAW. To the extent not otherwise governed by the Code or the laws of the United States, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without regard to its conflicts of laws rules.

13.   SECTION 409A. This Agreement is intended to comply with the requirements of Section 409A of the Code and shall be interpreted and construed consistently with such intent. The payments to the Participant pursuant to this Agreement are also intended to be exempt from Section 409A of the Code to the maximum extent possible as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4). In the event the terms of this Agreement would subject the Participant to taxes or penalties under Section 409A of the Code ("409A Penalties"), the Company and the Participant shall cooperate diligently to amend the terms of this Agreement to avoid such 409A Penalties, to the extent possible; provided that in no event shall the Company be responsible for any 409A Penalties that arise in connection with any amounts payable under this Agreement. To the extent any amounts under this Agreement are payable by reference to the Participant's termination of employment, such term shall be deemed to refer to the Participant's "separation from service," within the meaning of Section 409A of the Code. Notwithstanding any other provision in this Agreement, if the Participant is a "specified employee," as defined in Section 409A of the Code, as of the date of Participant's separation from service, then to the extent any amount payable to the Participant (i) constitutes the payment of nonqualified deferred compensation, within the meaning of Section 409A of the Code, (ii) is payable upon the Participant's separation from service and (iii) under the terms of this Agreement would be payable prior to the six-month anniversary of the Participant's separation from service, such payment shall be delayed until the earlier to occur of (a) the first business day following the six-month anniversary of the separation from service and (b) the date of the Participant's death. Each payment hereunder shall constitute a "separately identified" amount within the meaning of Treasury Regulation §1.409A-2(b)(2).

14.   COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

15.   AWARDS SUBJECT TO CLAWBACK. The Award and any cash payment or shares of Common Stock delivered pursuant to the Award are subject to forfeiture, recovery by the Company or other action pursuant to this Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

16.   DEFINED TERMS. As used in this Agreement, the following terms shall have the meanings set forth below:

(a)   "Cause" shall mean as determined by the Company, (i) the willful failure by the Participant to substantially perform his or her duties with the Company (other than any such failure resulting from the Participant's incapacity due to physical or mental illness); (ii) the Participant's willful misconduct that is demonstrably and materially injurious to the Company, monetarily or otherwise; (iii) the Participant's commission of such acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude as would prevent the effective performance of

the Participant's duties; or (iv) the Participant's conviction or plea of no contest to a felony or a crime of moral turpitude.

(b)   "Disability" shall mean that the Participant, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, is receiving income replacement benefits for a period of not less than three months under a long-term disability plan maintained by the Company or one of its Subsidiaries.

(c)   The Participant shall have "Good Reason" to effect a voluntary termination of his or her employment in the event that the Company (i) breaches its obligations to pay any salary, benefit or bonus due to him or her, including its obligations under this Agreement, (ii) requires the Participant to relocate more than 50 miles from the Participant's current, principal place of employment, (iii) assigns to the Participant any duties inconsistent with the Participant's position with the Company or significantly and adversely alters the nature or status of the Participant's responsibilities or the conditions of the Participant's employment, or (iv) reduces the Participant's base salary and/or bonus opportunity, except for across-the-board reductions similarly affecting all similarly situated employees of the Company and all similarly situated employees of any corporation or other entity which is in control of the Company; and in the event of any of (i), (ii), (iii) or (iv), the Participant has given written notice to the Committee or the Board of Directors as to the details of the basis for such Good Reason within thirty (30) days following the date on which the Participant alleges the event giving rise to such Good Reason occurred, the Company has failed to provide a reasonable cure within thirty (30) days after its receipt of such notice and the effective date of the termination for Good Reason occurs within ninety (90) days after the initial existence of the facts or circumstances constituting Good Reason.

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IN WITNESS WHEREOF, the parties have executed this Performance Award Agreement on the day and year first above written.

COMPANY:

DINE BRANDS GLOBAL INC.

By: _____

John W. Peyton
Chief Executive Officer

PARTICIPANT:

_____
[Name]

_____
Address

_____
City/State/Zip

Exhibit A

Target Number of Performance Units (the "Target Award"): _____

Maximum Number of Performance Units (the "Maximum Award"): _____

1. <u>EBITDA Performance</u>. A number of Performance Units shall be earned based on Cumulative EBITDA achievement relative to the Cumulative EBITDA Target during the Performance Period in accordance with the matrix below.

Performance	Payout	Cumulative EBITDA for the Performance Period
Below Threshold	0%	< 85% of Cumulative EBITDA Target
Threshold	50%	85% of Cumulative EBITDA Target
Target	100%	100% of Cumulative EBITDA Target
Maximum	200%	110% of Cumulative EBITDA Target

The payout shall be interpolated on a linear basis between 50% and 200% of the Target Number of Performance Units to the extent the Cumulative EBITDA of the Company is greater than 85% of the Cumulative EBITDA Target and less than 110% of the Cumulative EBITDA Target.

2. <u>TSR Multiplier</u>. The number of Performance Units that are earned based on Cumulative EBITDA performance during the Performance Period shall be subject to adjustment based on the Company's TSR Multiplier for the Performance Period as follows:

Performance	Relative TSR	TSR Multiplier
Maximum	75th Percentile and Above	+25% (but not to exceed 200%)
Threshold	25th Percentile and Below	-25%

<u>Example 1</u>: If 113% of the Target Number of Performance Units are earned based on Cumulative EBITDA performance during the Performance Period and the Company's TSR Performance is at the 80th percentile of the TSR Comparator Group for the Performance Period, the total number of earned Performance Units will be calculated by multiplying 113% by +25%, for a total achievement percentage of 141.25% of the Target Number of Performance Units.

Example 2: If 113% of the Target Number of Performance Units are earned based on Cumulative EBITDA performance during the Performance Period and the Company's TSR Performance is at the 10th percentile of the TSR Comparator Group for the Performance Period, the total number of earned Performance Units will be calculated by multiplying 113% by -25%, for a total achievement percentage of 84.75% of the Target Number of Performance Units.

In no event will more than the Maximum Number of Performance Units vest pursuant to this Exhibit A.

For purposes of this Award:

"Cumulative EBITDA" means the cumulative EBITDA for each of the three years in the Performance Period.

"Cumulative EBITDA Target" means the sum of the budgeted EBTDA for the three fiscal years in the Performance Period. The EBITDA budget for each fiscal year in the Performance Period shall be set by the Committee no later than March 15 of the applicable fiscal year. This Exhibit A shall be deemed amended to include such Cumulative EBITDA Target for the Performance Period as and when determined by the Committee.

"EBITDA" for each fiscal year in the Performance Period means the Company's EBITDA as defined and reflected in the Company's earnings release and/or financial statements for such fiscal year.

"Stock Price" means the closing transaction price of a share of common stock of a company, as reported on the principal national stock exchange on which such common stock is traded, for the day on which the Stock Price is being determined, or if no such shares are traded on such day, the most recent day on which such shares were traded.

"TSR Comparator Group" means an index of restaurant companies approved by the Committee at the beginning of the Performance Period, and adjusted in accordance with the guidelines set forth below:

(i) If two indexed companies merge, the performance of the combined companies is tracked for balance of the Performance Period.

(ii) If an indexed company is acquired by a non-indexed company, the acquired company is excluded from the calculation.

(iii) If an indexed company becomes insolvent, it is included as zero at the bottom of the ranking.

"TSR Performance" means a company's cumulative total shareholder return as measured by dividing (A) the sum of (i) the cumulative amount of dividends for the Performance Period and

(ii) the increase or decrease in the average of the Stock Price during the first twenty trading days of the Performance Period as compared to the average of the Stock Price during the last twenty trading days of the Performance Period, by (B) the average of the Stock Price during the first twenty trading days of the Performance Period.

Exhibit 19

DINE BRANDS GLOBAL, INC.
INSIDER TRADING POLICY

(Updated and Effective as of December 11, 2013)

Introduction and Statement of Purpose

Publicly traded companies, such as Dine Brands Global, Inc. (collectively with its subsidiaries, the "Corporation"), are subject to federal and state securities laws which prohibit trading in their securities by individuals in possession of material, nonpublic information (commonly referred to as "inside information"). These laws also prohibit disclosing inside information about a company to others who may trade in that company's securities while in possession of the inside information. The purpose of these laws is to prevent persons with inside information from having an unfair advantage when trading securities with other market participants. In an effort to keep a level playing field among all market participants, regulatory enforcement agencies vigorously pursue violations of these insider trading laws and the penalties for breaking them can be severe.

The purpose of this Policy is to prevent insider trading by the Corporation's officers, employees and members of its Board of Directors. The Corporation takes compliance with the securities laws very seriously and has adopted this Policy to help its officers, employees and directors avoid the severe consequences of violating the insider trading laws. This Policy is also intended to prevent any appearance or allegation of misconduct by officers, employees and directors in order to help protect individual reputations and the reputation of the Corporation.

This Policy supersedes all previous versions of the Corporation's Insider Trading Policy. Should you have any questions regarding your responsibilities under this Policy or the insider trading laws, please contact the Corporation's Legal Department.

Insider Trading Policy

Scope of Policy

This Policy applies to every officer and employee of the Corporation and every member of its Board of Directors who is in possession of material, nonpublic information about the Corporation, referred to in this Policy as "Insiders," and to everyone with whom an Insider resides – regardless of whether or not they are related to the Insider. This Policy also applies to family members with whom an Insider does not reside but whose transactions in the Corporation's securities are directed by an Insider or are subject to an Insider's influence or control (such as the Insider's parents or children) and to any entities influenced or controlled by an Insider (such as corporations, partnerships or trusts).

This Policy also applies to transactions in all of the Corporation's securities, except as set forth below, and transactions in the securities of other companies by the Corporation's officers, employees and directors while these individuals are in possession of material, nonpublic

information about such companies as a result of their employment or association with the Corporation.

Statement of Insider Trading Policy

No Insider may, either directly or through family members, or other persons or entities, (a) buy or sell securities of the Corporation while in possession of material, nonpublic information about the Corporation or (b) disclose any material, nonpublic information about the Corporation to any individual outside the Corporation who might trade in the Corporation's securities while in possession of the information (otherwise known as "tipping"). In addition, no Insider who, as a result of their employment or association with the Corporation, comes into possession of any material, nonpublic information about another company may trade in the securities of that company while in possession of such information.

What is "material information"?

Generally, information is "material" if (i) there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security or (ii) releasing the information to the public would significantly alter the total mix of information publicly available about a company. Any information that could be expected to affect the Corporation's stock price, whether it is positive or negative, should be considered material. Although it is impossible to identify all information that might be considered material to a company, examples of information that could be material to the Corporation include:

- Quarterly and annual financial results
- Projections of future financial performance or financial guidance
- Earnings results or financial performance of the Corporation's restaurant brands that differ from consensus expectations of the investment community
- Capital investment plans and changes in such plans
- Procuring additional debt or equity financing or refinancing existing debt
- Corporate transactions such as mergers and acquisitions
- Changes in corporate dividend policy or a share repurchase program
- Changes in management or key personnel
- Significant strategic plans
- Significant cost changes on major food products
- Entry into or termination of a significant contract
- Commencement or settlement of significant litigation

Making a determination of whether you are in possession of material, nonpublic information prior to trading can be complicated and difficult. Enforcement agencies, on the other hand, will make determinations of materiality after the fact and with the benefit of 20/20 hindsight (i.e. if releasing the information to the public significantly moved the price of the stock, it will be likely be deemed to have been material). Therefore, when you are unsure of whether the information you possess is material, you should consider the following rules of thumb:

1.   If certain information about the Corporation would make <u>you</u> want to buy or sell stock in the Corporation, it is probably material information.

2.   If you cannot determine whether you are in possession of material information, consult the Corporation's Legal Department for advice <u>or abstain from trading</u>.

What is "nonpublic information"?

Information is "nonpublic" if it has not been widely disseminated to the public such as through the issuance of a press release or a filing with the Securities and Exchange Commission. For purposes of this Policy, information is not considered to have been widely disseminated to the public until the securities markets have had time to fully absorb the information. The Corporation does not consider information to be fully absorbed by the securities markets until one full trading day following the release of the information.

What is "tipping"?

"Tipping" involves the disclosure of material, nonpublic information about the Corporation to others or recommending the purchase or sale of any securities of the Corporation to anyone while in possession of material, nonpublic information. Tipping is a violation of the securities laws and this Policy and can result in the same civil and criminal penalties that apply to insider trading even if the "tipper" receives no economic benefit from trades conducted by the "tippee."

<u>Transactions Covered By This Policy</u>

This Policy prohibits the following types of trading transactions by anyone or any entity covered within the scope of the Policy at any time they are in possession of material, nonpublic information:

- Purchases and sales of the Corporation's securities in the open market
- Purchases and sales of the Corporation's securities held in individual retirement accounts, including any 401(k) plan or individual retirement account
- Sales of the Corporation's common stock acquired upon the exercise of any stock option granted under the Corporation's stock incentive plans. This prohibition includes <u>any</u> sale of shares of the Corporation's common stock in connection with the exercise of an option, including as part of a broker-assisted cashless exercise of an option or any other open market sale for the purpose of generating the cash needed to pay the exercise price of an option.
- Sales of the Corporation's common stock acquired upon the vesting of any restricted stock unit or award

<u>Transactions Exempt From This Policy</u>

This Policy does <u>not</u> prohibit the following types of transactions by anyone or any entity covered within the scope of the Policy at any time they are in possession of material, nonpublic information:

- The issuance or grant of equity awards such as any stock option or restricted stock unit or award under any of the Corporation's stock incentive plans including any such restricted stock award or unit issued in lieu of receipt of a cash dividend.
- The cash exercise of any stock option granted under any of the Corporation's stock incentive plans or any other cash purchase of securities directly from the Corporation that does <u>not</u> involve the subsequent sale of shares of the Corporation's common stock acquired upon exercise of such option or purchase. Because it does not involve an open-market transaction, exercising an option and holding the shares acquired upon exercise is permitted even when in possession of material, nonpublic information.
- The vesting or settlement of any restricted stock unit or award or the exercise of a tax withholding right pursuant to which an election has been made (either by the individual or the Corporation) to have the Corporation withhold shares of the Corporation's common stock to satisfy tax withholding obligations that arise in connection with the vesting or settlement of any restricted stock unit or award
- Bona fide gifts involving shares of the Corporation's common stock. However, the determination of whether a gift is truly a "bona fide gift" will be made on the basis of the facts and circumstances involving the gift. For example, gifts of stock to third party charities or non-profit organizations are subject to far less scrutiny than gifts to dependent children followed by an immediate sale of the gifted shares. Gifts to dependent children could result in an economic benefit to the donor and may be deemed to be not truly bona fide gifts.
- Trades conducted pursuant to a properly implemented Rule 10b5-1 trading plan (discussed in more detail below)

<u>Other Prohibited Transactions</u>

In addition to prohibiting the sale and purchase of shares of the Corporation's common stock while in possession of material, nonpublic information, this Policy also prohibits all individuals and entities covered under the Scope of this Policy from engaging in highly speculative or aggressive transactions and certain other transactions including:

Short Sales

"Shorting" shares of a company's common stock generally involves selling borrowed shares at a specific price in hopes of profiting by purchasing the shares back at a lower price. Taking a short position in the Corporation's common stock is contrary to the Corporation's goal of aligning the interests of its officers, employees and directors with the interests of its stockholders and is strictly prohibited under this Policy.

Publicly Traded Options

Publicly traded call and put options generally have short term expiration dates and are highly leveraged investment vehicles that can be used to aggressively speculate on short-term price swings in a company's underlying shares of common stock. Taking a position in the Corporation's publicly traded options may provide incentives for officers, employees and directors to make excessively risky business decisions that are focused on short-term performance at the expense of long-term, sustainable performance and is strictly prohibited under this Policy.

Margin Accounts and Pledging

Securities held in a margin account may be sold by the broker without the owner's consent if the owner fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure without the borrower's consent if the borrower defaults on the loan. Holding securities of the Corporation in a margin account or pledging them as security for a loan could result in a sale of such securities at a time when the sale is prohibited by the insider trading laws and is strictly prohibited by this Policy.

Hedging Transactions

Hedging transactions generally involve the use of financial instruments to lock in the value of a securities position by preventing a decrease and/or increase in value. Using such financial instruments to hedge the value of a position held in shares of the Corporation's common stock is contrary to the Corporation's goal of aligning the interest of its officers, employees and directors with the interests of its stockholders and is strictly prohibited by this Policy.

Limit Orders

Using limit orders to transact trades in shares of a company's stock involves instructing a broker to buy or sell a stock at a particular price within a specified amount of time, including placing an order that is "good until cancelled." Placing limit orders when a person is not in possession of material, nonpublic information may result in a trade at some point in the future when the person subsequently comes into possession of material, nonpublic information. Therefore, having an open limit order, regardless of the limit order price, during a period in which a person is in possession of material, nonpublic information about the Corporation or is otherwise subject to the Corporation's quarterly or an event-specific closed window period (discussed in more detail below) is strictly prohibited by this Policy.

Quarterly and Event-specific Trading Windows

Quarterly Trading Windows

The Corporation's General Counsel maintains a list of individuals, referred to as Designated Insiders, comprised of members of the Corporation's Board of Directors, officers and certain other employees as determined by the Chief Executive Officer, Chief Financial Officer, General Counsel or Senior Counsel, Securities who, by virtue of their position, receive or have

access to certain material, nonpublic information about the Corporation. Because Designated Insiders often possess material, nonpublic information about the Corporation's expected financial results before they are released to the public, they may only conduct trades in the Corporation's securities during quarterly open trading windows which coincide with the public release of the Corporation's financial results. The quarterly trading window opens as of the close of trading on the New York Stock Exchange on the first full trading day following the issuance of the earnings release reporting the Corporation's quarterly or annual financial results. The quarterly trading window closes on the first business day which is fifteen calendar days before the close of the fiscal quarter or fiscal year. The prohibition on trading in the Corporation's securities when in possession of material, nonpublic information set forth in this Policy continues to apply to Designated Insiders even when the quarterly trading window is open.

Pre-Clearance During Open Trading Window Periods

Designated Insiders and their family members who wish to engage in any transaction in the Corporation's securities during an open quarterly trading window must receive pre-clearance of all proposed transactions from the Corporation's General Counsel or securities counsel prior to engaging in any such transaction. Designated Insiders may obtain pre-clearance by submitting the "Transaction Pre-clearance Form" attached to this Policy as Exhibit A for approval to the Corporation's General Counsel or securities counsel. All requests for pre-clearance should be submitted at least three business days in advance of the proposed transaction date to allow for pre-clearance and preparation of any required filings with the Securities and Exchange Commission for individuals who have been notified by the General Counsel that they are subject to Section 16 of the Securities Exchange Act. Once pre-clearance is received, the Designated Insider may trade until the closing of the next quarterly trading window or event-specific trading window (described below) or until the Designated Insider otherwise comes into possession of material, nonpublic information. Immediately following consummation of the trade, the Designated Insider shall submit to the Corporation's General Counsel or securities counsel a completed copy of the "Transaction Notification Form" attached to this Policy as Exhibit B. Trades that occur in connection with a properly implemented Rule 10b5-1 trading plan (described in more detail below) do not require pre-clearance but must still be reported to the Corporation's General Counsel or securities counsel using the Transaction Notification Form. If pre-clearance is denied, the Designated Insider must avoid any transactions in the Corporation's securities and is not permitted to inform any other person that the pre-clearance has been denied.

Event-Specific Closed Trading Window Periods

From time-to-time, members of the Board of Directors, certain officers and other employees of the Corporation may come into possession of material, nonpublic information. When this occurs, the General Counsel may close the trading window for these individuals until such time as the information they possess is no longer material or has been released to the public. Such event-specific trading restrictions will apply to these individuals regardless of whether the Corporation's quarterly trading window is open. Individuals who are subject to an event-specific closed trading window are not permitted to inform anyone that the trading restriction is in place.

Rule 10b5-1 Trading Plan Exception

The trading prohibitions set forth in this Policy will not apply to trades that are conducted through the use of a properly implemented Rule 10b5-1 trading plan. The Securities and Exchange Commission has adopted Rule 10b5-1 that provides a defense from insider trading liability of trades occurring under a pre-arranged trading plan that meets the rule's requirements. Under this rule, an individual who in good faith and not as part of a scheme to evade insider trading liability (i) enters into a binding contract, instruction or written plan that specifies the amount, price and date on which securities are to be purchased or sold, or a pre-determined formula by which the amount, price and date of trades will be determined, (ii) establishes the trading plan at a time when such individual is not in possession of material, nonpublic information concerning the company whose securities are to be purchased or sold and (iii) does not exercise any subsequent influence over how, when or whether to effect the transactions, will be able to claim a defense to insider trading liability even if the transactions executed under the trading plan occur at a time when the person is in possession of material, nonpublic information.

Rule 10b5-1 trading plans are typically entered into with a broker (such as Fidelity). Prior to establishment of the trading plan, the Designated Insider must submit the plan for review by the Corporation's General Counsel or securities counsel for a determination that the Corporation does not object to the trading plan. The Corporation's General Counsel and securities counsel are not responsible for determining whether the trading plan is in compliance with Rule 10b5-1. Compliance with Rule 10b5-1 is solely the responsibility of the Designated Insider.

All Rule 10b5-1 trading plans must be fully executed by the parties to the trading plan and in place for a minimum of 30 days prior to the execution of any scheduled trade under the plan. Designated insiders may only amend a trading plan while they are not in possession of material, nonpublic information, during open quarterly trading windows and when they are not otherwise subject to an event-specific closed trading window. Every Rule 10b5-1 trading plan entered into by a designated insider must contain a provision that (i) permits the designated insider to terminate the trading plan at any time prior to the scheduled expiration of the trading plan and (ii) permits the Corporation to instruct the broker to suspend trading under the plan until further instructed by the Corporation that trading under the plan may resume.

<u>Penalties for Non-compliance with Insider Trading Laws and this Policy</u>

It is the responsibility of all officers, employees and members of the Board of Directors of the Corporation to comply with the securities laws and this Policy. As stated in the introduction to this Policy and as further described below, the penalties for breaking the insider trading laws can be severe.

The Consequences for Traders and Tippers

Officers, employees and members of the Board of Directors who trade in the Corporation's securities while in possession of material, nonpublic information about the Corporation – or their "tippees" who trade after receiving such information from them – are subject to severe penalties:

1. Civil penalties of up to three times the profit gained or loss avoided as a result of the insider trading.

2. Criminal penalties of up to $5,000,000 (no matter how small the profit gained or loss avoided).

3. Imprisonment of up to twenty years.

The Consequences for Control Persons

The Corporation and its directors, officers and supervisory personnel are also subject to substantial civil and, in the case of the Corporation, criminal penalties if they fail to take appropriate steps to prevent illegal insider trading.

Corporation-Imposed Sanctions

The Corporation takes compliance with the securities laws very seriously. Any violation by any officer, employee or member of the Board of Directors of the insider trading laws or this Policy may result in Corporation-imposed disciplinary sanctions - include termination of employment or removal proceedings. The Corporation may determine that specific conduct violates this Policy, whether or not the conduct is also a violation of the law. Therefore, the Corporation may initiate disciplinary action for violations of this Policy prior to the filing or conclusion of any civil or criminal action for any alleged violation of the insider trading laws.

TRANSACTION PRE-CLEARANCE FORM

NAME: _____

Date: _____   **Transaction Type:**

__   Buy

__   Sell

__   Cashless Exercise (Exercise Options and Sell All Shares)

__   Cashless Exercise (Exercise and Sell Portion to Cover Taxes/
            Option Cost)

__   Exercise and Hold

**Number of Shares/
Options**: _____   **Asset Type**:

__   Common Stock

__   Preferred Stock

__   Debt Securities

THE NAME IN WHICH SHARES TO
BE SOLD OR ACQUIRED ARE TITLED:

IF A SALE, THE DATE YOU
ORIGINALLY ACQUIRED THE SHARES:

ANY TRANSACTION IN THE LAST SIX MONTHS OR CONTEMPLATED TO BE MADE
IN THE NEXT SIX MONTHS?   ___YES   ___NO

IF YES, PLEASE DESCRIBE DETAILS OF THE TRANSACTION:

THE BROKER WHO WILL ARRANGE THE PROPOSED TRANSACTION:
(COMPLETE BELOW IF OTHER THAN FIDELITY)

BROKER NAME:
BROKERAGE FIRM:
ADDRESS:
PHONE:
FAX NUMBER:

WHERE WE CAN REACH YOU IN THE NEXT FEW DAYS TO ASK QUESTIONS OR OBTAIN YOUR SIGNATURE:

_____
Address

_____
Telephone

<u>CERTIFICATION STATEMENT</u>

The undersigned hereby certifies that, he/she is not in possession of any material, nonpublic information regarding Dine Brands Global, Inc. or its subsidiaries (the "Corporation") (i.e., information that a reasonable investor would consider important in making a decision to buy, sell, or hold stock of the Corporation), and that, the undersigned is not involved in any pending projects on behalf of, or in connection with his/her relationship with, the Corporation or its subsidiaries that involve material nonpublic information.

Furthermore, the undersigned hereby agrees not to buy or sell any securities of the Corporation except in compliance with the Corporation's Insider Trading Policy and the relevant insider trading laws. The undersigned acknowledges and understands that the clearance to trade in the Corporation's stock is given by the Corporation's General Counsel in reliance upon this Certification Statement and will be effective only for the remainder of the current quarterly open trading window (or until the undersigned becomes subject to an event-specific closed trading window period or otherwise comes into possession of material, nonpublic information), and that after the expiration of such trading window, any subsequent proposed transaction involving the Corporation's securities by the undersigned must receive the prior pre-clearance of the General Counsel.

Submitted to the Corporation's General Counsel this ____ day of _____, 20__.

NAME:

TITLE:

SIGNATURE:

Approved: ___YES   NO___   By: _____   Date:

TRANSACTION NOTIFICATION FORM

The undersigned traded stock of the Corporation, as follows (*check the appropriate space*):

_____   Bought _____   (#) shares $ _____ per share

_____   Sold _____   (#) shares $ _____ per share

_____ Exercised   _____(#) options granted to me on _____, 20__,
pursuant to the _____ (name of plan) and concurrently sold _____
(#) shares

TRANSACTION DATE:

NAME:

TITLE:

SIGNATURE:

EMAIL ADDRESS:

Exhibit 21.1

SUBSIDIARIES OF DINE BRANDS GLOBAL, INC.
As of December 31, 2024

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Dine Brands Global, Inc.	DE
Dine Brands International, Inc.	DE
International House of Pancakes, LLC	DE
III Industries of Canada LTD	Canada
IHOP of Canada ULC	Canada
IHOP TPGC, LLC	OH
IHOP SPV Guarantor LLC	DE
IHOP Funding LLC	DE
IHOP Restaurants LLC	DE
IHOP Franchisor LLC	DE
IHOP Property LLC	DE
IHOP Leasing LLC	DE
ACM Cards, Inc.	FL
Applebee's Brazil, LLC	KS
Applebee's Canada Corp.	Canada
Applebee's International, Inc.	DE
Applebee's Investments, LLC	KS
Applebee's Restaurantes de Mexico S.de R.L. de C.V.	Mexico
Applebee's UK, LLC	KS
Applebee's Restaurant Holdings, LLC	DE
Applebee's Restaurants Kansas LLC	KS
Applebee's Restaurants Mid-Atlantic LLC	DE
Applebee's Restaurants North LLC	DE
Applebee's Restaurants Texas LLC	TX
Applebee's Restaurants Vermont, Inc.	VT
Applebee's Restaurants West LLC	DE
Applebee's Restaurants Inc.	KS
Applebee's Services, Inc.	KS
Applebee's SPV Guarantor LLC	DE
Applebee's Funding LLC	DE
Applebee's Restaurants LLC	DE
Applebee's Franchisor LLC	DE
Gourmet Systems of Brazil, LLC	KS
Gourmet Systems Massachusetts, LLC	MA
Gourmet Systems of New York, Inc.	NY
Gourmet Systems of Tennessee, Inc.	TN
Gourmet Systems USA, LLC	KS
Neighborhood Insurance, Inc.	VT
Dine Brands Global Foundation, Inc. (dba The Heidi Fund, Inc.)	KS
FTO Holding Company, LLC	Delaware
Fuzzy's Taco Holdings, LLC	Texas

Fuzzy's Taco Retail, LLC	Texas
FTO Strategic Company I, LLC	Texas
Fuzzy's Taco Opportunities, LLC	Texas
FTO Strategic Company II, LLC	Texas
FTO Strategic Company III, LLC	Texas
FTS Texas Shop 4, LLC	Texas
FTS Texas Shop 5, LLC	Texas
FTS Texas Shop 10, LLC	Texas

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

- Registration Statement (Form S-8 No. 333-174847) pertaining to the 2011 Stock Incentive Plan of DineEquity, Inc.,

- Registration Statement (Form S-8 No. 333-211429) pertaining to the 2016 Stock Incentive Plan of Dine Brands Global, Inc., and

- Registration Statements (Form S-8 Nos. 333-231473 and 333-270157) pertaining to the 2019 Stock Incentive Plan of Dine Brands Global, Inc.;

of our reports dated March 5, 2025, with respect to the consolidated financial statements of Dine Brands Global, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Dine Brands Global, Inc. and Subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2024.

/s/ Ernst & Young LLP

Los Angeles, California
March 5, 2025

Exhibit 31.1

Certification Pursuant to
Rule 13a-14(a) of the
Securities Exchange Act of 1934, As Amended

I, John W. Peyton, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Dine Brands Global, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

        (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

        (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

        (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: 5th day of March, 2025   /s/ John W. Peyton

                                                                                        John W. Peyton
                                                                                        Chief Executive Officer
                                                                                        (Principal Executive Officer)

Exhibit 31.2

Certification Pursuant to
Rule 13a-14(a) of the
Securities Exchange Act of 1934, As Amended

I, Vance Y. Chang, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Dine Brands Global, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

       (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

       (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

       (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

       (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

       (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

       (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: 5th day of March, 2025

/s/ Vance Y. Chang

Vance Y. Chang
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

**Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K of Dine Brands Global, Inc. (the "Company") for the quarter ended December 31, 2024, as filed with the Securities and Exchange Commission on the 5th day of March, 2025 (the "Report"), John W. Peyton, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: 5th day of March, 2025

/s/ John W. Peyton

John W. Peyton
Chief Executive Officer
(Principal Executive Officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act except to the extent the Company expressly and specifically incorporates it by reference in such filing.

Exhibit 32.2

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Dine Brands Global, Inc. (the "Company") for the quarter ended December 31, 2024, as filed with the Securities and Exchange Commission on the 5th day of March, 2025 (the "Report"), Vance Y. Chang, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: 5th day of March, 2025

/s/ Vance Y. Chang

Vance Y. Chang
Chief Financial Officer
(Principal Financial Officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act except to the extent the Company expressly and specifically incorporates it by reference in such filing.